As filed with the Securities and Exchange Commission on August 27, 2021.

Registration No. 333-257984

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Everside Health Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8000	83-0674262
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1400 Wewatta Street

Suite 350

Denver, Colorado 80202

303-566-7161

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher T. Miller

Chief Executive Officer

Everside Health Group, Inc.

1400 Wewatta Street

Suite 350

Denver, Colorado 80202

303-566-7161

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Heidi Mayon Jesse Nevarez Christopher A. Dwyer Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 (650) 752-3100	Ranmali Bopitiya Chief Legal Officer Everside Health Group, Inc. 1400 Wewatta Street Suite 350 Denver, Colorado 80202 303-566-7161	Matthew Dubofsky David Peinsipp Cooley LLP 1144 15th Street Suite 2300 Denver, Colorado 80202 (720) 566-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)(4)
Common stock, $0.0001 par value per share	$100,000,000	$10,910

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments.
(3)	Calculated pursuant to Rule 457(o) based on the estimate of the proposed maximum aggregate offering price.
(4)	The registrant previously paid this amount in connection with the initial filing of this registration statement on July 16, 2021.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued                 , 2021

            Shares

COMMON STOCK

This is the initial public offering of common stock of Everside Health Group, Inc. We are offering                  shares of our common stock. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                and $                .

We have applied to list our common stock on the New York Stock Exchange under the symbol “EVSD.”

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 23 to read about factors you should consider before buying shares of our common stock.

PRICE $                A SHARE

	Per share	Total
Initial Public Offering Price
Underwriting discount (1)
Proceeds, before expenses, to us

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

At our request, the underwriters have reserved for sale at the initial public offering price per share up to    % of the shares of common stock offered by this prospectus for sale at the initial public offering price through a directed share program to certain individuals identified by management. See the section titled “Underwriters—Directed Share Program.”

The underwriters have the option to purchase up to an additional                shares of common stock from us at the initial public offering price to the public less the underwriting discount, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on                 , 2021.

Morgan Stanley	J.P. Morgan	Goldman Sachs & Co. LLC	BofA Securities	William Blair

            , 2021

EVERSIDE | HEALTH TM | Always by your side

Enable patients in our care to live their healthiest lives | OUR MISSION | OUR VISION | Build the most trusted, accessible and personalized healthcare experience alongside our patients and clients

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we nor the underwriters have authorized anyone to provide any information or make any representations other than the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Unless the context otherwise requires, the terms “Everside,” “Everside Health,” “Everside Health Group,” the “Company,” “we,” “us” and “our” in this prospectus refer to Everside Health Group, Inc. and its consolidated subsidiaries after giving effect to the Corporate Reorganization described herein.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “we,” “us,” and “our” in this prospectus refer to Everside Health Group, Inc. and its consolidated subsidiaries.

OUR COMPANY

Overview

At Everside Health, our mission is to enable patients in our care to live their healthiest lives. Our vision is to build the most trusted, accessible and personalized healthcare experience alongside our patients and clients.

We are a patient-focused, care-obsessed, technology-driven, primary care platform with frictionless in-person and virtual care. We listen to our clients and offer them tailored solutions to deliver accessible, high quality care and lower healthcare costs for our patients and clients. We provide our patients with a differentiated experience because we believe that engaging patients in their care is key to both improving health outcomes and delivering healthcare cost savings. We are disrupting healthcare by addressing the unmet needs of key stakeholders, including patients, providers and our clients, which are primarily self-funded employers and labor unions. As of June 30, 2021, we operate more than 340 centers, across over 140 U.S. markets and 33 states, as detailed in the map in Figure 1 in the section entitled “Business”, serving over 300 clients and caring for over 530,000 patients. Of our centers, we lease approximately 20% of the centers and our clients lease or own approximately 80% of the centers.

Our company has developed innovative, data-driven solutions to improve patient experience, address provider burnout, and tackle the rising healthcare costs facing employers. We believe that patient care should be empowered by data, and we have invested heavily in a scalable, secure and cost-efficient technology platform, Everside 360TM. This enables us to provide our longitudinal, holistic care model, an omnichannel approach to in-person and virtual care, and transparent results for our clients. Our Complete Care Solution, is a comprehensive, technology-enabled primary care delivery solution that delivers results for our patients, our providers and our clients. Our solution is supplemental to traditional health insurance. Employers choose to offer our services to their employees and dependents as an add-on benefit in addition to their health insurance to provide better access to care and to reduce the total cost of health care.

The majority of our clients are self-funded employers and labor unions that are looking to control their rising healthcare costs. Our key market focus includes state governments, school districts and manufacturers who are typically sensitive to their increasing spend on healthcare claims. We typically enter into 2-5 year contracts with our clients, where we receive a value-based, recurring revenue payment to serve all of their eligible employees and dependents, which we define as our patients. A key component to our client sales strategy is forecasting a client’s return on investment, or ROI, with Everside by analyzing each client’s historical healthcare spend and using actuarial analytics to forecast our ability to reduce the total cost of care for our clients. Notably, the Everside primary care solution yields savings in all categories of healthcare spend, including, but not limited to, diagnostic imaging, inpatient admissions, pharmacy, emergency department visits and specialist consults. We are committed to delivering these projected cost savings and we report to our clients how their actual savings measured against our forecasts. In a study that included over 80 clients and 170,000 patients, our model, which is based on internal projections and inclusive of our acquisitions of Activate Healthcare LLC, or Activate and Healthstat, Inc., or Healthstat, reduced healthcare cost inflation to under 1.5% per year and delivered average gross savings of 17% by year 3, 31% by year 5 and 40% by year 7. This healthcare cost inflation is calculated by looking at the average increase in total medical expense, on a per member per month basis, across our clients year-by-year. We calculate gross savings by establishing a baseline benchmark spend on a per member per month basis in the year prior to the start of our providing services for each client, calculating the actual per member per month costs for each subsequent year to represent actual costs for each client, and creating a projection of what costs would have been without our services each year for each client, which we do by utilizing independently published inflation benchmarks for commercial populations health costs. In addition, we adjust for client benefit plan design changes and other extraneous factors not attributable to the services we provide. The difference between our projection of expected healthcare cost in each year compared to actual healthcare cost represents the estimated savings. We then calculate the percentage difference between the actual costs and the projected costs, which we call the gross savings. Our ability to drive reductions in the total cost of care while offering what we believe is a superior patient experience creates strong alignment, and a true partnership, between Everside and our clients. We believe this approach, which focuses on the central needs of our self-funded clients, is a key driver of our over 95% net revenue retention rate, which is calculated based on the annual percentage of clients that continue with us from one year to the next. The retention measure is a 3-year weighted average from 2018 to 2020. Although we were incorporated in 2018, our calculation is inclusive of the businesses we acquired that were independently founded in 2011, 2009 and 2001. Among the key drivers of the high retention rate annually are the multi-year contracts and the strong service and results we deliver to clients.

We offer a differentiated patient experience with a technology-driven patient engagement strategy. We recognize that motivating patients to proactively engage in their health is the key to driving reductions in the total cost of care. Engagement is important because employees and dependents have a choice of what provider they see, and we believe that by creating an accessible, differentiated experience, patients will choose to engage with us for their primary care. Our model addresses the financial barriers to proactive healthcare, with a predictable, fully transparent pricing model for our clients that enables our patients to access dependable care without additional out-of-pocket costs, helping to build trust, loyalty and patient engagement. In many of our centers, we do not charge copays or fees to our patients, including prescriptions, and there are no charges billed to a patient’s insurance for provider services. We use sophisticated algorithms to risk stratify our patients based on historical claims and clinical information. We combine this information with our digital outreach model to create highly targeted patient outreach journeys to appropriately engage patients across the risk continuum. We define a patient outreach journey as a personalized series of engagements across multiple modalities to drive a specific outcome for each patient.

Our Complete Care Solution creates a low-cost, high-touch patient experience allowing us to deliver excellent results for our key stakeholders.

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Patients. Inspired by our mission, we have reinvented the patient experience, including 24/7 patient access to their primary care team, frictionless scheduling, short wait times and longer patient visits in a convenient care setting, both in-person and virtually. We deliver a convenient and comprehensive solution to our patients, allowing them to receive services for primary care, laboratory, medication dispensing, and ancillary services like behavioral health and occupational health services at an on-site or near-site center location. This has resulted in an average Net Promoter Score, or NPS score, of 85 over the twelve months ended June 30, 2021, as opposed to primary care providers that average single-digit NPS scores. The NPS score is a widely used metric that measures customer satisfaction and loyalty by asking respondents to rate the likelihood they would recommend a company or service. After primary care visits, members are sent a survey to assess satisfaction and their likeliness to recommend our services to others. Respondents give a rating between 0 (not at all likely) and 10 (extremely likely) and, depending on their response, they fall into one of three categories:

•	Promoters respond with a score of 9 or 10 and are typically loyal and enthusiastic patients.

•	Passives respond with a score of 7 or 8. They are satisfied with the service but not happy enough to be considered promoters.

•	Detractors respond with a score of 0 to 6. They are unhappy patients who are unlikely to engage again and may even discourage others from engaging with us.

The NPS score is calculated by subtracting the percentage of Detractors from the percentage of Promoters. The percentage of Detractors is equal to the number of Detractors divided by the number of total respondents. The percentage of Promoters is equal to the number of Promoters divided by the number of total respondents. In addition, we have demonstrated the ability to deliver high quality care; for example, by exceeding the 90th percentile thresholds for multiple important screening measures, such as diabetic blood pressure control and hypertension control, as set by Healthcare Effectiveness Data and Information Set, or HEDIS.

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Providers. We believe that if our primary care providers, or PCPs, are given the appropriate time, tools and support, they can effectively manage a majority of the typical patient’s health needs, and thereby, significantly impact a patient’s healthcare spend while improving their outcomes. Our providers typically have smaller patient panels, averaging 885 patients relative to the traditional fee-for-service patient panel, which average approximately 2,200 and exceed 3,000 patients. This allows our PCPs to see our patients more frequently, averaging 3.6 visits per year versus an average of approximately 1.3 primary care visits for adults nationally, and spend more time with their patients, with an average visit scheduled for 28.1 minutes, which is 67% longer than the national average of 16.2 minutes. Comprehensive appointments can last 60-90 minutes or more. By spending more time with patients, PCPs can develop personalized care plans and perform procedures which would otherwise be sent to urgent care centers or emergency rooms. In addition, our value-based per member per month, or PMPM, pricing model means our providers do not have to manage the complexities of coding and billing. We aim to reduce provider burnout, increase provider retention, improve speed to provider recruitment, and drive higher clinician satisfaction, to make us the employer of choice for PCPs.

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Clients. Our business model creates direct financial alignment with our clients. Our value-based payment model means that we are rewarded when we deliver quality outcomes and cost savings to our clients. This sets us apart from fee-for-service providers who benefit financially when employers and patients pay more for additional services. In addition, we believe we drive improved employee satisfaction and productivity, lower absenteeism and deliver better healthcare outcomes. As a result of our Complete Care Solution, 75% of patients who responded to our survey say their opinion of their employer has improved with access to our comprehensive healthcare services. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “How has access to Everside Health and the services they offer impacted your opinion of your employer?” Patients may select one of the following options: “Negatively Impacted, No Change, Somewhat Improved, Significantly Improved, Not Applicable.” In the 12 month period ending June 30, 2021, of the 4,080 responses (which excludes “Not Applicable” responses), 3,075 patients selected “Somewhat Improved” or “Significantly Improved” resulting in a calculation of 75% of respondents indicating that their opinion of their employer has improved with access to Everside’s services. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services. We typically are able to provide our clients 15-25% total cost of care savings within 3-5 years and some clients experience savings of 40% or more within 7 years.

We deliver our Complete Care Solution through the management and operation of onsite and nearsite health centers. To comply with various state laws, we employ our licensed providers through four medical professional corporations, or PCs. These PCs are wholly-owned by our Chief Medical Officer. We utilize a common contracting approach to affiliate with the PCs sufficiently so that the PCs are consolidated financially with the Everside wholly-owned subsidiaries. The contractual arrangements generally include: (i) management services agreements; (ii) professional services agreements; and (iii) shareholder restriction agreements. Under the management services agreements, we provide administrative services to the PCs. Under the professional services agreements, the PCs hire providers to render professional medical services exclusively for our patients. Under the shareholder transfer restriction agreements, the PCs’ sole shareholder, our Chief Medical Officer, is restricted from transferring shares in the PC without our prior approval, required to transfer his shares under certain circumstances and subject to certain other limitations. The intercompany compensation paid by the PCs to the Company under the management services agreement is eliminated upon consolidation.

We believe that our business model is highly scalable due to our ability to open new centers in 4-6 months with modest required capital investments and our ability to efficiently deploy our centers in multiple geographic settings. A typical new health center costs approximately $150,000 to $500,000 to open and can be funded by Everside or by the client. Because of the low startup costs and predictable volume from the client’s employees, our typical payback period is within the first year of opening a new health center. Our model allows us to create de novo centers and to customize to client size and demographics, allowing us to open in any geographic area, regardless of population density. We serve both metropolitan areas and rural areas, and augment with virtual capabilities to efficiently and effectively extend our reach. We are physically present in over 140 U.S. markets today. As of June 30, 2021, we had more than 340 health centers in 33 states. In addition, we serve over 300 clients, and no client represented more than 10% of actual revenues or more than 6% of pro forma combined revenues for 2020. For the twelve months ended December 31, 2020, we grew our patients by approximately 209% from 166,970 at December 31, 2019 to 516,364 at December 31, 2020.

We have experienced both strong organic and inorganic revenue growth since inception.

Revenue increased approximately 98% from $47 million for the six months ended June 30, 2020 to $92 million for the six months ended June 30, 2021. Organic revenue, which excludes revenue from our recent acquisition of Healthstat, hereinafter referred to as the Acquisition, increased approximately 17% from $47 million for the six months ended June 30, 2020 to $55 million for the six months ended June 30, 2021. Consolidated net loss increased from $5 million for the six months ended June 30, 2020 to $23 million for the six months ended June 30, 2021. Care margin increased from $17 million, or 37% of revenue, for the six months ended June 30, 2020 to $32 million, or 35% of revenue, for the six months ended June 30, 2021. Adjusted EBITDA decreased from a negative $2 million for the six months ended June 30, 2020 to a negative $9 million for the six months ended June 30, 2021. Care margin and Adjusted EBITDA are supplemental measures that are not calculated in accordance with United States generally accepted accounting principles, or GAAP. See section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures” for additional information and a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.

Revenue increased approximately 40% from $81 million for the year ended December 31, 2019 to $113 million for the year ended December 31, 2020. Organic revenue, which excludes revenue from the Acquisition, increased approximately 24% from $81 million for the year ended December 31, 2019 to $101 million for the year ended December 31, 2020. Consolidated net loss decreased from $20 million for the year ended December 31, 2019 to $3 million for the year ended December 31, 2020. Care margin increased from $25 million for the year ended December 31, 2019 to $44 million for the year ended December 31, 2020. Adjusted EBITDA increased from negative $13 million for the year ended December 31, 2019 to positive $3 million for the year ended December 31, 2020.

Industry Challenges and Our Market Opportunity

Industry Challenges

The current United States healthcare system has significant inefficiencies, presenting key stakeholders with several major challenges: (i) patients that lack access to high-quality, cost-effective care that is provided at the appropriate site of care, (ii) providers that lack the flexibility, autonomy and financial incentives to deliver clinically-effective, value-based care and (iii) employers, labor unions and health plans that lack effective means to control healthcare costs, while improving access for their patients and beneficiaries. As a result, healthcare spending continues to rise nationwide.

Healthcare spending in the United States reached nearly $3.8 trillion in 2019, according to the Centers for Medicare and Medicaid Services, or CMS, representing approximately 18% of total U.S. Gross Domestic Product, or GDP. In 2019, healthcare spending in the United States represented 17% of GDP, compared to 8.6% average for OECD countries, or over $10,000 per capita in the United States, approximately 2.5 times greater than the average Organisation for Economic Co-operation and Development, or OECD, country. Despite spending more than double the average OECD country per capita spend, the United States experiences below average health outcomes, including measures of life expectancy, quality of primary care and quality of acute care. We believe that a principal reason for this is the current underinvestment in primary care within today’s United States healthcare system.

The current fee-for-service reimbursement model in the United States traditionally rewards high volumes of specialty-based care, while limiting the reimbursement for preventative services delivered by primary care. Highlighting this, the United States on average currently spends only 5-7% of its healthcare dollars on primary care in contrast to the 14% spent by other OECD nations, according to a 2019 Patient-Centered Primary Care Collaborative report. In addition, according to studies from Oregon’s Patient-Centered Primary Care Home, or PCPCH, program, for every $1 spent on primary care, an estimated $13 is saved on costs in specialty care, inpatient care and emergency care.

As a direct result of the aforementioned underinvestment in the United States in primary care, typical PCPs are forced to make difficult clinical decisions in a complex fee-for-service payment environment. Examples of these inherent conflicts and limitations include:

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Legacy financial models that do not adequately reimburse providers for time spent coordinating care with other treating providers, performing medication management, or engaging directly with the patient outside of regularly scheduled office visits. We believe these are critical components when promoting positive health outcomes and lowering costs.

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Time limitations that hinder a provider’s ability to make more complex diagnoses (often prompting unwarranted, unnecessary referrals to specialty care) or addressing underlying health conditions such as chronic disease and behavioral health concerns.

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Large patient panel sizes and increasing administrative requirements that divert providers from clinical duties, reduce the availability and accessibility of providers to their patients and ultimately lead to provider burnout.

•	A trend of hospitals acquiring independent physicians. Healthcare systems often hire PCPs to drive more volume to their specialists and other clinical settings, which further increases costs.

In addition to the unmet needs of the patient, employers are continuing to face increasing costs even as overall patient access to care has declined. For both employers and employees, annual health benefit costs are at all-time highs, exceeding $21,000 per family in 2020 with employee contributions also reaching record highs of more than $5,500 per family representing an increase of 111% over the last decade, according to Kaiser Family Foundation, or KFF. Despite these increased costs for both the employer and the employee, the typical patient wait in 2017 was approximately 29 days to see a family medicine practitioner, an increase of 50% over the prior 4 years, according to a recent Merritt Hawkins survey of the 15 largest U.S. metropolitan areas. In middle-size markets, this wait time increases to 56 days. Worse yet, as of 2019, approximately 84 million people in the United States lack access to a PCP. Furthermore, 44% of patients do not go to their physician because of cost.

We believe that investing in primary care will improve the quality of care and reduce overall costs. The traditional primary care fee-for-service model has driven employers to seek out innovative primary care solutions to keep their employees healthy while also reducing healthcare costs. A number of digital health solutions have entered the marketplace to address this market need, however 59% of patients surveyed said they prefer in-person visits and an additional 22% preferred a combination of in-person and digital for routine care. Digital-only solutions will not meet patient demand for access to primary care.

The current state of the United States healthcare system leaves key stakeholders with a sense of growing frustration. We believe that these unmet needs represent a significant opportunity for Everside.

Our Market Opportunity

We have designed the Everside Health Platform to address the existing frustrations and unmet needs of our key stakeholders.

We believe that our targeted total addressable market is both large and growing rapidly. Employer-sponsored commercial health insurance is the largest source of benefit coverage in the United States, 157 million people, according to a 2019 KFF report. Our total addressable market includes the commercial, self-insured primary care market and ancillary services we offer like behavioral and occupational healthcare. As of 2019, the commercial (i) primary care market was approximately $91 billion, (ii) behavioral health market was approximately $34 billion and (iii) occupational health market was approximately $7 billion. This represented an aggregated total commercial market of $132 billion, of which KFF estimates approximately 67%, or $88 billion, is represented by self-funded plan sponsors. One segment of self-funded plan sponsors we are uniquely positioned to serve are labor unions and Taft-Hartley plan sponsors, which we estimate represents approximately 10 million lives and in turn an estimated $12 billion. As we continue to add services and contemplate risk-bearing contracts, our total addressable market could eventually encompass the total commercial self-funded market, representing an estimated $655 billion in 2019. We view this as our long-term total addressable market given our model’s ability to impact the total cost of healthcare for our commercial plan sponsor clients. This market is expected to grow as employers continue trends of taking on more self-funded risk arrangements and subsequently seek solutions to reduce their overall costs.

We believe and expect our market share within our total addressable market to grow considerably as we further expand into new geographies and expand our suite of service offerings. Furthermore, we have the potential to expand upon the total addressable market by applying our model to adjacent markets, such as the fully insured small group employer market and the retiree market.

The Everside Health Platform

We believe the Everside Health Platform is redefining primary care by executing on a model that is (i) Patient-focused, (ii) Care-obsessed and (iii) Technology-driven.

We are Patient-Focused

Every aspect of our model has been designed to create a differentiated patient experience, resulting in an NPS score of 85.

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We Know Our Patients. Our providers typically have smaller patient panels, averaging 885 patients relative to the traditional fee-for-service patient panel, which average approximately 2,200 and exceed 3,000 patients. Through longer visit times, we get to know our patients better, listening to each patient’s unique challenges and goals, an important factor for their healthcare journey. Everside providers stay by our patients’ sides when they need to access the rest of the healthcare system, being there to help them navigate the complex healthcare system and coordinate their care. In the past 12 months, 96% of patients who responded to our survey were satisfied with the level of trust they have with their Everside provider. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “Thinking back to all your experiences with Everside Health, how satisfied are you in the following areas: Level of trust with your provider?” Patients may select one of the following options: “Very Dissatisfied, Dissatisfied, Neutral, Satisfied, Very Satisfied, Not Applicable.” In the 12 month period ending June 30, 2021, of the 4,788 patients that responded to the survey (which excludes “Not Applicable” responses) 4,609 patients selected “Very Satisfied” or “Satisfied”, resulting in a calculation of 96% of respondents indicating they were satisfied with the level of trust they have with their Everside provider. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services.

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We Provide One Convenient Solution. We provide a broad range of primary care services both in-person and virtually as part of our Complete Care Solution. We typically dispense generic medications, draw bloodwork and offer vaccines in-office. Our comprehensive healthcare services offerings also include wellness programs, occupational health, chronic condition management, behavioral health, physical therapy and musculoskeletal health solutions.

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We Personalize Patient Care. Our providers work collaboratively with patients to create a personalized care plan to reach their health goals and we can tailor these based on their individual health risk. Before each visit, our providers have access to a care gap checklist, personalized for each of their patients, to prompt preventive care.

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We Make Access Easy. Patients have access to same-day and next-day appointments, so they can receive care quickly and conveniently for themselves and their family. Our patients can schedule in-person and virtual visits, message providers, access records, and request prescription refills through Everside EverywhereTM, our user-friendly portal and mobile application. Ninety-six percent of patients who responded to our survey indicate that they are satisfied with their ability to access their provider. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “Thinking back to all your experiences with Everside Health, how satisfied are you in the following areas: Ability to access your provider?” Patients may select one of the following options: “Very Dissatisfied, Dissatisfied, Neutral, Satisfied, Very Satisfied, Not Applicable.” In the 12 month period ending June 30, 2021, of the 4,752 patients that responded to the survey (which excludes “Not Applicable” responses) 4,581 patients selected “Very Satisfied” or “Satisfied”, resulting in a calculation of 96% of respondents indicating they were satisfied with their ability to access their Everside provider. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services.

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We Make Great Care Affordable. Our goal is to provide our patients with a low-cost, high-touch approach that empowers them to engage in their own care with Everside as their partner. Our services are usually delivered at no cost to the patient, with copays only applying to non-preventative services for patients with Health Savings Accounts, or HSAs, enrolled in qualified high deductible health plans, or HDHPs. We believe that cost should never be a barrier to care.

We are Care Obsessed

We believe that a strong primary care platform is the key to driving better health outcomes. By providing the highest level of primary care, we enable the PCP to coordinate a highly integrated suite of offerings. Our Complete Care Solution is based on five core tenets:

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We Support the Primary Care Provider. We provide PCPs the time, tools and support to effectively manage more care, more efficiently. We supply our providers with multiple tools to minimize burdensome administrative tasks and to enhance care decisions. With this suite of tools, a care team to coordinate referrals and follow-ups, and onsite labs and pharmacy dispensing, our PCPs are able to efficiently oversee all of the patient’s care.

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We Focus on Engagement. Through strategic alignment with our clients, we delivered an average of 65% engagement of our adult patients on an annual basis across the top quartile of our clients, ranked by patient engagement. We achieved this by proactively communicating directly with our patients to promote initial and ongoing engagement through data-driven segmentation to create personalized patient outreach journeys. Through health plan benefit design, executive support and advocacy, internal employee communications, and virtual and in-person events, we work with employers to encourage patients to actively engage with their care team.

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We Improve Health Outcomes. Based on our internally derived data, we believe that our positive impact to health outcomes is clear, as 82% of patients who responded to our survey say their health has improved after using our services. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “To what degree has Everside Health helped improved your overall health?” Patients may select one of the following options: “Negatively Impacted, No Change, Somewhat Improved, Significantly Improved.” In the 12 month period ending June 30, 2021 of the 4,767 responses, 3,887 patients selected “Somewhat Improved” or “Significantly Improved” resulting in a calculation of 82% of respondents indicating that their health has improved after using our services. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services. The impact of primary care is seen in the improved management of chronic conditions. For example, among diabetes patients with hemoglobin A1C greater than 8, we delivered an average reduction of 1.4 points, with 76% of patients experiencing a reduction in A1C.

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We Tailor Our Care Solution. We can adapt our staffing and scope of services, labs, procedures and medication requests based on unique client requests and data-driven assessments of opportunities to deliver cost savings. Our center hours vary by site and are dependent on when our patients need care the most; we work with each client to determine the best hours to serve that patient population.

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We Integrate Care. Via eConsults, our PCPs can confer in near real-time with thousands of board-certified specialists across 120 medical specialties to determine an appropriate course of action for conditions that are outside the scope of primary care, thus reducing avoidable referral cost by 51%. The care team receives the progress notes and orders when the patient visits external specialists so that the PCP has a comprehensive view of the patient’s care.

We are Technology-Driven

Our technology enhances every aspect of our platform, including: (i) Patient Experience, (ii) Provider Experience, (iii) Population Health Strategy and (iv) Analytics Strategy.

•	We Provide a Seamless Digital Patient Experience. We built Everside EverywhereTM, a digital experience toolset, customized to promote enrollment, engagement and self-management of health conditions, to provide seamless and uninterrupted access to care. We adopted human-centered design in our patient portal and mobile application to focus on our patients and their needs and delight them with an easy-to-use experience.

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We Curate a Full-Service Provider Experience. Our technology aims to simplify provider workflows, maximizing the time spent on delivering proactive patient care. Our patent-pending rules engine in the Everside 360TM platform utilizes data algorithms to analyze historical and ongoing clinical data to prompt providers on patients’ clinical quality care gaps, leading to better clinical outcomes and reduced cost of care spend. Our providers have access to a range of analytical tools to effectively manage their patients, including biometrics, risk stratification, clinical quality measures, or CQM, (based on HEDIS measures), referral and eConsult trends, medication adherence and more.

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We Engage in an Advanced Population Health Strategy. We apply a targeted, scientific approach to risk stratification and segmentation of our populations for the purposes of better understanding past, present and future healthcare utilization and spend. Our advantage is our ability to provide this actionable data through near real-time tools, accessible at point-of-care at both the patient and population level. The timely identification and resolution of gaps and care opportunities improves outcomes for our patients.

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We Provide Valuable Analytics. We built an innovative, secure and scalable patient-centric data warehouse. We analyze data from a number of sources including EMR, claims data, and eligibility files. We have also launched Everside InsightsTM, a performance metrics dashboard that allows our clients to have real-time insights into the performance of their Everside center.

Our Value Proposition

Our focus on the patient experience engages our patients in their healthcare journey, enabling our providers to practice healthcare in a proactive and longitudinal manner, which in turn yields quality improvements and cost reduction outcomes for our self-funded clients. Our technology platform aims to enable all three legs of the stool: by creating a best-in-class digital patient experience; robust clinical dashboards and targeted, risk-based omnichannel patient outreach; and transparent, real-time performance reporting for our clients.

Value Proposition for Patients

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Better Access to Care. We offer comprehensive primary care services through an omnichannel service offering of in-person and virtual health visits. Patients appreciate same day access to care, 24/7 direct access to their care team and our comprehensive service offering that includes laboratory and pharmacy services. We have smaller patient panels (885 versus national average of 2,200), we see our patients more frequently (averaging 3.6 visits per year) and we spend more time with them (averaging 28.1 minutes per visit, which is 67% longer than the national average).

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Better Patient Experience. Our leading core value is “Patients First.” We provide longitudinal patient care with the same clinician each time a patient has an appointment. Patients are seeking to engage their care teams through a variety of modalities—59% of patients surveyed prefer in person, 22% want a combination of in-person and digital, while 19% want digital only. We have utilized human-centered design to construct Everside EverywhereTM, a patient-friendly portal and mobile application.

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Better Affordability. We are a low-cost, high-touch provider that offers little- or no-cost patient visits. Our patients typically do not have copays or high deductibles when they use our services, thereby eliminating the financial barriers to accessing care. Furthermore, our integrated care model can help patients reduce copays associated with unnecessary specialist referrals. Additionally, our 24/7 access can reduce the out-of-pocket cost for urgent care in appropriate situations.

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Better Patient Engagement. Through our technology platform, Everside 360TM, we provide a customizable patient experience that drives patient engagement. Through strategic alignment with our clients, we delivered an average of 65% engagement of our adult patients on an annual basis across the top quartile of our clients, ranked by patient engagement. Our clinical model engages our High Risk patients an average of 5.0 times per year versus our Low Risk patients an average of 3.3 times per year.

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Better Health Outcomes. Our care model yields significant improvements in clinical measures. For example, for patients with high cholesterol levels over 240, we delivered an average reduction of 36.4 points, with 76% of these patients experiencing a reduction.

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Better Patient Satisfaction. We are a patient-focused company that is driven to provide a personalized healthcare experience for each of our patients. Of patients that responded to our survey, 97% felt that they received high quality care at one of our in-person or virtual locations and this is supported by our NPS score of 85.

Value Proposition for Providers

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Improved Provider Experience. Eighty percent of physicians feel at capacity or overextended, working an average of 51 hours per week and seeing over 20 patients per day on average. Because our model reduces the need for burdensome administrative tasks, which typically represent 22% of a physician’s work time as of 2018, we can promote better work-life balance. We aim to reduce provider burnout, increase provider retention, improve speed to provider recruitment, and drive higher provider satisfaction, to make us the employer of choice for PCPs.

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Aligned Incentives with Providers. Our compensation philosophy is to motivate our providers to achieve better health outcomes for their patients. We believe our compensation philosophy is very different from traditional fee-for-service payment models that compensate primarily for patient volume. Providers are paid on a salary model, with a portion of them eligible to earn a performance incentive bonus based on the achievements of certain metrics that align with our goals, such as quality metrics or patient satisfaction. Our providers are not compensated on metrics related to financial performance or volume of services rendered. In addition, our business model is not tied to coding, which alleviates a major source of provider dissatisfaction.

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Better Practice Model. Our model enables providers to practice medicine the way it was meant to be. Our providers are given the time, tools and support to deliver whole-person care. Because our physicians manage 60% fewer patients per provider than the average PCP, they can develop personalized care plans for patients, help patients manage medication, and can follow up with patients, leading to better adherence to their plans of care.

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Robust Technology That Promotes Quality Care. Our technology platform provides detailed analytics on a provider’s entire patient panel that is fully integrated into a provider’s workflow to promote population health. Our proprietary clinical dashboards dynamically report biometrics, rate of referrals out to specialty care, utilization of emergency departments or urgent care, adherence to medication regimens, and conversion of medications from branded to generics.

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Integrated Care Capabilities. Because our providers are given enough time with each patient, we are able to more effectively offer a broader range of primary care services and our providers invest the time to coordinate with specialists peer-to-peer in a consultative approach. We support our providers with a care team to coordinate referrals and follow-ups for required care outside of our capability, allowing the PCP to oversee the patient’s care.

Value Proposition for Our Clients

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Proven Return on Investment, or ROI, and Cost Savings. We looked at the performance of 80 clients and 170,000 lives and found that our care model reduced healthcare cost inflation to under 1.5% per year, and generated 17.3% and 31.4% gross savings on average by year 3 and year 5, respectively. We deliver these savings across all segments of spend by keeping cost inflation well below national averages of 6-7% per year.

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Driving Clinical Outcomes with Quantifiable Benefits. We utilize our proprietary patent-pending rules engine within the Everside 360TM platform to identify and outreach to high-risk patients who require proactive or follow-up care. Our Everside InsightsTM Dashboard is a data and analytics reporting tool designed to give clients on-demand, real-time access to comprehensive insights on their patients’ engagement, utilization, satisfaction, and health.

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Better Client Experience with Tailored Service Offerings. We provide a comprehensive service offering to our clients that begins pre-implementation with claims and data analysis to better understand patient demographics. We utilize our knowledge of the population to offer tailored clinical services with the option to add on ancillary services like behavioral health, occupational health, vaccinations and drug screenings on top of the core primary care offering.

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Customized Health Centers to Meet Client’s Specific Needs. We are able to open new health centers to meet our client’s specific geographic and clinical needs, often within 4-6 months of engagement. In addition, our center staffing and hours of operation can also be specifically tailored to our client’s needs and our clients are directly involved in the design to create a welcoming environment for their employees.

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Positive Impact for Clients and Workforce. In a survey of our patients, 75% of patients who responded to our survey said their opinion of their employer has improved with access to Everside’s services. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “How has access to Everside Health and the services they offer impacted your opinion of your employer?” Patients may select one of the following options: “Negatively Impacted, No Change, Somewhat Improved, Significantly Improved, Not Applicable.” In the 12 month period ending June 30, 2021, of the 4,080 responses (which excludes “Not Applicable” responses), 3,075 patients selected “Somewhat Improved” or “Significantly Improved” resulting in a calculation of 75% of respondents indicating that their opinion of their employer has improved with access to Everside’s services. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services. We also strive to improve productivity, lower absenteeism and deliver better healthcare outcomes through our convenient physical and digital care settings.

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Predictable Costs for Our Clients. Our client contracts are all value-based and there is no fee-for-service billing for our provider services. We tailor our payment model for the client’s needs and preferences: management fee, PMPM, or a flat fee that allows a client to pay for all eligible employees and their dependents.

Our Competitive Strengths

We believe that the following are our key competitive strengths.

Unparalleled Access to Primary Care

Our hybrid physical and digital approach uses technology to bridge the digital setting with the physical setting for the purpose of providing a unique, interactive experience for the user. Some care requires an in-person touch; a diabetic foot exam, for example, cannot be done virtually. In addition to our digital platform, our ability to provide in-person care when the patient desires or when it is medically necessary is what enables us to drive down the total cost of care.

Driving Exceptional Patient Engagement

Through our technology platform, Everside 360TM, we provide a customizable patient experience that drives patient engagement. We created targeted patient outreach journeys where we can connect to our patient in various modalities, and track performance.

Proven Client Return on Investment, or ROI

We have a demonstrated ability to provide our clients with net savings in healthcare costs that significantly exceeds the program costs through the implementation of our clinical model. In our own internal study of 80 clients and approximately 170,000 lives, we found that the gross savings by year 3 was on average 17.3%. According to a recent KFF study, 96% of employers believe healthcare costs are excessive and 87% believe healthcare costs will become unsustainable within the next five years. We are often one of the last services to be reduced even during difficult financial times. This was made evident during COVID-19 when our net revenue retention rate held steady at 95%.

Direct to Employer Model

Our three legacy organizations, Paladina, Activate and Healthstat, have over 40 years of combined experience in the direct to employer market. We employ a dedicated sales force to sell directly to employers, including a centralized Request for Proposal, or RFP, team that responds to employers looking for creative solutions. We cultivate channel partnerships with our broker networks so that our solution can be part of an employer’s benefit design.

Leadership in Labor Union and Taft-Hartley Market

We believe that we are well positioned to continue our growth within the labor union market, where our Activate brand has a broad presence across 10 states with a dedicated sales team. We currently serve approximately 70,000 members of Taft-Hartley plans, which we estimate serve approximately 10 million participants in the United States. We established a union division advisory board so that we can have a deep understanding of the unique needs of these clients.

Ability to Acquire and Integrate Businesses

We have demonstrated a successful track record of acquiring and integrating companies that align with our mission and values. We completed two sizable acquisitions, Activate in 2018 and Healthstat in 2020, and achieved operational integration and synergy efficiencies at a rapid pace, with both deals having closed in the last 3 years. Our management team has deep experience with executing a targeted M&A strategy. This strategy allows us to scale inorganically while still driving organic growth in our core business.

Efficiency of Capital Investment Driving Highly Scalable Model

We have significant efficiency of capital investment that drives our highly scalable model. We see this in several ways:

(i)

We can typically open new centers in 4-6 months for approximately $150,000 to $500,000. With our contracted lives starting immediately, we can achieve profitability within the first year, which creates a significant competitive advantage.

(ii)

Telehealth also acts as an organic growth multiplier for our business, because it allows for greater patient access without the need for a physical location and commensurate spend. In addition, our scalable cloud-based architecture and hybrid approach, where we partner with companies we believe to be leading software companies rather than build our own, is a very efficient cost structure.

Comprehensive Service Offering Across Leading National Footprint

We provide comprehensive solutions to our clients at a national scale, including primary care, occupational health, behavioral health, onsite laboratory and medication dispensing benefits. We provide care across a broad physical footprint of more than 340 health centers in 33 states and over 140 U.S. markets. While we continue to demonstrate steady organic growth, we are now well positioned to serve larger regional and national employers and health plans with our geographic and virtual footprint.

Robust Technology Platform

Our technology platform, Everside 360TM, is built on a hybrid operating model, where we partner with what we believe are best-in-class organizations to license their sophisticated technologies and integrate our systems on top of those technologies to provide a seamless product to our clients. To enhance the patient experience, we have developed Everside EverywhereTM, a customizable patient portal and mobile application to service the needs of our patients based on a combination of our own software and applications licensed from third parties. We utilize our proprietary rules engine and claims data set to identify and reach out to high-risk patients who require proactive or follow-up care. In addition, our Everside InsightsTM Dashboard is a data and analytics reporting tool designed to give clients real time access to our results.

Demonstrated Improvements in Patient Health Outcomes

For patients who select us as their PCP, we exceeded the 90th percentile thresholds for multiple important HEDIS screening measures such as diabetic blood pressure control and hypertension control. Among diabetes patients with hemoglobin A1C greater than 8, we delivered an average reduction of 1.4 points with 76% of patients experiencing a reduction in A1C. Similarly, for patients with high cholesterol levels over 240, we delivered an average reduction of 36.4 points with 76% of these patients experiencing a reduction.

Strong Recurring Revenue and Client Retention

Our business model produces predictable, recurring revenue with typical contract terms of 2-5 years. As a result of these longer duration contracts, a large percentage of our revenue is recurring revenue, representing over 95% of our total revenue as of December 31, 2020. This is a marked differentiator from our FFS competitors whose revenue is more volatile, directly fluctuating seasonally with the volume of services provided. In addition, as of December 31, 2020, we had net revenue retention rate of 95%.

Highly Experienced, Mission-driven Management Team

Our knowledgeable management team has extensive experience working with leading self-funded clients, labor unions, health systems, health plans, and other Fortune 500 companies. Our leadership team embodies our core mission and vision, to enable patients in our care to live their healthiest lives while building the most trusted, accessible and personalized healthcare experience alongside our patients and clients.

Our Proven Formula to Scale

We have created a repeatable, data-driven playbook to increase patients’ healthcare access and expand the Everside brand and presence across the United States. The fundamental aspects of our playbook include:

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Executing on Multiple Go-To-Market Strategies. We pursue four go-to-market strategies in parallel: (i) we employ a national sales force to sell to employers, (ii) we contract with broker partners, (iii) we partner with health plans to serve their fully insured or self-funded accounts and (iv) we affiliate with health systems to enter new markets.

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Strategic Market Entry. Since we do not rely on market density for our volume, we are typically able to open a single near-site location to establish our footprint within a local market. Once we have established our local market presence, we utilize our hub and spoke expansion model, adding new smaller spoke clients into our existing hub center to increase our membership and lower our individual patient acquisition cost.

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Actuarial Analytics on Total Cost of Claims Savings. We partner with clients and provide reports demonstrating our strong projected ROI when implementing our clinical model using externally validated actuarial methodology. Then, on an annual basis, we report back to clients on actual claims savings against this forecast.

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Capital Efficient Growth. A typical new center costs approximately $150,000 to $500,000 to open. Our centers can be funded by Everside or funded by the client. In addition, because of the low startup costs and predictable volume from existing employees, we are typically profitable at a new center within the first year.

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Efficient Patient Acquisition. We drive patient engagement through email, social media, phone, and our digital platform. We are also able to maximize utilization of existing shared centers to drive lower unit costs at these locations.

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Building the Best Teams. The Everside approach to recruiting and talent development allows us to attract high-caliber providers and market leaders to support the growth and scale of our business. The core tenets of our hiring process include: (i) clinical culture, (ii) diversity, inclusion and belonging, (iii) social impact, and (iv) listening and transparent leadership.

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Value-Based Contracts. Our client contracts are all value-based and we collect fixed, recurring revenue for our provider services, with little or no fee-for-service revenue. Our contracts typically have 2-5 year terms, translating to highly predictable, recurring revenues. We do not take full actuarial risk on any contract, which also contributes to the predictable nature of our revenue stream.

Our Growth Strategies

We plan to continue to pursue our growth strategies at scale in several ways:

•	expand market presence with new health centers;

•	increase clients on our platform;

•	expand capabilities and services;

•	increase valuable partnerships with health plans and hospital systems;

•	pursue strategic acquisitions in existing and new service lines;

•	pursue adjacent market opportunities; and

•	capture economics of cost savings through risk-sharing payment models.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” These risks include, but are not limited to, the following:

•	Our recent growth rates may not be sustainable or indicative of future growth, and we expect our growth rate to slow;

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If we fail to offer high-quality patient and client support in our business, our reputation and our ability to maintain or expand our patient population or attract clients could suffer, which could adversely affect our results of operations;

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We compete for physicians and other healthcare personnel, and shortages of qualified personnel or other factors could increase our labor costs and adversely affect our business, financial condition and results of operations;

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Global economic conditions and economic uncertainty or downturns, as it impacts various industries including those of our clients, could materially and adversely affect our business, financial condition and results of operations;

•	We have a history of net losses, we anticipate increasing expenses in the future and we may not be able to achieve or maintain profitability;

•	We have a limited operating history, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future;

•	Our growth strategy may not prove viable and we may not realize expected results;

•	If we are unable to retain existing clients and attract new clients, our business and results of operations may be adversely affected;

•	Failure to appropriately set client contract rates or effectively manage our costs could negatively affect our profitability, results of operations and cash flows;

•	If our cost savings estimates are not accurate, we will fail to deliver a return on investment to our clients and our client retention may be negatively impacted;

•	We may be unsuccessful in identifying and acquiring suitable acquisition candidates or integrating acquired companies, which could impede our growth and ability to remain competitive;

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Laws regulating the corporate practice of medicine could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws could subject us to penalties or require a restructuring of our business;

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Our use and disclosure of other types of personal data, personal information or personally identifiable information, Sensitive Health Information, including such information that may be protected by various laws and regulations, referred to collectively as PII, and sensitive data, including protected health information, or PHI, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base and revenue;

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If we fail to comply with certain healthcare laws, including fraud and abuse laws, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected;

•	We have identified a material weakness in our internal control over financial reporting; and

•	Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.

Corporate Information

We were incorporated in 2018 in Delaware under the name NEAPH Acquisitionco, Inc. and changed our name to Everside Health Group, Inc in 2021. Our principal executive offices are located at 1400 Wewatta Street, Suite 350, Denver, Colorado 80202 and our telephone number at that address is 303-566-7161. Our website address is www.eversidehealth.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and inclusions of our website address in this prospectus are inactive textual references only.

Trademarks

This prospectus contains references to our trademarks (including service marks) and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our primary trademarks include “Everside”, “Everside Health”, “Activate by Everside”, “Paladina Health”, “Healthstat”, and “Activate Healthcare”, all of which are registered, or are the subject of pending applications for registration, in the United States with the U.S. Patent and Trademark Office. In addition, we intend to use the marks “Everside Everywhere”, “Everside 360” and “Everside Insights”, and have current pending applications for such marks in the United States. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Corporate Reorganization

We currently operate as a Delaware corporation under the name Everside Health Group, Inc. Everside Health Group, Inc. directly or indirectly holds all of the equity interests in our operating subsidiaries, and is wholly-owned by Everside Health Holdings, LLC. Immediately prior to the consummation of this offering, the equity of Everside Health Group, Inc. held by Everside Health Holdings, LLC will be distributed to the members of Everside Health Holdings, LLC, which we expect will then dissolve. In this prospectus, we refer to all of the foregoing transactions as the “Corporate Reorganization.” Following the Corporate Reorganization, we will remain a holding company and will continue to conduct our business through our operating subsidiaries. For more information, see “Corporate Reorganization.”

Implications of Being an Emerging Growth Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including not being required to have our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain reduced disclosure requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and exemptions from the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Related to Our Business—We are an emerging growth company and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	shares.

Common stock offered by us pursuant to the underwriters’ over-allotment option	shares.

Common stock to be outstanding after this offering	shares ( shares if the underwriters’ over-allotment option is exercised in full).

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $                 million (or approximately $                 million if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $                 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures, along with the paydown of all of the outstanding borrowings under our credit facility. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	“EVSD”

Directed Share Program

The underwriters have reserved up to     % of the shares of common stock being offered by this prospectus (excluding the shares of common stock that may be issued upon the underwriters’ exercise of their over-allotment option) for sale to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriters—Directed Share Program.”

The number of shares of our common stock to be outstanding after this offering is based on                  shares of common stock outstanding as of                2021, and excludes (except as otherwise expressly set forth herein):

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the issuance by us of                  shares of our common stock to NEA Management LLC, or NEA, in connection with the consummation of this offering and pursuant to the Management Consulting Agreement with NEA Management Company LLC, as payment of a fee equal to 2% of the shares of our common stock outstanding immediately prior to the consummation of this offering, payable to NEA Management Company LLC in shares of our common stock pursuant to the Management Consulting Agreement. See the section titled “Certain Relationships and Related Party Transactions—NEA/Paladina Acquisition”;

•

up to             shares of our common stock that will become available for future issuance under our 2021 Stock Option and Incentive Plan, or 2021 Plan, which will become effective in connection with the completion of this offering, which number of shares includes                  shares of common stock underlying restricted stock unit awards we expect to award to certain of our employees and non-employee directors immediately following the effectiveness of the registration statement of which this prospectus is a part, or the IPO Equity Grants, assuming an initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), but does not include an aggregate of                  shares of our restricted common stock to be issued in respect of unvested value units in connection with the Corporate Reorganization, as further described below. See “Director Compensation—IPO Equity Grants”; and

•

            shares of our common stock that will become available for future issuance under our 2021 Employee Stock Purchase Plan, or 2021 Employee Plan, which will become effective in connection with the completion of this offering.

Our 2021 Plan and 2021 Employee Plan each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2021 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Additional Narrative Disclosure.”

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	a -for- forward stock split with respect to our shares of common stock, effected on , 2021;

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the consummation of this offering;

•	the distribution of an aggregate of shares of our common stock in connection with the completion of the transactions described in the section titled “Corporate Reorganization”, including:

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                shares of our common stock that are distributed to certain current or former members of management in respect of                Value A Units of Everside Health Holdings, LLC that were issued, outstanding and vested as of                , 2021, and                  shares of our restricted common stock that are distributed to certain current or former members of management in respect of              Value A Units of Everside Health Holdings, LLC that were issued, outstanding and unvested as of                 , 2021, in redemption of such unvested value units, in each case, assuming an initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

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                shares of our common stock that are distributed to certain current or former members of management in respect of                Value B Units of Everside Health Holdings, LLC that were issued, outstanding and vested as of                , 2021, and                  shares of our restricted common stock that are distributed to certain current or former members of management in respect of              Value B Units of Everside Health Holdings, LLC that were issued, outstanding and unvested as of                 , 2021, in redemption of such unvested value units, in each case, assuming an initial public offering price of $              per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

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                shares of our common stock that are distributed to certain current or former members of management in respect of                Value C Units of Everside Health Holdings, LLC that were issued, outstanding and vested as of                , 2021, and                  shares of our restricted common stock that are distributed to certain current or former members of management in respect of              Value C Units of Everside Health Holdings, LLC that were issued, outstanding and unvested as of                 , 2021, in redemption of such unvested value units, in each case, assuming an initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

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                shares of our common stock that are distributed to certain current or former members of management in respect of                Value D Units of Everside Health Holdings, LLC that were issued, outstanding and vested as of                , 2021, and                  shares of our restricted common stock that are distributed to certain current or former members of management in respect of              Value D Units of Everside Health Holdings, LLC that were issued, outstanding and unvested as of                 , 2021, in redemption of such unvested value units, in each case, assuming an initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

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                 shares of our common stock issued in the Corporate Reorganization in respect of                  Common Units of Everside Health Holdings, LLC that were issued and outstanding as of                 , 2021, in redemption of such unvested value units, in each case, assuming an initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus); and

•	no exercise by the underwriters of their over-allotment option.

Following this offering and after giving effect to the Corporate Reorganization, there would be                  shares of our common stock outstanding.

Further, except as otherwise indicated, all information contained in this prospectus related to our post-Corporate Reorganization share capitalization assumes an initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial data and other data. We derived the summary consolidated statements of operations and statements of cash flows data for the six months ended June 30, 2021 and 2020, as well as the consolidated balance sheet data as of June 30, 2021, from our unaudited condensed consolidated financial statements. We derived the summary consolidated statements of operations and statements of cash flows data for the years ended December 31, 2020 and December 31, 2019, as well as the consolidated balance sheet data as of December 31, 2020 and December 31, 2019, from our audited consolidated financial statements. Both sets of financial statements are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. Our unaudited condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements. The following summary consolidated financial data and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Everside Health

Consolidated Statements of Operations

(Amounts in Thousands, Except Share and Per Share Data)

(unaudited)

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2021	2020	2020	2019
Revenue	$92,475	$46,735	$113,375	$80,898
Operating expenses:
Cost of care	60,371	29,557	69,197	55,472
Selling, general, and administrative expenses	49,026	18,715	42,786	38,103
Depreciation and amortization	5,826	2,943	6,386	6,234

Total operating expenses	115,223	51,215	118,369	99,809

Operating loss	(22,748)	(4,480)	(4,994)	(18,911)

Nonoperating income (expense):
Interest income	14	19	37	32
Interest expense	(94)	(188)	(253)	(164)

Total nonoperating expense	(80)	(169)	(216)	(132)

Consolidated net loss before taxes	(22,828)	(4,649)	(5,210)	(19,043)
Provision for (benefit from) income taxes	295	592	(2,170)	604

Consolidated net loss	(23,123)	(5,241)	(3,040)	(19,647)
Less: Net loss attributable to noncontrolling interest	(112)	(73)	(139)	(60)

Net loss attributable to Everside Health	$(23,011)	$(5,168)	$(2,901)	$(19,587)

Net loss attributable to Everside Health, per share:
Basic and diluted	$(78,805)	$(24,493)	$(12,951)	$(92,829)

Weighted-average common units:
Basic and diluted	292	211	224	211

	As of June 30, 2021	Pro Forma as of June 30, 2021(1)(2)	As of December 31, 2020	As of December 31, 2019
	(in thousands)
Balance Sheet Data (at period end):
Cash, cash equivalents, and restricted cash	$8,598	$	$18,377	$17,402
Other current assets	31,128		30,723	9,855
Total assets	321,570		335,203	200,831
Total current liabilities	71,648		65,182	23,004
Total liabilities	83,290		73,800	34,088
Accumulated deficit	(56,543)		(33,532)	(30,631)
Total stockholder’s equity	238,280		261,403	166,743

(1)

Reflects (i) the completion of the Corporate Reorganization prior to the completion of this offering, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering, (iii) the sale and issuance by us of              shares of our common stock in this offering, assuming an initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of a portion of the net proceeds from this offering to repay all of the outstanding borrowings under our credit facility as set forth under the section titled “Use of Proceeds,” and (iv) equity-based compensation recorded upon the consummation of our initial public offering for service-vested awards.

(2)

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Statements of Cash Flows Data:
Net cash used in operating activities	$(9,857)	$(1,897)	$(982)	$(7,273)
Net cash used in investing activities	$(1,922)	$(1,174)	$(68,521)	$(4,469)
Net cash provided by (used in) financing activities	$2,000	$(4,666)	$70,478	$6,607

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Our recent growth rates may not be sustainable or indicative of future growth, and we expect our growth rate to slow.

While we have experienced significant revenue growth in prior periods, we expect it is not indicative of our future revenue growth. We expect our longer-term revenue growth rate will decline. In our fiscal year ended December 31, 2020, our revenue grew by 40% as compared to revenues from the prior fiscal year. Our historical rate of growth may not be sustainable or indicative of our future rate of growth. We believe that our continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this “Risk Factors” section and the extent to which our various offerings grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our client base may not continue to grow or may decline due to a variety of possible risks, including increased competition, changes in the regulatory landscape and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to continue our revenue growth or improve margins would have a material adverse effect on our business, financial condition and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

If we fail to offer high-quality patient and client support in our business, our reputation and our ability to maintain or expand our patient population or attract clients could suffer, which could adversely affect our business, financial condition and results of operations.

Providing high-quality, personalized, operational support and service to our patients and clients is an important part of our business. In particular, our ability to attract and retain clients is partially dependent upon providing differentiated patient care experiences as well as providing high quality care and delivering total cost of care savings. Certain operations are supported by third-party vendors. If we or our vendors fail to provide service that meets our patients’ and clients’ expectations, we may have difficulty retaining or growing our clients, which could adversely affect our business, financial condition and results of operations.

Furthermore, failure to deliver high quality patient support could negatively impact patient engagement. If patient engagement were to be reduced, such decrease may also result in non-renewals of our contracts with clients due to low patient activation and interest. For example, even if we maintain a contract with a client to establish a health center, employees of that client may not sign up as patients due to lack of awareness, inadequate marketing penetration due to information overflow at that client or otherwise, or perceived inadequacy of our solutions or services. Our clients may also prohibit us from engaging in direct outreach with clients as potential patients, or we may be unsuccessful in spreading brand awareness among such employees, which would decrease growth in the number of patients that use our health centers.

We expect the importance of a high-quality operational support experience to our patients and clients will increase as we expand our business, grow markets, add new products and pursue new clients and care providers.

Any failure to maintain high-quality patient and client support, or a market perception that we do not maintain high-quality patient or client support, could harm our reputation and our ability to grow the number of clients and increase patient engagement. Additionally, as the number of patients and care providers using our platform grows, we will need to hire additional support personnel to provide efficient platform support at scale. If we are unable to provide such support, our business, results of operations, financial condition and reputation could be harmed.

We compete for physicians and other healthcare personnel, and shortages of qualified personnel or other factors could increase our labor costs and adversely affect our business, financial condition and results of operations.

Our strategy requires that we successfully contract with our PCPs and other care providers to ensure access to quality healthcare services for our patients, to manage medical care costs and utilization and to better monitor and ensure the quality of care being delivered.

Our operations are dependent on the efforts, abilities and experience of employed and contracted physicians, nurse practitioners, physician assistants, registered nurses and other medical professionals. We compete with other healthcare providers, hospitals, clinics, networks and other facilities in attracting physicians, nurses and medical staff to support our business. Recruiting and retaining qualified providers, as well as management and support personnel, responsible for the daily operations of our business is vital to the continued growth and success of our business and our profitability. We cannot guarantee that we will be able to continue to attract and retain the right PCPs to provide high quality care to our patients through our model of care. In some markets in which we operate, the lack of availability of clinical personnel, such as nurses and mental health professionals, has become a significant operating issue facing our business and all healthcare providers. As a result of this competition, we may need to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. We may not be able to attract new physicians and clinical personnel to replace the services of terminating personnel or to service our growing clientele.

We may not be able to raise rates or to grow our business to offset increased labor costs. Because a significant percentage of our revenue consists of fixed, prospective payments, our ability to pass along increased labor costs is limited under certain contract types.

We have employment contracts with physicians and other health professionals and anticipate growing into other geographies. Some of these contracts include provisions preventing these physicians and other health professionals from owning an interest in competitive facilities or competing with us both during and after the term of our contract with them. Some states in which we operate may refuse to enforce non-compete agreements and restrictive covenants applicable to physicians and other healthcare professionals. There can be no assurance that our non-compete agreements related to physicians and other health professionals will be found enforceable if challenged in certain states. In such event, we would be unable to prevent physicians and other health professionals formerly employed by us from competing with us, potentially resulting in the loss of some of our patients and other health professionals.

Global economic conditions and economic uncertainty or downturns, as it impacts various industries including those of our clients, could materially and adversely affect our business, financial condition and results of operations.

In recent years, our business has been and may continue to be affected by various factors and events that are beyond our control. The United States has experienced economic downturns and market volatility, and domestic and worldwide economic conditions remain uncertain. It may be extremely difficult for us, our providers and our other key constituents to accurately plan future business activities and execute on our business objectives as a result of economic uncertainty and other macroeconomic factors. In addition, global economic conditions and economic uncertainty may cause our clients to cease partnering with our business, which could ultimately harm our business.

Our clients consist primarily of midsized employers, including manufacturers, unions and municipalities, and any adverse impact on our clients can impact our business. Further, a recession or prolonged economic contraction could also harm the business and results of operations of our clients, resulting in potential business closures and layoffs of employees. The occurrence of any such events may lead to cutbacks in employer benefits programs and reduced size of workforces, which could reduce our client revenue and in-clinic and onsite clinic utilization and harm our business, financial condition and results of operations. Increasing rates of unemployment, including union membership decline, may also result in loss of patients, and economic recessions or slowdowns can result in our clients terminating their contract arrangements with us for budgetary reasons.

In addition, our business relies on third parties, and we are susceptible to risks related to the potential financial instability of such third parties, including medical supply availability and vendors that provide services to us or to whom we delegate certain functions. If these third-party vendors cease to do business as a result of broader economic conditions or if they become unable to provide us with the level of service we expect, we may not be able to find an alternative service provider in a timely manner, or on acceptable financial terms, which could impact our ability to meet the expectations and needs of our clients.

We cannot predict the timing, severity or duration of any economic slowdown or the strength or speed of any subsequent recovery generally, or any industry in particular. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition and results of operations could be materially adversely affected.

We have a history of net losses, we anticipate increasing expenses in the future and we may not be able to achieve or maintain profitability.

We have incurred net losses on an annual basis since our inception. We incurred net losses of $23.1 million and $5.2 million for the six months ended June 30, 2021 and 2020, respectively, and $3.0 million and $19.6 million for the years ended December 31, 2020 and 2019, respectively. Although new centers are typically profitable within the first year, that center-level profitability is distinguishable from the overall profitability of the consolidated company, and we expect our aggregate costs will increase substantially in the foreseeable future and our losses will continue as we expect to invest heavily in increasing our health centers, expanding our operations and hiring additional PCPs and staff to operate as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. To date, we have financed our operations principally from the sale of our equity, revenue from our contracts with our clients and the incurrence of indebtedness. Our net cash flow from operations was negative for the years ended December 31, 2020 and 2019. We may not generate positive cash flow from operations or profitability in any given period, and our limited operating history may make it difficult for you to evaluate our current business and our future prospects.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. We expect our operating expenses to increase significantly over the next several years as we continue to hire additional personnel, expand our operations and infrastructure and continue to expand to reach more clients. In addition to the expected costs to grow our business, we also expect to incur additional legal, accounting and other expenses as a newly public company. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If our growth rate were to decline significantly or become negative, it could adversely affect our business, financial condition and results of operations. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our shareholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations would be adversely affected. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

We have a limited operating history, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future.

As a result of our limited operating history, our ability to forecast our future operating results, including revenues, cash flows and profitability, is limited and subject to a number of uncertainties. We have encountered and will encounter risks and challenges frequently experienced by growing companies with competitive offerings, such as the risks and uncertainties described in this prospectus. In addition, our business is affected by general economic and business conditions around the world, including the impact of COVID-19 or any other similar pandemic or epidemic. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer. These risks and challenges include our ability to:

•	attract new clients to our product and service offerings;

•	increase revenue from the services we provide and expand our service offerings;

•	retain our existing clients;

•	retain and recruit PCPs;

•	expand to new geographies;

•	successfully compete with other companies that are currently in, or may in the future enter, the primary care market;

•	deliver a return on investment to our clients;

•	maintain and improve the infrastructure underlying our technology platform, including with respect to data protection and cybersecurity;

•

successfully expand our technology platform and services, develop and update our features, offerings and services to benefit our current patients’ and providers’ healthcare experience as well as handle increased patient and provider usage;

•	process, store and use personal data in compliance with governmental regulation and other legal obligations related to privacy;

•	responsibly use the data that our patients share with us;

•	comply with existing and new laws and regulations applicable to our business and in our industry;

•	comply with new and evolving laws and regulations as a result of major political shifts in our industry;

•	process, store and use personal data in compliance with governmental regulation and other legal obligations related to privacy;

•	maintain and enhance the value of our reputation and brand;

•	effectively manage our growth;

•	hire, integrate and retain talented people at all levels of our organization; and

•	integrate acquired businesses and personnel.

Our growth strategy may not prove viable and we may not realize expected results.

Our business strategy is to grow rapidly by expanding our client and patient base and is significantly dependent on adding new clients and expanding our service offerings, engaging patients, and recruiting providers to provide primary care services. We seek growth opportunities both organically through alliances with brokers, health systems, or payers, and inorganically through business acquisitions. Our ability to grow organically depends upon a number of factors, including, but not limited to, entering into contracts with additional clients, identifying appropriate facilities, obtaining leases, completing internal build-outs of new facilities within proposed timelines and budgets and hiring care teams and other employees. We cannot guarantee that we will be successful in pursuing our growth strategy. If we fail to evaluate and execute new business opportunities properly, we may not achieve anticipated benefits and may incur increased costs.

Our growth strategy involves a number of risks and uncertainties, including that:

•

we may not be able to successfully enter into contracts with new clients, add new health centers and expand our service offerings on terms favorable to us or at all. In addition, we compete for client relationships with other potential competitors, some of whom may have greater resources than we do. This competition may intensify due to the ongoing investment in the healthcare industry, which may increase our costs to pursue such opportunities;

•	we may not be able to engage a sufficient number of patients to deliver a return on investment to our clients, and we may be unable to recruit or retain a sufficient number of clients as a result;

•	we may not be able to engage sufficient numbers of physicians and other staff to both deliver care in our centers and to provide supervision to our allied health professionals;

•

when expanding our business into new states, we may be required to comply with laws and regulations that may differ from states in which we currently operate, which may create additional costs, restrict service offering or otherwise limit quick expansion and setup of our health centers;

•	we may not foster strategic relationships with third parties to accelerate our growth;

•	we may not identify additional businesses to acquire; and

•	we may not be able to successfully integrate the businesses we acquire, which could result in higher than expected costs and diversion of management’s time and energy.

There can be no assurance that we will be able to successfully capitalize on growth opportunities, which may negatively impact our business model, revenues, results of operations and financial condition.

If we are unable to retain existing clients and attract new clients, our business, financial condition and results of operations may be adversely affected.

To increase our revenue, part of our business strategy is to expand the number of new health centers and serve additional patients. In order to support such growth, we must continue to recruit and retain a sufficient number of new clients. Our ability to retain existing clients, attract new clients and diversify and expand our portfolio of products and services depends on a number of factors, some of which are beyond our direct control. Some of these factors include:

•	our ability to provide low cost and high value care which meet a broad range of patient needs while providing positive patient experience;

•	our patients’ ability to easily use our technology, virtual care offerings and after hours care accessibility;

•	our ability to safeguard our patients’ data; and

•	our ability to retain licenses to conduct our existing business and obtain licensing in new geographies where we intend to grow.

In addition, our ability to retain our existing clients and attract new clients could be adversely impacted by delays in, or increased difficulty or cost associated with, the implementation of our growth strategies, strategic initiatives and operating plans, and the incurrence of unexpected costs associated with operating our business.

If our ability to market and sell our products and services is constrained for any reason, such as technology failures, reduced allocation of resources, any inability to timely employ, train and retain employees and contractors and their agents to sell health centers, interruptions in the operation of our website or systems, disruptions caused by other external factors, such as the COVID-19 pandemic, or issues with evolving government healthcare laws and regulations, we could acquire fewer new clients than expected or suffer a reduction in the number of our existing clients and our business, operating results and financial condition could be adversely affected.

Failure to appropriately set client contract rates or effectively manage our costs could negatively affect our profitability, results of operations and cash flows.

Our client contracts for our services are a material source of our revenue. We set our fees using estimates and our failure to set appropriate fees could adversely affect our profitability and cash flows. We use a substantial portion of our revenues to pay the costs of setting up and operating health centers, including finding space to lease, purchasing supplies, hiring primary care physicians and other providers, and other healthcare services delivered to our patients. As such, our profitability depends in large part on our ability to accurately estimate and manage such costs. Relatively small differences between estimated and actual healthcare costs as a percentage of revenues can result in significant changes in our financial results.

Conversely, if we set our fees too high, our number of clients may decline, or we may not attract new clients. We operate in a competitive industry and, while we compete on the basis of many factors, including service and quality, we believe that price is and will continue to be the most significant opportunity for competitors to attract our client base. If we do not appropriately price our services, business, results of operations and financial condition could be materially and adversely affected.

Further, in order for our fees to adequately cover our losses and expenses and enable us to profitably grow our business, we must effectively manage our costs. To do so, we must recruit providers at appropriate rates and manage clinic capacity.

If our cost savings estimates are not accurate, we will fail to deliver a return on investment to our client and our client retention may be negatively impacted.

Our use of actuarial methods to determine healthcare costs involves a significant degree of judgment and are subject to a number of inherent uncertainties and assumptions. While such methods are consistently applied and centrally controlled, they are also based upon varying data, including our cost trends, patient and product mix, seasonality, utilization of healthcare services, contracted service rates, general staffing costs and other factors for our patients. Our ability to accurately estimate such costs depends on various factors, many of which are not within our control, including:

•	the utilization rates of medical facilities and services;

•	the cost of medical services;

•	the introduction or widespread adoption of new or costly treatments, including new technologies;

•	our patient mix;

•	variances in actual versus estimated levels of cost associated with new services, benefits or lines of business, product changes or benefit level changes;

•	changes in the demographic characteristics of an account or market;

•	changes in economic conditions;

•	catastrophes, including acts of terrorism, pandemics, epidemics or severe weather (e.g. hurricanes, wildfires or earthquakes);

•	healthcare cost inflation; and

•	changes or uncertainty surrounding potential changes in legislation or other rules and regulations, such as changes in government mandated benefits or consumer eligibility criteria.

The impact of many of these items on the ultimate costs for claims is difficult to estimate. If our clients’ costs exceed our estimates, we will fail to deliver a return on investment to the clients, and as a result our net revenue retention rate could decrease.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates or integrating acquired companies, which could impede our growth and ability to remain competitive.

Over the course of the last several years, we have acquired a number of other businesses, including most recently, Healthstat. Maintaining our current pace of growth will rely in part on our continued ability to successfully acquire and integrate companies that complement and accelerate the execution of our strategies in new and existing markets. However, we may not successfully identify suitable acquisition candidates, or we may have difficulty in identifying prospective acquisition candidates. In addition, we may not be able to successfully complete an acquisition after identifying a candidate. We sometimes compete for acquisition and expansion opportunities with entities that have greater financial resources or are otherwise willing to pay more than us. We face higher risks if our acquisition strategy requires us to seek additional financing, as our ability to obtain additional financing on satisfactory terms and conditions will depend upon a number of factors, many of which are beyond our control.

Even after the successful acquisition of a business, we may be unable to successfully integrate the acquired business with our existing business and operations or the business may not perform in accordance with the projections that informed the purchase price for such acquisition. The integration of an acquired business involves a number of factors that may negatively affect our operations, including, but not limited to:

•	distraction of management or lack of leadership within the acquired business to succeed retiring leaders;

•

significant costs and difficulties, including implementing or remediating controls, procedures and policies at the acquired company, integration of the acquired company’s accounting, human resource and other administrative systems, and coordination of product, and sales and marketing functions, transition of operations, consumers, clients and other users onto our existing technology platforms, as well as retention of key personnel;

•	ability to retain clients upon integration of acquired business;

•	tax and accounting issues, including the creation of significant future contingent liabilities relating to earn-outs for acquisitions or other financial liabilities; and

•	unanticipated problems or legal liabilities, or lack of adequate compliance or regulatory policies, processes and resources.

Although we conduct due diligence with respect to the business and operations of each of the companies we acquire, we may not have identified all material facts concerning these companies. Unanticipated events or liabilities relating to these companies could have a material adverse effect on our results of operations, financial condition and cash flow. Furthermore, once we have integrated an acquired company, it may not achieve levels of revenue, profitability or productivity comparable to our existing business, or otherwise perform as expected, and we cannot assure you that past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Our failure to successfully acquire and integrate businesses may cause us to fail to realize the anticipated benefits of such acquisitions or investments, cause us to incur unanticipated liabilities and/or harm our business generally, which may have an adverse effect on our revenue, results of operations, financial condition and cash flow.

Our business model and future growth are substantially dependent on the success of our strategic relationships with third parties.

We will continue to substantially depend on our relationships with third parties, including brokers, health plans, health systems, and other partners to grow our business. In particular, our growth depends on maintaining existing, and developing new, strategic affiliations. Further, we rely on a number of partners such as brokers, consultants and other distribution partners in order to sell our solutions and services and enroll clients onto our platform.

Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be more effective in executing such relationships and performing against them. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our net revenue could be impaired and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased client or patient use of our solutions and services or increased net revenue.

If we fail to achieve robust brand recognition or are unable to maintain or enhance our reputation, our business, financial condition and results of operations will be harmed.

Developing strong brand recognition and maintaining and enhancing our reputation in our business is critical to maintaining our existing relationships and our ability to attract new clients, primary care providers and other constituents to our platform. Promoting our brand requires substantial investments and we anticipate that, as our market remains increasingly competitive, our marketing initiatives will become increasingly expensive and challenging to successfully implement. Attempts to grow our brand and investments in marketing our platform and plans may not be successful or yield increased revenue as we expect, and even if these activities result in increased revenue, the increased revenue may not offset the expenses we incur to achieve such results. In addition, our current marketing efforts to date have been limited to certain geographic regions and markets where our business operates to ensure an efficient use of resources. If we grow nationally, we will need to spend additional resources to build strong national brand recognition, and there can be no assurance that our efforts will be effective. If we do not successfully develop widespread brand recognition and maintain and enhance our reputation, our business may not grow and we could lose our existing relationships, which would harm our business, financial condition and results of operations. In addition, retiring or discontinuing existing brands in favor of using and promoting the Everside brand may result in the loss of goodwill that the other brands symbolized and the inability to rebuild the same recognition and reputation in the new brand.

We rely on our talent, and the loss of one or more of our members of senior management or other key employees, or an inability to hire, retain, motivate or develop other highly skilled employees could harm our business, financial condition and results of operations.

We are led by a seasoned management team with decades of healthcare and public company operating experience. The continued growth and success of our business relies, in part, on the continued services of our senior management team and other key employees. Competition for talent is intense in our industry. While we use various measures to attract and retain talent, including fair and reasonable market-based compensation plans and an equity incentive program for key executive officers and other employees, these measures may not be adequate to hire, retain, motivate and develop the personnel we require to successfully scale our business and to operate our business effectively. Further, members of our senior management team are difficult to replace. In particular, the loss of the employment contributions of our Chief Executive Officer, Chris Miller or other key members of the executive management team, could significantly delay or prevent the achievement of our strategic objectives.

The healthcare industry is highly competitive.

We compete directly with national, regional and local providers of healthcare for patients and physicians. There are many other companies and individuals currently providing healthcare services, many of which have been in business longer and/or have substantially more resources. Because of the relatively low capital expenditures required for providing healthcare services, there are few financial barriers to entry in the healthcare industry. Other companies could enter the healthcare industry in the future and divert some or all of our business. Our ability to compete successfully varies from location to location and depends on a number of factors, including the number of competing primary care facilities in the local market and the types of services available at those facilities, our local reputation for quality care of patients, the commitment and expertise of our medical staff, our local service offerings, the cost of care in each locality and the physical appearance, location, age and condition of our facilities. If we are unable to attract clients and engage patients to our centers, our revenue and profitability will be adversely affected. Some of our competitors may have greater recognition and be more established in their respective communities than we are and may have greater financial and other resources than we have. Competing PCPs may also offer larger facilities or different programs or services than we do, which, combined with the foregoing factors, may result in our competitors being more attractive to our current clients, potential clients and client referral sources. Furthermore, while we budget for routine capital expenditures at our facilities to keep them competitive in their respective markets, to the extent that competitive forces cause those expenditures to increase in the future, our financial condition may be negatively affected. Additionally, as we expand into new geographies, we may encounter competitors with stronger relationships or recognition in the community in such new geography, which could give those competitors an advantage in obtaining new clients.

We may not be able to maintain the accuracy, integrity or availability of our data.

Our business is highly dependent on the accuracy, integrity and availability of the data we generate and use to serve our patients, providers and clients. The volume of healthcare data generated, and the uses of data, including electronic health records, are rapidly expanding. Our ability to implement new and innovative services, adequately price our products and services, provide timely and effective service to our patients and clients and accurately report our results of operations depends on the accuracy and the integrity of the data in our information systems. If the data we rely upon to run our businesses is found to be inaccurate, unreliable or compromised as a result of a security incident, we could experience adverse effects on our ability to effectively conduct our business, including our ability to:

•	accurately estimate revenue and costs;

•	establish appropriate pricing for the services we provide;

•	prevent, detect and control errors in medical records or regulatory violations;

•	prevent regulatory sanctions, scrutiny or penalties; and

•	reduce the incurrence of increased operating expenses.

Our technology platform may not operate properly or as we expect it to operate. We must continue to develop and maintain our technology platform to grow our business.

Our ability to drive brand awareness and to increase our client and patient usage will depend, in part, on our ability to develop and improve our healthcare platform. As with any technology platform, our users may encounter bugs and issues. Any of these issues we encounter on our platform could impact the user experience and cause us to lose clients, patients and providers, which could adversely impact our ability to execute on our growth strategy and adversely affect our business, financial condition and results of operations.

Further, recent trends toward greater patient and client engagement in healthcare require new and enhanced technologies, including more sophisticated applications for mobile devices. Our information systems platforms require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards and changing patient and client preferences.

In addition, we periodically consolidate, integrate, upgrade and expand our information technology systems’ capabilities as a result of technology initiatives and new regulations, changes in our system platforms and integration of new business acquisitions. Any failure to protect, consolidate and integrate our systems successfully could result in higher than expected costs and diversion of management’s time and energy, which could materially and adversely affect our results of operations, financial position and cash flows. In addition, if any such failure causes our platform to malfunction or be temporarily unavailable, our existing patients could become dissatisfied, we may be unable to attract new patients and our brand and reputation could be adversely impacted. As a result, our revenue may not grow as expected, which could have a material adverse effect on our business, financial condition and results of operations.

Security incidents or breaches, loss of data and other disruptions to our or our third-party service providers’ systems, information technology infrastructure and networks could compromise sensitive or legally protected information related to our business or consumers, disrupt our business operations and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we receive, collect, store, use, process, transmit and disclose, collectively referred to as Process, sensitive data, including business information and PHI, as defined under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, including their implementing regulations, as may be amended, collectively referred to as HIPAA, and other PII. We also use third-party service providers to Process such sensitive data, including that of our consumers and service providers. We manage and maintain our technology platform and data using a combination of on-site systems, managed data center systems and cloud-based systems. Because of the sensitivity of the data we and our third-party partners Process, the security of our technology platform and other aspects of our services, including those provided or facilitated by our third-party partners, are critically important to our operations and business strategy.

The operation, stability, confidentiality, integrity and availability of our technology platform and underlying network infrastructure are critical to the implementation of our business strategy, our financial results, our brand and reputation, our relationship with our patients, third-party providers, our broker network, and other key constituents. Any incident that causes a compromise to the operation, stability, confidentiality, integrity or availability of our technology platform or sensitive data could result in dissatisfaction and a loss of trust with those constituents and adversely impact our business and reputation. Although we have implemented security measures, redundancies and a disaster recovery plan, we and our third-party service providers are vulnerable to such incidents.

Our infrastructure and the infrastructure of our third-party partners are vulnerable to physical or electronic break-ins, computer viruses, ransomware or other malware, employee or contractor error or malfeasance, software bugs, denial-of-service attacks (such as credential stuffing), attacks by nation-state and nation-state supported actors, phishing attacks, viruses, malware installation, server malfunction, software or hardware failures, loss of data or other computer assets, adware or other similar issues. These can disrupt or shut down our systems, or allow unauthorized access to, or misuse, disclosure, modifications or loss of our sensitive data.

If we or our third-party partners experience any security incident or breach that results in any deletion or destruction of, unauthorized access to, loss of, unauthorized acquisition or disclosure of, or inadvertent exposure or disclosure of, our sensitive data, or any compromise related to the security, confidentiality, integrity or availability of our (or their) information technology, software, services, communications or data, it may result in a materially adverse effect, including without limitation, regulatory investigations or enforcement actions, litigation, indemnity obligations, negative publicity, financial loss, legal claims or proceedings, significant fines or other liability under laws and regulations that protect the privacy of individually identifiable information or other personal information, such as HIPAA, the California Consumer Privacy Act, or CCPA, California Confidentiality of Medical Information Act, or CMIA, and other state and federal laws and regulations. We may also be required to notify government authorities, individuals, the media and other third parties in connection with a security incident or breach involving sensitive data, and could become subject to investigations, consent decrees, resolution agreements, monitoring agreements and similar agreements, and civil penalties. Such disclosures are costly, and the disclosures or failure to comply with such requirements could lead to material adverse effects, including negative publicity, loss of client confidence in our services or security measures or breach of contract claims. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages if we fail to comply with applicable laws, privacy policies, or contractual obligations.

We require business associates and other outsourcing subcontractors who handle consumer and patient information to enter into business associate agreements, if applicable, and to agree to use reasonable efforts to safeguard PHI, other PII and other sensitive information. However, these measures may not adequately protect us from the risks associated with the processing of such information.

We may be required to expend significant resources, fundamentally change our business activities and practices, or modify our operations or information technology in an effort to protect against security incidents and to mitigate, detect, and remediate actual and potential vulnerabilities. Applicable laws, policies, and contractual obligations may require us to implement specific security measures or use industry-standard or reasonable measures to protect against security incidents. While we have implemented security measures designed to protect against security incidents and breaches, there can be no assurance that our security measures or those of our partners will be effective in protecting against security incidents and resulting material adverse effects.

We may be unable in the future to detect, anticipate, measure or prevent threats or techniques used to detect or exploit vulnerabilities in our (or our third-party partners’) information technology, services, communications or software because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after an incident has occurred. In addition, security researchers and other individuals have in the past and will continue in the future to actively search for and exploit actual and potential vulnerabilities in our (or our third parties’) information technology and communications. We cannot be certain that we will be able to address any such vulnerabilities, and there may be delays in developing and deploying patches and other remedial measures to adequately address vulnerabilities.

In addition, breaches of our security systems or those systems used by our third-party service providers or other cyber security incidents could also result in misappropriation of other confidential or proprietary information of ourselves, our consumers, our patients, or other third parties; viruses, spyware or other malware being served from our network, platform or systems; deletion or modification of content or the display of unauthorized content on our platform; the loss of access to critical data or systems through ransomware, destructive attacks or other means; and business delays, service or system disruptions such as denials of service. We cannot guarantee that our recovery protocols and backup systems will be sufficient to prevent data loss.

If we are unable, or are perceived to be unable to prevent such security incidents or breaches or privacy violations or implement acceptable remedial measures, we may be unable to operate our platform, perform our services, maintain accurate patient medical records, conduct research and development activities, collect, process and prepare company information or provide information about our current and future products.

There is an increased risk that we may experience cybersecurity-related events such as COVID-19-themed phishing attacks and other security challenges as a result of our employees and service providers working remotely from non-corporate-managed networks during the ongoing pandemic and beyond. Any such breaches and violations may result in significant fines and penalties, require us to comply with breach notification laws and require us to verify the accuracy of database contents, all of which would result in increased costs. As a result, we could suffer a loss of business and we may suffer reputational harm, adverse impacts on consumer and investor confidence and negative impact to our business, financial condition and results of operations.

We cannot assure you that we have adequate insurance coverage for security incidents or breaches with respect to claims, costs, expenses, litigation, fines, penalties, business loss, data loss, regulatory actions or material adverse effects, or that such coverage will continue to be available on acceptable terms or at all. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our insurers will not deny coverage as to any future claim.

We rely on internet infrastructure, bandwidth providers, other third parties and our own systems to provide a services platform and mobile application to our clients, PCPs and other constituents, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and hurt our reputation and relationships with clients, PCPs or other constituents.

Our ability to maintain our services platform and mobile application is dependent on the development and maintenance of the infrastructure of the internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable internet access and services and reliable telephone and facsimile services. Our platform and mobile application are designed to operate without perceptible interruption in accordance with our service level commitments.

We rely on internal systems as well as third-party suppliers, including bandwidth and telecommunications equipment providers, to maintain our platform, mobile application and related services. Interruptions in these systems or services, whether due to system failures, cyber incidents, physical or electronic break-ins or other events, could affect the security or availability of our platform, mobile application or services and prevent or inhibit the ability of our clients, PCPs or other constituents to access our platform, mobile application or services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or harm our relationship with our clients, PCPs or other constituents.

Additionally, any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third-party providers’ systems or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over our third-party suppliers, which increases our vulnerability to problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could hurt our relationships with clients, PCPs and constituents and expose us to third-party liabilities.

The reliability and performance of our internet connection may be harmed by increased usage or by denial-of-service attacks or related cyber incidents. The services of other companies delivered through the internet have experienced a variety of outages and other delays as a result of damages to portions of the internet’s infrastructure, and such outages and delays could affect our systems and services in the future. These outages and delays could reduce the level of internet usage as well as the availability of the internet to us for delivery of our internet-based services. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

We are also subject to the technical requirements and policies of application stores on which our mobile application depends, including those operated by Apple and Google. The operators of these platforms and stores have broad discretion to change or interpret their requirements or policies in a manner unfavorable to us and our partners.

We rely on third-party vendors to host and maintain our technology platform.

We rely on third-party vendors to provide certain services, including to host and maintain our technology platform and the licensing of certain technology and other intellectual property rights. As a result, we could incur a high cost of licensing the third-party software. Our ability to offer our products and services and operate our business is dependent on maintaining our relationships with third-party vendors and entering into new relationships to meet the changing needs of our business. Any deterioration in our relationships with such vendors or our failure to enter into agreements with vendors in the future could harm our business and our ability to pursue our growth strategy.

If our third-party vendors are unable or unwilling to provide the services necessary to support our business, or if our agreements with such vendors are terminated, our operations could be disrupted. Some of our agreements with vendors may be unilaterally terminated by such vendor for convenience and if such agreements are terminated, we may not be able to enter into similar relationships in the future on reasonable terms or at all. We may also incur substantial costs, delays and disruptions to our business in transitioning such services to ourselves or other third-party vendors. In addition, third-party vendors may not be able to provide the services required in order to meet the changing needs of our business. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

We license, or may in the future license, intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that are important or necessary to the development of our technology platform. It may be necessary for us to use the patented or proprietary technology of a third party to manufacture or otherwise commercialize our own technology or products, in which case we would be required to obtain a license from such third party. Licensing such intellectual property may not be available or may not be available on commercially reasonable terms, which could have a material adverse effect on our business, financial condition and results of operations.

Protecting our intellectual property rights may be expensive and demand management’s attention, and failure or inability to protect or enforce our intellectual property rights could harm our business, financial condition and results of operations.

We rely on a combination of patent, trade secret, copyright and trademark laws, and confidentiality agreements and other contractual provisions to protect our proprietary technology and intellectual property rights, including the content and design of our branding and logo, our website, our technology platform, our software code and our data. We believe that our intellectual property rights are an important asset of our business. We endeavor to maintain and protect our intellectual property. Despite such efforts, unauthorized parties may attempt to copy aspects of our business or obtain and use information that we regard as confidential or proprietary. The steps we take to protect our intellectual property may not sufficiently protect our technology, and as a result, our brand and reputation could be harmed and competitors may be able to erode or negate our competitive advantage, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our technology and delay or render impossible our achievement of profitability. Moreover, there can be no assurance that our proprietary technology will not be independently developed by competitors or that the intellectual property rights we own or license will provide competitive advantages or will not be challenged or circumvented by our competitors. We cannot guarantee that the agreements we have put into place will not be breached, that we will have adequate remedies in the event of a breach, or that such agreements will adequately protect our intellectual property rights, internally-developed technology, technology developed on our behalf, or other information that we consider proprietary.

Obtaining, maintaining and defending our intellectual property rights can be expensive and time consuming, and a failure to protect our intellectual property rights in a cost-effective and meaningful manner could have a material adverse effect on our ability to compete. Even where we have intellectual property rights, they may later be found to be unenforceable or have a limited scope of enforceability. In particular, we believe it is important to maintain, protect and enhance our brands. Accordingly, we pursue the registration of our trademarks and service marks in the United States. Third parties may challenge our use of our trademarks, attempt to use similar marks, oppose our trademark applications or otherwise impede our efforts to protect our brands. In the event that we are unable to register our trademarks, we could be forced to rebrand our products, which could slow our growth, harm our brand recognition, or require us to devote resources to advertising and marketing new brands.

Although expensive and time-consuming, we have invested in and may, over time, increase our investment in protecting innovations through patent filings and similar rights. We have not yet obtained any issued patents that provide protection for our technology or products. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our proprietary information, or provide us with any competitive advantages. Moreover, we cannot guarantee that our pending patent application will be issued or be approved.

In addition, we may not always be able to detect or protect against infringement of our intellectual property rights. Litigation may be necessary to enforce or defend our intellectual property rights or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management attention and technical resources, any of which could adversely affect our business, financial condition and results of operations. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, countersuits and adversarial proceedings that attack the validity and enforceability of our intellectual property rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

If we fail to maintain, protect and enhance our intellectual property rights, our business, financial condition and results of operations may be harmed and the market price of our common stock could decline.

In the future, we may be subject to claims that we violated intellectual property rights which can be costly to defend and could require us to pay significant damages and limit our ability to operate.

In recent years, there has been significant litigation in the United States involving intellectual property rights. Companies in the internet and technology industries are increasingly bringing and becoming subject to lawsuits alleging infringement, misappropriation or violation of intellectual property rights, particularly patent rights, and our competitors and other third parties may hold patents or have pending patent applications or other intellectual property rights related to our business. These risks have been amplified by the increase in non-practicing entities, whose sole primary business is to assert such claims.

We cannot be certain that the operation of our business does not and will not infringe the intellectual property rights of others, or that third parties (including non-practicing entities) will not claim, legitimately or otherwise, that our platform, products and/or services infringe their intellectual property rights. Our future success could be affected by claims of intellectual property infringement, whether or not such claims have merit. There may be intellectual property rights held by others that cover important parts of our branding, technologies, products, services, or content, and we may be unaware of such rights. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products.

We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of intellectual property rights of third parties by us or our clients, PCPs, or other constituents in connection with their use of our platform, products and services. Further, we may be obligated to indemnify other parties as a result of litigation. Such disputes may disrupt our business, which may adversely impact our client satisfaction and ability to attract clients, primary care providers and other constituents. Any intellectual property litigation, whether or not successful, could be extremely costly to defend, divert our management’s time, attention and resources, damage our reputation and brand and substantially harm our business. These claims could also subject us to significant liability for damages and could force us to stop using branding, technology, products, services or content found to be in violation of another party’s intellectual property rights. We might be required or may opt to seek a license for rights to intellectual property rights owned by others, which may be unavailable on commercially reasonable terms, or at all. We may be required to pay significant royalties to license technology, products, services or content, increasing our operating expenses. We may also be required to develop alternative non-infringing branding, technology, products, services or content, which may require significant effort and expense, be infeasible or make us less competitive in the market. If we cannot license or develop alternative branding, technology, products, services or content for any allegedly infringing aspect of our business, we may be unable to implement our business strategy. In addition, our competitors may be able to sustain the costs of asserting or defending against complex intellectual property litigation more effectively than we can because they have substantially greater resources. In the case of infringement or misappropriation caused by technology that we obtain from third parties, the indemnification or other protections we receive from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. Any of these outcomes could have knock-on effects and harm our business and operating results.

In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

Medical liability claims made against us in the future could cause us to incur significant expenses and pay significant damages if not covered by insurance.

The risk of medical liability claims against us and our operated health centers, as well as against the treating physicians and other medical practitioners, is an inherent part of our business. While we endeavor to carry appropriate levels of insurance covering medical malpractice claims, successful medical liability claims might exceed our insurance coverage, which could make us secondarily liable for such incidents. Further, professional liability insurance, including medical malpractice insurance, is expensive, and insurance premiums may increase significantly in the future, especially as we expand our product offerings and as we become a public company. As a result, adequate professional liability insurance may not be available to our physicians and other medical practitioners or to us in the future at acceptable costs or at all.

Additionally, our business may be targeted for medical liability lawsuits based on vicarious liability or other legal theories by which plaintiffs seek to hold our business liable for medical results associated with care rendered by our providers.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our partners from our operations, which could have a material adverse effect on our business, reputation, financial condition and results of operations. Additionally, any claims made against us, whether meritorious or not, may increase the cost of our insurance premiums.

We lease some of our facilities and may experience risks relating to lease termination, lease expense escalators, lease extensions and special charges.

We currently lease or license some of our health centers. Generally, our lease or license agreements provide that the lessor may terminate the lease, subject to applicable cure provisions, for a number of reasons, including the defaults in any payment of rent, taxes or other payment obligations, and the breach of any other covenant or agreement in the lease. Termination of certain of our lease agreements could result in a cross-default under our debt agreements or other lease agreements. If a lease agreement is terminated, there can be no assurance that we will be able to enter into a new lease agreement on similar or better terms or at all.

Our lease obligations often include annual fixed rent escalators or variable rent escalators based on a consumer price index. These escalators could impact our ability to satisfy certain obligations and financial covenants. If the results of our operations do not increase at or above the escalator rates, it would place an additional burden on our results of operations, liquidity and financial position.

As we continue to expand and have leases or licenses with different start dates, it is likely that some number of our leases and licenses will expire each year. Our lease or license agreements often provide for renewal or extension options. There can be no assurance that these rights will be exercised in the future or that we will be able to satisfy the conditions precedent to exercising any such renewal or extension. In addition, if we are unable to renew or extend any of our leases or licenses, we may lose all of the facilities subject to that master lease agreement. If we are not able to renew or extend our leases or licenses at or prior to the end of the existing lease terms, or if the terms of such options are unfavorable or unacceptable to us, our business, financial condition and results of operation could be adversely affected.

Leasing facilities pursuant to binding lease or license agreements may limit our ability to exit markets. For instance, if one facility under a lease or license becomes unprofitable, we may be required to continue operating such facility or, if allowed by the landlord to close such facility, we may remain obligated for the lease payments on such facility. We could incur special charges relating to the closing of such facility, including lease termination costs, impairment charges and other special charges that would reduce our profits and could have a material adverse effect on our business, financial condition or results of operations.

Our failure to pay the rent or otherwise comply with the provisions of any of our lease agreements could result in an “event of default” under such lease agreement and agreements for our indebtedness. Upon an event of default, remedies available to our landlords generally include, without limitation, terminating such lease agreement, repossessing and reletting the leased properties and requiring us to remain liable for all obligations under such lease agreement, including the difference between the rent under such lease agreement and the rent payable as a result of reletting the leased properties, or requiring us to pay the net present value of the rent due for the balance of the term of such lease agreement. The exercise of such remedies would have a material adverse effect on our business, financial position, results of operations and liquidity.

Our business may require additional capital, and this capital might not be available on acceptable terms, if at all. If capital is not available to us, our business and financial condition may be impaired.

We have invested heavily in the growth of our business. We intend to make additional investments to support our business growth and may require additional capital to respond to business needs, requirements and opportunities, including to develop and enhance new and existing products and services, enter into new markets, and further develop our infrastructure. In addition, we intend to continue making strategic acquisitions as the opportunities arise, some of which may be material to our operations. Accordingly, we may make future commitments of capital resources and may need to engage in additional equity or debt financings to secure additional funds. Whether we issue debt or equity securities will, in part, depend on contractual, legal and other restrictions that may limit our ability to raise additional capital. In addition, we may not be able to obtain additional or sufficient financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited or impaired.

The contractual arrangements we have with our VIEs are not as secure as direct ownership of such entities.

Because of laws prohibiting the corporate practice of medicine, we enter into contractual arrangements to manage certain of our affiliated physician practice groups, which allows us to consolidate the groups for financial reporting purposes. If we were to hold such groups directly, we would be able to exercise our rights as an equity holder to directly effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. In contrast, under our current contractual arrangements with our physician practice groups, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the entities and the entities’ equity holders to perform their obligations in order to exercise control over such entities. If any of these affiliated entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements.

Upon completion of the Corporate Reorganization and this offering, our executive officers, directors and each of our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, are expected to beneficially own approximately                 % of the outstanding shares of our common stock and continue to have substantial control over us, which may limit your ability to influence the outcome of important transactions.

Upon completion of the Corporate Reorganization and this offering, our executive officers, directors and each of our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, are expected to beneficially own approximately                 % of the outstanding shares of our common stock, assuming an initial public offering price of our common stock of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. As a result, these stockholders, if acting together, may continue to exercise significant influence over or control matters requiring approval by our stockholders, including the election and removal of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that conflict or differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or through discouraging others from making tender offers for our shares, which might ultimately affect the market price of our common stock.

Our level of indebtedness, and the agreements governing such debt, subject us to financial restrictions and operating covenants which may reduce our financial flexibility, affect our ability to operate our business and divert cash flow from operations for debt service.

Following an amendment to the credit facility between our subsidiary, Everside Health, LLC, and Comerica Bank to increase our maximum borrowings on July 12, 2021, and our use of the facility to fund the acquisition of R-Health, Inc., we have $37.4 million of outstanding borrowings and an unused balance of $11.7 million, after adjusting for committed amounts related to letters of credit and our credit card program, under the credit facility as of August 26, 2021. Despite having access to such level of indebtedness, we may incur substantial additional indebtedness under the credit agreement or otherwise in the future and if we do so, the risks related to our level of indebtedness could increase. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, which could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our level of indebtedness could affect our operations in several ways, including the following:

•	it may be difficult for us to satisfy our obligations with respect to our debt;

•

the covenants contained in the credit agreement or in future agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, refinance debt, dispose of assets and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

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a significant level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

If we are unable to generate sufficient cash flows to fund future working capital and other required expenditures, our cash needs may exceed our available balance under our existing credit facility. Furthermore, future borrowings or equity financing may not be available to fund these cash uses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital resources—Indebtedness.”

A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business, financial condition and results of operations.

In December 2019, a novel strain of coronavirus, SARS-CoV-2, was identified in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease, COVID-19, has spread to almost every country in the world and all 50 states within the United States. Global health concerns relating to the outbreak of COVID-19 have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. In addition, any industry connected to the delivery of healthcare services has been significantly impacted in the attempt to respond to the needs created by the outbreak. The duration and severity of this pandemic is unknown, and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.

The spread of COVID-19 has caused us to modify our business practices, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, clients and partners. In addition, COVID-19 and the determination of appropriate measures and business practices has diverted management’s time and attention. A larger percentage of our employees are now working from home, and if they are not able to effectively do so, or if our employees contract COVID-19 or another contagious disease, we may experience a decrease in productivity and operational efficiency, which would negatively impact our business, financial condition and results of operations. Further, because an increased number of employees are working remotely in connection with the COVID-19 pandemic, we may experience an increased risk of security breaches, loss of data and other disruptions as a result of accessing sensitive information from multiple remote locations.

While the potential economic impact and duration of any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, may be difficult to assess or predict, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. The impact of any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, on the needs, expectations, and spending levels of our clients could impact our ability to maintain or grow our business and as a result our operating and financial results could be adversely affected.

Key factors include the duration and extent of the outbreak in our service areas as well as societal and governmental responses. Patients may continue to be reluctant to seek necessary care given the risks of the COVID-19 pandemic. This could have the effect of deterring healthcare costs that we will need to incur to later periods and may also affect the health of patients who defer treatment, which may cause our costs to increase in the future. Further, as a result of the COVID-19 pandemic, we may experience slowed growth or a decline in new client demand. We also may experience increased costs as we provide care for patients suffering from COVID-19. Further, we may face increased competition due to changes to our competitors’ products and services, including modifications to their terms, conditions, and pricing that could materially adversely impact our business, results of operations, and overall financial condition in future periods.

State and federal regulators have promulgated a variety of different emergency orders, laws, and regulations intended to permit healthcare providers to provide care to COVID-19 and other patients in need of medical care during the COVID-19 crisis, including through the relaxation of licensure requirements and privacy restrictions for telehealth and various waivers intended to limit liability for providers treating patients during the COVID-19 pandemic. We have undertaken new programs to rapidly respond to the COVID-19 pandemic, including telehealth visits and testing arrangements, in reliance on these new initiatives. Although we believe that our arrangements comply with the requirements of these new initiatives, there can be no assurance that such emergency orders, laws and regulations will continue to apply or that regulators or other governmental entities will agree with our interpretation of these arrangements under applicable law, and any regulatory or governmental investigations or other disputes as a result of these arrangements, or the failure of various waivers for limitations of liability or other provisions under such emergency orders, laws and regulations to apply to us could divert resources and harm our business, financial condition and results of operations.

Also, the financial impact of COVID-19 or another pandemic, epidemic or outbreak of an infectious disease may lead to an overall decrease in healthcare spending due to a potential economic downturn and overall uncertainty causing healthcare expenditures to be concentrated in emergency care, which may cause a material impact to our business.

The full extent to which the outbreak of COVID-19 will impact our business, financial condition and results of operations is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact and how quickly and to what extent normal economic and operating conditions can resume. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

To the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Large-scale medical emergencies in one or more states in which we operate our business could significantly increase utilization rates, healthcare costs or risk overwhelming and disrupting our systems.

Large-scale medical emergencies can take many forms which may be associated with widespread illness, such as COVID-19, medical conditions or general threats to wellness, as well as availability of clinical staff. Our current markets can, from time to time, be impacted by hurricanes, flooding, earthquakes, wildfires, winter storms and other similar natural events, including as a result of climate change. A significant event of this kind could impact one or more of our markets by affecting outsized portions of our patient population and require increased medical care or intervention, which could result in an unexpected increase in our healthcare costs.

Other conditions that could impact our patients include a particularly virulent influenza season, pandemics or epidemics, and other foreign or domestic viruses or new variants of existing viruses for which vaccines may not exist, are not effective or have not been widely administered. The healthcare costs and operating costs associated with assisting our patients in response to any of these large-scale medical emergencies is difficult to predict. However, if one of the states in which we operate were to experience a large-scale natural disaster, a viral epidemic or pandemic or some other large-scale event affecting the health of a large number of our patients, our operating costs in that state would rise, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Legal Proceedings and Governmental Regulations

Laws regulating the corporate practice of medicine could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws could subject us to penalties or require a restructuring of our business.

Some of the states in which we currently operate have laws that prohibit lay persons or business entities from directly owning physician practices, practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians or engaging in certain arrangements, such as fee-splitting, with physicians (such activities are generally referred to as the “corporate practice of medicine”). These laws generally prohibit the practice of medicine and certain other health professions by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing the professional judgment of clinicians and other healthcare practitioners. The professions subject to corporate practice restrictions and the extent to which each jurisdiction considers particular actions or contractual relationships to constitute improper influence of professional judgment vary across jurisdictions and are subject to change and evolving interpretations by state boards of medicine and other health professions and enforcement agencies, among others. The interpretation and enforcement of these laws vary significantly from state to state. Penalties for violations of the corporate practice of medicine vary by state and may result in fines and injunctions, as well as physicians being subject to disciplinary action.

Although we have structured our agreements and arrangements with our affiliated physician groups to avoid breaching corporate practice of medicine limitations, we cannot guarantee that these agreements and arrangements will not be held to be invalid under state laws prohibiting the corporate practice of medicine. If these agreements and arrangements were deemed to be invalid, we may be required to restructure our relationships with physicians and a significant portion of our revenues could be affected, which may result in a material adverse effect on our business, financial condition and results of operations. Any changes to Federal or state law that prohibited such agreements or arrangements could also have a material adverse effect upon our business, financial condition and results of operations.

Our Processing of PII and PHI is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base and revenue.

We Process PII, PHI, and other information of consumers, patients, healthcare providers, and others in the course of operating our business. We are and may become subject to numerous rapidly changing and increasingly stringent state and federal laws and regulations that govern the Processing, security, retention, destruction, confidentiality, availability and integrity of PII and PHI, including HIPAA and the CCPA. HIPAA establishes a set of basic national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, which includes us, and the business associates as well as their covered subcontractors with whom such covered entities contract for services, which also includes us.

HIPAA requires healthcare providers that engage in certain transactions such as billing insurers, and their business associates and covered subcontractors, to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

Penalties for failure to comply with a requirement of HIPAA vary significantly depending on the nature of violation and could include significant civil monetary or criminal penalties. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA-covered entities and business associates for compliance with HIPAA. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the fine paid by the violator under the federal Civil Monetary Penalties Law.

HIPAA further requires that individuals be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach,” though states and contractual obligations may require us to provide notice within shorter timeframes, such as five days or less. If a breach of unsecured PHI affects 500 individuals or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 individuals or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 individuals, the covered entity must record it in a log and notify HHS at least annually.

Numerous other federal and state laws protect the Processing, security, retention, destruction, confidentiality, availability and integrity of, and may otherwise limit and restrict how we can use, PII and PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and providers and potentially exposing us to additional expense, adverse publicity and liability. For example, the CCPA, which took effect on January 1, 2020 requires covered businesses that collect information on California residents to inform consumers about their data collection, use and sharing practices, to allow consumers to opt out of sales of their data to third parties, and exercise certain individual rights regarding their personal information. The CCPA also provides a cause of action for data breaches involving certain types of personal information and provides for penalties for noncompliance of up to $7,500 per willful violation. The CCPA is expected to increase class action litigation and result in significant exposure to costly legal judgements and settlements. Although the CCPA contains a broad exemption for personal information subject to HIPAA, there continues to be considerable uncertainty about how the CCPA will be interpreted and enforced.

Additionally, a new California ballot initiative, the California Privacy Rights Act, or CPRA, was approved by the electorate in November 2020, and will take effect on January 1, 2023. CPRA imposes additional obligations on companies doing business in California, including to provide additional consumer rights with respect to their data. It creates a new California data protection agency specifically tasked to enforce the law, which will likely result in increased regulatory scrutiny of California businesses in the areas of privacy and security.

In addition, on March 2, 2021, Virginia enacted the Consumer Data Protection Act, or CPDA. The CDPA will take effect on January 1, 2023. The CDPA is a comprehensive privacy statute that shares similarities with the CCPA and CPRA.

Similar laws have been proposed in other states and at the federal level that could impose new obligations that may apply to our business and the information that we Process, and which may have potentially conflicting requirements that would make compliance challenging. Such changes may also require us to modify our products and features, may limit our ability to develop new products and features that make use of the data that we collect about our patients, may require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

New health information standards, whether implemented pursuant to HIPAA, state or federal legislative action or otherwise, could have a significant effect on the manner in which we must handle healthcare-related data, and the cost of complying with standards could be significant. If we do not comply with applicable existing or new laws and regulations related to PHI, we could be subject to significant criminal or civil sanctions.

Foreign laws and regulations pertaining to privacy and data security—including in Europe, Brazil and Japan—are also undergoing rapid change, have become increasingly stringent in recent years, and proposals for similar laws and regulations are being considered in several major foreign countries. Many of these countries are also beginning to impose or increase restrictions on the transfer of personal information to other countries. Restrictions relating to privacy and data security in these countries may limit the products and services we can offer in them, which in turn may limit demand for our services in such countries and our ability to enter into and operate in new geographic markets.

We also publish a website privacy policy, a notice of privacy practices to our consumers that describes how our affiliated healthcare providers handle and protect PHI, and other documentation regarding our Processing of information. Any failure or perceived failure to comply with our published policies could result in claims of deceptive practices brought against us, which could lead to significant liabilities and consequences. Furthermore, the Federal Trade Commission and many state attorneys general continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive.

Despite our efforts, we may not be successful in complying with the rapidly evolving privacy and security requirements discussed above. Any violation or perceived violation of our obligations related to privacy or security could result in litigation and proceedings against us by governmental entities, clients, or others; fines; civil or criminal penalties; limited ability or inability to operate our business, offer services, or market our platform in certain jurisdictions; negative publicity and harm to our brand and reputation; and reduced overall demand for our platform. Such occurrences could have an adverse effect on our business, financial condition or results of operations.

If we fail to comply with certain healthcare laws, including fraud and abuse laws, we could face substantial penalties and our business, financial condition and results of operations could be adversely affected.

Our business segments are highly regulated, and we are subject to broadly applicable state fraud and abuse and other federal and state healthcare laws and regulations. These laws require significant compliance oversight, which can have the effect of constraining our businesses, financial arrangements and relationships through which we conduct our operations. Laws and regulations which particularly affect our business, financial condition and results of operations, include the following:

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The state anti-kickback statutes, which generally prohibit, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease or order or arranging for or recommending the purchase, lease or order of any healthcare good, facility, item or service. State anti-kickback statutes have been interpreted to apply to, among others, financial arrangements between entities that have the ability to refer and generate healthcare business. There are a number of statutory and regulatory exceptions protecting some common activities from prosecution. Our practices may not in all cases meet all of the criteria for protection under a statutory or regulatory exception. Generally, a person or entity does not need to have actual knowledge of the state anti-kickback statutes or specific intent to violate them in order to have committed a violation;

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HIPAA, which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program; willingly obstructing a criminal investigation of a healthcare offense; and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation; and

•	State professional practice and licensing standards, including appropriate supervision of healthcare professionals, which may vary significantly by state.

In addition, should we become a participating provider or otherwise bill any federal healthcare program, such as Medicare or Medicaid, for our services, we will become subject to additional federal fraud and abuse, false claims and federal physician self-referral laws.

Furthermore, we are mindful that the fact of physicians prescribing, particularly if conducted across state lines, could potentially be subject to certain pharmacy and board of medicine regulations. Each state has its own regulations concerning physician and other clinical staff dispensing. In addition, each state has a board of medicine that regulates prescribing and board of pharmacy that regulates the sale and distribution of drugs and other therapeutic agents, labeling, counseling and other such activities. Some states require a clinic and/or physician or advance practitioner provider to obtain a license to dispense prescription products. There can be no assurance that we will be able to comply with the regulations of particular states into which we may expand or that we will be able to maintain compliance with the states in which we currently distribute our products. However, while physician dispensing of medications for profit is allowed in most states, it is limited in a few states. It is possible that certain states may enact further legislation or regulations prohibiting, restricting or further regulating physician dispensing. Our inability to maintain compliance with these regulations may adversely affect our results of operations.

Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply to us, we may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations, divert staff attention, and/or be costly. In addition, if any of the physicians or other providers or entities with whom we do business are found to be in violation of applicable laws, they also may be subject to significant civil, criminal and administrative sanctions.

Complying with federal and state regulations pertaining to laboratory licensing is an expensive and time-consuming process, and any failure to comply could result in substantial penalties or our inability to operate.

We and our affiliated entities may be subject to the Clinical Laboratory Improvement Amendments, or CLIA, a federal law regulating clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. Under CLIA, we and our affiliated entities may be required to hold a certificate applicable to the type of laboratory tests performed and comply with standards applicable to our operations, including test processes, personnel, facilities administration, equipment maintenance, recordkeeping, quality systems and proficiency testing, which are intended to ensure, among other things, that clinical laboratory testing services are accurate, reliable and timely.

To renew CLIA certificates, we and our affiliated entities may be subject to survey and inspection every two years to assess compliance with program standards, as well as additional unannounced inspections. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, a laboratory that is certified as “high complexity” under CLIA may develop, manufacture, validate and use LDTs. CLIA requires analytical validation including accuracy, precision, specificity, sensitivity and establishment of a reference range for any LDT used in clinical testing. The regulatory and compliance standards applicable to the testing we or our affiliated entities may perform may change over time, and any such changes could have a material effect on our business. Penalties for non-compliance with CLIA requirements include a range of enforcement actions, including suspension, limitation or revocation of the laboratory’s CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil monetary penalties, civil injunctive suit or criminal penalties.

In addition to federal certification requirements of laboratories under CLIA, CLIA provides that states may adopt laboratory regulations and licensure requirements that are more stringent than those under federal law. A number of states have implemented their own more stringent laboratory regulatory requirements. Such laws, among other things, establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control.

If we or an affiliated entity were to lose a CLIA certification, whether as a result of a revocation, suspension or limitation, such entity would no longer be able to offer tests, which would limit our revenues and seriously harm our business. If we or an affiliated entity were to lose, or fail to obtain, a license in any other state where such entity is required to hold a license, we or an affiliated entity would not be able to test specimens from those states, which also could limit our revenues and seriously harm our business.

The ongoing challenges and changes to the ACA and related laws and regulations could adversely affect our business, financial condition and results of operations.

Changes to, or repeal of, portions or the entirety of the Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Reconciliation Act of 2010, collectively referred to as the ACA, as well as judicial interpretations in response to legal and other constitutional challenges, could materially and adversely affect our business and financial position and results of operations. Even if the ACA is not amended or repealed, elected and appointed officials could continue to propose changes impacting the ACA, which could materially and adversely affect our business, financial condition and results of operations.

There have been significant efforts to repeal, or limit implementation of, certain provisions of the ACA. Such initiatives include the reduction to $0 the financial penalty associated with not complying with the ACA’s individual mandate effective in 2019, as well as easing of the regulatory restrictions placed on short-term limited duration insurance and association health plans, some or all of which may provide fewer benefits than the traditional ACA-mandated insurance benefits. In December 2018, a federal district court held that the ACA’s individual mandate requirement was essential to the ACA, such that the ACA could not remain in place without it. On appeal, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. Following an appeal made by certain defendants, on June 17, 2021, the U.S. Supreme Court dismissed the plaintiffs’ challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact our business, products, services and relationships with our clients and PCPs. The legal challenges regarding the ACA, including a federal district court decision invalidating the ACA in its entirety, which judgment has been stayed pending appeal, continue to contribute to this uncertainty. Further regulations and modifications to the ACA at the federal or state level, including any judicial invalidation of the ACA, could have significant effects on our business and future operations, some of which may adversely affect our business, financial condition and results of operations. The ACA also established significant subsidies to support the purchase of health insurance by individuals, in the form of advanced premium tax credits, or APTCs, available through Health Insurance Marketplaces. There have been efforts to eliminate cost sharing subsidies and/or refusal to fund such subsidies. Although individuals would still be able to purchase coverage, possibly through marketplaces that continue to be maintained by certain states or by purchasing coverage directly from an insurer, the elimination of subsidies would make such coverage unaffordable to some individuals and could thereby reduce overall membership and impact marketplace enrollment.

As the regulatory and legislative environments within which we operate are evolving, we may not be able to ensure timely compliance with such changes due to limited resources. We may further face challenges prioritizing the allocation of resources between implementing systems responsive to new legislative or regulatory requirements, focusing on growth-related operations and implementing management systems and controls related to becoming a public company. If our operations are found to be in violation of any of the federal and state regulations that apply to us, we may be subject to significant penalties that curtail our operations, which could adversely affect our ability to operate our business, financial condition and our results of operations. We continue to evaluate the effect that the ACA and its possible modifications, repeal and replacement has on our business.

We could be subject to significant state regulation and potential sanctions if our healthcare benefits program is deemed to be a multiple employer welfare arrangement.

For the purposes of managing and providing employee healthcare benefits, we have treated ourselves as a single employer under Section 3(5) of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, with respect to the healthcare benefits we offer to our employees and the employees of certain of our managed entities, collectively referred to as the Unrelated Entities. The Department of Labor, or DOL, and/or individual states where such employees are located could disagree with the position that we are a single employer, and therefore may consider our healthcare benefits program to be a multiple employer welfare arrangement, or MEWA. If our healthcare benefits program is determined to be a MEWA, we may be subject to regulation by state insurance commissions and additional regulations under ERISA and the Code. In addition, our cost to manage the state-by-state regulatory environment for the self-funded portion of our healthcare benefits program would be prohibitive. The penalties related to inadvertently maintaining a MEWA may be costly and have a material adverse effect on our business operations and financial position. In addition, if our healthcare benefits program is determined to be a MEWA, civil and/or criminal sanctions are possible.

From time to time we are and may be subject to litigation, administrative proceedings or investigations, which could be costly to defend and could strain corporate resources or harm our business.

Legal proceedings and claims that may arise in the ordinary course of business, such as claims brought by patients, and providers, clients, consultants and vendors in connection with commercial disputes or employment claims made by our current or former associates could strain corporate responses and involve significant costs. In addition, from time to time, we are and may be subject to government requests or investigations, including market conduct examinations and requests for information, from various government agencies, regulatory authorities, states attorneys general and other governmental authorities. In particular, investigating and prosecuting healthcare and other insurance fraud, waste and abuse has been of special interest to government authorities in the United States. With respect to healthcare, fraud, waste and abuse prohibitions constitute a spectrum of activities, such as kickbacks for referral of consumers, improper marketing and violations of patient privacy rights and anti-kickback violations. Regulators have recently increased their scrutiny of healthcare providers, in particular, and there have been a number of investigations, prosecutions, convictions and settlements in the healthcare industry.

Litigation and audits, investigations or reviews by governmental authorities or regulators or compliance with applicable laws may result in fines, substantial costs, and potentially, the loss of a license, and may divert management’s attention and strain corporate resources, which may substantially harm our business, financial condition and results of operations. While we maintain general liability, umbrella, managed care errors and omissions and employment practices liability coverage, as well as other insurance, we cannot provide assurance that such insurance will cover such claims or provide sufficient payments to cover all of the costs to resolve one or more such claims and will continue to be available on terms acceptable to us, if available at all. It is possible that resolution of some matters against us may result in our having to pay significant fines, judgments or settlements that exceed the limits of our insurance policies. Further, settlements with governmental authorities or regulators could contain additional compliance and reporting requirements as part of a consent decree or settlement agreement, such as corporate integrity agreements, which could significantly increase our regulatory and compliance costs. Additionally, governmental or regulatory authorities could review our payment practices, including as part of their market conduct oversight, which could result in fines or other enforcement actions if such authorities determine that our payment practices do not comply with state laws and regulations. Any of the foregoing could adversely affect our business, financial condition and results of operations, thereby harming our business.

We are subject to inspections, reviews, audits and investigations under federal and state government programs. The results of such audits could adversely and negatively affect our business, including our results of operations, liquidity, financial condition and reputation.

From time to time we are subject to various state and federal governmental inspections, reviews, audits and investigations to verify our financial and/or operational compliance with governmental rules and regulations governing the products and services we sell. We also periodically conduct internal audits and reviews of our regulatory compliance. An adverse inspection, review, audit or investigation could result in:

•	state or federal agencies imposing fines, penalties and other sanctions on us;

•	temporary suspension of payment for new clients to the facility or agency;

•	damage to our reputation;

•	staff distractions in correcting and resolving;

•	the revocation of an agency’s license; and

•	loss of certain rights under, or termination of, our contracts with clients and PCPs.

Our employees, independent contractors, partners, suppliers and other third parties may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could expose us to liability and hurt our reputation.

We are exposed to the risk that our employees, independent contractors, healthcare providers, partners, suppliers and others may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates laws and regulations that we are subject to, including, without limitation, healthcare fraud and abuse laws or laws that require the true, complete and accurate reporting of financial information or data. Such activities could result in significant regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred.

If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, reputational harm and adverse impact on profitability and our operations, any of which could adversely affect our business, financial condition and results of operations.

Risks Related to our Financial Statements

We have identified a material weakness in our internal control over financial reporting.

Prior to this offering, we were a private company and had limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures. In connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our case arose from an insufficient number of trained accounting and financial reporting personnel, lack of an effective risk assessment process and an ineffective process to identify, capture and process relevant information for financial accounting and reporting. If we are unable to remedy our material weakness, or if we generally fail to establish and maintain effective internal controls appropriate for a public company, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards applicable to publicly traded companies required by Section 404(a) of the SOX, or Section 404. As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing internal controls may divert our management’s attention from other matters that are important to our business. Our independent registered public accounting firm will be required to issue an attestation report on effectiveness of our internal controls following the completion of this offering.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the SOX for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report.

Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. A material weakness in internal controls could result in our failure to prevent or detect a material misstatement of our annual or quarterly consolidated financial statements or disclosures. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal controls over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Changes in tax law could adversely affect our business, financial condition and results of operations.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2020, we had outstanding federal net operating losses, or NOLs, of approximately $54.9 million and outstanding state NOLs of approximately $32.3 million, which are available to reduce future taxable income. All of our federal NOLs, may be carried forward indefinitely under the Tax Cuts and Jobs Act of 2017 tax reform legislation, but utilization is limited to 80% of our taxable income (with certain modifications) for all tax years after 2020. The state NOLs expire between 2024 and 2038, and some can be carried forward indefinitely. These carryforwards that may be utilized in a future period may be subject to limitations based upon changes in the ownership of our stock in a future period, including in connection with this offering. Our carryforwards are subject to review and possible adjustment by the appropriate taxing authorities.

In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, a corporation that undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three year period, is subject to limitations on its ability to utilize its pre-change NOLs, research and development tax credit carryforwards and disallowed interest expense carryforwards to offset future taxable income. We may have experienced ownership changes in the past, and we may experience ownership changes in the future as a result of this offering and/or subsequent changes in our stock ownership (which may be outside our control). As a result, if, and to the extent that, we earn net taxable income, our ability to use our pre-change NOLs, research and development tax credit carryforwards and disallowed interest expense carryforwards to offset such taxable income may be subject to limitations. In addition, under current law, NOLs from tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020. NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely.

Incorrect estimates or judgments relating to our critical accounting policies could have a material adverse effect on our financial condition and results of operations.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, determination of useful lives for property and equipment, allowance for doubtful accounts, valuations related to share-based compensation, contingent liabilities, equity settled obligations and income taxes. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Our balance sheet includes significant amounts of goodwill and intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.

A significant portion of our total assets consists of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 66% of total assets on our balance sheet as of December 31, 2020. We evaluate goodwill and intangible assets for impairment annually in the fourth quarter and whenever events or circumstances make it more likely than not that impairment may have occurred. Under current accounting rules, any determination that impairment has occurred would require us to record an impairment charge, which would adversely affect our earnings. An impairment of a significant portion of goodwill or intangible assets could adversely affect our business, financial condition and results of operations.

Changes in accounting standards issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies may adversely affect trends and comparability of our financial results.

We are required to prepare our financial statements in accordance with GAAP, which is periodically revised and/or expanded. From time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the FASB and the SEC. It is possible that future accounting standards we are required to adopt may require additional changes to the current accounting treatment that we apply to our financial statements and may result in significant changes to our results, disclosures and supporting reporting systems. Such changes could result in a material adverse impact on our results of operations and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause our common stock to trade at a discount from the initial public offering price and make it difficult for you to sell the common stock you purchase.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the                 or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any shares of our common stock that you purchase. The initial public offering price for the shares has been determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts or investors;

•	changes in the pricing we offer our clients;

•	changes in our projected operating and financial results;

•	the impact of COVID-19 on our financial performance, financial condition and results of operations, and the financial performance and financial condition of our clients, on our payers, and others;

•	the impact of protests and civil unrest;

•	our relationships with our clients and any changes to or terminations of our contracts with our clients;

•	changes in laws or regulations applicable to our business model and services;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	publicity associated with issues with our services and technology platform;

•	our involvement in litigation, including medical malpractice claims and consumer class action claims;

•	any governmental investigations or inquiries into or challenges to our relationships with the PCs or to our relationships with our clients;

•	future sales of our common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	allegations that we have infringed, misappropriated or otherwise violated any intellectual property of any party;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•

actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally, including competition or perceived competition from well-known and established companies or entities;

•	the trading volume of our common stock;

•	changes in the anticipated future size and growth rate of our market;

•	rates of unemployment; and

•	general economic, regulatory, and market conditions, including economic recessions or slowdowns.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may negatively impact the market price of our common stock.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common stock is higher than the net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our net tangible book value as of December 31, 2020, upon the issuance and sale of                shares of common stock by us at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the front cover of this prospectus, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $                per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. A total of                 shares of common stock have been reserved for future issuance under the 2021 Plan, which includes                 shares of common stock underlying restricted stock unit awards we expect to award as the IPO Equity Grants effective upon the completion of this offering, but does not include an aggregate of              shares of our restricted common stock to be issued in respect of unvested value units in connection with the Corporate Reorganization. You will experience additional dilution upon the issuance by us of                 shares of our common stock issuable to NEA pursuant to the Management Consulting Agreement and future equity issuances or the exercise of stock options to purchase common stock granted to our directors, officers and employees under our current and future stock incentive plans, including the 2021 Plan. See “Dilution and “Certain Relationships and Related Party Transactions—NEA/Paladina Acquisition.”

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, we will have a total of                 shares of common stock outstanding. All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates, which may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale,” and any shares purchased in our directed share program which are subject to the lock-up agreements described in “Underwriters.”

The                 shares held by our directors, officers, employees and affiliates immediately following the consummation of this offering (or                 if the underwriters exercise in full their over-allotment option) will represent approximately                 % of our total outstanding shares of common stock following this offering (or                % if the underwriters exercise in full their over-allotment option), based on the number of shares outstanding as of                 , 2021, assuming an initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of the prospectus). Such shares will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors, executive officers and significant equityholders have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters. We refer to such period as the restricted period. All remaining holders of common stock or securities convertible into or exchangeable for shares of common stock outstanding immediately prior to the consummation of this offering are subject to a market standoff agreement with us that restricts certain transfers of such securities for at least 180 days after the date of this prospectus.

For any holder of value units as of the date of his, her or its lock-up agreement, the terms of the lock-up agreement will expire with respect to a number of shares of common stock equal to 10% of such holder’s shares of common stock issued in respect of vested value units upon the completion of the Corporate Reorganization described herein that are subject to the restrictions set forth in the lock-up agreement, if certain conditions are met, and we refer to the date on which this occurs as the Early Lock-Up Expiration Determination Date. If such conditions are met, these shares will become available for sale prior to the opening of trading on the third full trading day following the date on which all of the below conditions are satisfied, or the Early Lock-Up Expiration Date. An Early Lock-Up Expiration Determination Date will occur if:

(1)	such date is at least 90 days after the date of this prospectus;

(2)	such date occurs after we have publicly furnished our earnings release on Form 8-K or filed our periodic report with the SEC for the quarter ended September 30, 2021;

(3)

for 10 out of any 15 consecutive trading days ending on or prior to such date, the last reported closing price of our Class A common stock is at least 33% greater than the initial public offering price set forth on the cover page of this prospectus; and

(4)	such date occurs in a broadly applicable period during which trading in our securities is permitted under our insider trading policy.

All remaining shares of common stock subject to the lock-up agreement and not released on the Early Lock-Up Expiration Date (if any) will be released 180 days after the date of this prospectus. Upon the request of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, we will announce the Early Lock-Up Expiration Date through a press release or Form 8-K at least two full trading days before it is effective. See “Underwriters” for a description of these lock-up agreements and market standoff agreements.

Upon the expiration of the contractual lock-up and market standoff agreements pertaining to this offering, based on an assumed initial public offering price of $            , which is the midpoint of the price range set forth on the front cover of this prospectus, an additional                shares will be eligible for sale in the public market (or                 shares if the underwriters exercise in full their over-allotment option), of which                 are held by directors, executive officers and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144 (or                 if the underwriters exercise in full their over-allotment option), excluding, in each case, shares of restricted common stock that are unvested as of the date of this prospectus, assuming an initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). Following completion of this offering, based on an assumed initial public offering price of $            , which is the midpoint of the price range set forth on the front cover of this prospectus, shares covered by registration rights would represent approximately                 % of our outstanding common stock (or                 %, if the underwriters exercise in full their over-allotment option), assuming an initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In addition, the shares of our common stock reserved for future issuance under the 2021 Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable. A total of                 shares of common stock have been reserved for future issuance under the 2021 Plan, which includes                 shares of common stock underlying restricted stock unit awards we expect to award as the IPO Equity Grants effective upon the completion of this offering, but does not include an aggregate of                  shares of our restricted common stock to be issued in respect of unvested value units in connection with the Corporate Reorganization.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your returns on your investment may depend solely on the appreciation of our common stock.

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings and overall financial condition. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

Our quarterly operating results fluctuate and may fall short of prior periods, our projections or the expectations of securities analysts or investors, which could materially adversely affect our stock price.

Our operating results have fluctuated from quarter to quarter at points in the past, and they may do so in the future. Therefore, results of any one fiscal quarter are not a reliable indication of results to be expected for any other fiscal quarter or for any year. If we fail to increase our results over prior periods, to achieve our projected results or to meet the expectations of securities analysts or investors, our stock price may decline, and the decrease in the stock price may be disproportionate to the shortfall in our financial performance. Results may be affected by various factors, including those described in these risk factors.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. If no securities analysts commence coverage of us, or if one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline. Furthermore, if one or more of the analysts who do cover us were to downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline.

Our management may spend the proceeds of this offering in ways with which you may disagree or that may not be profitable.

Although we anticipate using the net proceeds from the offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. You may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.

Provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our common stock. These provisions will provide for, among other things: the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and advance notice requirements for stockholder proposals. These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the sole and exclusive forums for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our current and former directors, officers, employees or stockholders.

Our amended and restated bylaws will provide, subject to limited exceptions, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for state law claims for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to the Company or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws (as either might be amended from time to time) (including the interpretation, validity or enforceability thereof), or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Securities Exchange Act of 1934, or the Exchange Act. Our amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue 20,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

We will incur increased costs as a result of operating as a publicly traded company, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly traded company, we will incur additional legal, accounting and other expenses that we did not previously incur. Although we are currently unable to estimate these costs with any degree of certainty, they may be material in amount. In addition, the SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules of the SEC, and the stock exchange on which our shares of common stock are listed, have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives as well as investor relations. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur additional costs to maintain the same or similar coverage.

We are an emerging growth company and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we expect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and extended adoption period for accounting pronouncements. We cannot predict whether investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements of historical fact included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. These forward-looking statements are based on management’s current beliefs, based on currently available information as to the outcome and timing of future events. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our expectations regarding our revenue, annual recurring revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, revenue mix and ability to maintain future profitability;

•	anticipated trends and growth rates in our business and in the markets in which we operate;

•	our ability to maintain and expand our client base and our partner network;

•	our ability to contract with care providers and arrange for the provision of quality care;

•	the impact of the COVID-19 pandemic on our business and results of operations;

•	our ability to anticipate market needs and successfully develop new and enhanced solutions to meet those needs;

•	our ability to hire and retain necessary qualified employees to grow our business and expand our operations;

•	the evolution of technology affecting our applications, platform and markets;

•	our ability to adequately protect our intellectual property;

•	our ability to operate, update or implement our technology platform and other information technology systems;

•	our ability to retain key executives;

•	our ability to service our debt obligations; and

•	our anticipated uses of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our solutions. While we believe that each of these sources is reliable, we have not independently verified market and industry data from third-party sources. In addition, the industry in which we operate, as well as the projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus, that could cause results to differ materially from those expressed in these publications and reports. The content of these sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

Certain information in the text of this prospectus is contained in independent industry publications and publicly available reports. Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $                million (or approximately $                million if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $                per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducted estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $                million, assuming the assumed initial public offering price remains the same.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use a portion of our net proceeds from this offering for working capital and other general corporate purposes, including continued investments in the growth of our business. We also intend to use a portion of the net proceeds from this offering to pay off all outstanding borrowings under our credit facility with Comerica Bank, which bears an interest rate on the outstanding balance based on the prime rate plus an applicable spread and due upon maturity in 2023. The effective interest rate as of June 30, 2021 was 3.75%. As of August 26, 2021, the outstanding borrowings under the credit facility totaled $37.4 million. Upon the completion of this offering, we are required to pay all of the outstanding borrowings under our credit facility. We have previously used the proceeds from this indebtedness to support working capital, capital expenditures and to fund the R-Health Acquisition. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. At this time, we do not have agreements or commitments to enter into any material acquisitions.

Our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending the use of proceeds to us from this offering as described above, we intend to invest the net proceeds to us from this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, our credit facility places restrictions on the ability of our subsidiaries to pay cash dividends or make distributions to us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:

•	on an actual basis;

•	on a pro forma as adjusted basis to give effect to the completion of the Corporate Reorganization prior to the completion of this offering; and

•

on a pro forma as further adjusted basis, giving effect to (i) the pro forma as adjusted adjustments set forth above (ii) the issuance by us of                  shares of our common stock to NEA pursuant to the Management Consulting Agreement and (iii) the sale and issuance by us of                 shares of our common stock in this offering, assuming an initial public offering price of $                per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of a portion of the net proceeds from this offering to repay all outstanding borrowings under our credit facility as set forth under the section titled “Use of Proceeds.”

The information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” that are included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	As Adjusted	As Further Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents and short-term investments(1)	$8,598	$	$

Total debt(2)	$4,806	$	$
Total stockholders’ equity:
Preferred stock, par value $.0001 per share: no shares authorized, issued and outstanding, actual and as adjusted; shares authorized, no shares issued and outstanding, as further adjusted	—
Common stock, par value $.0001 per share: 10,000 shares authorized, 292 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted; shares authorized, shares issued and outstanding, as further adjusted	—
Additional paid-in capital(3)	294,774
Accumulated (deficit) earnings(4)	(56,543)
Non-controlling interest	49

Total capitalization	$243,086	$	$

(1)

The as adjusted cash and cash equivalents and short-term investments reflects                 . The as further adjusted cash and cash equivalents reflects the payment of the estimated offering expenses payable by us and the repayment of the borrowings under our credit facility with proceeds from the offering.

(2)	The as further adjusted total debt reflects the repayment of the borrowings under our credit facility with proceeds from the offering.
(3)	The as adjusted additional paid-in capital reflects .
(4)	The as further adjusted accumulated (deficit) earnings reflects equity-based compensation recorded upon the consummation of our initial public offering for service-vested awards.

If the underwriters’ over-allotment option were exercised in full, as of                , 2021, the pro forma as adjusted cash, cash equivalents and short-term investments would be $                million, additional paid-in capital would be $                million, total stockholders’ equity (deficit) would be $                million, total capitalization would be $                million and shares of common stock issued and outstanding would be                shares.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $                million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information presented in the table above does not include:

•

up to                 shares of our common stock that will become available for future issuance under our 2021 Plan, which will become effective in connection with the completion of this offering, which number of shares includes                  shares of common stock underlying restricted stock unit awards we expect to award as the IPO Equity Grants effective upon the completion of this offering, assuming an initial public offering price of $                 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), but does not include an aggregate of shares of our restricted common stock to be issued in respect of unvested value units in connection with the Corporate Reorganization; and

•	shares of our common stock that will become available for future issuance under our 2021 Employee Plan, which will become effective in connection with the completion of this offering.

Our 2021 Plan and 2021 Employee Plan each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2021 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Additional Narrative Disclosure.”

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as further adjusted net tangible book value per share immediately after the consummation of this offering. Dilution in pro forma as further adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the pro forma as further adjusted net tangible book value per share of our common stock immediately after consummation of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of June 30, 2021 was negative $32.3 million, or negative $110,555 per share. Our pro forma as adjusted net tangible book value as of                 , 2021 was $                , or $                per share, based on the total number of shares of our common stock outstanding as of                , 2021, after giving effect to the completion of the Corporate Reorganization prior to the completion of this offering.

After giving effect to the sale by us of                 shares of our common stock in this offering at the assumed initial public offering price of $                per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the application of a portion of the net proceeds from this offering to repay all of the outstanding borrowings under our credit facility as described under “Use of Proceeds,” our pro forma as further adjusted net tangible book value as of                , 2021 would have been $                , or $                per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma as further adjusted net tangible book value of $                per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of , 2021	$
Increase in historical net tangible book value per share attributable to existing stockholders
Pro forma as adjusted net tangible book value per share as of , 2021
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as further adjusted net tangible book value per share immediately after the consummation of this offering

Dilution to investors purchasing shares in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma as further adjusted net tangible book value per share to new investors by $                , and would increase or decrease, as applicable, dilution per share to investors purchasing shares of our common stock in this offering by $                , assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as further adjusted net tangible book value by approximately $                per share and increase or decrease, as applicable, the dilution to investors purchasing shares of our common stock in this offering by $                per share, assuming the assumed initial public offering price of $                per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option is exercised in full, the pro forma as further adjusted net tangible book value per share of our common stock immediately after the consummation of this offering would be $                per share, and the dilution to investors purchasing shares of our common stock in this offering would be $                per share.

You will experience additional dilution upon the issuance by us of             shares of our common stock issuable to NEA pursuant to the Management Consulting Agreement, which will equal approximately 2% of the shares of our common stock outstanding immediately prior to the consummation of this offering.

The following table presents, on a pro forma as further adjusted basis as described above, after giving effect to the sale by us of                 shares of our common stock in this offering at the assumed initial public offering price of $                per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders(1)			%	$		%	$
Investors purchasing shares of our common stock in this offering

Total		100%		$	100%

(1)

The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases that existing stockholder may make through our directed share program or otherwise purchase in this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $                , assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, our existing stockholders would own     % and the investors purchasing shares of our common stock in this offering would own    % of the total number of shares of our common stock outstanding immediately after consummation of this offering.

The information presented in the table above does not include:

•

the issuance by us of              shares of our common stock to NEA Management LLC, or NEA, in connection with the consummation of this offering and pursuant to the Management Consulting Agreement with NEA Management Company LLC, as payment of a fee equal to 2% of the shares of our common stock outstanding immediately prior to the consummation of this offering, payable to NEA Management Company LLC in shares of our common stock pursuant to the Management Consulting Agreement. See the section titled “Certain Relationships and Related Party Transactions—NEA/Paladina Acquisition”;

•

up to             shares of our common stock that will become available for future issuance under our 2021 Plan, which will become effective in connection with the completion of this offering, which number of shares includes              shares of common stock underlying restricted stock unit awards we expect to award as the IPO Equity Grants effective upon the completion of this offering, assuming an initial public offering price of $                 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), but does not include an aggregate of shares of our restricted common stock to be issued in respect of unvested value units in connection with the Corporate Reorganization; and

•	shares of our common stock that will become available for future issuance under our 2021 Employee Plan, which will become effective in connection with the completion of this offering.

Our 2021 Plan and 2021 Employee Plan each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2021 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Additional Narrative Disclosure.”

To the extent that any outstanding options to purchase shares of our common stock are exercised there will be further dilution to investors participating in this offering.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 2, 2020, we acquired 100% of the outstanding equity of Healthstat pursuant to the Stock Purchase Agreement, dated October 7, 2020, or the Stock Purchase Agreement, with Healthstat, or the Acquisition. The following unaudited pro forma condensed combined financial statements are based on our audited historical consolidated financial statements and those of Healthstat, which are included in this prospectus, after giving effect to the Acquisition, and were prepared based upon the purchase method of accounting in accordance with GAAP and by applying the assumptions and adjustments described in the notes accompanying the pro forma financial statements.

The unaudited pro forma condensed combined statement of operations are based on our audited historical consolidated financial statements and the audited historical consolidated financial statements of Healthstat, which are included in this prospectus. The unaudited pro forma condensed combined statement of operations gives effect to the Acquisition as if such acquisition had occurred on January 1, 2020. An unaudited pro forma condensed combined balance sheet has not been presented as the Acquisition was reflected in our balance sheet as of December 31, 2020. The unaudited pro forma condensed combined financial statements include all material pro forma adjustments necessary for this purpose that are directly attributable to the Acquisition and are factually supportable.

The unaudited pro forma condensed combined financial statements of operations is presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved if the Acquisition had been consummated as of the beginning of the period presented, nor are they necessarily indicative of the future operating results of the combined company. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable, and are expected to have a recurring impact. No effect has been given in the pro forma financial statements for synergistic benefits that may be realized through the combination or costs that may be incurred in integrating operations.

The unaudited pro forma condensed combined financial statements do not include adjustments for other acquisitions not deemed significant under applicable rules and regulations of the SEC.

EVERSIDE HEALTH

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

(in thousands except per share data)

	Everside Historical	Healthstat Historical (Note 2)	Transaction Accounting Adjustments	Notes		Pro Forma Combined
Revenue	$113,375	$67,082	$—			$180,457
Operating expenses:
Cost of care	69,197	45,242	—			114,439
Selling, general, and administrative	42,786	25,363	—			68,149
Depreciation and amortization	6,386	554	1,968	(A	)	8,908

Total operating expenses	118,369	71,159	1,968			191,496
Operating loss	(4,994)	(4,077)	(1,968)			(11,039)
Nonoperating income (expense):
Other non-operating expenses	—	(220)	—			(220)
Interest income	37	—	—			37
Interest expense	(253)	(62)	—			(315)

Total nonoperating income (expense)	(216)	(282)	—	—		(498)

Consolidated net loss before taxes	(5,210)	(4,359)	(1,968)	—		(11,537)
Provision for (benefit from) income taxes	(2,170)	(4,109)	(413)	(B	)	(6,692)

Net loss	(3,040)	(250)	(1,555)			(4,845)
Less: net income (loss) attributable to noncontrolling interest	(139)	—	—			(139)

Net loss attributable to parent group	$(2,901)	$(250)	$(1,555)			$(4,706)

Net loss per share, basic and diluted	$(12,951)	$(63)	$389	(C	)	$(22,302)

Shares used in computing net loss per share, basic and diluted	224	3,993	(3,993)	(C	)	211

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Acquisition of Healthstat

On November 2, 2020, or the acquisition closing date, we acquired 100% of the outstanding equity of Healthstat pursuant to the Stock Purchase Agreement. Healthstat provides health and wellness services to patients based on a holistic approach, which encompasses services such as primary and preventative care, as well as physical therapy, prescription services, and health coaching. The Acquisition will allow for continued expansion of Everside’s footprint across the U.S. The total purchase price for the Acquisition was $121.0 million.

In connection with the Acquisition, we recorded contingent consideration of $29.5 million as of the Closing Date related to a contingent consideration arrangement, referred to as the Earnout, under the “Earnout” provisions of the Stock Purchase Agreement. The amount of the Earnout is based on the achievement of certain revenue metrics within one year after the first day of the first month following the Acquisition date. No contingent consideration would be required to be paid in connection with our initial public offering. The Earnout will be paid half in cash and half in common units of the Everside Health Holdings, LLC. Based on the valuation determined using a Monte Carlo simulation, the fair value of the cash settled portion and the common unit settled portion of the Earnout was determined to be $14.0 million and $15.5 million, respectively, as of the Closing Date. The portion expected to be settled in cash, as well as the amount to be settled in Everside Health Holdings, LLC common units, are liability-classified. The portion to be settled in common units is based on a specific dollar amount with a variable number of common units to be issued, which dictates that it should be classified as a liability with changes in fair value recorded as profit or loss. For the six months ended June 30, 2021, the Company recognized a loss of $4.9 million within selling, general and administrative expenses as a result of an increase in the fair value of the contingent consideration. On July 15, 2021, we settled the common unit portion of the Earnout contingent consideration. The settlement resulted in an issuance of 5.9 million units of Everside Health Holdings, LLC’s common units with a fair value upon settlement of $19.2 million. Separately, consideration included $22.5 million of Everside Health Holdings, LLC’s common units upon the Closing Date.

Our transaction costs in connection with the Acquisition were $1.6 million comprised of non-financing fees and expenses such as legal and accounting, which were expensed as incurred and are included in selling, general and administrative expenses within the consolidated statements of operations. We did not incur any debt as part of the Acquisition.

The Acquisition was accounted for as a business combination in accordance with Accounting Standards Codification, or ASC, Topic 805, under which the assets acquired and the liabilities assumed by us were recorded at their respective fair values as of the Closing Date.

The excess of the consideration over the fair value of the net tangible and intangible assets acquired has been assigned to Goodwill. The acquisition of Healthstat resulted in the recognition of $81.9 million of goodwill, which we believe consists primarily of synergies anticipated as a result of the acquisition, particularly as it relates to nationwide expansion. Goodwill created as a result of the acquisition is not deductible for tax purposes.

The fair value of the consideration transferred as part of our acquisition of Healthstat, the components of which, aside from cash paid, are level 3 measurements within the fair value hierarchy, is summarized as follows (in thousands):

Cash paid	$63,944
Equity consideration	22,500
Contingent consideration	29,547
Net working capital adjustment	(207)

Total fair value of consideration	$115,784

During the six months ended June 30, 2021, the Company finalized the net working capital adjustment in accordance with the Stock Purchase Agreement, resulting in a $0.7 million reduction to the fair value of consideration resulting in an equal reduction to goodwill.

The adjustments from the purchase price at the Closing Date to arrive at the total fair value of consideration are as follows (in thousands):

Purchase Price	$121,000
Closing Date fair value adjustment related to Earnout	(1,453)
Adjustments to seller’s indebtedness and working capital	(3,763)

Total fair value of consideration	$115,784

Assets acquired and liabilities assumed are recorded based on valuations derived from estimated fair value assessments and assumptions, which are primarily level 3 inputs within the fair value hierarchy. While we believe that our estimates and assumptions underlying the valuations are reasonable, different estimates and assumptions could result in different valuations assigned to the individual assets acquired and liabilities assumed, and the resulting amount of goodwill. The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed (in thousands):

Cash	$869
Accounts receivable	14,207
Prepaid expenses and other current assets	690
Property and equipment	699
Intangible assets	30,000
Accounts payable	(4,105)
Accrued liabilities	(3,481)
Deferred income tax liability	(3,032)
Deferred revenue	(280)
Deferred rent	(164)
Other long-term liabilities	(1,481)

Total identifiable net assets	33,922
Goodwill	81,862

Total	$115,784

The fair value of the acquired receivables was determined to be the net realizable amount of the closing date book value of $14.2 million. The intangible assets acquired are client relationships and the fair value was estimated using an income approach. The intangible asset has an estimated useful life of 12 years.

The purchase price allocation for the Acquisition is preliminary and subject to revision as additional information about the fair values of assets and liabilities become available, primarily related to the deferred tax liability assumed in connection with the acquisition. Additional information that existed as of the acquisition date may impact the purchase price allocation, which may be adjusted during the measurement period of up to 12 months from the acquisition date.

2. Healthstat Historical Financial Statements, Accounting Policies, and Reclassification

Healthstat’s historical financial statements are based on the audited consolidated financial statements for the period ended November 1, 2020.

Healthstat prepared its historical financial statements in accordance with GAAP. Everside performed certain procedures for the purposes of identifying material differences in significant accounting policies between Everside and Healthstat, and any accounting adjustments that would be required in connection with adopting uniform policies. These procedures included a review of Healthstat’s significant accounting policies and discussion with Healthstat management. A difference in presentation between our financial statements and those of Healthstat was identified as it pertains to certain employee medical related expenses. Everside presents these expenses in cost of care or selling, general and administrative expenses based on the nature of each employee’s responsibilities whereas Healthstat historically presented only in selling, general and administrative expenses. The impact of this difference is a $2.3 million increase to cost of care offset by a decrease to selling, general and administrative expenses. To date, no other differences in the accounting policies that will result in material adjustments to Everside’s consolidated financial statements have been identified.

3. Transaction Accounting Adjustments Related to the Acquisition of Healthstat

The adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

A.

To reflect the additional amortization expense related to the finite intangible assets acquired including client relationships. The table below summarizes the fair values for each finite life intangible asset, the estimated useful life, and the impact to the pro forma condensed combined statements of operations (in thousands, except years):

	Fair Value	Estimated Useful Life (Years)	Year Ended December 31, 2020
Client Relationships	$30,000	12	$2,500
Total amortization expense			$2,500
Historical amortization expense			$532

Pro forma amortization expense adjustment			$1,968

B.	To reflect tax effect of pro forma amortization expense adjustment. This was calculated using the statutory tax rate of 21%.

C.	To eliminate historical Healthstat shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Summary Consolidated Financial and Other Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that could impact our business. In particular, we encourage you to review the risks and uncertainties described in the section titled “Risk Factors” included elsewhere in this prospectus. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this report or implied by past results and trends. Our fiscal year ends on December 31. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full fiscal year or any other period.

Overview

Our mission is to enable patients in our care to live their healthiest lives. Our vision is to build the most trusted, accessible and personalized healthcare experience alongside our patients and clients. We are a patient-focused, care-obsessed, technology-driven, primary care platform with frictionless in-person and virtual care. We listen to our clients and offer them tailored solutions to deliver accessible, high quality care and lower healthcare costs for our patients and clients. We provide our patients with a differentiated experience, because we believe that engaging patients in their care is key to both improving health outcomes and delivering healthcare cost savings. We are disrupting healthcare by addressing the unmet needs of key stakeholders, including patients, providers and our clients, which are primarily self-funded employers and labor unions. As of June 30, 2021, we operate over 340 centers, across more than 140 U.S. markets, serving over 300 clients and caring for over 530,000 patients.

The current U.S. healthcare system is a source of constant frustration for key stakeholders. The lack of access to and engagement with primary care is a key source of this frustration and a key driver of costs.

•

Patients. Patients are generally dissatisfied with their overall healthcare experience. This is fundamentally due to difficulties securing appointments in a reasonable time frame, long waiting times and short, impersonal interactions with their provider, limited care coordination across clinical settings, inconvenient locations, and lack of transparent pricing and billing.

•

Providers. PCPs have among the highest burnout rate in the medical field, caused in part by extensive administrative burdens, large patient panel sizes, lack of time for meaningful relationship building and a fee-for-service (FFS) reimbursement model that promotes volume-based care and discourages proactive preventive care.

•

Clients. Employers and other self-funded plan sponsors are generally frustrated by rising annual health benefit costs, fragmented point solutions and limited provider access for their employees. Self-funded clients seek to reduce absenteeism, enhance employee engagement, increase employee productivity, increase employee retention and produce better health outcomes while reducing the cost of healthcare for their employees.

Our company has developed innovative, data-driven solutions to improve patient experience, address provider burnout, and tackle the rising healthcare costs facing employers. We believe that patient care should be empowered by data, and we have invested heavily in a scalable, secure and cost-efficient technology platform, Everside 360TM, to enable our longitudinal, holistic care model, leverage an omnichannel approach to provide care to patients both in-person and virtually, and provide transparency on results for our clients. Our Complete Care Solution, is a flexible, comprehensive, primary care delivery solution built with a technology-enabled foundation that delivers results for our patients, our providers and our clients, and can include integrated ancillary services like behavioral and occupational healthcare. Our solution is supplemental to traditional health insurance.

Employers choose to offer our services to their employees and dependents as an add-on benefit in addition to their health insurance to provide better access to care and to reduce the total cost of health care.

The majority of our clients are self-funded employers and labor unions that are looking to control their rising healthcare costs. Our key market focus includes state governments, school districts and manufacturers who are all extremely sensitive to their increasing spend on healthcare claims. We typically enter into 2-5 year contracts with our clients, where we receive a value-based recurring revenue payment to serve all of their eligible employees and dependents, which we define as our patients. A key component to our client sales strategy is forecasting a client’s return on investment with Everside by analyzing each client’s historical healthcare spend and using actuarial analytics to forecast our ability to reduce the total cost of care for our clients. Notably, the Everside primary care solution yields savings in all categories of healthcare spend, including, but not limited to, diagnostic imaging, inpatient admissions, pharmacy, inappropriate emergency department visits and unwarranted specialist consults. We are committed to delivering these projected cost savings and we report to our clients how their actual savings measured against our forecasts. In a study that included over 80 clients and 170,000 patients, our model, which is based on internal projections and inclusive of our acquisitions of Activate and Healthstat, reduced healthcare cost inflation to under 1.5% per year and delivered average gross savings of 17% by year 3, 31% by year 5 and 40% by year 7. This healthcare cost inflation is calculated by looking at the average increase in total medical expense, on a per member per month basis, across our clients year-by-year. We calculate gross savings by establishing a baseline benchmark spend on a per member per month basis in the year prior to the start of our providing services for each client; calculating the actual per member per month costs for each subsequent year to represent actual costs for each client and creating a projection of what costs would have been without our services each year for each client, which we do by utilizing independently published inflation benchmarks for commercial populations health costs. In addition, we adjust for client benefit plan design changes and other extraneous factors not attributable to the services we provide. The difference between our projection of expected healthcare cost in each year compared to actual healthcare cost represents the estimated savings. We then calculate the percentage difference between the actual costs and the projected costs, which we call gross savings. We do this while earning a Net Promoter Score of 85 from our patients. Our ability to drive reduction in the total cost of care while offering what we believe is a superior patient experience creates strong alignment, and thereby true partnership, between Everside and our clients. We believe this approach, which focuses on the central needs of our self-funded clients, is a key driver of our 95% net revenue retention rate.

Our business is driven by coupling a massively differentiated patient experience with a technology-driven patient engagement strategy, because we recognize that motivating patients to proactively engage in their health is the key to driving reductions in the total cost of care. Engagement is important because employees and dependents have a choice of what provider they see, and we believe that by creating an accessible, differentiated experience, patients will choose to engage with us for their primary care. Our model addresses the financial barriers to proactive healthcare. We have a predictable, fully transparent pricing model for our clients that enables our patients to access dependable care without additional out-of-pocket costs, helping build trust, loyalty and patient engagement. In many of our centers, we do not charge copays or fees to our patients, including for prescriptions, and there are no charges billed to a patient’s insurance for provider services. We use sophisticated algorithms to risk stratify our patients based on historical claims and clinical information. We combine this information with our digital outreach model to create highly targeted patient outreach journeys to appropriately engage patients across the risk continuum.

Our Complete Care Solution creates a low-cost, high-touch patient experience allowing us to deliver excellent results for our key stakeholders.

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Patients. Inspired by our mission, we have reinvented the patient experience, including 24/7 patient access to their primary care team, frictionless scheduling, short wait times and longer patient visits in a convenient care setting, in person or virtually. We deliver a convenient and comprehensive solution to our patients, allowing them to handle primary care, laboratory, medication dispensing, and often times, ancillary services like behavioral health and occupational health services at an on-site or near-site center location. This has resulted in an average NPS score, of 85 over the twelve months ended June 30, 2021, as opposed to primary care providers that average single-digit NPS score. The NPS score is a widely used metric that measures customer satisfaction and loyalty by asking respondents to rate the likelihood they would recommend a company or service. After primary care visits, members are sent a survey to assess satisfaction and their likeliness to recommend our services to others. Respondents give a rating between 0 (not at all likely) and 10 (extremely likely) and, depending on their response, they fall into one of three categories:

•	Promoters respond with a score of 9 or 10 and are typically loyal and enthusiastic patients.

•	Passives respond with a score of 7 or 8. They are satisfied with the service but not happy enough to be considered promoters.

•	Detractors respond with a score of 0 to 6. They are unhappy patients who are unlikely to engage again and may even discourage others from engaging with us.

The NPS score is calculated by subtracting the percentage of Detractors from the percentage of Promoters. The percentage of Detractors is equal to the number of Detractors divided by the number of total respondents. The percentage of Promoters is equal to the number of Promoters divided by the number of total respondents. In addition, we have demonstrated the ability to deliver high quality care; for example, by exceeding the 90th percentile thresholds for multiple important screening measures, as set by Healthcare Effectiveness Data and Information Set HEDIS, such as diabetic blood pressure control and hypertension control.

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Providers. We believe that if our PCPs are given the appropriate time, tools and support, they can effectively manage a majority of the average patient’s health needs, and thereby, significantly impact a patient’s healthcare spend while improving their outcomes. Our providers typically have smaller patient panels, averaging 885 patients relative to the traditional fee-for-service patient panel, which average approximately 2,200 and exceed 3,000 patients. This allows our providers to see our patients more frequently, averaging 3.6 visits per year versus an average of approximately 1.3 visits for adults nationally, and spend more time with their patients, with an average visit scheduled for 28.1 minutes, which is 67% longer than the national average of 16.2 minutes. Comprehensive appointments can last 60-90 minutes or more. By spending more time with patients, PCPs can develop personalized care plans and perform procedures which would otherwise be sent to urgent care centers or emergency rooms. In addition, our value-based per-patient-per-month pricing model means our providers do not have to manage the complexities of coding and billing. We aim to reduce provider burnout, increase provider retention, improve speed to provider recruitment, and drive higher clinician satisfaction, to make us the employer of choice for PCPs.

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Clients. Our business model creates direct financial alignment with our clients. Our value-based payment model means that we are rewarded when we deliver quality outcomes and cost savings to our clients. This sets us apart from fee-for-service providers who benefit financially when employers and patients pay more for more services. In addition, we believe we drive improved employee satisfaction and productivity, lower absenteeism and deliver better healthcare outcomes. As a result of our Complete Care Solution, 75% of patients who responded to our survey say their opinion of their employer has improved with access to our comprehensive healthcare services. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements with clients. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “How has access to Everside Health and the services they offer impacted your opinion of your employer?” Patients may select one of the following options: “Negatively Impacted, No Change, Somewhat Improved, Significantly Improved, Not Applicable.” In the 12 month period ending June 30, 2021, of the 4,080 responses (which excludes “Not Applicable” responses), 3,075 patients selected “Somewhat Improved” or “Significantly Improved” resulting in a calculation of 75% of respondents indicating that their opinion of their employer has improved with access to Everside’s services. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services. We typically are able to provide our clients 15%-25% total cost of care savings within 3-5 years and some clients experience savings of up to 40% or more within 7 years.

We believe that our business model is highly scalable due to our ability to open new centers in 4-6 months with modest required capital investments and our ability to efficiently deploy our centers in multiple geographic settings. A typical new health center costs approximately $150,000 to $500,000 to open and can be funded by Everside or by the client. Because of the low startup costs and predictable volume from the client’s employees, our typical payback period is within one year of opening a new health center. Our model allows us to create de novo centers and to customize to client size and demographics, allowing us to open any geographic area, regardless of population density. We are able to serve both metropolitan areas and rural areas, and augment with virtual capabilities to efficiently and effectively extend our reach. We are physically present in over 140 U.S. markets today.

Our legacy Paladina platform was originally founded in 2011 in Denver. Through our acquisition and integration of Activate and Healthstat, we have significantly expanded the scale of our business to serve over 530,000 patients across 340 health centers in 33 states as of June 30, 2021. For the twelve months ended June 30, 2021, we grew our patients by approximately 174% from 194,594 at June 30, 2020 to 532,735 at June 30, 2021. Our revenue increased approximately 98% from $46.7 million for the six months ended June 30, 2020 to $92.5 million for the six months ended June 30, 2021. Our consolidated net loss increased from $5.2 million for the six months ended June 30, 2020 to $23.1 million for the six months ended June 30, 2021. Care margin increased from $17.2 million, or 37% of revenue, for the six months ended June 30, 2020 to $32.1 million, or 35% of revenue, for the six months ended June 30, 2021. Adjusted EBITDA decreased from a loss of $1.5 million for the six months ended June 30, 2020 to a loss of $8.9 million for the six months ended June 30, 2021. Care margin and Adjusted EBITDA are supplemental measures that are not calculated in accordance with GAAP. Both net loss increased and adjusted EBITDA decreased as a result of incremental investment to support our public company readiness. In addition, net loss increased as a result of direct IPO costs and fair value changes related to contingent consideration during the period. See the section titled “Key Business Metrics and Non-GAAP Financial Measures” for additional information and a reconciliation to the most directly comparable financial measures calculated in accordance with GAAP.

Our revenue increased approximately 40% from $80.9 million for the year ended December 31, 2019 to $113.4 million for the year ended December 31, 2020. Our consolidated net loss decreased from $19.6 million for the year ended December 31, 2019 to $3.0 million for the year ended December 31, 2020. Care margin increased from $25.4 million or 31% of revenue for the year ended December 31, 2019 to $44.2 million or 39% of revenue for the year ended December 31, 2020. Adjusted EBITDA increased from a loss of $12.7 million for the year ended December 31, 2019 to positive Adjusted EBITDA of $3.0 million for the year ended December 31, 2020.

Business Model

Our business model is focused on managing and operating comprehensive primary care clinics. Our company provides comprehensive primary care to commercial employers, most typically self-funded clients, to serve their employees and dependents. We strive to provide a differentiated patient experience, to drive higher patient engagement, to deliver improved healthcare outcomes, and, as a result, to lower the total cost of care for clients. In order to comply with the corporate practice of medicine laws, across all our states, we utilize exclusive contractual relationships with PCs to employ, or have independent contractor relationships with, licensed providers with the qualifications, expertise, and experience to provide medical services through our health centers.

We utilize a common contracting approach to affiliate with the PCs sufficiently so that the PCs are consolidated financially with the Everside wholly-owned subsidiaries. The contractual arrangements generally include: (i) management services agreements; (ii) professional services agreements; and (iii) shareholder transfer restriction agreements. Under the management services agreements, we provide administrative services to the PCs in exchange for a per physician per month fee or fixed fee. The intercompany compensation paid by the PCs to the Company under the management services agreement is eliminated upon consolidation. Under the professional services agreements, the PCs hire the providers to render professional medical services exclusively for our patients. Under the shareholder transfer restriction agreements, the PCs’ sole shareholder, our Chief Medical Officer, is restricted from transferring shares of the PC without our prior approval, required to transfer his shares under certain circumstances and subject to certain other limitations. Our PCs are compensated in an amount equal to the cost of providing such professionals that they employ, plus a percentage of those costs.

Key Factors Affecting our Businesses

The future growth, success, and performance of our business is dependent on many factors, including those set forth below. While these factors present significant opportunities for us, they also may represent challenges that we must successfully address in order to grow our business and improve our results of operations.

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Acquiring New Clients and Patients. We believe there is a significant opportunity to acquire new clients and patients. We continue to organically increase our membership with employers, where we experience high client retention and achieve brand loyalty through our diversified offering. We pursue growth by both dedicated sales team and broker channels. We currently serve over 300 employers across 33 states. We estimate the commercial self-funded employer opportunity represents 114 million patient lives. We expect to continue to increase our market share in the labor union market, where our Activate brand is nationally recognized with a dedicated sales team. We currently serve approximately 70,000 members of Taft-Hartley plans, which we estimate serve approximately 10 million participants in the United States. Additionally, we are well positioned to acquire new clients and patients through (i) expansion of capabilities and services, (ii) increased partnerships with health plans and hospital systems, (iii) strategic acquisitions in existing and new service lines and (iv) expansion into adjacent market opportunities including the fully insured employers or the retiree market. Our ability to win new clients and enroll new patients through various channels will directly impact our ability to grow our business and our results of operations.

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Expand Market Coverage with New Health Centers and Virtual Presence. We are continually building new centers for both existing and new clients. In 2020, we opened or expanded 38 health centers. We are able to organically expand our book of business across state lines and into new markets based on the specific needs of our clients. We launch both dedicated centers and shared health centers. Dedicated health centers are for the exclusive use of a client or group of clients. The shared centers allow us to create a high-value hub and spoke model, where an anchor client serves as the “hub” for the center and smaller clients may add into that shared center (known as “spoke clients”). We are not limited by geographic density to open new centers and our contracting approach helps us scale faster with a high degree of visibility for patient volume before we even open a new center. We are also able to contract with larger, multi-state employers and labor unions that rely on our diversified geographic footprint and ability to add new health centers quickly and specifically tailored to meet their individual needs. Our virtual telehealth capability also enables us to grow into additional markets efficiently, because it allows for greater access with the same number of physical locations. Our ability to continue to expand our market presence with new health centers coupled with our integrated virtual care offering will be critical to our future businesses and results of operations.

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Deliver High Quality Care While Managing Healthcare Costs. We provide a low-cost, high-touch patient experience allowing us to deliver excellent results for our key stakeholders. By delivering a broad range of primary care offerings to our patients at little to no out-of-pocket costs, we motivate and empower our patients to engage in their own health decisions. By combining our personalized treatment plans with improved patient engagement, we believe we are able to deliver better patient experience and improve health outcomes while minimizing costly downstream healthcare costs. We do this in part by reducing preventable hospital admissions, avoidable ER visits and medically unnecessary specialist referrals. We give our providers tools to proactively manage patient care by providing them with analytics on clinical care gaps and by presenting a comprehensive view of patient health. We have a demonstrated ability to provide our clients with net savings in healthcare costs that significantly exceeds the program costs. Today this ability to create cost savings and deliver quality outcomes drives high client retention, and we will continue to leverage this proven ability to create cost of care savings to enter more risk-based contracts to share in cost savings and additional upside alongside our clients. The lower healthcare spending by our clients in turn allows our clients to reinvest these savings into their businesses, such as potentially hiring more employees or enhancing employee coverage and benefits, which further propels our growth in revenue and patient volume.

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Investments in Growth. Significant investments in our technology platform have enabled us to provide a differentiated care experience as well as to motivate patients to engage in their own health decisions. By leveraging our technology platform, we can efficiently aggregate and analyze data to tailor patient outreach and engagement strategies, derive better health outcomes and reduce cost of care for our patients. We will also continue to focus on long-term growth through investments in sales and marketing to increase brand awareness in new markets and acquire new clients and patients. Additionally, we intend to continue to invest in new health centers in new and existing markets and we also intend to invest in new services at our existing health centers. Lastly, we plan to invest in strategic acquisitions of likeminded value-based businesses both in primary care and related ancillary service lines. Such investments in future growth will continue to impact our cost of care and operating expenses, but long term, we expect that these investments will have a positive impact on our results of operations.

COVID-19 Pandemic and CARES Act

In March 2020, the World Health Organization declared the novel strain of Coronavirus, or COVID-19, a global pandemic and recommended containment and mitigation measures worldwide. Various policies were implemented by federal, state and local governments in response to the COVID-19 pandemic that caused many people to remain at home and forced the closure of, or limitations on, certain businesses, as well as suspended elective procedures by healthcare facilities. While some of these restrictions have been eased across the U.S. and most states have lifted moratoriums on non-emergency procedures, some restrictions remain in place. We continue to monitor operations and government recommendations and have made modifications to normal operations as a result of COVID-19, including enabling operational team members to work remotely, utilizing heightened cleaning and sanitization procedures, implementing new health and safety protocols and reducing non-essential travel.

We have considered information available to it as of the date of issuance of these financial statements and are not aware of any specific events or circumstances that would require an update to its estimates or judgments, or an adjustment to the carrying value of its assets or liabilities. The accounting estimates and other matters assessed include, but were not limited to, allowance for doubtful accounts, purchase commitments, goodwill and other long-lived assets, contingent consideration, and revenue recognition. These estimates may change as new events occur and additional information becomes available. Actual results could differ materially from these estimates.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, was signed into law. The CARES Act is aimed at providing emergency assistance and healthcare for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions related to refundable payroll tax credits, deferment of the employer portion of social security payments, net operating loss carryback periods, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property. We have deferred $3.7 million related to the employer portion of social security payments as allowed under the CARES Act. The first half of the deferred amount will be paid in 2021, included within other accrued liabilities, and the second half will be paid in 2022, included within other long-term liabilities.

The COVID-19 pandemic has not had an impact on our ability to access capital or the terms available under any such credit facility.

Recent Transactions

Acquisition of R-Health, Inc.

On July 12, 2021, we acquired 100% of the outstanding stock of R-Health, Inc. pursuant to a Purchase Agreement dated July 2, 2021 for a purchase price of $35.0 million, subject to net working capital and other customary adjustments. Based in Elkins Park, Pennsylvania, R-Health, Inc. is a direct primary care provider operating health centers for employers in New Jersey and Pennsylvania. The R-Health acquisition allows for continued expansion of the Company’s footprint across these states. We paid $28.1 million in cash, excluding customary adjustments and fees associated with the transaction, and Everside Health Holdings, LLC issued 1.7 million of its common units, valued at $6.9 million.

This transaction qualifies as a business combination under ASC Topic 805, under which the assets acquired and the liabilities assumed by us will be recorded at their respective fair values as of July 12, 2021. The acquisition of R-Health does not qualify as significant pursuant to Rule 3-05 of Regulation S-X.

Credit Facility Amendment and Increase to Borrowings

On July 12, 2021, we amended our credit facility with Comerica Bank to increase the formula-based line of credit to $50 million. As of August 26, 2021, the outstanding borrowings under the credit facility totaled $37.4 million, which comprises the $29.6 million used to fund the R-Health Acquisition and $2.8 million transferred from the term loan into the amended credit facility on March 25, 2021, along with a $2.0 million draw during the second quarter of 2021 and $3.0 million draw during the third quarter of 2021 to fund working capital needs. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital resources—Indebtedness” for further discussion.

Acquisition of Healthstat

On November 2, 2020, we acquired 100% of the outstanding equity of Healthstat pursuant to the Stock Purchase Agreement. Healthstat provides health and wellness services to patients based on a holistic approach, which encompasses services such as primary and preventative care, as well as physical therapy, prescription services, and health coaching. The Acquisition allows for continued expansion of our footprint across the United States. The total purchase price was $121.0 million.

The adjustments from the purchase price at the Acquisition Date to arrive at the total fair value of consideration are as follows (in thousands):

Purchase Price	$121,000
Closing Date fair value adjustment related to Earnout	(1,453)
Adjustments to seller’s indebtedness and working capital	(3,763)

Total fair value of consideration	$115,784

In connection with the Acquisition, we recorded contingent consideration of $29.5 million as of the Closing Date related to a contingent consideration arrangement, referred to as the Earnout, pursuant to the Stock Purchase Agreement. The amount of the Earnout is based on the achievement of certain revenue metrics within one year after the first day of the first month following the Acquisition date. No contingent consideration would be required to be paid in connection with our initial public offering. The Earnout will be paid half in cash and half in common units of Everside Health Holdings, LLC. Based on the valuation determined using a Monte Carlo simulation, the fair value of the cash settled portion and the common unit settled portion of the Earnout was determined to be $14.0 million and $15.5 million, respectively, as of the Closing Date. The portion expected to be settled in cash, as well as the amount to be settled in Everside Health Holdings, LLC common units, are liability-classified. The portion to be settled in common units is based on a specific dollar amount with a variable number of common units to be issued, which dictates that it should be classified as a liability with changes in fair value recorded as profit or loss.

On July 15, 2021, the Company settled the common unit portion of the Earnout contingent consideration related to the Acquisition as described above. The settlement resulted in an issuance of 5.9 million units of

Everside Health Holdings, LLC’s common units with a fair value upon settlement of $19.2 million. For the six months ended June 30, 2021, we recognized a loss of $4.9 million within selling, general and administrative expenses, which reflects the change in value resulting from the settlement of the common unit portion. The consideration for the Acquisition also included $22.5 million of Everside Health Holdings, LLC’s common units, which was issued upon the closing of the Acquisition.

See Note 3. Business Combinations within our Notes to Condensed Consolidated Financial Statements for more detail.

Key Business Metrics and Non-GAAP Financial Measures

We regularly review the key operational and financial metrics described below to evaluate our business, monitor and measure performance, identify business trends, prepare financial projections and make strategic decisions (Revenue, Care Margin and Adjusted EBITDA in thousands).

	As of and For the Six Months Ended June 30,			As of and For the Years Ended December 31,
	2021	2020	% Change	2020	2019	% Change
Patients	532,735	194,594	174%	516,364	166,970	209%
Revenue	$92,475	$46,735	98%	$113,375	$80,898	40%
Care Margin	$32,104	$17,178	87%	$44,178	$25,426	74%
Adjusted EBITDA	$(8,941)	$(1,537)	(482)%	$2,998	$(12,677)	N	M

NM - Not meaningful

Patients

We have defined a single cross-cutting patient metric to capture the aggregate number of individual lives that we are contractually paid to service. Our client contracts define our total number of patients and can be structured in one of three ways:

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In PMPM or transparent pricing contract structures, the number of patients is based on all eligible patients. Eligibility is defined in the contract, and can include employees, dependents, or have geographic limitations. The number of patients under these contracts fluctuates based on client staffing. For example, if the client is hiring new employees, the eligible number increases and if the client experiences reductions in staff, the eligible number decreases.

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In a flat fee contract structure, there is a fixed number of patients per contract. Some clients may only pay for a subset of eligible patients. For example, a client may have 20,000 eligible patients who could potentially use our service, but the client may only pay for a fixed subset of 5,000 patients. A fixed number of patients does not fluctuate under these contracts unless there is an amendment to the contract.

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In an opt-in contract structure, number of patients is based on all enrolled patients. Some clients only pay for patients who choose to enroll directly with us. Number of patients under these contracts fluctuate based on enrollment. These fluctuations, like patient count based on eligibility, are based on how the client is staffing and individual client preferences. Unlike the other types of contracts, marketing of our services can directly impact enrolled patients under opt-in contracts.

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Our number of patients are measured as of the reporting date. The increase from December 31, 2019 to December 31, 2020 is primarily due to the acquisition of Healthstat and significant growth in new business. Excluding the Acquisition, patients increased 37% from December 31, 2019 to December 31, 2020.

Non-GAAP Financial Measures

We utilize certain financial measures that are not calculated based on GAAP. We believe that non-GAAP financial measures provide an additional way of viewing aspects of our operations that, when viewed with the GAAP results, provide a more complete understanding of our results of operations and the factors and trends affecting our business. These non-GAAP financial measures are also used by our management to evaluate financial results and to plan and forecast future periods. However, non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may differ from the non-GAAP measures used by other companies, including our competitors.

Care Margin

We define care margin as loss from operations excluding depreciation and amortization and selling, general and administrative expenses. We consider care margin to be an important measure to monitor our performance, specific to the direct costs of delivering care. We believe this margin is useful to measure whether we are controlling our direct expenses included in the provision of care sufficiently and whether we are effectively pricing our services.

The following table provides a reconciliation of loss from operations, the most closely comparable GAAP financial measure, to care margin (in thousands):

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2021	2020	2020	2019
Operating loss	$(22,748)	$(4,480)	$(4,994)	$(18,911)
Depreciation and amortization	5,826	2,943	6,386	6,234
Selling, general, and administrative expenses	49,026	18,715	42,786	38,103

Care margin	$32,104	$17,178	$44,178	$25,426

Adjusted EBITDA

We define adjusted EBITDA as net loss excluding depreciation and amortization, acquisition-related expenses, interest income, interest expense, income taxes, expenses related to this offering, and fair value changes related to contingent consideration. In the future, adjustments may also include certain items such as share-based compensation. We include adjusted EBITDA in this prospectus because it is an important measure upon which our management assesses and believes investors should assess our operating performance. Adjusted EBITDA also helps illustrate underlying trends in our business and provides a consistent basis to evaluate our historical operating performance basis.

Our definition of adjusted EBITDA may differ from the definition used by other companies. Therefore, comparability may be limited. In addition, other companies may not publish this or similar metrics.

Below is a reconciliation of adjusted EBITDA to net loss provided to our investors and other users of our financial information for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020 and 2019 (in thousands):

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2021	2020	2020	2019
Consolidated net loss	$(23,123)	$(5,241)	$(3,040)	$(19,647)
Depreciation and amortization	5,826	2,943	6,386	6,234
Interest expense, net of interest income	80	169	216	132
Provision for (benefit from) income taxes	295	592	(2,170)	604
Acquisition-related expense	—	—	1,606	—
IPO related costs	3,067	—	—	—
Fair value changes related to contingent consideration	4,914	—	—	—

Adjusted EBITDA	$(8,941)	$(1,537)	$2,998	$(12,677)

Components of Our Consolidated Results of Operations

Revenue

We generate revenue from our clients who purchase comprehensive primary care services for their employees or patients, and their dependents. In general, our clients pay a membership fee in exchange for this access. The pricing model behind the membership fees are either (i) All-in Contracts where fees are PMPM based on the number of patients eligible for membership during the contract period, (ii) All-in Contracts where it is fixed-fee, based on a predetermined contractual rate, (iii) Opt-in PMPM Contracts where fees are PMPM for each eligible member who opts to enroll or (iv) Transparent Pricing Contracts, where certain costs are charged on a line-item basis to the client and additional fees apply for management and other services we provide. We may also generate additional revenue in the form of performance guarantees entered into with some of our clients, which provide for financial incentives when we meet or exceed certain agreed-upon quality of care and utilization standards. In certain performance guarantee arrangements, we owe the client a financial penalty for the failure to meet the agreed upon metrics.

The various pricing models are utilized to determine with respect to each client how its fee is established and what portion of its patient population is entitled to our services. Once that pricing model is established, our revenue for all contract types is recognized in the month in which eligible patients are entitled to receive healthcare benefits. Typically, our clients pay their membership fees on a monthly basis, regardless of contract type. In some instances, our clients pay some direct operational costs associated with the clinic; however, whether we pay those costs directly or our clients pay those costs directly, there is no difference in our net operating cash flow associated with the contract.

The calculation of the number of patients that we have during a particular period is driven by the pricing model. While our operations are impacted by the number of patients we are serving, care margin is established for each contract on a case-by-case basis, not dependent on the pricing model, but dependent upon the location, the staffing, the clinic buildout requirements, and the services to be provided. Regardless of the type of pricing model utilized, the care margin is determined specifically for each client and contract. Because we determine pricing subsequent to determining the clinical cost structure necessary for each client, we are able to obtain similar gross margins regardless of pricing model utilized. While our care margins may vary by customer, our pricing and margin philosophy remain consistent across all of our contracts.

We utilize several different pricing models despite the nature, recognition methodology and collection of the revenue being the same in each of these pricing models. As we continue to scale and evolve our business, these pricing models and the relative significance of each may change in future periods. We do not manage our business according to these pricing models, as these are merely different pricing mechanisms which can be used interchangeably according to each individual client situation. Furthermore, contracts, regardless of pricing structure, are offered and utilized for the same customer base and are centrally implemented, managed and administered by a unified operations team. Financial results are not delineated by pricing model to drive decision-making or to allocate resources, and the associated fees and cash flows are not unique to the individual pricing models.

Revenues and expenses from our centers and clients are consolidated with other centers and clients to determine total profitability. We evaluate care margin at the center level. Client-level economics are not evaluated on a stand-alone basis, as certain non-clinical expenses need to be consolidated to consider overall profitability.

Approximately 95% of our revenue is generated through client contracts with our wholly-owned subsidiaries. In the minority of cases, as dictated by state law, we contract with our client through our affiliated PCs. As noted above, we utilize PCs, which are consolidated for financial reporting purposes as variable interest entities, or VIEs, to employ all of the licensed medical providers. Therefore, in either contracting structure, the revenue is consolidated by Everside.

Cost of Care, Exclusive of Depreciation and Amortization

Cost of care primarily includes provider and support employee-related costs for both on-site and virtual care, occupancy costs, medical supplies, technology costs, and other operating costs. A large portion of these costs are fixed relative to patient utilization of our services, such as occupancy costs and technology costs. As a result, as revenue increases due to an increased number of patients, which can result from, for example, increasing eligibility across a client’s employee base, cost of care as a percentage of revenue typically decreases, as we more efficiently utilize our care teams while still maintaining our low provider-patient ratios. Providers include primary care physicians and advanced practice providers, or APPs. Support employees include medical assistants and nurses. Virtual care includes video visits and other synchronous and asynchronous communications via our portal and mobile application.

We expect cost of care to increase in absolute dollars as we open additional clinics and expand into new markets. Cost of care as a percentage of revenue improves when we are able to provide services to more patients at any particular center without increasing our cost of care or occupational costs.

Selling, General, and Administrative Expenses, Exclusive of Depreciation and Amortization

Selling, general, and administrative expenses include employee-related expenses including salaries and related costs for our employees engaged in marketing and sales, along with our executive, technology infrastructure, finance, legal, and human resources. In addition, selling, general and administrative expenses include all corporate technology and occupancy costs, professional fees, and clinical and quality support.

We expect our selling, general, and administrative expenses to increase in the near term following the closing of this offering due to the additional legal, accounting, insurance, investor relations and other costs that we will incur as a public company, as well as other costs associated with continuing to grow our business. Upon an exit event, such as an IPO, selling, general and administrative expenses will also include share-based compensation expense recorded in the period of IPO based on the service-vested number of equity awards. This amount would be $1.8 million based on the service-vested number of equity awards as of June 30, 2021. Future share-based compensation expense for which service has not yet vested under these awards as of June 30, 2021 would be $12.2 million, which is expected to be recognized over a weighted average period of 3.6 years.

Depreciation and Amortization

Depreciation and amortization expenses consist primarily of depreciation of property and equipment and amortization of our finite-lived intangible assets.

Nonoperating Income (Expense)

Interest Income

Interest income consists of interest earned on our cash positions.

Interest Expense

Interest expense consists of interest costs associated with our credit facilities.

Results of Operations - Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

Our condensed consolidated statements of operations for the six months ended June 30, 2021 and 2020 are presented below (in thousands).

	For the Six Months Ended June 30,
	2021	2020	$ Change	% Change
Revenue	$92,475	$46,735	$45,740	98%
Operating expenses:
Cost of care	60,371	29,557	30,814	104%
Selling, general, and administrative expenses	49,026	18,715	30,311	162%
Depreciation and amortization	5,826	2,943	2,883	98%

Total operating expenses	115,223	51,215	64,008	125%

Operating loss	(22,748)	(4,480)	(18,268)	(408)%
Nonoperating income (expense):
Interest income	14	19	(5)	(26)%
Interest expense	(94)	(188)	94	50%

Total nonoperating expense	(80)	(169)	89	53%

Consolidated net loss before taxes	(22,828)	(4,649)	(18,179)	(391)%
Provision for income taxes	295	592	(297)	(50)%

Consolidated net loss	(23,123)	(5,241)	(17,882)	(341)%
Less: Net loss attributable to noncontrolling interest	(112)	(73)	(39)	(53)%

Net loss attributable to Everside Health	$(23,011)	$(5,168)	$(17,843)	(345)%

The following table presents our operating expenses and operating loss as a percentage of consolidated revenue for the six months ended June 30, 2021 and 2020:

	For the Six Months Ended June 30,
	2021	2020
	% of Revenue	% of Revenue
Revenue	100%	100%
Operating expenses:
Cost of care	65%	63%
Selling, general, and administrative expenses	53%	40%
Depreciation and amortization	6%	6%
Total operating expenses	125%	110%
Operating loss	(25)%	(10)%

Revenue

Revenue increased by $45.7 million, or 98%, from $46.7 million for the six months ended June 30, 2020 to $92.5 million for the six months ended June 30, 2021. The increase in revenue is primarily due to the Acquisition and significant growth in new business, resulting in a 174% increase in total patients. Excluding the Acquisition, revenue increased by $8.0 million, or 17%, from $46.7 million for the six months ended June 30, 2020 to $54.7 million for the six months ended June 30, 2021.

Cost of Care

Cost of care increased by $30.8 million, or 104%, from $29.6 million for the six months ended June 30, 2020 to $60.4 million for the six months ended June 30, 2021. The increase in cost of care is due to the Acquisition and the costs associated with the growth in new business, which was primarily driven due to an increase in total patients. Excluding the Acquisition, cost of care increased by $4.6 million, or 16%, from $29.6 million for the six months ended June 30, 2020 to $34.2 million for the six months ended June 30, 2021.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses accounted for 53% and 40% of our revenue for the six months ended June 30, 2021 and 2020, respectively. Selling, general, and administrative expenses increased $30.3 million, or 162%, from $18.7 million for the six months ended June 30, 2020 to $49.0 million for the six months ended June 30, 2021. This increase was primarily driven by Healthstat selling, general, and administrative expenses of $17.7 million, including $4.9 million of fair value changes related to the contingent consideration. Additionally, the increase is due to incremental investment to support our public company readiness. Specifically, we have incurred higher professional fees including incremental IPO costs of $3.1 million, along with higher payroll-related expenses of $3.7 million and higher software application costs of $1.3 million.

Depreciation and Amortization

Depreciation and amortization increased $2.9 million, or 98%, from $2.9 million for the six months ended June 30, 2020 to $5.8 million for the six months ended June 30, 2021. Depreciation and amortization expense represented 6% and 6% of total revenues for the six months ended June 30, 2021 and 2020, respectively. The increase in depreciation and amortization was primarily due to amortization of Healthstat’s client relationships acquired on November 2, 2020, the investments in clinics, new technology, equipment and other capital expenditures that were purchased to support the continued growth of our business, along with the accelerated amortization of the Paladina tradename as a result of the Company’s re-branding strategy.

Nonoperating Income (Expense)

Interest Income

Interest income remained relatively flat from the six months ended June 30, 2020 compared to the six months ended June 30, 2021.

Interest Expense

Interest expense decreased $0.1 million from the six months ended June 30, 2020 compared to the six months ended June 30, 2021.

Results of Operations - Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Our consolidated statements of operations for the years ended December 31, 2020 and 2019 are presented below (in thousands).

	For the Years Ended December 31,
	2020	2019	$ Change	% Change
Revenue	$113,375	$80,898	$32,477	40%
Operating expenses:
Cost of care	69,197	55,472	13,725	25%
Selling, general, and administrative expenses	42,786	38,103	4,683	12%
Depreciation and amortization	6,386	6,234	152	2%

Total operating expenses	118,369	99,809	18,560	19%

Operating loss	(4,994)	(18,911)	13,917	74%
Nonoperating income (expense):
Interest income	37	32	5	16%
Interest expense	(253)	(164)	(89)	(54)%

Total nonoperating expense	(216)	(132)	(84)	(64)%

Consolidated net loss before taxes	(5,210)	(19,043)	13,833	73%
Provision for (benefit from) income taxes	(2,170)	604	(2,774)	NM

Consolidated net loss	(3,040)	(19,647)	16,607	85%
Less: Net loss attributable to noncontrolling interest	(139)	(60)	(79)	(132)%

Net loss attributable to Everside Health	$(2,901)	$(19,587)	$16,686	85%

NM - Not meaningful

The following table presents our operating expenses and operating loss as a percentage of consolidated revenue for the years ended December 31, 2020 and 2019:

	For the Years Ended December 31,
	2020	2019
	% of Revenue	% of Revenue
Revenue	100%	100%
Operating expenses:
Cost of care	61%	69%
Selling, general, and administrative expenses	38%	47%
Depreciation and amortization	6%	8%
Total operating expenses	104%	123%
Operating loss	(4)%	(23)%

Revenue

Revenue increased by $32.5 million, or 40%, from $80.9 million for the year ended December 31, 2019 to $113.4 million for the year ended December 31, 2020. The increase in revenue is primarily due to the acquisition of Healthstat and significant growth in new business, resulting in a 209% increase in total patients. Revenue also increased due to a $1.8 million change in estimate related to a prior period performance guarantee. Excluding the Acquisition, revenue increased by $19.8 million, or 24%, from $80.9 million for the year ended December 31, 2019 to $100.7 million for the year ended December 31, 2020.

Cost of Care

Cost of care increased by $13.7 million, or 25%, from $55.5 million for the year ended December 31, 2019 to $69.2 million for the year ended December 31, 2020. The increase in cost of care is due to the acquisition of Healthstat and the costs associated with the growth in new business, which was primarily driven due to an increase in total patients in 2020 compared to 2019. Excluding the Acquisition, cost of care increased by $4.7 million, or 9%, from $55.5 million for the year ended December 31, 2019 to $60.3 million for the year ended December 31, 2020.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses accounted for 38% and 47% of our revenue for 2020 and 2019, respectively. Selling, general, and administrative expenses increased $4.7 million, or 12%, from $38.1 million for the year ended December 31, 2019 to $42.8 million for the year ended December 31, 2020. This increase was primarily driven by Healthstat selling, general, and administrative expenses of $3.3 million. Additionally, the increase is due to acquisition-related costs of $1.6 million and increases in other professional fees of $1.2 million and software costs of $1.0 million, partially offset by decreases in travel expenses due to COVID-19 of $1.1 million and payroll-related expenses of $0.7 million.

Depreciation and Amortization

Depreciation and amortization increased $0.2 million, or 2%, from $6.2 million for the year ended December 31, 2019 to $6.4 million for the year ended December 31, 2020. Depreciation and amortization expense represented 6% and 8% of total revenues for the years ended December 31, 2020 and 2019, respectively. The increase in depreciation and amortization was primarily due to new technology, equipment and other capital expenditures that were purchased to support the continued growth of our business.

Nonoperating Income (Expense)

Interest Income

Interest income remained relatively flat from the year ended December 31, 2019 compared to the year ended December 31, 2020.

Interest Expense

Interest expense increased $0.1 million from the year ended December 31, 2019 compared to the year ended December 31, 2020.

Quarterly Results of Operations and Other Data

The following table sets forth our unaudited condensed consolidated statement of operations data for each of the last six quarters from January 1, 2020 through June 30, 2021. The unaudited quarterly statements of operations data set forth below (in thousands) have been prepared on a basis consistent with our audited annual consolidated financial statements included elsewhere in this prospectus and include, in our opinion, all normal recurring adjustments necessary for the fair statement of the results of operations for the periods presented. Our historical quarterly results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020 (1)	March 31, 2021	June 30, 2021
Revenue	$23,028	$23,707	$25,577	$41,063	$45,417	$47,058
Operating expenses:
Cost of care	15,247	14,310	14,748	24,892	29,887	30,484
Selling, general, and administrative expenses	9,707	9,008	9,094	14,977	19,292	29,734
Depreciation and amortization	1,485	1,458	1,406	2,037	2,868	2,958

Total operating expenses	26,439	24,776	25,248	41,906	52,047	63,176
Operating income (loss)	(3,411)	(1,069)	329	(843)	(6,630)	(16,118)
Nonoperating income (expense):
Interest income	10	9	9	9	7	7
Interest expense	(88)	(100)	(41)	(24)	(23)	(71)

Total nonoperating expense	(78)	(91)	(32)	(15)	(16)	(64)
Consolidated net income (loss) before taxes	(3,489)	(1,160)	297	(858)	(6,646)	(16,182)
Provision for (benefit from) income taxes	592	—	21	(2,783)	98	197

Consolidated net income (loss)	(4,081)	(1,160)	276	1,925	(6,744)	(16,379)
Less: Net loss attributable to noncontrolling interest	(34)	(39)	(34)	(32)	(34)	(78)

Net income (loss) attributable to Everside Health	$(4,047)	$(1,121)	$310	$1,957	$(6,710)	$(16,301)

(1)	The acquisition of Healthstat occurred on November 2, 2020.

The following table presents our operating expenses and operating income (loss) as a percentage of consolidated revenue for each of the last six quarters from January 1, 2020 through June 30, 2021.

	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Operating expenses:
Cost of care	66%	60%	58%	61%	66%	65%
Selling, general, and administrative expenses	42%	38%	36%	36%	42%	63%
Depreciation and amortization	6%	6%	5%	5%	6%	6%
Total operating expenses	115%	105%	99%	102%	115%	134%
Operating income (loss)	(15)%	(5)%	1%	(2)%	(15)%	(34)%

Liquidity and Capital Resources

We finance our operations primarily through equity. We expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future due to the investments we intend to continue to make in expanding our operations, in sales and marketing and due to additional general and administrative costs we expect to incur in connection with operating as a public company. Furthermore, attainment of revenue targets as it pertains to the Acquisition-related contingent liability, of which the cash portion was valued at $15.3 million as of June 30, 2021, could result in a significant cash outlay during 2021. As a result, we may be required to seek additional equity or debt financing. Our future capital requirements will depend on many factors, including achievement of our plans to build out new centers, invest in technologies and expansion of sales, marketing and development activities. In the event that additional financing is required from outside sources, we may not be able to raise it on terms that are acceptable to us or at all. If we are unable to raise additional capital as needed, our business and results from operations may be harmed. See “Risk Factors—Risks Related to our Business”. In addition, to support the growth of our business, we may need to incur additional indebtedness or seek new capital through equity and debt financings, which sources of additional capital may not be available to us at acceptable terms or at all.

We have a history of losses and negative cash flows from operations. In addition, we expect to continue to incur operating losses for the foreseeable future as we continue our growth and expansion. As of June 30, 2021, we had cash of $8.6 million. After considering the unused balance on our credit facility and the additional financing available to us in addition to our existing cash on-hand, we have concluded that we will have sufficient working capital to fund operations for at least 12 months from the date of this filing.

Furthermore, we intend to pay down all of our existing debt, discussed below, with the proceeds of this offering. In the event this offering is delayed, we intend to fund future cash requirements through one of the following or a combination thereof: a bridge facility, a new facility, or a private equity raise.

Indebtedness

During 2018, our subsidiary, Everside Health, LLC, or Everside Sub, entered into a credit facility with Comerica Bank. The credit facility is secured by all of Everside Sub’s assets and is composed of three facets: a formula-based revolving line of credit to support working capital, a term loan to support capital expenditures, and a $0.1 million corporate credit card facility to support daily operations. The agreement was amended during 2019, which increased the maximum borrowing amount to $10.0 million each for both the line and the term loan. During 2020, we paid the entire amount due on the revolving line of credit. Interest on outstanding balances is based on the bank’s prime rate plus an applicable spread. At the conclusion of the draw period for the term loan on February 28, 2021, principal and accrued interest are due in monthly installments continuing through February 21, 2024. On March 25, 2021, we further amended the credit facility with Comerica Bank, which increased the maximum borrowing amount to $40.0 million structured as a line of credit. The $2.8 million outstanding on the term loan as of December 31, 2020 was transferred into the amended credit facility.

Interest on outstanding balances is based on the bank’s prime rate plus an applicable spread. The effective interest rate as of June 30, 2021 was 3.75%.

Under the credit facility as amended, we are subject to financial covenants if the aggregate borrowings are equal to or greater than $15.0 million as of the last day of any calendar month upon which Everside Sub is required to maintain a minimum liquidity balance. As of June 30, 2021, there were no covenant violations.

On July 12, 2021, we amended our credit facility with Comerica Bank to increase the formula-based line of credit to $50 million. As of August 26, 2021, the outstanding borrowings under the credit facility totaled $37.4 million, comprised of the $29.6 million used to fund the R-Health Acquisition and the $2.8 million transferred from the term loan into the amended credit facility on March 25, 2021, along with a $2.0 million draw during the second quarter of 2021 and a $3.0 million draw during the third quarter of 2021 to fund working capital needs. We intend to pay down all of this debt with the proceeds of the offering. We have an unused balance of $11.7 million, after adjusting for committed amounts related to letters of credit and our credit card program, under the credit facility as of August 26, 2021.

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020 and 2019 (in thousands):

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2021	2020	2020	2019
Net cash used in operating activities	$(9,857)	$(1,897)	$(982)	$(7,273)
Net cash used in investing activities	(1,922)	(1,174)	(68,521)	(4,469)
Net cash provided by (used in) financing activities	2,000	(4,666)	70,478	6,607

Net increase (decrease) in cash, cash equivalents, and restricted cash	$(9,779)	$(7,737)	$975	$(5,135)

Operating Activities

During the six months ended June 30, 2021, net cash used in operating activities was $9.9 million, compared to $1.9 million for the six months ended June 30, 2020. The increase in cash used in operating activities during the six months ended June 30, 2021 was primarily due to higher professional services and other selling, general and administrative costs.

During the year ended December 31, 2020, net cash used in operating activities was $1.0 million, compared to $7.3 million for the year ended December 31, 2019. In 2020 there was a decrease in the change in working capital driven by higher accounts receivable balances and higher days sales outstanding stemming from the Acquisition and adverse changes in accounts payable and accrued liabilities driven by IT and professional services fees toward the end of 2020.

Investing Activities

During the six months ended June 30, 2021, net cash used in investing activities was $1.9 million, compared to $1.2 million for the six months ended June 30, 2020. The increase in cash used in investing activities is due to increased investments in clinics, new technology, equipment and other capital expenditures that were purchased to support the continued growth of our business.

During the year ended December 31, 2020, net cash used in investing activities was $68.5 million, compared to $4.5 million for the year ended December 31, 2019. The increase in cash used in investing activities is due to the Acquisition.

Financing Activities

During the six months ended June 30, 2021, net cash provided by financing activities was $2.0 million compared to net cash used in financing activities of $4.7 million for the six months ended June 30, 2020. The change was due to net repayments of $4.7 million made on our debt facility during the six months ended June 30, 2020, compared to net borrowings of $2.0 million during the six months ended June 30, 2021.

During the year ended December 31, 2020, net cash provided by financing activities was $70.5 million, compared to $6.6 million for the year ended December 31, 2019. This was driven by increased capital contributions partially offset by net debt repayments of $4.7 million compared to net borrowings of $5.5 million during 2019.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2021.

Contractual Obligations and Commitments

See Note 9. Commitments and Contingencies within our Notes to Condensed Consolidated Financial Statements for our lease commitments for each of the next five years and thereafter.

Critical Accounting Policies and Significant Judgments and Estimates

Our condensed consolidated financial statements and accompanying notes have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience, known trends and events, and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected. For a more detailed description of our significant accounting policies, see Note 2 “Summary of Significant Accounting Policies”, within our Notes to Condensed Consolidated Financial Statements included in this report.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers, or ASC 606, requires companies to exercise more judgment and recognize revenue using a five-step process. We adopted ASC 606 using the modified retrospective method for all contracts effective January 1, 2019 and utilized the portfolio approach to group contracts with similar characteristics and analyzed historical cash collections trends. Under the modified retrospective method, we applied ASC 606 to contracts that were not complete as of January 1, 2019, prior periods were not adjusted. No cumulative effect adjustment in accumulated deficit was recorded as the adoption of ASC 606 did not materially impact our consolidated financial statements or results of operations.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we performed the following five steps: (i) Identify the contract(s) with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; and (v) Recognize revenue as the entity satisfies a performance obligation.

Revenue is generated from fees by our employer and union clients who purchase our Complete Care services for their employees or member, and their dependents. We typically enter into longer-term written contracts with clients for two to five years, most of which are corporate clients, school districts, unions, or government agencies. This revenue is paid primarily to our wholly-owned subsidiaries. In certain situations, including as influenced by statutory regulations, the client contract is held by and the resulting revenue is paid to the PC. Care margin from client contracts is managed in the same manner regardless of the contracting entity; given that the PCs are consolidated under the VIE guidance, this revenue is included in the Company’s consolidated results. The revenue derived from our client is completely separate from and unrelated to the intercompany compensation paid by the PCs to the Company under the management service agreements, which are eliminated upon consolidation.

PMPM Rate

For some of our contracts, we are paid a PMPM rate for each covered individual, or patient, who is attributed by the client to us. We record revenue in the month for which the PMPM rate applies for each patient. The PMPM rate is based on a predetermined monthly contractual rate for each patient regardless of the volume of primary care services provided under the contracts with the client. The PMPM rate varies based on services provided to the clients.

Fixed Rate

For some of our contracts, we are paid a fixed monthly rate for all of the clients’ patients. We record revenue in the month for which the monthly rate applies. The fixed rate is based on a predetermined monthly contractual rate regardless of the volume of primary care services provided under the contracts with our clients.

Transparent Pricing

For some of our contracts, we charge certain costs on a line-item basis and apply additional fees for management and other services we provide; this pricing structure is referred to as transparent pricing. We record revenue in the month the services are rendered to clients’ patients.

Revenue is reported at the amount that reflects the consideration we expect to be entitled in exchange for the provision of our primary care services to our clients. We contract with clients that have a single performance obligation that consists of a series of services for the provision of primary care services for the term of the contract. The majority of our transaction price relates specifically to our efforts to transfer the service for a distinct increment of the series and is recognized as revenue in the month in which patients are entitled to primary care services.

Performance Guarantees

Related to some contracts included in the categories above, we agree to certain performance guarantees, which provide us financial incentives to increase our accountability for the cost, quality and efficiency of the care provided to the population of patients. We are paid the financial incentives when, for a given twelve-month measurement period, our performance on quality of care and utilization meets or exceeds the standards set by the clients as outlined in the contracts and when savings are achieved for healthcare costs associated with the population of client patients. Conversely, in certain arrangements, we owe the client a financial penalty for failure to meeting the agreed upon metrics. We analyze and report to the clients the activities during the measurement period using the agreed upon benchmarks, metrics and performance criteria to determine the appropriate payments.

We estimate the transaction price by analyzing the activities during the relevant time period in contemplation of the agreed upon benchmarks, metrics, performance criteria, and attribution criteria based on those and any other contractually defined factors. Revenue is not recorded until the price can be estimated by us and to the extent that it is probable that a significant reversal will not occur once any uncertainty associated with the variable consideration is subsequently resolved.

Contract Liabilities

Payments received in advance are recorded as deferred revenue. Because all of our performance obligations relate to contracts with a duration of one year or less, we have elected to apply the optional exemption provided in ASC 606-10-50-14(a) and, therefore, we are not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

We make an initial and ongoing evaluation of a client’s creditworthiness and may require payment in advance of the month of coverage. The credit risks assumed by us, and any billed amounts not expected to be collected for services rendered, represent bad debt expense.

Business Combinations

We account for business combinations using the acquisition method of accounting. Under this method, the purchase price of the acquisition, including the fair value of any contingent consideration, is allocated to the assets acquired and liabilities assumed using their acquisition date fair values determined by management.

Management uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, however our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the preliminary purchase price allocation if necessary, with any offsetting amount booked to goodwill. Any adjustments to the purchase price allocation identified after the measurement period are recorded to the consolidated statements of operations.

Acquisition related costs incurred in connection with a business combination are expensed as incurred in selling, general, and administrative expenses within the consolidated statements of operations. If there is acquisition related consideration accounted for as compensation expense, such as retention bonuses, incurred in connection with an acquisition they are included in general and administrative expenses within the consolidated statements of operations.

In circumstances where an acquisition involves a contingent consideration arrangement classified as a liability, we recognize a liability related to the fair value of the contingent consideration as of the acquisition date. The fair value of the contingent consideration is determined using the present value of the payments expected to be made as of the measurement date. This liability is remeasured each reporting period and changes in the fair value is presented as contingent consideration within the consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of consideration paid over the fair value of net assets acquired through business acquisitions. Intangible assets consist of client relationships and trade names acquired through business acquisitions.

Goodwill is not amortized, but is tested for impairment at least annually (October 1st), or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability. These triggering events or circumstances include a significant change in the business climate, legal factors, operating performance indicators, competition, sale, disposition of a significant portion of the business, or other factors.

ASC Topic 350, Intangibles—Goodwill and Other, or ASC 350, allows entities to first use a qualitative approach to test goodwill for impairment. If, after assessing qualitative factors, we believe that it is more likely than not that the fair value of the reporting unit is less than its carrying value, we perform a quantitative test. We perform the quantitative goodwill impairment test by comparing the fair value of the reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, we recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. There were no goodwill impairments recorded during the six months ended June 30, 2021 or for the years ended December 31, 2020 and 2019.

Intangible assets subject to amortization include client relationships and trade names acquired as part of business combinations. Our intangible assets are amortized on a straight-line basis over their estimated useful lives, generally one year for tradenames and ranging from 8 to 12 years for client relationships. All intangible assets subject to amortization are reviewed for impairment in accordance with ASC Topic 360, Property, Plant and Equipment. There were no intangible asset impairments recorded during the six months ended June 30, 2021 and 2020 or for the years ended December 31, 2020 and 2019.

The determination of fair values and useful lives requires us to make significant estimates and assumptions relating to future cash flows, including our interpretation of current economic factors and industry data, and assumptions about our strategic plans with regards to our operations.

Equity-Based Compensation

In 2018, Everside Health Holdings, LLC, or Holdings, entered into its Amended and Restated Limited Liability Company Agreement, which provided for the ability to issue value units as incentive equity awards to our employees and service providers (including our directors), and established the rules and procedures for issuing such awards, referred to as the Incentive Plan. Awards of value units under the Incentive Plan generally vest over a four-year period, provided that the recipient continues to be employed by or provide services to us throughout that period. Upon vesting, the holders of value units are entitled to receive distributions from Holdings, if and to the extent declared by the board of directors upon an exit event or other distribution, provided that such distributions, in the aggregate, exceed the applicable thresholds set forth in the Holdings’ Amended and Restated Limited Liability Company Agreement for the applicable class of value units.

Compensation expense for the unit awards granted is based on the fair value of the unit award at the time of the grant. However, as the performance condition was not probable of being met, no equity-based compensation expense was recorded for the six months ended June 30, 2021 or 2020 or for the years ended December 31, 2020 and 2019. Upon an IPO, the compensation expense recorded in the period of IPO based on the service-vested number of awards at that time and the awards not yet service vested would be expensed over the future service vesting period.

In connection with the Corporate Reorganization, immediately prior to the consummation of this offering, all holders of outstanding value units will receive shares of common stock and/or restricted common stock of Everside Health Group, Inc. See “Corporate Reorganization.”

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The JOBS Act provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies until required by private company accounting standards.

Recent Accounting Pronouncements

For a description of recently issued accounting pronouncements, see Note 2, Significant Accounting Policies, within the Notes to Condensed Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We had cash and cash equivalents of $8.6 million and $18.4 million as of June 30, 2021 and December 31, 2020, respectively, consisting of cash on deposit and money market funds for working capital purposes.

During 2018, Everside Sub entered into a credit facility with Comerica Bank, which was amended on March 25, 2021 and further amended on July 12, 2021. Under this amendment, we are subject to financial covenants if the aggregate borrowings are equal to or greater than $15 million as of the last day of any calendar month upon which we are required to maintain minimum liquidity balances as defined by the agreement. Furthermore, the July 12, 2021 amendment includes a financial covenant that the first proceeds received from an equity event be used to repay outstanding borrowings. At June 30, 2021, there were no covenant violations. The effective interest rate was 3.75% and 3.25% at June 30, 2021 and 2020, respectively.

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our cash and cash equivalents, short-term marketable securities and debt are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value negatively impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may be lower than expected due to changes in interest rates or we may suffer loss of principal if we are forced to sell securities that decline in market value due to changes in interest rates.

We do not believe that an increase or decrease of interest rates of 100 basis points would have a material impact to our business or our results of operations.

A letter from our CEO | We founded Everside Health with a shared belief that everyone has the right to affordable healthcare. We put this belief into action by empowering patients in our care to live their healthiest lives via a personalized, low-cost and tech-driven healthcare experience. Our values include courage, community, fun, and ingenuity, but we are intentional in starting our values with patients first. We know that if we take care of our patients and provide the best clinical care, the rest will take care of itself. | The people at the heart of our business are care-obsessed professionals intent on transforming the U.S. healthcare system. Our collective goal is to improve millions of lives by providing accessible primary care that aligns incentives to patients, physicians and benefit providers at lower costs. | Everside Health was formed through the combination of three leading direct primary care providersPaladina, Healthstat, and Activateand while the brand name may be new, our legacy, experience and passion for what we do is not. As weve grown our business, we have endeavored to consistently be patient-focused, care-obsessed and technology-driven, making Everside Health the company it is today. | My personal passion for care was instilled from a young age by my philanthropic parents and by my grandfather, who was a bricklayer and active member of the local union. His pride and dedication to his trade left a lasting impression. We partner with unions and Taft-Hartleys across the country to help positively impact the lives of these members, and I know my grandfather would be very proud of the work we are doing for these communities. | Over the years, we have received stories from patients who are immensely grateful for the incredible care they have received, including the life-changing and vital diagnosesmany of which may have prolonged their livesand from our providers who truly enjoy their profession because they are able to spend more quality time with their patients. These stories are what fuel our work forward and deepen our dedication to our vision to build the most trusted, accessible, personalized healthcare experience alongside our patients and clients. | Thank you to the hundreds of our employees who have worked tirelessly to get us to this point in our journey, to our clients who have partnered with us to serve their employees, and to our patients who have trusted us to help them achieve better health outcomes for themselves and their families. | We appreciate your interest and support for Everside Health and look forward to continuing this journey together. | With gratitude, | Chris Miller | CEO of Everside Health Group, Inc.

Coast-to-coast access.
Onsite. Nearsite.
Virtual care everywhere.

Headquarters
Denver, CO
WA
OR
CA
NV
CO
KS
OK
TX
MN
IA
MO
AR
LA
MS
WI
IL
MI
IN
OH
KY
TN
WV
VA
NC
SC
GA
FL
PA
NY
NJ
CT
DE
MD

340+
health centers across the U.S.

33
states with an Everside presence

140+
U.S. markets

Note: As of June 30, 2021

Coast-to-coast access. Onsite. Nearsite. Virtual care everywhere. WA | OR | NV | CA | CO | MN | WI | IA | MI | IL | MO | KS | OK | TX | AR | LA | MS | TN | KY | IN | OH | WV | NY | PA | VA | NC | SC | GA | FL | CT | NJ | DE | MD | Headquarters | Denver, CO | 340+ health centers | across the U.S. | 33 states with an Everside presence | 140+ U.S. markets

My patient came in for a routine physical. After discussing lifestyle, I ordered labs, and they returned with some abnormalities. We discussed what I thought his diagnosis would be: Smoldering multiple myeloma. | We scheduled him to see Seattle Cancer Care Alliance, and I called him after to follow up. He thanked me for the care we provided, and said his oncologist was impressed with Everside Health for digging deeper. Since his diagnosis, Ive had several of his fellow police officers reach out to thank me for saving their buddys life. | Everside Health Provider | I had suffered for a long time with the same issueabdominal pain, nausea, vomitingand it was becoming quite severe. My previous experience with other doctors was a lot of waiting, only for them to brush it off. | When I went to the Everside Health clinic, the doctor diagnosed a gallbladder issue and scheduled the necessary procedures right away, discussing every part art of the process. | Im now able to eat normally and live my life. It was as simple as a light switch for me: my life went from darkness to light and my doctor made that possible. | Everside Health Patient

"I had a patient who had not seen a primary care doctor in years. He came in because of an uncomfortable swelling of his left elbow, I was able to address his elbow concern, and because of his positive interaction, he decided to schedule a follow-up for a wellness visit. In that follow-up, we discovered that he has chronic hepatitis. The patient is extremely grateful that we were able to start treatment before it caused any complications." Everside Health Provider

"Our Everside health centers are viewed by employees and managers as the best benefit our company offers." VP of Human Resources Manufacturing company everside HEALTHTM Platform Patient Focused We know our patients and provide a convenient and comprehensive solution to offer personalized care Care Obsessed Webelieve great care is driven by patient engagement and drives health outcomes Technology Driven Our data-driven technology enables better engagement, proactive care, and improved health outcomes

BUSINESS

Overview

At Everside Health, our mission is to enable patients in our care to live their healthiest lives. Our vision is to build the most trusted, accessible and personalized healthcare experience alongside our patients and clients.

We are a patient-focused, care-obsessed, technology-driven primary care platform with frictionless in-person and virtual care. We listen to our clients and offer them tailored solutions to deliver accessible, high quality care and lower healthcare costs for our patients and clients. We provide our patients with a differentiated experience because we believe that engaging patients in their care is key to both improving health outcomes and delivering healthcare cost savings. We are disrupting healthcare by addressing the unmet needs of key stakeholders, including patients, providers and our clients, which are primarily self-funded employers and labor unions. As of June 30, 2021, we operate more than 340 centers, across over 140 U.S. markets and 33 states, as presented in the map in Figure 1 below, serving over 300 clients and caring for over 530,000 patients. Of our centers, we lease approximately 20% of the centers and our clients lease or own approximately 80% of the centers.

The current U.S. healthcare system is a source of constant frustration for key stakeholders. The lack of seamless access to primary care is a key source of this frustration and a key driver of costs.

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Patients. Patients are generally dissatisfied with their overall healthcare experience. This is fundamentally due to difficulties securing appointments in a reasonable time frame, long wait times and short, impersonal interactions with their provider, limited care coordination across clinical settings, inconvenient locations, and lack of transparent pricing and billing.

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Providers. PCPs have among the highest burnout rate in the medical field, caused in part by extensive administrative burdens, large patient panel sizes, lack of time for meaningful relationship building and a fee-for-service (FFS) reimbursement model that promotes volume-based care and discourages proactive preventive care.

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Clients. Employers and other self-funded plan sponsors are generally frustrated by rising annual health benefit costs, fragmented point solutions and limited provider access for their employees. Self-funded clients seek to reduce absenteeism, enhance employee engagement, increase employee productivity, increase employee retention and produce better health outcomes while reducing the cost of healthcare for their employees.

Our company has developed innovative, data-driven solutions to improve patient experience, address provider burnout, and tackle the rising healthcare costs facing employers. We believe that patient care should be empowered by data, and we have invested heavily in a scalable, secure and cost-efficient technology platform, Everside 360TM. This enables us to provide our longitudinal, holistic care model, an omnichannel approach to in-person and virtual care, and transparent results for our clients. Our Complete Care Solution, is a comprehensive, technology-enabled primary care delivery solution that delivers results for our patients, our providers and our clients. Our solution is supplemental to traditional health insurance. Employers choose to offer our services to their employees and dependents as an add-on benefit in addition to their health insurance to provide better access to care and to reduce the total cost of health care.

The majority of our clients are self-funded employers and labor unions that are looking to control their rising healthcare costs. Our key market focus includes state governments, school districts and manufacturers who are typically sensitive to their increasing spend on healthcare claims. We typically enter into 2-5 year contracts with our clients where we receive a value-based, recurring revenue payment to serve all of their eligible employees and dependents, which we define as our patients. A key component to our client sales strategy is forecasting a client’s return on investment, or ROI, with Everside by analyzing each client’s historical healthcare spend and using actuarial analytics to forecast our ability to reduce the total cost of care for our clients. Notably, the Everside primary care solution yields savings in all categories of healthcare spend, including, but not limited to, diagnostic imaging, inpatient admissions, pharmacy, emergency department visits and specialist consults. We are committed to delivering these cost savings results, and we report back to our clients the comparison of their actual savings against our projections. In a study that included over 80 clients and 170,000 patients, our model, which is based on internal projections and inclusive of our acquisitions of Activate and Healthstat, reduced healthcare cost inflation to under 1.5% per year and delivered average gross savings of 17% over 3 years, 31% by year 5 and 40% by year 7. This healthcare cost inflation is calculated by looking at the average increase in total medical expense, on a per member per month basis, across our clients year-by-year. We calculate gross savings by establishing a baseline benchmark spend on a per member per month basis in the year prior to the start of our providing services for each client; calculating the actual per member per month costs for each subsequent year to represent actual costs for each client and creating a projection of what costs would have been without our services each year for each client, which we do by utilizing independently published inflation benchmarks for commercial populations health costs. In addition, we adjust for client benefit plan design changes and other extraneous factors not attributable to the services we provide. The difference between our projection of expected healthcare cost in each year compared to actual healthcare cost represents the estimated savings. We then calculate the percentage difference between the actual costs and the projected costs, which we call the gross savings. We do this while earning a Net Promoter Score of 85 from our patients. Our ability to drive reductions in the total cost of care while offering what we believe is a superior patient experience creates strong alignment, and a true partnership, between Everside and our clients. We believe this approach, which focuses on the central needs of our clients, is a key driver of our over 95% net revenue retention rate, which is calculated based on the annual percentage of clients that continue with us from one year to the next. The retention measure is a 3-year weighted average from 2018 to 2020. Although we were incorporated in 2018, our calculation is inclusive of businesses we acquired that were independently founded in 2011, 2009 and 2001. Among the key drivers of the high retention rate annually are the multi-year contracts and the strong service and results we deliver to clients.

We offer a differentiated patient experience with a technology-driven patient engagement strategy. We recognize that motivating patients to proactively engage in their health is the key to driving reductions in the total cost of care. Engagement is important because employees and dependents have a choice of what provider they see, and we believe that by creating an accessible, differentiated experience, patients will choose to engage with us for their primary care. Our model addresses the financial barriers to proactive healthcare, with a predictable, fully transparent pricing model for our clients that enables our patients to access dependable care without additional out-of-pocket costs, helping to build trust, loyalty and patient engagement. In many of our centers, we do not charge copays or fees to our patients, including for prescriptions, and there are no charges billed to a patient’s insurance for provider services. We use sophisticated algorithms to risk stratify our patients based on historical claims and clinical information. We combine this information with our digital outreach model to create highly targeted patient outreach journeys to appropriately engage patients across the risk continuum. We define a patient outreach journey as a personalized series of engagements across multiple modalities to drive a specific outcome for each patient.

Our Complete Care Solution creates a low-cost, high-touch patient experience allowing us to deliver excellent results for our key stakeholders.

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Patients. Inspired by our mission, we have reinvented the patient experience, including 24/7 patient access to their primary care team, frictionless scheduling, short wait times and longer patient visits in a convenient care setting, both in-person and virtually. We deliver a convenient and comprehensive solution to our patients, allowing them to receive services for primary care, laboratory, medication dispensing, and ancillary services like behavioral health and occupational health services at an on-site or near-site center location. This has resulted in an average NPS score, of 85 over the twelve months ended June 30, 2021, as opposed to primary care providers that average single-digit NPS score. The NPS score is a widely used metric that measures customer satisfaction and loyalty by asking respondents to rate the likelihood they would recommend a company or service. After primary care visits, members are sent a survey to assess satisfaction and their likeliness to recommend our services to others. Respondents give a rating between 0 (not at all likely) and 10 (extremely likely) and, depending on their response, they fall into one of three categories:

•	Promoters respond with a score of 9 or 10 and are typically loyal and enthusiastic patients.

•	Passives respond with a score of 7 or 8. They are satisfied with the service but not happy enough to be considered promoters.

•	Detractors respond with a score of 0 to 6. They are unhappy patients who are unlikely to engage again and may even discourage others from engaging with us.

The NPS score is calculated by subtracting the percentage of Detractors from the percentage of Promoters. The percentage of Detractors is equal to the number of Detractors divided by the number of total respondents. The percentage of Promoters is equal to the number of Promoters divided by the number of total respondents. In addition, we have demonstrated the ability to deliver high quality care; for example, by exceeding the 90th percentile thresholds for multiple important screening measures, such as colorectal cancer screening and hypertension, as set by HEDIS such as diabetic blood pressure control and hypertension control.

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Providers. We believe that if our PCPs are given the appropriate time, tools and support, they can effectively manage a majority of the typical patient’s health needs, and thereby, significantly impact a patient’s healthcare spend while improving their outcomes. Our providers typically have smaller patient panels averaging 885 patients relative to the traditional fee-for-service patient panel, which average approximately 2,200 and exceed 3,000 patients. This allows our PCPs to see our patients more frequently, averaging 3.6 visits per year versus an average of approximately 1.3 primary care visits for adults nationally, and spend more time with their patients, with an average visit scheduled for 28.1 minutes, which is 67% longer than the national average of 16.2 minutes. Comprehensive appointments can last 60-90 minutes or more. By spending more time with patients, PCPs can develop personalized care plans and perform procedures which would otherwise be sent to urgent care centers or emergency rooms. In addition, our value-based PMPM pricing model means our providers do not have to manage the complexities of coding and billing. We aim to reduce provider burnout, increase provider retention, improve speed to provider recruitment, and drive higher clinician satisfaction to make us the employer of choice for PCPs.

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Clients. Our business model creates direct financial alignment with our clients. Our value-based payment model means that we are rewarded when we deliver quality outcomes and cost savings to our clients. This sets us apart from fee-for-service providers who benefit financially when employers and patients pay more for additional services. In addition, we believe we drive improved employee satisfaction and productivity, lower absenteeism and deliver better healthcare outcomes. As a result of our Complete Care Solution, 75% of patients who responded to our survey say their opinion of their employer has improved with access to our comprehensive healthcare services. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements with clients. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “How has access to Everside Health and the services they offer impacted your opinion of your employer?” Patients may select one of the following options: “Negatively Impacted, No Change, Somewhat Improved, Significantly Improved, Not Applicable.” In the 12 month period ending June 30, 2021, of the 4,080 responses (which excludes “Not Applicable” responses), 3,075 patients selected “Somewhat Improved” or “Significantly Improved” resulting in a calculation of 75% of respondents indicating that their opinion of their employer has improved with access to Everside’s services. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services. We typically are able to provide our clients 15-25% total cost of care savings within 3-5 years and some clients experience savings of 40% or more within 7 years.

We believe that our business model is highly scalable due to our ability to open new centers in 4-6 months with modest required capital investments and our ability to efficiently deploy our centers in multiple geographic settings. A typical new health center costs approximately $150,000 to $500,000 to open and can be funded by Everside or by the client. Because of the low startup costs and predictable volume from the client’s employees, our typical payback period is within the first year of opening a new health center. Our model allows us to create de novo centers and to customize to client size and demographics, allowing us to open in any geographic area, regardless of population density. We serve both metropolitan areas and rural areas, and augment with virtual capabilities to efficiently and effectively extend our reach. We are physically present in over 140 U.S. markets today. As of June 30, 2021, we had over 340 health centers in 33 states. In addition, we serve over 300 clients, and no client represented more than 10% of actual revenues or more than 6% of pro forma combined revenues for 2020. For the twelve months ended December 31, 2020, we grew our patients by approximately 209% from 166,970 at December 31, 2019 to 516,364 at December 31, 2020.

Figure 1

We are engaged in the management and operation of direct primary care clinics and across all states, we utilize PCs to employ, or have independent contractor relationships with, licensed providers with the qualifications, expertise, and experience to provide medical services through the clinics.

The PCs are formed with the primary purpose to operate as a physician group practice in line with applicable state rules and regulations, including the corporate practice of medicine. Client contracts are generally held by the Company’s operating subsidiaries, except in the states that prohibit the corporate practice of medicine. In those states, our client contracts are held by the PCs. We and the PCs typically enter into a Professional Services Agreement, or PSA, which requires the PCs to provide healthcare services exclusively on our behalf. In conjunction with the PSA, the PCs enter into a Management Services Agreement, or MSA, with us, whereby we provide certain management services to the PCs. We do not own any of the PCs, rather they are owned by a sole shareholder, our Chief Medical Officer. However, the PCs are consolidated by us. The Company files a consolidated tax return on behalf of itself and the PCs.

For financial reporting purposes, we consolidate the PCs as entities in which we have a controlling financial interest based on either the variable interest model or voting interest model. We are required to first apply the variable interest model to determine whether we hold a variable interest in an entity, and if so, whether the entity is a variable interest entity. If we determine we do not hold a variable interest in a VIE, we then apply the voting interest model. Under the voting interest model, we consolidate an entity when we hold a majority voting interest in an entity.

An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support,

(b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity’s expected losses or right to receive the entity’s expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

We consolidate all VIEs for which we are the primary beneficiary. An entity is determined to be the primary beneficiary if it holds a controlling financial interest, which is defined as having (a) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.

We determined that all entities subject to the consolidation guidance are VIEs for which we are the primary beneficiary. Currently, we have 4 PCs in our organizational structure, all of which have been determined to be VIEs.

We have experienced both strong organic and inorganic revenue growth since inception. Revenue increased approximately 40% from $81 million for the year ended December 31, 2019 to $113 million for the year ended December 31, 2020. Organic revenue, which excludes revenue from our recent Acquisition, increased approximately 24% from $81 million for the year ended December 31, 2019 to $101 million for the year ended December 31, 2020. Consolidated net loss decreased from $20 million for the year ended December 31, 2019 to $3 million for the year ended December 31, 2020. Care margin increased from $25 million for the year ended December 31, 2019 to $44 million for the year ended December 31, 2020. Adjusted EBITDA increased from negative $13 million for the year ended December 31, 2019 to positive $3 million for the year ended December 31, 2020. Care margin and Adjusted EBITDA are supplemental measures that are not calculated in accordance with GAAP. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures” for additional information and a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.

Industry Challenges and Our Market Opportunity

Industry Challenges

The current United States healthcare system has significant inefficiencies, presenting key stakeholders with several major challenges: (i) patients that lack access to high-quality, cost-effective care that is provided at the appropriate site of care, (ii) providers that lack the flexibility, autonomy and financial incentives to deliver clinically-effective, value-based care and (iii) employers, labor unions and health plans that lack effective means to control healthcare costs while improving access for their patients and beneficiaries. As a result, healthcare spending continues to rise nationwide.

Healthcare spending in the United States reached nearly $3.8 trillion in 2019, according to CMS, representing approximately 18% of total GDP. In 2019, healthcare spending in the United States represented 17% of GDP, compared to 8.6% average for Organisation of Economic Cooperation and Development, or OECD countries, or over $10,000 per capita in the United States, approximately 2.5 times greater than the average OECD country. Despite spending more than double the average OECD country per capita spend, the United States experiences below average health outcomes, including measures of life expectancy, quality of primary care and quality of acute care. We believe that a principal reason for this is the current underinvestment in primary care within today’s United States healthcare system.

The current fee-for-service reimbursement model in the United States traditionally rewards high volumes of specialty-based care, while limiting the reimbursement for preventative services delivered by primary care. Highlighting this, the United States on average, currently spends only 5-7% of its healthcare dollars on primary care in contrast to the 14% spent by other OECD nations, according to a 2019 Patient-Centered Primary Care Collaborative report. In addition, according to studies from Oregon’s Patient-Centered Primary Care Home, or PCPCH, program, for every $1 spent on primary care, an estimated $13 is saved on costs in specialty care, inpatient care and emergency care.

As a direct result of the aforementioned underinvestment in the United States in primary care, typical PCPs are forced to make difficult clinical decisions in a complex fee-for-service payment environment. Examples of these inherent conflicts and limitations include:

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Legacy financial models that do not adequately reimburse providers for time spent coordinating care with other treating providers, performing medication management, or engaging directly with the patient outside of regularly scheduled office visits. We believe these are critical components when promoting positive health outcomes and lowering costs.

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Time limitations that hinder a provider’s ability to make more complex diagnoses (often prompting unwarranted, unnecessary referrals to specialty care) or addressing underlying health conditions such as chronic disease and behavioral health concerns.

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Large patient panel sizes and increasing administrative requirements that divert providers from clinical duties, reduce the availability and accessibility of providers to their patients and ultimately lead to provider burnout.

•	A trend of hospitals acquiring independent physicians. Healthcare systems often hire PCPs to drive more volume to their specialists and other clinical settings, which further increases costs.

In addition to the unmet needs of the patient, employers are continuing to face increasing costs even as overall patient access to care has declined. For both employers and employees, annual health benefit costs are at all-time highs, exceeding $21,000 per family in 2020 with employee contributions also reaching record highs of more than $5,500 per family representing an increase of 111% over the last decade, according to KFF. Ninety-six percent of employers say health benefit costs are excessive. Eighty-seven percent of employers say that within the next five years the cost of providing health benefits will become unsustainable.

Despite these increased costs for both the employer and the employee, the typical patient wait in 2017 was approximately 29 days to see a family medicine practitioner, an increase of 50% over the prior 4 years, according to a recent Merritt Hawkins survey of the 15 largest U.S. metropolitan areas. In middle-size markets, this wait time increases to 56 days. Worse yet, as of 2019, approximately 84 million people in the United States lack access to a PCP. Furthermore, 44% of patients do not go to their physician because of cost.

We believe that investing in primary care will improve the quality of care and reduce overall costs. The traditional primary care fee-for-service model has driven employers to seek out innovative primary care solutions to keep their employees healthy while also reducing healthcare costs. A number of digital health solutions have entered the marketplace to address this market need, however 59% of patients surveyed said they prefer in-person visits and an additional 22% preferred a combination of in-person and digital for routine care. Digital-only solutions will not meet patient demand for access to primary care.

The current state of the United States healthcare system leaves key stakeholders with a sense of growing frustration. We believe that these unmet needs represent a significant opportunity for Everside.

Our Market Opportunity

We have designed the Everside Health Platform to address the existing frustrations and unmet needs of our key stakeholders. We are attempting to disrupt the current healthcare system through our:

•	Seamless, omnichannel Complete Care Solution via a combination of conveniently located in-person centers and virtual access utilizing Everside Everywhere TM, our portal and mobile application

•	More than 340 conveniently located health centers across 33 states offering same-day and next-day patient access

•	Patient-centric and easy-to-use technology platform to message care teams, schedule visits, request refills and access records

•	Attractive care model for primary care providers, reducing administrative burden over traditional fee-for-service settings

•	Deepening the provider-patient relationship with our small panel sizes, longer patient appointments, coordinated care plans and 24/7 accessibility

•	PMPM-based payment model that fosters a predictable expense for our clients, offset by predictable, demonstrable financial savings in total healthcare costs

•	Successful direct-to-employer model, with over 95% net revenue retention rate

•	Market leadership within employer segment, a component of the market with increasing sensitivity to the ongoing healthcare cost inflation

•	Close alignment with labor unions and Taft-Hartley plans to meet this market segment’s unique needs

•	Partnerships with payers and health systems to extend our value-based model to additional patients

•	Proven ability to acquire and integrate companies that align with our mission and values

We believe that our targeted total addressable market is both large and growing rapidly. Employer-sponsored commercial health insurance is the largest source of benefit coverage in the United States, comprising 157 million people, according to a 2019 KFF report. Our total addressable market includes the commercial, self-insured primary care market and ancillary services we offer like behavioral and occupational healthcare. As of 2019, the commercial (i) primary care market was approximately $91 billion, (ii) behavioral health market was approximately $34 billion and (iii) occupational health market was approximately $7 billion. This represented an aggregated total commercial market of $132 billion of which KFF estimates approximately 67%, or $88 billion, is represented by self-funded plan sponsors. One segment of self-funded plan sponsors we are uniquely positioned to serve are labor unions and Taft-Hartley plan sponsors, which we estimate represents approximately 10 million participants and in turn an estimated $12 billion. As we continue to add services and contemplate risk-bearing contracts, our total addressable market could eventually encompass the total commercial self-funded market, representing an estimated $655 billion in 2019. We view this as our long-term total addressable market given our model’s ability to impact the total cost of healthcare for our commercial plan sponsor clients. This market is expected to grow as employers continue trends of taking on more self-funded risk arrangements and employers subsequently seek solutions to reduce their overall costs.

We believe and expect our market share within our total addressable market to grow considerably as we further expand into new geographies and expand our suite of service offerings. Furthermore, we believe we have the potential to expand upon the total addressable market by applying our model to adjacent markets, such as the fully insured small group employer market and the retiree market.

The Everside Health Platform

We believe the Everside Health Platform is redefining primary care by executing on a model that is (i) Patient-focused, (ii) Care-obsessed and (iii) Technology-driven.

We are Patient-focused

Every aspect of our model has been designed to create a differentiated patient experience, resulting in an NPS score of 85.

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We Know Our Patients. The entire Everside Health Platform is built based upon our belief in the value of the provider-patient relationship. With Everside, patients get true continuity of care with both in-person or virtual care access to their personal PCP rather than an anonymous bank of virtual doctors. Our providers typically have smaller patient panels, averaging 885 patients relative to the traditional fee-for-service patient panel, which average approximately 2,200 and exceed 3,000 patients. This allows our providers to see our patients more frequently, averaging 3.6 visits per year versus an average of approximately 1.3 visits for adults nationally, and spend more time with their patients, with an average visit scheduled for 28.1 minutes, which is 67% longer than the national average of 16.2 minutes. Longer visit times with a consistent provider cultivates trusting, long-term relationships, and more engagement in one’s healthcare. Through longer visit times, we get to know our patients better, listening to each patient’s unique challenges and goals, an important factor for their healthcare journey. Everside providers stay by our patients’ sides when they need to access the rest of the healthcare system, being there to help them navigate the complex healthcare system and coordinate their care. In the past 12 months, 96% of patients who responded to our survey are satisfied with the level of trust they have with their Everside provider. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements with clients. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “Thinking back to all your experiences with Everside Health, how satisfied are you in the following areas: Level of trust with your provider?” Patients may select one of the following options: “Very Dissatisfied, Dissatisfied, Neutral, Satisfied, Very Satisfied, Not Applicable.” In the 12 month period ending June 30, 2021, of the 4,788 patients that responded to the survey (which excludes “Not Applicable” responses) 4,609 patients selected “Very Satisfied” or “Satisfied”, resulting in a calculation of 96% of respondents indicating they were satisfied with the level of trust they have with their Everside provider. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services.

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We Provide One Convenient Solution. We pride ourselves on providing multiple common healthcare services for members, including primary care, labs, occupational health and outpatient mental health, and therefore provide a broad range of primary care services both in-person and virtually as part of our Complete Care Solution. We typically dispense generic medications, draw bloodwork and offer vaccines in-office. Our comprehensive healthcare services offerings also include wellness programs, occupational health, chronic condition management, behavioral health, physical therapy and musculoskeletal health solutions. Because we spend more time at each visit with our patients, we are able to treat many conditions and perform minor procedures directly in our locations. This minimizes the potential for a fragmented care journey and improves the patient experience, and as a result, our patients have a reduced need for externally delivered higher cost specialist care, urgent care, emergency department visits or hospitalizations.

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We Personalize Patient Care. We take a highly active approach to partnership with our patients to enable them to engage in their own care. Our providers work collaboratively with patients to create a personalized care plan to reach their health goals and we can tailor these based on their individual health risk. We use the Johns Hopkins ACG System, biometric screenings and Health Risk Assessments, or HRAs, to segment our patients based on clinical risk and utilization. High Risk patients, who often have multiple chronic conditions, typically receive more intensive care, average 5 PCP visits per year, personalized care plans and care coordination. Our Moderate Risk patients, who often have one or more chronic conditions, work with our care teams to avoid unnecessary spending and to avoid escalating into High Risk segmentation through wellness programs, disease management, tele-visits, and nutrition coaching and see our PCPs on average 4 times per year. Our Low Risk patients, who typically have no chronic conditions, work with our digital tools and care teams toward a preventative and healthy lifestyle through annual wellness exams and continued education, nutrition and lifestyle counseling and still engage with their PCP more than 3 times per year on average. In addition, before each visit, our providers have access to a care gap checklist, personalized for each of their patients, to prompt preventive care. So even if a patient comes in for a specific issue, their provider will be thinking holistically about how they can best treat the whole patient.

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We Make Access Easy. We provide our patients with 24/7 omnichannel access to convenient and robust care. Patients can receive care at their worksite, close to home in a near-site center, or virtually on our easy-to-use mobile application. Patients have access to same-day and next-day appointments, so they can receive care quickly and conveniently for themselves and their family. If a patient prefers, we also provide a similar level of care virtually (via video, phone, or secure messaging), and supplement care team communications via a seamless care collaboration system. Our patients can schedule in-person and virtual visits, message providers, access records, and request prescription refills through Everside Everywhere TM, our user-friendly portal and mobile application. Ninety-six percent of our patients who responded to our survey indicate that they are satisfied with their ability to access their provider. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “Thinking back to all your experiences with Everside Health, how satisfied are you in the following areas: Ability to access your provider?” Patients may select one of the following options: “Very Dissatisfied, Dissatisfied, Neutral, Satisfied, Very Satisfied, Not Applicable.” In the 12 month period ending June 30, 2021, of the 4,752 patients that responded to the survey (which excludes “Not Applicable” responses) 4,581 patients selected “Very Satisfied” or “Satisfied”, resulting in a calculation of 96% of respondents indicating they were satisfied with their ability to access their Everside provider. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services.

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We Make Great Care Affordable. Our goal is to provide our patients with a low-cost, high-touch approach that empowers them to engage in their own care with Everside as their partner. Our services are usually delivered at no cost to the patient, with copays only applying to non-preventative services for patients with Health Savings Accounts, or HSAs, enrolled in qualified HDHPs. We believe that cost should never be a barrier to care.

We are Care Obsessed

We believe that a strong primary care platform is the key to driving better health outcomes. By providing the highest level of primary care, we enable the PCP to coordinate a highly integrated suite of offerings. Our Complete Care Solution is based on five core tenets:

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We Support the Primary Care Provider. We provide PCPs the time, tools and support to effectively manage more care, more efficiently. Against the backdrop of the current fee-for-service payment model, where providers are incentivized to conduct short visits and refer more care to high-cost specialists, we offer longer visit times and smaller patient panels. This allows our providers to get to know their patients’ medical history, concerns and goals, and to better manage medications. It also allows them to follow up with patients to increase adherence to their personalized care plans. We supply our PCPs with multiple tools to minimize burdensome administrative tasks and to enhance care decisions. With this suite of tools, a care team to coordinate referrals and follow-ups, and onsite labs and pharmacy dispensing, our PCPs are able to efficiently oversee all of the patient’s care.

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We Focus on Engagement. Through strategic alignment with our clients, we delivered an average of 65% engagement of our adult patients on an annual basis across the top quartile of our clients, ranked by patient engagement, through in-person visits at one of our centers and virtually through our digital health platform. We achieved this by proactively communicating directly with our patients to promote initial and ongoing engagement through data-driven segmentation to create personalized “patient outreach journeys” that drive specific engagement goals and health outcomes for that individual patient. These journeys include multi-touch, multi-channel time and trigger-based touches via email, text, outbound phone calls from our Patient Experience call center, direct mail, paid digital advertising, and via the mobile application notifications and functionality. In addition to driving patient engagement from the provider side, we also work with our employer partners to drive the engagement of their employees. Through health plan benefit design, executive support and advocacy, internal employee communications, and virtual and in-person events, we work with employers to encourage patients to actively engage with their care team.

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We Improve Health Outcomes. Our ability to reduce healthcare spending while improving health outcomes is driven by our integrated model. Based on our internally derived data, we believe that our positive impact to health outcomes is clear, as 81% of patients who responded to our survey say their health has improved after using our services. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements with clients. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “To what degree has Everside Health helped improved your overall health?” Patients may select one of the following options: “Negatively Impacted, No Change, Somewhat Improved, Significantly Improved.” In the 12 month period ending June 30, 2021, of the 4,767 responses, 3,887 patients selected “Somewhat Improved” or “Significantly Improved” resulting in a calculation of 82% of respondents indicating that their health has improved after using our services. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services. The impact of primary care is seen in the improved management of chronic conditions. For example, among diabetes patients with hemoglobin A1C greater than 8, we delivered an average reduction of 1.4 points, with 76% of patients experiencing a reduction in A1C. Similarly, for patients with high cholesterol levels over 240, we delivered an average reduction of 36.4 points with 76% of these patients experiencing a reduction. Our patients are not only healthier, but also more satisfied, as 97% felt they received high quality care at our in-person or virtual care settings. Meanwhile, an internal study of over 80 clients and 170,000 patients demonstrated that our model of care produced significant cost savings by reducing healthcare cost inflation to under 1.5% per year compared to an expected 6% annual healthcare cost inflation across all categories of medical claims, with actual negative trends achieved in specialty consults and diagnostic radiology.

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We Tailor Our Care Solution. We customize our in-person centers and visits to meet a client’s specific needs. Our staffing model is a flexible mix of primary care physicians and Advanced Practice Providers, or APPs, with additional support from medical assistants and nurses. We also can adapt our scope of services, labs, procedures and medication requests based on unique client requests and data-driven assessments of opportunities to deliver cost savings. Our center hours vary by site and are dependent on when our patients need care the most; we work with each client to determine the best hours to serve that patient population. Human centered design makes our workflows efficient and environment welcoming.

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We Integrate Care. Our clinical care teams, led by the PCP, manage the patient’s care journey inside and outside of our care channels. Our providers and team members collaborate for longitudinal healthcare across time and patient setting. Sixty percent of the US population has at least one chronic condition, and these people average more than 10 physician or specialist visits annually. Via eConsults, our PCPs can confer in near real-time with thousands of board-certified specialists across 120 medical specialties to determine an appropriate course of action for conditions that are outside the scope of primary care, thus reducing avoidable referral cost by 51%. While our model leads to more care being delivered in our centers and fewer unnecessary specialty referrals, at times it is necessary to bring a specialist into the care plan for a virtual specialty consult. The care team follows up with patients to ensure that when there is a necessary specialty referral that the patient was able to schedule the visit. After the visit, the care team receives the progress notes and orders from the treating specialists so that the PCP has a comprehensive view of the patient’s care. In this way, our connected model enables the PCP to continue oversight of the patient’s care.

We are Technology-Driven

Our technology enhances every aspect of our platform, including: (i) Patient Experience, (ii) Provider Experience, (iii) Population Health Strategy and (iv) Analytics Strategy.

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We Provide a Seamless Digital Patient Experience. We believe patient engagement is key to forging a long-lasting relationship, proactive identification of risk, management of chronic conditions, and reducing the overall cost of healthcare. With this in mind, we built Everside EverywhereTM, a digital experience toolset, customized to promote enrollment, engagement and self-management of health conditions, further providing seamless and uninterrupted access to care. We adopted human-centered design in our patient portal and mobile application to focus on our patients and their needs and delight them with an easy-to-use experience. We offer patients a quick and simple registration process, providing immediate access to a digital toolset to continue engagement with Everside. Our scheduling algorithm helps patients find the best possible appointment time for their needs, customized for their employer-specific product offerings. Our pre-appointment questionnaire will allow the PCP to review patients’ medical history and screen for anxiety, depression and substance abuse, all ahead of a patient’s appointment. Our patients can join virtual visits directly from the portal or the mobile application, enhancing the ease, security and convenience of receiving care. They also have 24/7 access to our care team direct messaging system, allowing them to communicate with the provider, medical assistants, health coaches, nurses and more. Patients can use the portal and mobile application to easily request prescription refills, promoting medication adherence. We also provide patients convenient access to their health records, an important component in promoting an individual’s engagement in their own care. Notably, we were able to adapt to patient demand for virtual care during the pandemic, where in March of 2020 we increased from 4% virtual visits to a peak of 71% encounters occurring virtually.

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We Curate a Full-Service Provider Experience. Our technology aims to simplify provider workflows, maximizing the time spent on delivering proactive patient care. We leverage what we believe is an industry leading Electronic Health Record, or EHR, system to standardize health center workflow, act as a clinical documentation repository, and provide education materials. With respect to interoperability, the EHR also allows us to integrate seamlessly with our partners: health systems, state registries, labs, and allows for electronic prescribing to pharmacies across the country. Our patent-pending rules engine in the Everside 360TM platform utilizes data algorithms to analyze historical and ongoing clinical data to prompt providers on patients’ clinical quality care gaps, leading to better clinical outcomes and reduced cost of care spend. Our providers have access to a range of analytical tools to effectively manage their patients, including biometrics, risk stratification, CQM (based on HEDIS measures), referral and eConsult trends, medication adherence and more.

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We Engage in an Advanced Population Health Strategy. We apply a targeted, scientific approach to risk stratification and segmentation of our populations for the purposes of better understanding past, present and future healthcare utilization and spend. Our Population Health Strategy is a data driven approach that allows us to better inform patient care plans, improve overall health outcomes, and reduce the overall cost of patient care. For example, we engage our High Risk patients 5 times per year and our Low Risk patients 3 times per year. We collaborate closely with population health subject matter experts to customize for our specific use cases, needs, and analytics, and in turn advancing ACG utility for both parties. We utilize NCQA HEDIS metrics and proprietary CQM in order to provide care teams actionable data on preventative clinical care opportunities. Our advantage is our ability to provide this actionable data through near real-time tools, accessible at point-of-care at both the patient and population level. The timely identification and resolution of gaps and care opportunities improves outcomes for our patients.

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We Provide Valuable Analytics. We pursue measurable outcomes, and this starts with an emphasis on data and analytics. We have implemented a mature and advanced analytics strategy with a focus on quality data, digestible reporting, and insightful/actionable analytics. We built an innovative, secure and scalable patient-centric data warehouse. We analyze data from a number of sources, including EMR, claims data and eligibility files. This holistic approach fosters a proactive, strategic, and consultative approach for meeting desired goals and outcomes for both personalized clinical care, internal operations and external client needs. To provide transparency to clients, we have launched Everside InsightsTM, a performance metrics dashboard that allows our clients to have real-time insights into the performance of their Everside center. These reports are available to the client at any time and provide insights on a broad range of population health, clinical quality, and financial ROI metrics. In addition, we provide our clients and market leaders with an analytics support structure with dedicated reporting and business intelligence analysts.

Illustrative client performance metrics dashboard

Our Value Proposition

Our patient-centered, care-obsessed and technology-driven Complete Care Solution directly addresses the unmet needs of our key stakeholders and is based on a compounding effect that we call our Triple Aim. Our definition of Triple Aim is modeled off the lodestone framework created by the Institute for Healthcare Improvement. It describes the three dimensions that a healthcare provider should focus on to define success— improving patient experience, improving health outcomes, and reducing cost. We begin by creating a model of care that makes it easy for patients to not only access care but to proactively engage in their health. We take the initiative to reach out and engage with our patients, see them more frequently when needed, and spend more time together during their visits. This allows our patients and providers to build trust with patients, and to collaboratively develop and manage care plans that meet the goals of the patient. Through our technology platform, we utilize patient data and predictive analytics to ensure that a customized, coordinated digital patient experience is delivered to each individual. By combining our personalized treatment plans with increased patient outreach and engagement, we are able to improve health outcomes, such as reduce avoidable ER visits and medically unnecessary specialist referrals. We give providers tools to proactively manage patient care by giving them analytics on clinical care gaps and by presenting a comprehensive view of patient health. This in turn represents our unique ability to reduce our client’s overall healthcare spending while also maintaining high quality and patient satisfaction. The lower healthcare spending by our clients in turn often allows our clients to reinvest these savings into their businesses, such as potentially hiring more employees or enhancing employee coverage and benefits, which further propels our growth in revenue and patient count. This Triple Aim is highly repeatable and is a core foundation of our ability to continue to expand into new and existing markets. Put simply, Everside is building healthcare that gives more.

Our focus on the patient experience engages our patients in their healthcare journey, enabling our providers to practice healthcare in a proactive and longitudinal manner, which in turn yields quality improvements and cost reduction outcomes for our self-funded clients. Our technology platform aims to enable all three legs of the stool: by creating what we believe is a best-in-class digital patient experience; robust clinical dashboards and targeted, risk-based omnichannel patient outreach; and transparent, real-time performance reporting for our clients.

Value Proposition for Patients

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Better Access to Care. We offer comprehensive primary care services through an omnichannel service offering of in-person and virtual health visits. Patients appreciate our small patient panels, same day access to care, 24/7 direct access to their care team and our comprehensive service offering that includes laboratory and pharmacy services. We have smaller patient panels, averaging 885 versus the national average of 2,200. This allows our PCPs to see our patients more frequently, averaging 3.6 visits per year versus an average of approximately 1.3 primary care visits for adults nationally, and spend more time with their patients, with an average visit scheduled for 28.1 minutes, which is 67% longer than the national average of 16.2 minutes. Comprehensive appointments can last 60-90 minutes or more. Patients can see their providers in person or have a virtual visit with their same provider seamlessly through the portal or mobile application.

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Better Patient Experience. Our leading core value is “Patients First.” We believe we provide a better patient experience because everything we do is centered on the patient. We provide longitudinal patient care with the same clinician each time a patient has an appointment. This builds an increased level of trust between the provider and the patient. Our patients are known by their care teams, and we listen to their concerns and goals to create a personalized care plan with tangible next steps. Patients are seeking to engage their care teams through a variety of modalities—59% of patients surveyed prefer in-person, 22% want a combination of in-person and digital, while 19% want digital-only. We have utilized human-centered design to construct Everside EverywhereTM, a patient-friendly portal and mobile application to enable scheduling, virtual visits, provider messaging, prescription management, and access to medical records based on a combination of our own software and applications licensed from third parties.

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Better Affordability. We are a low-cost, high-touch provider that offers little- or no-cost patient visits. Our patients typically do not have copays or high deductibles when they use our services, thereby eliminating the financial barriers to accessing care. Furthermore, our integrated care model can help patients reduce copays associated with unnecessary specialist referrals. Additionally, our 24/7 access can reduce the out-of-pocket cost for urgent care in appropriate situations.

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Better Patient Engagement. We regularly and positively engage with our patients both in-person and virtually. Through our technology platform, Everside 360TM, we provide a customizable patient experience that drives patient engagement. We created targeted patient outreach journeys where we can connect to our patient in various modalities, and track performance on patient engagement by segment. Through strategic alignment with our clients, we delivered an average of 65% engagement of our adult patients on an annual basis across the top quartile of our clients, ranked by patient engagement, in-person visits at one of our centers and virtually through our digital health platform. Our clinical model engages our High Risk patients (representing 11% of those who utilize our health centers) an average of 5.0 times per year versus our Low Risk patients (43% of those who utilize our health centers) an average of 3.3 times per year.

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Better Health Outcomes. We provide our patients with a customized consumer experience to improve overall health outcomes through clinical segmentation, digital interactions, in-person interactions and personalized programs for chronic condition management. Through our portal or mobile application, we can follow-up with patients regarding their specific care gap closures and educate them on why these actions matter for their health. We offer our patients ongoing wellness programs, specifically tailored based on their risk segmentation and medical history. Our care model yields significant improvements in clinical measures. For example, among diabetes patients with hemoglobin A1C greater than 8, we delivered an average reduction of 1.4 points with 76% of patients experiencing a reduction in A1C. Similarly, for patients with high cholesterol levels over 240, we delivered an average reduction of 36.4 points, with 76% of these patients experiencing a reduction.

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Better Patient Satisfaction. We are a patient-focused company that is driven to provide a personalized healthcare experience for each of our patients. Of patients that responded to our survey, 97% felt that they received high quality care at one of our in-person or virtual locations and this is supported by our NPS score of 85.

Value Proposition for Providers

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Improved Provider Experience. In a survey of 200 Direct Primary Care, or DPC, providers, 85% stated that FFS offers too little time for visits and 78% said FFS payment models require too much paperwork. Meanwhile 99% of providers indicate the DPC model has created a better personal and professional satisfaction, and 97% reported better patient relationships. Because our model reduces the need for burdensome administrative tasks, which typically represent 22% of a physician’s work time as of 2018, we can promote better work-life balance. Eighty percent of physicians feel at capacity or overextended, working an average of 51 hours per week and seeing over 20 patients per day on average. Eventually, many leave private practice for a hospital that can guarantee schedules and time off, or they leave medicine altogether. We aim to reduce provider burnout, increase provider retention, improve speed to provider recruitment, and drive higher provider satisfaction, to make us the employer of choice for PCPs.

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Aligned Incentives with Providers. Our compensation philosophy is to motivate our providers to achieve better health outcomes for their patients. The performance incentives for a portion of our providers are currently driven by clinical quality and overall patient satisfaction and we plan to expand this program to all of our providers. We believe our compensation philosophy is very different from traditional fee-for-service payment models that compensate primarily for patient volume. Providers are paid on a salary model with a portion of them eligible to earn a performance incentive bonus based on the achievements of certain metrics that align with our goals, such as quality metrics or patient satisfaction. Our providers are not compensated on metrics related to financial performance or volume of services rendered. In addition, our business model is not tied to coding, which alleviates a major source of provider dissatisfaction.

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Better Practice Model. Our model enables providers to practice medicine the way it was meant to be. Our providers are given the time, tools and support to deliver whole-person care. Our providers enjoy deep connections with their patients, typically seeing 7 to 8 patients per day, compared to more than approximately 20 patient visits per day for traditional fee-for-service providers. Because our physicians manage 60% fewer patients per provider than the average PCP, they can develop personalized care plans for patients, help patients manage medication, and can follow up with patients, leading to better adherence to their plans of care.

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Robust Technology That Promotes Quality Care. We have created and licensed sophisticated clinical tools that create actionable data points at point of care and empowers our providers to make informed clinical decisions that effectively improve health outcomes and reduce the total cost of healthcare spend. Our technology platform provides detailed analytics on a provider’s entire patient panel that is fully integrated into a provider’s workflow to promote population health. We offer our care teams daily management tools to help oversee a provider’s patient panel, specifically preparing providers for the patients they will see that day. Our proprietary clinical dashboards dynamically report biometrics, rate of referrals out to specialty care, utilization of emergency departments or urgent care, adherence to medication regimens, and conversion of medications from branded to generics.

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Integrated Care Capabilities. Our providers and team members collaborate for longitudinal healthcare across time and patient setting. Sixty percent of the US population has at least 1 chronic condition, and these people average more than 10 physician or specialist visits per year. As a result, patients with complex medical treatments need a physician to partner with them to manage their healthcare and a primary care physician is the generalist who ties all of these threads together. Unfortunately, most fee-for-service providers are not given the time and the reimbursement to play the vital role of coordinating care across all of a patient’s specialists and instead they hand off complex patient care to a specialist. We provide our providers with clinical tools for e-consults, where the PCPs can consult specialists, within 24-hours, and determine whether something can be properly managed by the provider or truly needs to be referred to a specialist. Because our providers are given enough time with each patient, we are able to more effectively offer a broader range of primary care services, allowing our providers to invest the time to coordinate with specialists peer-to-peer in a consultative approach, instead of referring patients unnecessarily for other visits which delay care or increase cost. We support our providers with a care team to coordinate referrals and follow-ups for required care outside of our capability, allowing the PCP to oversee the patient’s care. We also provide onsite laboratory and pharmacy dispensing to improve patient adherence to plans of care.

Value Proposition for Our Clients

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Proven Return on Investment, or ROI, and Cost Savings. We partner with clients and provide reports that demonstrate our strong Return on Investment, or ROI, through the implementation of our clinical model. We analyze our clients’ historical claims data to specifically predict the impact of our model on their total cost of care. We then report our performance on return on investment to the client on an annual basis. In a study we conducted using Milliman-validated savings methodology, we looked at the performance of 80 clients and 170,000 lives found that our care model reduced healthcare cost inflation to under 1.5% per year, and generated 17.3% and 31.4% gross savings on average by year 3 and year 5, respectively. We deliver these savings across all segments of spend by keeping cost inflation well below national averages of 6-7% per year. We also drive net spend reductions in select areas, including diagnostic imaging and specialist referrals. Over time, these savings drive significant ROI for our clients.

One client story that demonstrates our ability to generate cost savings well is our relationship with Polk County Public Schools, a school district in Central Florida educating over 100,000 students across more than 150 schools. Polk County Public Schools has been an Everside client since 2013 and has 20,000 eligible patients today. Over time, we have customized and expanded our scope of services. We have built a second health center, added occupational health, physical therapy and x-ray services and enrolled in Everside chronic condition management programs. We have delivered 129% ROI over the last 3 years with more than $7 million in net savings while also achieving 91 NPS score.

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Driving Clinical Outcomes with Quantifiable Benefits. We facilitate daily care opportunities to close gaps in care. We utilize our proprietary patent-pending rules engine within the Everside 360TM platform to identify and outreach to High Risk patients who require proactive or follow-up care. We also facilitate monthly active management with our clients to review our client’s population health data and health center performance. Our Everside InsightsTM Dashboard is a data and analytics reporting tool designed to give clients on-demand, real-time access to comprehensive insights on their patients’ engagement, utilization, satisfaction, and health.

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Better Client Experience with Tailored Service Offerings. We provide a comprehensive service offering to our clients that begins pre-implementation with claims and data analysis to better understand patient demographics. We utilize our knowledge of the population to offer tailored clinical services with the option to add on ancillary services like behavioral health, occupational health, vaccinations and drug screenings on top of the core primary care offering. We design new products and services to meet a client’s specific needs and also leverage these new products and service offerings to provide these enhancements to other clients and their patients. We also pair each client with an operations leader, who is able to leverage insights across clients. These services give our clients the ability to specifically tailor programs for their employees that promote positive health outcomes at reduced costs and boost trust between providers and patients.

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Customized Health Centers to Meet Clients’ Specific Needs. We are able to open new health centers to meet our clients’ specific geographic and clinical needs, often within 4-6 months of engagement. A typical new health center costs approximately $150,000 to $500,000 to open, funded by Everside or by the client. In addition, our center staffing and hours of operation can also be specifically tailored to our clients’ needs and our clients are directly involved in the design to create a welcoming environment for their employees. Because of our experience opening new health centers, we can offer our clients a convenient location, both near-site and onsite, custom-built for their demands.

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Positive Impact for Clients and Workforce. In a survey of our patients, 75% of patients who responded to our survey said their opinion of their employer has improved with access to Everside’s services. We believe our survey supports this conclusion because we use patient satisfaction surveys that are sent to members in accordance with mutually agreed client reporting requirements with clients. We sent patient satisfaction surveys to all adult patients of the legacy Paladina clients after they completed a visit, although not all patients who were sent a survey completed it. The patient satisfaction survey directly asks: “How has access to Everside Health and the services they offer impacted your opinion of your employer?” Patients may select one of the following options: “Negatively Impacted, No Change, Somewhat Improved, Significantly Improved, Not Applicable.” In the 12 month period ending June 30, 2021, of the 4,080 responses (which excludes “Not Applicable” responses), 3,075 patients selected “Somewhat Improved” or “Significantly Improved” resulting in a calculation of 75% of respondents indicating that their opinion of their employer has improved with access to Everside’s services. Although this survey information was insightful, we do not believe it revealed any material disadvantages concerning our services. We also strive to improve productivity, lower absenteeism and deliver better healthcare outcomes through our convenient onsite and near-site locations and virtual care offerings.

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Predictable Costs for Our Clients. Our client contracts are all value-based and there is no fee-for-service billing for our provider services. We tailor our payment model for the client’s needs and preferences: management fee, PMPM, or a flat fee that allows a client to pay for all eligible employees and their dependents with full access to our care, including both in-person and virtual health services.

Our Complete Care Solution

We believe in providing our clients with a Complete Care Solution. By “Complete Care Solution,” we mean that we build upon the foundation of comprehensive primary care and add services, as needed for the patient population, to provide a complete care solution for the client and the patient. We are focused on bringing new products and services to our clients and patients to drive better outcomes and increase our clients’ ROIs. We start with a foundation of comprehensive primary care with a differentiated care experience. Clients can then pick from a menu of clinical services available to add on to our primary care base. These additional services include behavioral health, occupational health, musculoskeletal health, wellness programs (e.g., smoking cessation and weight loss management), occupational therapy and physical therapy and diabetes care management.

We meet monthly with our clients to review our robust reporting on patient engagement, patient satisfaction, care gap closures and recommend new products and services aligned to employer data. We also may recommend expanding centers and clinical support aligned to engagement data. Finally, we have bi-directional product development, which includes local new product and service development deployed to employers and centralized new products and services deployed to employers. In this way, we are effectively working together to continuously develop new products and services to deliver better outcomes and increase a client’s ROI.

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Comprehensive Primary Care. We pride ourselves on providing multiple common healthcare services for members, including primary care, labs, occupational health and outpatient mental health, and therefore provide a broad range of primary care services both in-person and virtually as part of our Complete Care Solution. We typically dispense generic medications, draw labs and offer vaccines and other pharmacy solutions in-office. Our comprehensive healthcare offerings also include wellness programs, occupational health, and chronic condition management, targeting 360-degree views of our patients’ health. As a result, our patients have a reduced need for externally delivered specialist care, emergency department visits and pharmacies.

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Behavioral Health. In our comprehensive primary care solution, our PCPs are spending more time with patients screening and supporting behavioral health needs. Analysis shows that patients with behavioral health conditions have annual healthcare costs 3-times larger than those without such behavioral conditions. To address this, we have deployed a suite of highly customized point solutions specifically for behavioral health. These solutions include: (i) self-guided resource library of clinically approved health information, (ii) OnDemand Chatbot providing patients 24/7/365 access to clinicians, (iii) medication management that is PCP led for onsite, near-site and home delivery, (iv) dedicated mental health providers that include psychologists and licensed clinical social workers, (v) coaching that includes wellness and mindful practices, and (vi) proactive screening to meet the specifications of GAD-7 and PHQ-2/PHQ-9. Our behavioral health service offering is fully customized, leveraging partnerships to deliver results. We provide a tiered offering appropriately delivered to meet a client’s needs.

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Diabetes Management with Continuous Glucose Monitoring, or CGM. We partnered with a well-known platform to offer the benefits of Continuous Glucose Monitoring, or CGM, to those with Type 2 Diabetes. Diabetic patients have 2.3x the healthcare costs than someone without diabetes and approximately 21% of cases go undiagnosed. Through our partnership, we establish program goals to (i) reduce diabetes-related complications, (ii) achieve targeted HbA1c levels, (iii) increase the amount of time in blood glucose range, and (iv) increase the use of behavioral based efforts of glucose management. We target optimization with continuous glucose monitoring, beginning with a 10-day sensor wear and real-time glucose readings every five minutes, helping to identify trends and patterns to avoid high or low glucose values. Finally, we educate, coach and promote dietician visits to keep patients engaged and on track. Patient engagement and clinical management is critical, so we utilize our analytic capability to identify candidates likely to benefit from the program and proactively reach out for enrollment. In this way, Everside leverages patient data to understand opportunities to increase employer’s ROI.

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Occupational Health. Our Occupational Health solutions cover repetitive injury conditions, medical exams, workers’ compensation/first report of injury, occupational tests (such as Department of Transportation, or DOT, exams), as well as drug and alcohol screening tests. In addition, we may handle other occupational health testing, including vision, hearing, respirator medical clearance and other services. These services are available at our health centers and can be staffed with an advance practice provider, such as an MD, or a Doctor of Osteopathic Medicine, or D.O., to deliver what we believe is a superior level of care. In addition, we have started to add more virtual Occupational Health services when appropriate. Over 136 of our centers provide Occupational Health services.

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Musculoskeletal Health and Occupational Therapy and Physical Therapy. Our occupational therapy and physical therapy services are being delivered in-person and virtually through strategic partnerships or through Everside employees. We have contracted with a partner who specializes in worksite rehabilitation therapy and who utilizes athletic trainers to focus on preventive interventions to reduce worksite injuries.

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Virtual Care Everywhere. We offer a robust suite of Virtual Care solutions that is fully integrated into our comprehensive primary care. This includes: (i) scheduled visits with dedicated provider teams, (ii) messaging with dedicated provider teams, (iii) medication renewals, (iv) robust health record, (v) tasks to improve patient health, and (vi) primary care, mental health, women’s health and more. Our patients and their PCPs can meet via phone or video to discuss: (i) chronic disease prevention, (ii) mental health evaluation with ongoing therapy, (iii) smoking cessation, (iv) health coaching, (v) prescription origination and ongoing management, and other appointment options to meet the needs of our patients. In addition, we provide a virtual care product to deliver primary care to our patients that cannot easily access one of our centers.

Our Technology Differentiators

Our Everside 360TM technology architecture allows us to deliver a seamless healthcare experience for our patients, providers and clients. Our technology architecture utilizes a hybrid approach—we integrate what we believe are the best-in-class technologies and build in additional innovation to develop and scale our technology stack efficiently and at speed, while maintaining focus on security and cost-efficiency. All of our technology tools are cloud-based and modular, enabling significant flexibility to scale as we grow with acquisitions, new geographies and additional product offerings. The result is a cost-efficient end-product. In addition, our hybrid licensing and buy-and-build approach allows us to focus our technology spend on innovation while passing on maintenance and regulatory compliance requirements to our trusted vendor partners, such as Salesforce Health Cloud, Amazon Web Services, Tableau and Snowflake, who can deliver those solutions more cost-efficiently.

We aggregate data in several ways to create a 360-degree view of a patient: (i) patient demographics and contact data from the employers, (ii) medical and prescription claims from the health plans, primary benefits managers and third-party administrators, (iii) clinical medical records to facilitate plans of care, (iv) enrollment and engagement data to enable digital outreach, (v) population health data which includes our risk stratification and care gaps, care management and wellness programs and incentives, (vi) digital experience data, including in connection with our health portal and mobile application, and (vii) predictive analytics data around patient’s utilization and cost. All of these data components form the foundation of our integrated platform and are housed on our data warehouse.

Patient-Friendly Mobile Application

We have utilized a human-centered design to construct Everside EverywhereTM, a patient-friendly portal and mobile application to enable scheduling, virtual visits, provider messaging, prescription management, and access to records, thus providing on-demand access to our patients based on a combination of our own software and applications licensed from third parties. We are unlocking the digital front door to provide access at the fingertips of our patients. The key features of the mobile application include: (i) easy registration for employees and their families, (ii) virtual care from anywhere, (iii) 24/7 messaging with care teams, (iv) the ability to create an appointment in 3 taps, (v) health records at your fingertips, and (vi) Health To-Do: our proprietary patient checklist.

Partnership with Leading Medical Records System

We have partnered with what we believe is a market-leading ambulatory electronic health record provider to provide us with a comprehensive, cloud-based electronic medical records, practice management and revenue cycle management software. There are several differentiated features that we utilize to provide our providers, patients, and clients with a customizable solution: (i) advanced features, like patient workflow, interoperability, smart form customization, and integration with national prescription, labs and immunization registries, (ii) security and privacy certifications, compliance to federal and state guidelines and ONC, CCHIT, and HITRUST certification, and (iii) ongoing EMR governance, continuous improvement, provider onboarding and training, and support and maintenance.

Virtual Specialty eConsults

We have partnered with a well-known platform for virtual specialty eConsults to reduce avoidable, unnecessary referrals and in doing so, reduce overall healthcare cost. We offer peer-to-peer eConsult services with leading specialists integrated with the provider workflow. This includes: (i) access to over 1,000 leading specialists across over 120 specialties and sub-specialties, (ii) a HIPAA-compliant application enabling easy and secure upload of patient photos, labs, imaging and other files, (iii) same-day insights with a mean response time of less than 6 business hours, (iv) Intelligent algorithms that match eConsults to specialists, (v) workflow integration into clinician EHRs and clinical workflows, and (vi) informative analytics, through on-demand metrics and reporting.

Proprietary Rules Engine, Patent Pending

Our proprietary rules engine in the Everside 360TM platform, provides actionable data and analytics to our users, driving operational efficiency and effective clinical quality. We utilize advanced analytics to assess medical claims, prescription claims, historical specialist visits, and other clinical information. We then run this through our Everside Health Rules Engine (patent pending), to deliver predictive analytics and clinical care gap alerts, performance guarantee measures, family engagement alerts and other key metrics. We also gather feedback from our provider workflow as we further finetune the rules engine criteria to provide the most accurate point of care gaps checklist, automated outreach and patient alerts, and work queues.

Health Management Based on Predictive Analytics

We utilize a license for Johns Hopkins ACG methodology software to assist with stratifying patients, using clinical risk and predicted utilization of healthcare services. We segment our patient population into High Risk, Moderate Risk and Low Risk segments. Our risk stratification and patient segmentation defines our care methodology: (i) High Risk patients typically have multiple chronic conditions, care led by a provider and receive frequent PCP visits, care coordination, medical management and transition of care, (ii) Moderate Risk patients typically have one or more chronic conditions, care led by a care team and utilize our disease management tools, wellness programs, tele-visits and nutrition coaching, and (iii) Low Risk patients typically have no chronic conditions, care led by our digital tools and utilize annual wellness exams, nutrition coaching and self-management.

Client Reporting

We provide continuous, data-rich analytics and transparency to our clients on our value proposition through several analytics tools at various stages of the engagement. These include: (i) Geographical Maps, which analyze density of client population across geography, assess hotspots for new health center locations and pivot client work locations, (ii) Opportunity Analysis, which provides detailed analysis of a client’s employee population including population analysis, clinical risk, healthcare cost analysis, and proposed ROI, (iii) Client Operating Reports delivered through Everside InsightsTM, which provides ongoing detailed reports on engagement including program utilization, engagement, type of visit, and location, and (iv) Performance Reports, which include detailed analysis on our patients including PMPM healthcare cost analysis by risk and chronic conditions, ROI, patient satisfaction, and quality of care.

Everside InsightsTM Dashboard

The Everside InsightsTM Dashboard provides key performance indicators and information at the fingertips of our clients and operations leaders. It provides online, real-time, secure access for clients and operations leaders to measure key metrics like patient eligibility, enrollment, engagement, medication, patient satisfaction and health management. In addition, we offer our clients self-service clinical and operational dashboards to provide proactive care to our patients. We continuously monitor Client Performance Guarantee, provider performance, patient satisfaction, biometrics, risk stratification and many other key dashboard metrics.

Organizational Key Performance Indicators

We are a metrics driven organization and we track, manage and incentivize our teammates through organizational Key Performance Indicators, or KPIs across several key functional areas including clinical, sales, operations and human resources. These metrics components are comprised of the following KPIs: (i) Clinical KPIs, including CQM gap closure rate, top 5 chronic disease management of population, patient engagement by risk category, opportunities to optimize referrals, urgent care visits, emergency visits, and acute care admissions and claims savings or ROI, (ii) Sales KPIs, including weighted pipeline opportunity value, increase in the number of lives impacted by new client growth and increase in revenue of new clients, (iii) Operations KPIs, including membership and engagement, net promoter score, center margin, capacity utilization and other key metrics, and (iv) Human Resources KPIs, including turnover rate, teammate engagement, teammate retention, teammate inclusion and offer acceptance rates.

Our Competitive Strengths

We believe that the following are our key competitive strengths.

Unparalleled Access to Primary Care

Limited access to Primary Care is one of the leading reasons for poor preventative care, which, in return, may drive the total cost of care higher. We have average 30 minute visit times, provider panel sizes of 885 patients, virtual/in-person care, and among patients that responded to our patient satisfaction survey, a 96% client satisfaction rate for accessibility, creating what we believe to be unparalleled access to Primary Care. In addition, our hybrid physical and digital approach uses technology to bridge the digital setting with the physical setting for the purpose of providing a unique, interactive experience for the user. Some care requires an in-person touch; a diabetic foot exam, for example, cannot be done virtually. Digital-only solutions will always have a limited scope of services they can offer. Our ability to provide in-person care when the patient desires or when it is medically necessary is what enables us to drive down the total cost of care. Our access is a clear differentiator in the market, which creates higher patient NPS score, better quality of care and better ROI for our self-funded clients.

Driving Exceptional Patient Engagement

Through our technology platform, Everside 360TM, we provide a customizable patient experience that drives patient engagement. We create targeted patient outreach journeys where we can connect to our patient in various modalities and track performance on patient engagement by segment. Through strategic alignment with our clients, we delivered an average of 65% engagement of our adult patients on an annual basis across the top quartile of our clients, ranked by patient engagement, through in-person visits at one of our centers and virtually through our digital health platform. Our clinical model engages the higher-risk patients (representing 11% of our population) an average of 5.0 times per year versus our lower risk patients (43% of our panel) an average of 3.3 times per year.

Proven Client Return on Investment, or ROI

We have a demonstrated ability to provide our clients with savings in healthcare costs that significantly exceed program costs through the implementation of our clinical model. These proven cost savings drive client retention and increase recurring revenue for our organization. Our methodologies for estimating client savings generally involve estimating what client healthcare costs would have been without the Everside clinical model and then comparing that estimate to what client healthcare costs were inclusive of our cost to the client. To estimate what client costs would have been without our model, we primarily leverage either a client’s own historical data prior to engaging Everside (for our year-over-year methodology), or data from subset of a client’s population that does not have access to our clinical model (for our control group methodology).

We recently engaged Milliman to conduct an independent review of our two primary methodologies for estimating client savings: (1) the year-over-year methodology and (2) the control group methodology. Milliman is a respected professional services firm, staffed with well-regarded members of the American Academy of Actuaries. Milliman did not review or opine on any particular case study or particular client result. Instead, Milliman focused its review on the actuarial appropriateness of our two primary methodologies for calculating savings to our clients. Milliman concluded that the methodologies, as presented to them and reviewed by them, are reasonable from an actuarial perspective and are consistent with typical actuarial practices to estimate the net financial impact of the programs for employer clients.

In our own internal study of 80 clients and approximately 170,000 lives utilizing the year-over-year methodology, we found that average gross client savings (before consideration of our cost to these clients) by year 3 was 17.3% and 31.4% by year 5. Under this methodology, we calculate average gross savings by establishing a baseline benchmark spend on a per member per month basis in the year prior to the start of our providing services for each client, calculating the actual per member per month costs for each subsequent year to represent actual costs for each client and creating a projection of what costs would have been without our services each year for each client, which we do by utilizing independently published inflation benchmarks for commercial population health costs. In addition, we adjust for client benefit plan design changes and other extraneous factors not attributable to the services we provide. The difference between our projection of expected healthcare cost in each year compared to actual healthcare cost represents the estimated savings. Our proven ability to drive cost savings makes our service offering a central solution to the problem of rising healthcare costs for our clients, rather than simply an additional benefit for a client’s employees. According to a recent KFF study, 96% of employers believe healthcare costs are excessive and 87% believe healthcare costs will become unsustainable within the next five years. We are often one of the last services to be reduced even during difficult financial times. This was made evident during COVID-19 when our net revenue retention rate held steady at 95%.

Direct to Employer Model

Unlike many competitors who focus on a direct-to-consumer strategy and have expanded into the direct to employer market, our three legacy organizations, Paladina, Activate and Healthstat, have over 40 years of experience in the direct to employer market, adding the experience of our acquired organizations. We employ a dedicated sales force to sell directly to employers, including a centralized Request for Proposal, or RFP, team that responds to employers looking for creative solutions. We cultivate channel partnerships with our broker networks so that our solution can be part of an employer’s benefit design.

Leadership in Labor Union and Taft-Hartley Market

We believe that we are well positioned to continue our growth within the labor union market, where our Activate brand has a broad presence across 10 states with a dedicated sales team. We are uniquely positioned to continue growing in this market. We currently serve approximately 70,000 members of Taft-Hartley plans, which we estimate serve approximately 10 million participants in the United States. We have been well-received by the union-market and its leadership, where we are able to offer customized solutions for their members. We established a union division advisory board so that we can have a deep understanding of the unique needs of these clients. We are typically able to build a near-site or onsite location that is utilized by only their members, which our clients appreciate and which further builds client loyalty.

A good example of our strong relationship in local labor union is Indiana Teamsters Health Benefits Fund. We launched the partnership in 2014, providing services by Activate, our union division. They serve more than 1,600 union members and more than 4,100 eligible patients in total. The clinics were built and funded by Everside for the exclusive use of our client. We leveraged data analytics to assess and modify clinical programs.

Total scripts dispensed were 2,490, 8,135 and 10,647 in 2014, 2017, 2019, respectively, and we were able to improve blood pressure of 74% of 806 total patients we served. In addition, we have expanded the scope of services by providing improved access to local clinics and mental healthcare. We are expecting to add physical therapy to our services starting in Q3 2021. Through our services, Indiana Teamsters Health Benefits Fund was able to achieve improved financial results and patient experience. They had a 2.3:1 net ROI over the first 6 years, with cumulative net savings of $29.0 million. In 2019, 76% of their total union members visited our clinics while total member savings from avoided copays totaled $1.7 million.

Another example is our partnership with Plumbers and Steamfitters Local 440 since July 2015. We serve approximately 2,500 patients, with a unique participation rate of 85% among union members and 58% among union members together with their spouses and dependents. On average, each engaged patient received services over three times during the year ending June 30, 2020. We have demonstrated an ability to deliver strong patient experience, with a rating of 4.8 out of 5.0 rating across survey respondents. We also demonstrated clinical outcome improvement, such as 68% of patients with uncontrolled hypertension were able to lower their blood pressure. Our analysis in collaboration with the client shows a cumulative approximately $11 million net savings since opening, driven by healthcare savings associated with mitigating healthcare annual inflation increases. Total healthcare expenses per-member-per-month for beneficiaries have declined from $324 over the 12 months ending June 30, 2015 to $296 over the 12 months ending June 30, 2020. Financial savings also extended to patients who have saved an estimated $1.3 million in out-of-pocket expenses associated with copays since opening.

Ability to Acquire and Integrate Businesses

We have demonstrated a successful track record of acquiring and integrating companies that align with our mission and values. We completed two sizable acquisitions, Activate in 2018 and Healthstat in 2020, and achieved operational integration and synergy efficiencies at a rapid pace, with both deals having closed in the last 3 years. Our management team has deep experience with executing a target M&A strategy. This strategy allows us to scale inorganically while still driving organic growth in our core business.

Efficiency of Capital Investment Driving Highly Scalable Model

We have significant efficiency of capital investment that drives our highly scalable model. We see this in several ways:

(i)

We can typically open new centers in 4-6 months for approximately $150,000 to $500,000. With our contracted lives starting immediately, we can achieve profitability within the first year, which creates a significant competitive advantage. Because we contract with clients based on the number of covered patients at a location, we do not rely on geographic density to drive patient volumes or the need to spend significant capital on sales and marketing of our offering to acquire new patients, and we are able to profitably scale our business faster as we have a high degree of visibility for patient volume before we even open a center. Our model enables us to expand our business across states and into new markets based on the needs of our clients. Today we serve over 140 U.S. markets. We are also able to contract with larger, multi-state employers and labor unions that rely on our diversified geographic footprint and ability to add new health centers quickly and specifically tailored to meet their individual needs.

(ii)

  Our technology platform is differentiated and is a unique advantage as we scale our business. Telehealth also acts as an organic growth multiplier for our business because it allows for greater patient access without the need for a physical location and commensurate spend. In addition, our scalable cloud-based architecture and hybrid approach, where we partner with companies we believe to be leading software companies rather than build our own, is a very efficient cost structure.

Comprehensive Service Offering Across Leading National Footprint

We provide comprehensive solutions to our clients at a national scale, including primary care, occupational health, behavioral health, onsite laboratory and medication dispensing benefits. We provide care across a broad physical footprint of more than 340 health centers in 33 states and over 140 U.S. markets. Because we contract with clients based on the number of covered patients at a location, we do not rely on geographic density to drive patient volumes or the need to spend significant capital on sales and marketing of our offering to acquire new patients. As a result of this, we have relative ease when entering a new market and provide a differentiated service offering relative to other value-based care providers due to our hybrid in-person and virtual care footprint. Our model provides longitudinal care for patients through a variety of modalities, including an integrated physical and digital/virtual omnichannel service offering. In addition, we provide care that is more connected, fully integrating point solutions for population health into our primary care service offering. While we continue to demonstrate steady organic growth, we are now well positioned to serve larger regional and national employers and health plans with our geographic and virtual footprint.

Robust Technology Platform

Our technology platform, Everside 360TM, is built on a hybrid operating model, where we partner with what we believe are best-in-class organizations to license their sophisticated technologies and integrate our systems on top of those technologies to provide a seamless product to our clients. We believe that patient engagement through our technology platform is a critical component that reduces the overall cost of healthcare. Through our technology platform, we seek to forge a long-lasting relationship with the patient, to help manage chronic conditions and to proactively identify diseases and other illnesses early in their treatment program. To enhance the patient experience, we have developed Everside EverywhereTM, a customizable patient portal and mobile application to service the needs of our patients based on a combination of our own software and applications licensed from third parties. In addition, we have created sophisticated clinical tools that create actionable data points and empowers our providers to make informed clinical decisions that effectively improve health outcomes and reduce the total cost of healthcare spend. We provide comprehensive reporting functionality for our clients so they have transparency on our outcomes and impact. We utilize our robust data set and proprietary rules engine to identify and reach out to High Risk patients who require proactive or follow-up care. In addition, our Everside InsightsTM Dashboard is a data and analytics reporting tool designed to give clients real time access to our results. Our unique reporting capabilities offer employers comprehensive insights into their employees’ health and drive continued partnership and engagement with our platform.

Demonstrated Improvements in Patient Health Outcomes

For patients who select us as their PCP, we exceeded the 90th percentile thresholds for multiple important HEDIS screening measures such as diabetic blood pressure control and hypertension control. Our ability to reduce healthcare spending while driving positive health outcomes is primarily driven by our high level of patient engagement and technological enablement. We work with our clients to drive employee engagement through multiple strategies, including health plan benefit design, executive support and advocacy, internal employee communication content, virtual and in-person webinars and events, and access to communicate directly with patients. We also segment our patients via predictive models, including Johns Hopkins ACG, biometrics and Health Risk Assessments, or HRAs, to enable analytics driven messaging to achieve desired health outcomes. In addition, we proactively communicate directly with patients to drive both initial and ongoing engagement. These “patient outreach journeys” include email, text, outbound phone calls from our call center, direct mail, paid digital advertising and mobile application notifications. These patient outreach journeys are designed to specifically support the patient and PCP relationship.

Strong Recurring Revenue and Client Retention

Our business model produces predictable, recurring revenue with typical contract terms of 2-5 years. As a result of these longer duration contracts, a large percentage of our revenue is recurring revenue, representing over 95% of our total revenue as of December 31, 2020. This is a marked differentiator from our FFS competitors whose revenue is more volatile, directly fluctuating seasonally with the volume of services provided. In addition, as of December 31, 2020, we had a net revenue retention rate of 95%.

Highly Experienced, Mission-driven Management Team

Our knowledgeable management team has extensive experience working with leading self-funded clients, labor unions, health systems, health plans, and other Fortune 500 companies. Our leadership team embodies our core mission and vision, to enable patients in our care to live their healthiest lives while building the most trusted, accessible and personalized healthcare experience alongside our patients and clients. Leading by example, the management team has built Everside Health upon the core values of patients first, courage, ingenuity, fun, and community. We are committed to living into that value of community by ensuring that we are a diverse, inclusive and welcoming place to work. Our executive team has been a critical component of our company’s success in furthering our vision and continuing to build out our comprehensive service offering in both new and existing markets.

Our Proven Formula to Scale

We have created a repeatable, data-driven playbook to increase patients’ healthcare access and expand the Everside brand and presence across the United States. We recognize that each opportunity is different and have been able to apply our core principles in a flexible manner to meet the specific needs of the clients we serve. The fundamental aspects of our playbook include:

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Executing on Multiple Go-To-Market Strategies. We pursue four go-to-market strategies in parallel. With our employed sales force and national footprint, we are selling to employers across the continental United States. We contract with broker partners, to sell through broker channels. We can partner with health plans to serve their fully insured or self-funded accounts to differentiate their product and assist them with claims management. We can affiliate with health systems to enter new markets, where doing so may accelerate growth and brand recognition. All of these go-to-market strategies enable our organic growth, building upon our strong client base, with our exceptional over 95% net revenue retention rate.

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Strategic Market Entry. We currently provide our Complete Care Solution via centers in 33 states and over 140 U.S. markets. Our client base is broad and spans state governments, municipalities, school districts, manufacturers, unions, health systems, health plans and Fortune 500 employers. At the top of our sales funnel, our centralized RFP team identifies new opportunities based on several factors. We heavily invest in building broker relationships and will enter a new market if we feel that there are new client opportunities within the local market. In these instances, we have an efficient implementation team that we can deploy to open a new near-site de novo location. Since we do not rely on market density for our volume, we are typically able to open a single near-site location to establish our footprint within a local market. We also will identify and enter into new markets through partnerships with local health systems or health plans, utilizing their existing brand recognition within that market to further build out our footprint. Once we have established our local market presence, we utilize our hub and spoke expansion model.

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Actuarial Analytics on Total Cost of Claims Savings. We partner with clients and provide reports demonstrating our strong projected ROI when implementing our clinical model using externally validated actuarial methodology. We typically obtain a potential client’s historical claims data, which our actuarial team analyzes to establish a baseline healthcare spend and then project that baseline forward to trend their expected spend. Next, we adjust for plan design changes and compare to actual healthcare costs. We break down expected savings by category, including inpatient care, outpatient care, pharmacy, and others, to show that the investment in primary care impacts all aspects of healthcare spend. Then, on an annual basis, we report back to clients on actual claims savings against this forecast.

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Capital Efficient Growth. Our model provides what we believe to be unparalleled healthcare value. We open new centers to meet our client’s specific geographic and clinical needs, often within 4-6 months of engagement. A typical new center costs approximately $150,000 to $500,000 to open. Our centers can be funded by Everside (estimated approximately 40% of 2021 builds) or funded by the client (estimated approximately 60% of 2021 builds). In addition, because of the low startup costs and predictable volume from existing employees, we are typically profitable at a new center within the first year.

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Efficient Patient Acquisition. Our strategy is flexible and tailored to the needs of the client to ensure we deliver the highest quality care with a personalized experience. For our new centers, we employ a hub and spoke strategy for efficient expansion—the new, near-site centers serve as the “hub” and we can add additional clients, or spokes, at profitable margins. We drive patient engagement through email, social media, phone, and our digital platform. We are also able to maximize utilization of existing shared centers to drive lower unit costs via these spoke businesses.

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Building the Best Teams. We believe our Everside teammates are critical to delivering our mission of improved care. The Everside approach to recruiting and talent development allows us to attract high-caliber providers and market leaders to support the growth and scale of our business. The core tenets of our hiring process include (i) clinical culture, (ii) diversity, inclusion and belonging, (iii) social impact, and (iv) listening and transparent leadership. These core components drive the Everside culture and are the foundation of how we “live” our mission and values.

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Value-Based Contracts. Our client contracts are all value-based and we collect fixed, recurring revenue for our provider services, with little or no fee-for-service revenue. We offer three types of value-based contracts to our clients, tailored to their specific needs: (i) our All-in Contracts are structured as PMPM, or flat fee which allows a client to pay for all eligible employees and their dependents with full access to our care, including both in-person and virtual health services, (ii) our opt-in contracts allow a client to pay a higher PMPM fee but only for those employees or dependents that enroll in our services, and (iii) our Transparent Pricing Contracts allow a client to pay a management fee in addition to clinic operating costs. All of these payment models elevate our model above the misaligned financial incentives of the fee-for-service payment model. Additionally, our contracts typically have 2-5 year terms, translating to highly predictable, recurring revenues. At this time, unlike providers serving the Medicare Advantage population, we do not take full actuarial risk on any contract, which also contributes to the predictable nature of our revenue stream.

We have demonstrated our ability to serve multiple clients effectively from shared health centers with a broad range of services. One such example is our clinic in Waukesha, Wisconsin, which opened in 2014 and has served the City of Waukesha, County of Waukesha and School District of Waukesha jointly, serving over 8,500 eligible participants. The health center offers medical services and also ancillary services including pharmacy, physical therapy, occupational health and workers’ compensation services. Independent surveys completed by the clients’ consultant for the year ended December 31, 2019 demonstrated the strong patient experience with 99% of more than 5,400 respondents rating services as good or excellent. Financial analysis demonstrates that these three clients have saved a combined approximately $64 million since clinic opening in 2014 with an ROI of 5.8-to-1. Patients cared for by the health center have saved over $3 million in out-of-pocket costs since clinic opening, including $600,000 in 2020.

Our Growth Strategies

We plan to continue to pursue our growth strategies at scale in several ways.

Expand Market Presence with New Health Centers

We are continually building new centers for both existing and new clients, which we refer to as hub health centers. In 2020 we opened 38 new health centers nationwide. We are able to organically expand our book of business across state lines and into new markets based on the specific needs of our clients. This creates a high-value hub and spoke model, where an anchor client serves as the hub and smaller clients may add into that shared center (known as “spoke clients”). We are not limited by geographic density to drive patient volume, which helps us to scale faster with a high degree of visibility for patient volume before we even open a center. We are also able to contract with larger, multi-state employers and labor unions that rely on our diversified geographic footprint and ability to add new health centers quickly and specifically tailored to meet their individual needs. Telehealth also enables us to grow into additional markets efficiently, because it allows for greater access with the same number of physical locations. We offer virtual solutions to address the needs of clients who have geographically dispersed employees. Through our capital-efficient and scalable business model, we can typically open new centers in 4-6 months for approximately $150,000 to $500,000 and achieve profitability within the first year, which differentiates us from our competitors and creates a significant competitive advantage.

Increase Clients on Our Platform

We have many opportunities to add new clients in both new and existing markets. We have been able to maximize utilization of existing shared centers to drive lower unit cost at these spoke health centers. In addition, we expect to continue to increase our market share in the labor union market, where our Activate Healthcare brand has a broad presence across 10 states with a dedicated sales team. We currently serve approximately 70,000 members of Taft-Hartley plans, which we estimate serve approximately 10 million participants in the United States. In addition, we see significant opportunity to organically increase our footprint with middle-market employers, where we experience high client retention and can achieve brand loyalty through our diversified service offering. An additional area of organic growth in our existing markets is to increase our market share within the Fortune 200 employers. Our national footprint and digital health capabilities position us well to serve these larger companies with a diversified national footprint.

Expand Capabilities and Services

Expanding our service offering to new and existing clients helps to retain existing clients, drives higher patient engagement and creates future sales growth, as employers seek out a tailored solution. By adding these service lines, such as musculoskeletal health, behavioral health or virtual care, we can more efficiently replace point solutions for employers and, by offering those solutions in conjunction with primary care, we can enhance quality and cost outcomes. Our clients often seek a tailored solution to manage the care of their employees and we are able to provide both a diversified and technology-enabled service offering to meet the needs of such clients. Adding to the breadth of services offered in our Complete Care Solution allows us to command an increasing PMPM price while still continuing to drive increased cost savings to our clients. In addition, the expanded service offerings enable increased same-store sales to already existing, loyal clients.

Increase Valuable Partnerships with Health Plans and Hospital Systems

We expect to increase our health plan and hospital system partnerships to augment our growth in new and existing markets.

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Health Plan Partnerships. We partner with health plans to serve their fully-insured or self-insured beneficiaries. Health plans have historically partnered or acquired PCPs to help manage the care of their enrollees, and we offer a unique service offering that both increases access to care and lowers overall cost.

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Hospital System Partnerships. We partner with health systems through value-based-care compensation arrangements to leverage their local brand recognition and to help enter into new markets where we do not already have a geographic footprint. We have recently entered into joint ventures with SSM Health and CommonSpirit, with plans to continue to grow strategically in this area. We plan to selectively deploy these types of arrangements, focusing on markets where we do not have sales representatives or deep broker relationships. As healthcare systems are often one of the larger employers in their market, these partnerships also help enable significant patient growth if we are able to serve the health system’s employees.

Pursue Strategic Acquisitions in Existing and New Service Lines

We have a successful track record of acquiring and integrating both large and small targets that fit our mission and values. This is evidenced by our successful acquisitions and integrations of both Activate in December 2018 and Healthstat in November 2020. In addition, we will continually seek out opportunities to add to our existing national footprint, to enter new markets and to acquire ancillary services to further enhance our primary care service offering.

Pursue Adjacent Market Opportunities

As our company continues to grow, we are well positioned to pursue adjacent market opportunities in areas such as Continuing Care where we offer our services to departing employees and see these patients in our in-person or virtual care settings. We are also well-positioned to market our platform to small, fully-insured employers. Another area of opportunity in adjacent markets is within the retiree market, this solution is particularly desired by our union clients who serve their membership into retirement. Because 90% of healthcare costs are for people who have chronic and mental health conditions, our ability to manage these conditions would logically lead to improved outcomes and lower healthcare costs for retirees as well.

Capture Economics of Cost Savings through Risk-Sharing Payment Models

We are well positioned to evolve our contracting strategy to capture cost savings through risk-sharing arrangements. We believe that a strong primary care platform is the key to driving better health outcomes and promoting value-based care. As we continue to measure performance on claims savings for our clients, we are developing a robust data set for actuarial validation of our model. This data set enables Everside to take measured risks in client contracts for delivering total cost of care savings, which is a huge market differentiator. In the future, we could consider adding on certain specialty care and bundled payments for hospital services to further manage the total cost of care. Eventually we may consider taking full actuarial risk for self-funded plan sponsor clients, allowing Everside to fully share in the costs savings delivered by the model of care. The potential to enter into risk-sharing payment models is expected to further elevate our operating model above the misaligned financial incentives of the fee-for-service payment model. In doing this, we can significantly increase our unit economics and revenue per patient without increasing our capital expenditure.

Competition

The U.S. healthcare industry is highly competitive. We compete with large and medium-sized local and national providers of primary care services, such as Premise Health, Marathon Health, Crossover Health and other healthcare practices, for, among other things, contracts with employers, recruitment of physicians and other medical and non-medical personnel and individual patients. Our principal competitors for employers vary considerably in type and identity by market. There have also been increasing indications of interest from non-traditional providers and others to enter the primary care space and/or develop innovative technologies or business activities that could be disruptive to the industry. We also compete with episodic point solutions such as telemedicine offerings as well as urgent care providers. We believe that the specific advantages we have over our competitors include our hybrid digital and physical approach to primary care, our customizable patient experience and our direct to employer model, which employs a dedicated sales force to sell directly to employers. Alternatively, our competitors may have achieved market penetration in locations where we have not yet established a presence to date. Our growth strategy and our business could be adversely affected if we are not able to continue to penetrate existing markets, successfully expand into new markets, maintain or establish new relationships with employers and recruit qualified physicians. See “Risk Factors—Risks Related to Our Business—The healthcare industry is highly competitive.”

We believe the principal competitive factors in our industry include the ability to address the needs of employers and payers, the ability to attract and retain quality providers and the ability to reduce cost trends. With respect to our employees, we believe that we have a compensation philosophy that is different from our competitors and attractive to our employees and potential employees. For example, we continuously scan the marketplace, conduct ongoing salary surveys for key positions and offer competitive benefits packages. On the basis of this, we believe that we currently compete effectively with respect to each of these factors.

Government Regulations

Our operations and those of our affiliated physician entities are subject to extensive federal, state and local governmental laws and regulations. These laws and regulations require us to meet various standards relating to, among other things, primary care centers and equipment, dispensing of pharmaceuticals, management of centers, personnel qualifications, maintenance of proper records and patient care. If any of our operations or those of our affiliated physicians are found to violate applicable laws or regulations, we could suffer severe consequences that would have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price, including:

•	loss of our licenses required to operate healthcare facilities or dispense pharmaceuticals in the states in which we operate;

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criminal or civil liability, fines, damages or monetary penalties for violations of healthcare fraud and abuse laws, including state anti-kickback statutes and physician-referral laws and other applicable regulatory requirements;

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enforcement actions by governmental agencies and/or state law claims for monetary damages by patients who believe their health information has been used, disclosed or not properly safeguarded in violation of federal or state patient privacy laws, including HIPAA;

•	mandated changes to our practices or procedures that significantly increase operating expenses or decrease our revenue;

•	termination of various relationships and/or contracts related to our business, including joint venture arrangements, real estate leases and provider employment arrangements;

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changes in and reinterpretation of rules and laws by a regulatory agency or court, such as state corporate practice of medicine laws, that could affect the structure and management of our business and its affiliated physician practice corporations;

•	changes to tax rules regarding health savings accounts, high deductible health plans, and direct primary care benefits; and

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harm to our reputation, which could negatively impact our business relationships, our ability to attract and retain patients and physicians, our ability to obtain financing and our access to new business opportunities, among other things.

We expect that our industry will continue to be subject to substantial regulation, the scope and effect of which are difficult to predict. Our activities could be subject to investigations, audits and inquiries by various government and regulatory agencies at any time in the future. Adverse findings from such investigations and audits could bring severe consequences that could have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price. We are currently not subject to most federal fraud and abuse, false claims and federal physician self-referral laws, as we do not participate or submit invoices for reimbursement to federal healthcare programs, such as Medicare or Medicaid.

State Anti-Kickback Statutes

The state anti-kickback statutes generally prohibit, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in cash or kind, in return for, either the referral of an individual or the purchase, lease or order or arranging for or recommending the purchase, lease or order of any healthcare good, facility, item or service. However, these laws and their exceptions and safe harbors vary significantly based on the state. State anti-kickback statutes have been interpreted to apply to, among others, financial arrangements between entities that have the ability to refer and generate healthcare business. There are a number of statutory and regulatory exceptions protecting some common activities from prosecution. Our practices may not in all cases meet all of the criteria for protection under a statutory or regulatory exception. Generally, a person or entity does not need to have actual knowledge of the state anti-kickback statutes or specific intent to violate it in order to have committed a violation. Violations may result in criminal and civil penalties.

Physician Self-Referral Laws

Many states have promulgated physician self-referral laws and regulations similar to the federal Stark Law, but these vary significantly based on the state. In addition to services reimbursed by Medicaid or government payors, often these state laws and regulations can apply to services reimbursed by private payers and cash pay patients as well. State self-referral laws generally prohibit physicians and certain other healthcare practitioners from making referrals for medical services if the practitioner or his or her immediate family has a financial relationship with the entity providing the service, and from seeking payment for services provided pursuant to a prohibited referral. Penalties for violating state self-referral laws and regulations vary based on the state, but often include civil and criminal penalties and termination or suspension of professional licensures. We have entered into several types of financial relationships with physicians, including compensation arrangements. If our affiliated physician entities were to bill for a non-exempted service and the financial relationships with the physician did not satisfy an exception, we could be required to change our practices, face civil penalties, pay substantial fines, return certain payments or otherwise experience a material adverse effect as a result of a challenge to payments made pursuant to referrals from these physicians under the state self-referral laws.

Corporate Practice of Medicine and Fee-Splitting

There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with our affiliated physician offices violate laws prohibiting the corporate practice of medicine and certain other health professions. Affiliated entities are not subsidiaries of the Company and are wholly-owned by licensed physicians. The Company enters into contractual arrangements with the affiliated entities, which generally include: (i) management services agreements; (ii) professional services agreements; and (iii) shareholder restriction agreements.

Under the management services agreements, we provide administrative services to the PCs in exchange for a per physician per month fee or fixed fee. The intercompany compensation paid by the PCs to the Company under the management services agreement is eliminated upon consolidation. Under the professional services agreements, the PCs hire the providers to render professional medical services exclusively for our patients. Our PCs are compensated in an amount equal to the cost of providing such professionals, plus a percentage of those costs. Under the shareholder transfer restriction agreements, the PCs’ sole shareholder, our Chief Medical Officer, is restricted from transferring shares of the PC without our prior approval, required to transfer his shares under certain circumstances, and subject to certain other limitations. In addition, transfers of the affiliated entity’s shares may be initiated in certain circumstances by the Company to a shareholder of the Company’s choosing.

These laws generally prohibit the practice of medicine and certain other health professions by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing the professional judgment of clinicians and other healthcare practitioners. The professions subject to corporate practice restrictions and the extent to which each jurisdiction considers particular actions or contractual relationships to constitute improper influence of professional judgment vary across jurisdictions and are subject to change and evolving interpretations by state boards of medicine and other health professions and enforcement agencies, among others. As such, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis and we cannot guarantee that subsequent interpretation of the corporate practice laws will not further circumscribe our business operations. While we believe that we are in substantial compliance with state laws prohibiting the corporate practice of medicine and fee-splitting, other parties may assert that, despite the way we are structured, we could be engaged in the corporate practice of medicine or unlawful fee-splitting. Were such allegations to be asserted successfully before the appropriate judicial or administrative forums, we could be subject to adverse judicial or administrative penalties, injunctions, certain contracts could be determined to be unenforceable and we may be required to restructure our contractual arrangements. Furthermore, state corporate practice restrictions also often impose penalties on health professionals for aiding a corporate practice violation, which could discourage clinicians or other licensed professionals from participating in our business. Any difficulty securing clinicians to participate could impair our ability to provide therapies and could have a material adverse effect on our business.

In addition, clinicians and other licensed professionals who participate in our business will also be subject to state professional practice and licensing standards, including appropriate supervision of healthcare professionals. These laws may vary significantly by state. Such clinicians and other licensed professionals who fail to comply with such applicable laws, may be subject to significant civil, criminal and administrative sanctions.

HIPAA Criminal Fraud Statutes

HIPAA created federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program; willingly obstructing a criminal investigation of a healthcare offense; and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Clinical Laboratory Improvement Amendments

We are subject to the CLIA Program, under which CMS regulates all laboratory testing and state laboratory oversight equivalents. The objective of the CLIA Program and state laboratory licensing requirements is to ensure quality laboratory testing. All facilities performing clinical laboratory tests on materials derived from the human body for the purpose of providing information for the diagnosis, prevention or treatment of any disease or impairment of, or the assessment of the health of, human beings must apply for a CLIA certificate that corresponds to the complexity of tests performed and is subject to CMS and state government oversight. We have

Certificate of Waivers under CLIA to waived clinical laboratory tests, such as pregnancy tests. We are not subject to routine surveys or inspections; however, CLIA inspectors may inspect our clinical laboratory testing in response to a complaint.

Privacy and Security

The federal regulations promulgated under the authority of HIPAA require us to provide certain protections to patients and their health information. HIPAA extensively regulates the use and disclosure of PHI and requires covered entities, which include healthcare providers, their business associates and their respective covered subcontractors, to implement and maintain administrative, physical and technical safeguards to protect the security of such information. Additional security requirements apply to electronic PHI. These regulations also provide patients with substantive rights with respect to their health information.

HIPAA also requires us to enter into written agreements with certain contractors, known as business associates, to whom we disclose PHI. Covered entities may be subject to penalties for, among other activities, failing to enter into a business associate agreement where required by law or as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity and acting within the scope of the agency. Business associates are also directly subject to liability under HIPAA. In instances where we act as a business associate to a covered entity, there is the potential for additional liability beyond our status as a covered entity.

Covered entities must notify affected individuals of breaches of unsecured PHI without unreasonable delay but no later than 60 days after discovery of the breach by a covered entity or its agents. Reporting must also be made to the HHS Office for Civil Rights and, for breaches of unsecured PHI involving more than 500 residents of a state or jurisdiction, to the media. All impermissible uses or disclosures of unsecured PHI are presumed to be breaches unless the covered entity or business associate establishes that there is a low probability the PHI has been compromised. We may become the subject of a governmental investigation (arising out of a reportable breach incident, audit or otherwise) alleging non-compliance with HIPAA regulations in our maintenance of PHI. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving personal information without regard to the probability of the information being compromised.

Violations of HIPAA, including, but not limited to, failing to implement appropriate administrative, physical and technical safeguards, have resulted in enforcement actions and in some cases triggered settlement payments, criminal penalties, and/or civil monetary penalties. Further, state attorneys general may bring civil actions seeking either injunction or damages in response to violations of the HIPAA privacy and security regulations that threaten the privacy of state residents.

Healthcare Reform

In March 2010, broad healthcare reform legislation was enacted in the United States through the ACA. Although many of the provisions of the ACA did not take effect immediately and continue to be implemented, and some have been and may be modified before or during their implementation, the reforms could continue to have an impact on our business in a number of ways. We cannot predict how employers, private payors or persons buying insurance might react to federal and state healthcare reform legislation, whether already enacted or enacted in the future, nor can we predict what form many of these regulations will take before implementation.

Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, following an appeal made by certain defendants, on June 17, 2021, the U.S. Supreme Court dismissed the plaintiffs’ challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including, among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge, repeal or replace the ACA, will impact our business, products, services and relationships with our clients and PCPs.

Other Regulations

Our operations are subject to various state hazardous waste and non-hazardous medical waste disposal laws. Most of the waste produced from medical services is not classified as hazardous under these laws. Occupational Safety and Health Administration regulations require employers to provide workers who are occupationally subject to blood or other potentially infectious materials with prescribed protections. These regulatory requirements apply to all healthcare facilities, including primary care centers, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide or employ hepatitis B vaccinations, personal protective equipment and other safety devices, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures and work practice controls. Employers are also required to comply with various record-keeping requirements.

Federal and state law also governs the dispensing of controlled substances by physicians. For example, the Prescription Drug Marketing Act governs the distribution of drug samples. Physicians are required to report relationships they have with the manufacturers of drugs, medical devices and biologics through the Open Payments Program database. Any allegations or findings that we or our providers have violated any of these laws or regulations could have a material adverse impact on our business, results of operations and financial condition.

Professional Medical Entity Arrangements

Under most of our strategic partnership arrangements, our affiliated professional medical entities provide primary care services and contract with our affiliated management services organizations which provide management, operational and administrative services, including managing the day-to-day administration of the business aspects of the primary care practices.

Intellectual Property

Our continued growth and success depend, in part, on our ability to protect our intellectual property and internally developed technology. We primarily protect our intellectual property through a combination of copyright, trademark and trade secret laws, intellectual property licenses and other contractual rights (including confidentiality, non-disclosure and assignment-of-invention agreements with our employees, independent contractors, consultants and companies with which we conduct business). Based upon our experience providing care in over 340 health centers across 33 states as of December 31, 2020, we continuously evaluate the needs of our providers and the tools that we can provide and make improvements and add new features based on those needs. We continually assess the most appropriate methods of protecting our intellectual property and may decide to pursue available protections in the future.

These intellectual property rights and procedures may not prevent others from competing with us. We may be unable to obtain, maintain and enforce our intellectual property rights, and assertions by third parties that we violate their intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Employees and Human Capital Resources

As of June 30, 2021, we and our affiliated physician entities collectively had 1,309 employees, including 426 PCPs. Our agreements with our PCPs provide for a salary and a portion of our PCPs are eligible to earn a bonus based on the achievement of certain metrics. To our knowledge, none of our employees are represented by a labor union or party to a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

We are a mission and values driven organization. Our mission is to enable patients in our care to live their healthiest lives. Our vision is to build the most trusted, accessible and personalized healthcare experience alongside our patients and clients. Our leadership team has built Everside Health upon the core values of patients first, courage, ingenuity, fun, and community. We are committed to living into that value of community by ensuring that Everside Health is a diverse, inclusive and welcoming place to work.

In order to help us ensure that we are living our mission and vision on a daily basis, we focus on strategic human resources practices, including recruiting, talent management, diversity and inclusion, and employee engagement. We monitor key performance indicators in all of these areas with a specific emphasis on managing HR analytics such as retention, time-to-fill for hiring, and employee engagement scores. Our employee value proposition includes an emphasis on providing an empowering work environment, competitive compensation and benefits to meet the needs of our employees and their families.

Our focused approach to recruiting and developing talent allows us to attract outstanding PCPs, nurse practitioners, other health center employees and regional leaders in order to continue to grow and scale our business. We believe that this approach has supported the creation of a strong pipeline of top tier talent for leadership roles within our company and provides a differentiated value proposition for our clients and PCPs.

Facilities

Our corporate headquarters is located in Denver, Colorado, where we currently lease approximately 17,600 square feet pursuant to a lease agreement that expires in 2026.

We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.

As of June 30, 2021, we also leased approximately 246,000 gross square feet relating to 79 centers located in 14 states, including our corporate headquarters. Our leases typically have terms of 3 to 5 years, and generally provide for renewal or extension options.

Legal

California employee-related complaint

On June 21, 2021, the Company received notice that a former employee of an affiliate of the Company, Healthstat Wellness, Inc., informed the California Labor and Workforce Development Agency of their intention to file a class action suit in a California state court alleging that Healthstat Wellness, Inc. and Everside Health, LLC failed to provide non-exempt California employees with rest and meal breaks, overtime pay, minimum wage for all time worked, accurate wage statements, and timely payment of wages during and upon termination of employment. On July 28, 2021, the Company received the class action complaint that was filed, and on August 25, 2021, the Company filed its answer to the class action complaint. The court has not yet decided whether a class will be certified. The Company will vigorously defend itself in this matter. At this time, the Company is assessing the complaint and is not able to estimate what, if any, potential losses or other adverse effects to its business or financial condition may occur in the event of an unfavorable outcome. Potential losses, if any, may partially be covered by representations and warranties protection provided under the terms of the Acquisition and the transaction’s corresponding representations and warranties insurance policy.

Other litigation

We are not currently a party to any other litigation or claims that, if determined adversely to us, would have a material adverse effect on our business, operating results, financial condition or cash flows. We are, from time to time, party to litigation and subject to claims in the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information, as of June 30, 2021, regarding the individuals who will serve as our executive officers and directors immediately following the completion of this offering:

Name	Age	Position

Executive Officers:

Christopher T. Miller	50	Chief Executive Officer and Director

Heather Dixon	48	Chief Financial Officer

Gaurov Dayal, MD	50	President and Chief Operating Officer

Tobias Barker, MD	52	Chief Medical Officer

Non-Employee Directors:

Joseph Mello(3)	62	Director

Andrew Adams(3)	46	Director

Anthony Gabriel, MD(1)	52	Director

Mohamad Makhzoumi(2)	41	Director

Peter Hudson, MD(1)	56	Director

Kavita Patel, MD(2)	47	Director

John Nehra(2)	73	Director

Sara Lewis(1)	53	Director

Wouleta Ayele(3)	56	Director

Michael Strautmanis(3)	52	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Executive Officers

Christopher T. Miller has served as our Chief Executive Officer since December 2015 and a member of our board of directors since June 2018. Mr. Miller also serves on the board of directors of several non-profit organizations. Previously, Mr. Miller served as a director on the boards of DaVita Care Pte. Ltd., from July 2016 to June 2018, and Trumpet Behavioral Health, LLC, from June 2009 to April 2017. Mr. Miller holds a B.A. in Psychology from Cornell University and an M.B.A. from Stanford University.

We believe that Mr. Miller is qualified to serve on our board of directors due to his industry knowledge and prior experience on other healthcare companies’ boards.

Heather Dixon has served as our Chief Financial Officer since June 2021. Prior to joining Everside, Ms. Dixon served as the Senior Vice President, Global Controller and Chief Accounting Officer of Walgreens Boots Alliance from March 2019 to May 2021. From August 2016 to March 2019, Ms. Dixon served in various roles at

Aetna, a CVS Health Company, including Assistant Controller and later as Vice President, Controller and Chief Accounting Officer. After serving as Vice President and Assistant Controller at PepsiCo from August 2015 to March 2016, Ms. Dixon had a transitional period from April 2016 to August 2016 prior to joining Aetna. Ms. Dixon received a B.A. in Accounting from Southern Methodist University and is a Certified Public Accountant in the State of Texas.

Gaurov Dayal, MD has served as our President and Chief Operating Officer since January 2021. Prior to joining Everside, Dr. Dayal served as the President of New Markets and Chief Growth Officer of ChenMed from March 2017 to December 2020. From October 2015 to March 2017, Dr. Dayal served as the Senior Vice President in health system solutions and strategy at Lumeris. Dr. Dayal holds a B.A. in Natural Sciences from The John Hopkins University and a M.D. from Northwestern University’s Feinberg School of Medicine.

Tobias Barker, MD has served as our Chief Medical Officer since October 2018. Prior to joining Everside, Dr. Barker was the Vice President of Clinical Transformation and Medical Oversight at CVS Health from April 2018 to October 2018. From August 2011 to April 2018, Dr. Barker held several positions at CVS MinuteClinic, including Chief Medical Officer from March 2017 to April 2018, and Vice President of Medical Operations from August 2011 to March 2017. Dr. Barker holds a B.A. in Biology and Biochemistry from the University of Colorado Boulder, an M.D. from UCLA’s David Geffen School of Medicine, and a M.A. in Health Care Management from Harvard School of Public Health.

Non-Employee Directors

Joseph Mello has served on our board of directors since January 2021. Mr. Mello is a private investor and management consultant in the healthcare industry. He also serves as a director on the board of Radiology Partners, and the strategic advisory boards of Project Connect LLC and MARS Petcare. Mr. Mello serves on the advisory board to the President of the Georgia Institute of Technology, in addition to various other non-profit organizations. Since January 2020, Mr. Mello has served as the Founder and CEO of First Light Advisors, LLP, a management consultancy focused on the health care industry. From December 2014 to December 2019, Mr. Mello held the role of President of DaVita Medical Group, and from June 2020 to January 2011 he was Chief Operating Officer of DaVita Inc. Prior to his time at DaVita, he served as an executive leader and board member for a variety of privately held and public healthcare companies, including Benevis LLC from 2007 to 2016, Capital Source, Inc (N:CSE) from 2012 to 2014, and Radiologix (A:RGX) from 2000 to 2006. In addition, from 1984 to 1994 he was a partner in the healthcare consulting group at KPMG. Mr. Mello received a B.S. in industrial engineering from the Georgia Institute of Technology and an M.B.A. in finance from Golden Gate University.

We believe that Mr. Mello is qualified to serve on our board of directors due to his industry knowledge and experience on other public company boards.

Andrew Adams has served on our board of directors since December 2018. Since June 2014, Mr. Adams has been Co-Founder and Managing Partner of Oak HC/FT. He has also been a General Partner at Oak Investment Partners since October 2003, where he focuses on healthcare investments. From July 1999 to September 2003, Mr. Adams focused on healthcare and business service investments at Capital Resource Partners. Mr. Adams currently serves on the boards of August Bioservices, DispatchHealth, Galileo, Rialtic, Unified Women’s Healthcare, US HealthVest, and WithMe Health. Mr. Adams received a B.A. in History from Princeton University.

We believe that Mr. Adams is qualified to serve on our board of directors due to his extensive experience on other healthcare companies’ boards.

Anthony Gabriel, MD has served on our board of directors since August 2018. Since November 2012, Dr. Gabriel has been the Co-Founder and Chief Operating Officer of Radiology Partners. Prior to that, Dr. Gabriel held the role of Chief Information Officer for DaVita Inc. from November 2008 to February 2013. Dr. Gabriel received his B.S. from University of California, Irvine, his M.D. from The Ohio State University

College of Medicine and his M.B.A. from the University of California, Los Angeles, Anderson School of Management.

We believe that Mr. Gabriel is qualified to serve on our board of directors due to his clinical background and management experience in the healthcare industry.

Mohamad Makhzoumi has served on our board of directors since June 2018. Since March 2005, Mr. Makhzoumi has been a part of New Enterprise Associates where he is currently Managing General Partner and Head of NEA’s Global Healthcare Investing practice. From July 2003 to March 2005, he focused on growth equity investments at Summit Partners. Prior to that, he worked with UBS Investment Bank from July 2001 to July 2003, where he concentrated on leveraged finance and sponsor-led transactions. Mr. Makhzoumi is currently a director of Aetion, Ally Align Health, Bright Health, Collective Health, Comprehensive Pharmacy Services, Nuvolo, Radiology Partners, Strive Health, Vori Health, and Welltok. Mr. Makhzoumi received his B.A. from the University of Pennsylvania and is board member of The National Venture Capital Association.

We believe that Mr. Makhzoumi is qualified to serve on our board of directors due to his extensive experience on other healthcare companies’ boards.

Peter Hudson, MD has served on our board of directors since August 2019. Since October 2016, Dr. Hudson has served as Managing Director of Alta Partners, a healthcare venture capital firm. From May 2015 to March 2021, he served on the board and was founding Chairman of the board of U.S. Acute Care Solutions, and from May 2016 to May 2021, he served on the board of Tivity Health, including the audit committee. Dr. Hudson also serves on the board of several privately held healthcare companies, including DispatchHealth, Transcarent, and Patients Like Me. Dr. Hudson holds a B.A. in Political Science and Pre-Med from Colorado College and an M.D. from the University of Colorado School of Medicine.

We believe that Mr. Hudson is qualified to serve on our board of directors due to his clinical background and extensive industry knowledge.

Kavita Patel, MD has served on our board of directors since August 2018. Dr. Patel is a practicing physician in Washington, D.C., and a Nonresident Fellow at the Brookings Institution since January 2011, where her research and reports focus on patient-centered care, payment and delivery systems and health reform. She previously served in the Obama Administration as Director of Policy for the Office of Intergovernmental Affairs and Public Engagement in the White House from January 2009 to October 2010. She also served as a policy analyst and aide to the late Senator Edward Kennedy from August 2007 to January 2009. As Deputy Staff Director on Health, she was part of the senior staff of the Health, Education, Labor and Pensions (HELP) Committee under Senator Kennedy’s leadership. Dr. Patel also served as the Managing Director of Clinical Transformation at the Center for Health Policy at the Brookings Institution and Vice President of Payer and Provider Strategy at Johns Hopkins Health System from December 2017 to August 2019. Dr. Patel currently serves on the boards of SelectQuote, Inc. and Sigilon Therapeutics, Inc., as well as on the board of several private companies, and non-profit organizations, including Pathfinder International and SSM Healthcare. Dr. Patel earned her B.A. from the University of Texas at Austin, her M.D. from the University of Texas Health Science Center and her M.P.H. from the University of California, Los Angeles.

We believe that Dr. Patel is qualified to serve on our board of directors due to her clinical background and experience in health policy.

John Nehra has served on our board of directors since August 2018. From August 1989 until his retirement in August 2014, Mr. Nehra was affiliated with NEA, a venture capital firm, including, from January 1993 until his retirement, as General Partner of several of its affiliated venture capital limited partnerships. Mr. Nehra also served as Managing General Partner of Catalyst Ventures, an NEA affiliated venture capital firm, from August 1989 to June 2013. Mr. Nehra served on the boards of several of NEA’s portfolio companies until his retirement in August 2014 and remains a retired Special Partner of NEA. Mr. Nehra currently serves on the boards of DaVita, Inc. and CVRx, Inc., as well as on the board of VanGogh Imaging, Inc., a private company. Mr. Nehra holds a B.A. in Economics from the University of Michigan.

We believe that Mr. Nehra is qualified to serve on our board of directors due to his industry knowledge and experience on other healthcare companies’ boards.

Sara Lewis has served on our board of directors since March 2021. Ms. Lewis founded Lewis Corporate Advisors (capital markets advisory firm) in December 2009, where she served as Chief Executive Officer until December 2017. Ms. Lewis currently serves on the boards of Healthpeak Properties, Inc., Freeport-McMoRan Inc. and the Weyerhaeuser Company. She previously served on the boards of Sun Life Financial, Inc. from December 2014 to May 2021, PS Business Parks, Inc. from February 2010 to April 2019, CapitalSource Inc. from April 2004 until its acquisition in 2014, Plum Creek Timber Company, Inc. from November 2013 until its merger with Weyerhaeuser Company in February 2016 and Adamas Pharmaceuticals, Inc. from March 2014 until June 2016. Ms. Lewis also serves on the audit committee council of the Center for Audit Quality, the board of trustees and executive committee of The Brookings Institution, where she chairs the Governance Studies Council, the leadership board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness, and the advisory council for risk oversight of the National Association of Corporate Directors. She is also a former member of the Public Company Accounting Oversight Board Standing Advisory Group, where she served from January 2015 to December 2017. Ms. Lewis holds a B.S. in Finance from the University of Illinois at Urbana-Champaign.

We believe that Ms. Lewis is qualified to serve on our board of directors due to her financial background and experience on other public company boards.

Wouleta Ayele has served on our board of directors since June 2021. Since December 2005, Ms. Ayele has held several roles at Starbucks Technology Services, including Director of Retail & CRM Technology from December 2005 to August 2013, Vice President of Digital & CRM Technology from March 2013 to August 2016, Vice President of Enterprise Data & Analytics Technology from August 2016 to January 2020, and most currently Senior Vice President of Technology since February 2020. Ms. Ayele currently services on the board of the University of Washington Information School. Ms. Ayele received her B.S. in Computer Science from Cumberland University and a masters in International Finance from Mercer University.

We believe that Ms. Ayele is qualified to serve on our board of directors due to her management experience and expertise with consumer technology platforms.

Michael Strautmanis has served on our board of directors since May 2021. Since January 2016, Mr. Strautmanis has served as the Executive Vice President for Civic Engagement at the Obama Foundation. Before joining the Obama Foundation, Mr. Strautmanis served in the Obama White House from January 2009 to March 2013 as Chief of Staff to Senior Advisor Valerie Jarrett in the Office of Public Engagement and Intergovernmental Affairs. After President Obama’s first term in office, Mr. Strautmanis joined the Walt Disney Company as Vice President for Corporate Citizenship Programs from May 2013 to December 2015. Mr. Strautmanis currently serves as a trustee of the Lyric Opera of Chicago, and on the advisory boards of the Billie Jean King Leadership Institute, City Year Chicago and the Emerald South Economic Development Collaboratory. Mr. Strautmanis received his B.A. from the College of Communications at the University of Illinois and a J.D. from the University of Illinois College of Law.

We believe that Mr. Strautmanis is qualified to serve on our board of directors due to his management experience and expertise in governmental affairs.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Board of Directors

We expect our board of directors will consist of eleven persons immediately prior to the consummation of this offering, ten of whom will qualify as “independent” under the listing standards of the New York Stock Exchange.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our charter and bylaws that will become effective immediately prior to the consummation of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation or removal.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2022, 2023 and 2024, respectively. John Nehra, Peter Hudson and Anthony Gabriel will be assigned to Class I, Mohamad Makhzoumi, Andrew Adams, Kavita Patel and Christopher Miller will be assigned to Class II, and Joseph Mello, Sara Lewis, Michael Strautmanis and Wouleta Ayele will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that all of our directors, other than Christopher Miller, do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence and eligibility to serve on the committees of our board of directors, including the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee and may have such other committees as the board of directors may establish from time to time. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

We anticipate that following completion of this offering, our audit committee will consist of Sara Lewis, Anthony Gabriel and Peter Hudson, each of whom satisfies the requirements for independence and financial literacy under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and listing standards of the New York Stock Exchange. We anticipate that following the completion of this offering, Sara Lewis will serve as the chair of our audit committee. Ms. Lewis qualifies as an “audit committee financial expert” as defined in the rules of the SEC and satisfies the financial expertise requirements under the listing standards of the New York Stock Exchange. Following the completion of this offering, our audit committee will, among other things, be responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Upon completion of this offering, our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee

We anticipate that following completion of this offering, our compensation committee will consist of John Nehra, Kavita Patel and Mohamad Makhzoumi. We anticipate that following the completion of this offering, John Nehra will serve as the chair of our compensation committee. Each member of our compensation committee is intended to meet the requirements of a “non-employee director” pursuant to Rule 16b-3 under the Exchange Act.

Following the completion of this offering, our compensation committee will, among other things, be responsible for:

•	reviewing and approving the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;

•	evaluating the performance of our executive officers in light of the goals and objectives of our compensation programs and determining each executive officer’s compensation based on such evaluation;

•	reviewing and approving, subject, if applicable, to stockholder approval, our compensation programs;

•	reviewing the operation and efficacy of our executive compensation programs in light of their goals and objectives;

•	reviewing and assessing risks arising from our compensation programs;

•	reviewing and recommending to the board of directors the appropriate structure and amount of compensation for our directors;

•	reviewing and approving, subject, if applicable, to stockholder approval, material changes in our employee benefit plans; and

•	establishing and periodically reviewing policies for the administration of our equity compensation plans.

Nominating and Corporate Governance Committee

We anticipate that following the completion of this offering, our nominating and corporate governance committee will consist of Joseph Mello, Michael Strautmanis, Andrew Adams and Wouleta Ayele. We anticipate that following the completion of this offering, Joseph Mello will serve as the chair of our nominating and corporate governance committee. Following the completion of this offering, our nominating and corporate governance committee will, among other things, be responsible for:

•	identifying, evaluating and recommending qualified nominees to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters and periodically reviewing such guidelines and recommending any changes; and

•	overseeing annual evaluations of our board of directors’ performance, including committees of our board of directors and management.

Role of Board of Directors in Risk Oversight Process

Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

The following discussion contains forward-looking statements that are based on our current plans and expectations regarding our future compensation programs. The actual amount and form of compensation that we pay and the compensation policies and practices that we adopt in the future may differ materially from the currently-planned programs that are summarized in this discussion.

The compensation provided to our named executive officers for the fiscal year ended December 31, 2020 is detailed in the 2020 Summary Compensation Table and accompanying footnotes and narrative that follow.

Our named executive officers for the fiscal year ended December 31, 2020, which consisted of our Chief Executive Officer and our two most highly compensated executive officers other than our Chief Executive Officer, were:

•	Christopher T. Miller, our Chief Executive Officer;

•	Dr. Tobias Barker, our Chief Medical Officer; and

•	Neil Flanagan, our former Chief Financial Officer.

2020 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid named executive officers for the fiscal year ended December 31, 2020.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation ($)(4)	Total ($)
Christopher T. Miller, Chief Executive Officer	2020	426,923	250,000	—	300,000	7,350	984,274
Dr. Tobias Barker, Chief Medical Officer	2020	311,538	—	—	175,000	3,600	490,138
Neil Flanagan(5), Former Chief Financial Officer	2020	134,615	—	570,576	69,000	—	639,576

(1)	The amount reported represents a discretionary cash bonus paid to Mr. Miller in 2020.
(2)

The amounts reported represent the grant date fair value of equity of Holdings granted during 2020. The grant date fair value was computed in accordance with FASB ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. The grant date fair value of awards granted in 2020 reported in the table above assumes that the liquidity condition of such awards were satisfied. Note that while the grant date fair value of such awards assuming satisfaction of the liquidity condition is included in the table above, the satisfaction of the liquidity condition was not deemed probable on the date of grant. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the stock awards and do not correspond to the actual value that may be recognized by holders upon the vesting or sale of the applicable awards.

(3)

The amounts reported represent cash bonuses earned in 2020 and paid in March 2021 based on the achievement of one or more pre-established performance goals established by our board of directors with respect to the year ended December 31, 2020.

(4)

The amounts reported for Mr. Miller and Dr. Barker represent 401(k) matching contributions and also include, for Mr. Miller, reimbursement for his annual Young Presidents’ Organization membership dues in the amount of $5,750 in 2020.

(5)

Mr. Flanagan commenced employment with us in August 2020. Accordingly, the amounts reported for his salary and non-equity incentive plan compensation reflect his partial year of service with us. Mr. Flanagan terminated his employment with us in May 2021.

Narrative Disclosure to Summary Compensation Table

Base Salaries

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Mr. Miller’s annual base salary in 2020 was $400,000 and increased to $550,000 effective November 30, 2020. The annual base salaries in 2020 for Dr. Barker and Mr. Flanagan were $300,000 and $350,000, respectively, with Mr. Flanagan’s salary pro-rated for his partial year of service.

Annual Bonuses

For the fiscal year ended December 31, 2020, each named executive officer was eligible to earn an annual cash bonus based on the achievement of corporate and individual performance goals. Mr. Miller’s target bonus for 2020 was 75% of his annual base salary, and each of Dr. Barker and Mr. Flanagan were eligible to receive a cash bonus of up to $150,000 and $175,000, respectively, with Mr. Flanagan’s bonus pro-rated for his partial year of service.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them. In September 2020, in connection with the commencement of his employment with us, Mr. Flanagan was granted an equity award consisting of 369,444 Value A Units, 217,320 Value B Units, 378,558 Value C Units and 459,677 Value D Units, with 25% of each class of value units vesting on the first anniversary of the grant date and the remaining portion of each class of value units vesting thereafter in 36 substantially equal monthly installments, subject to Mr. Flanagan’s continued employment on each vesting date. We did not grant any equity incentives to Mr. Miller or Dr. Barker in 2020.

Employment Arrangements with our Named Executive Officers

We initially entered into an employment agreement or offer letter with each of the named executive officers in connection with his employment with us, which set forth the terms and conditions of employment of each individual, including base salary, target annual bonus opportunity and standard employee benefit plan participation. In addition, each of our named executive officers has entered into our standard- non-competition, non-solicitation and confidentiality agreement.

Current Employment Agreement with Christopher T. Miller

On May 24, 2018, we entered into an employment agreement with Mr. Miller, who currently serves as our Chief Executive Officer. The employment agreement provides for Mr. Miller’s at-will employment and annual base salary, a target annual bonus, with an option to take the target annual bonus in equity in lieu of cash, an initial equity grant in the form of value units, as well as his ability to participate in our employee benefit plans generally. Mr. Miller’s employment agreement provides that if his employment is terminated by us without “cause”, or by him for “good reason” (as such terms are defined in Mr. Miller’s employment agreement), subject to his execution and non-revocation of a separation agreement and release, Mr. Miller is entitled to receive (i) an amount equal to twelve (12) months of base salary plus a pro-rated portion of his target bonus for the year in which his termination occurs if the applicable target bonus metric is met as of the date of separation and (ii) an amount equal to twelve (12) months of COBRA premiums.

Current Employment Agreement with Dr. Tobias Barker

On October 18, 2018, we entered into an employment agreement with Dr. Barker, who currently serves as our Chief Medical Officer. The employment agreement provides for Dr. Barker’s at-will employment and annual base salary, an annual performance bonus, an initial equity grant in the form of value units, as well as his ability to participate in our employee benefits plans generally. Dr. Barker’s employment agreement provides that if his employment is terminated by the Company without “cause” (as defined in Dr. Barker’s employment agreement), subject to his execution and non-revocation of a separation agreement and release, Dr. Barker is entitled to receive base salary continuation for a period of three (3) months.

Offer Letter with Neil Flanagan

On July 17, 2020, we entered into an offer letter with Mr. Flanagan, our former Chief Financial Officer. The offer letter provides for Mr. Flanagan’s at-will employment and annual base salary, an annual discretionary performance bonus, an initial equity grant in the form of value units, as well as his ability to participate in our employee benefit plans generally. Mr. Flanagan’s offer letter provides that if his employment is terminated by the Company without cause, subject to his execution and non-revocation of a separation agreement and release, Mr. Flanagan is entitled to receive base salary continuation for a period of six (6) months. Mr. Flanagan terminated his employment with us in May 2021.

Treatment of Equity Interests in the Corporate Reorganization

In connection with the Corporate Reorganization, holders of outstanding value units, which are held by our directors and officers, will receive a distribution of shares of our common stock and restricted common stock. The holders of the portion of the outstanding value units that have vested as of the time of the Corporate Reorganization will receive a distribution of shares of common stock and the holders of the remaining portion of unvested outstanding value units will receive a distribution of shares of restricted common stock in redemption of such unvested value units, which restricted common stock will be treated as having been granted under our 2021 Plan. As a result, our named executive officers will receive shares of our common stock and restricted common stock in connection with the Corporate Reorganization. The shares of restricted common stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the value units in respect of which such shares were distributed, and subject to the Company’s right of repurchase. See “Corporate Reorganization”. The number of shares of our restricted common stock and common stock that our named executive officers will receive in connection with the Corporate Reorganization is set forth in the table below (assuming an initial public offering price of $             per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

Name	Number of Value A Units	Number of Shares of Restricted Stock	Number of Shares of Common Stock	Number of Value B Units	Number of Shares of Restricted Stock	Number of Shares of Common Stock	Number of Value C Units	Number of Shares of Restricted Stock	Number of Shares of Common Stock	Number of Value D Units	Number of Shares of Restricted Stock	Number of Shares of Common Stock
Christopher T. Miller
Dr. Tobias Barker
Neil Flanagan

A $1.00 increase in the assumed initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would change the number of shares of stock distributed to our named executive officers in respect of their value units by             %. Conversely, a $1.00 decrease in the assumed initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would change the number of shares of stock distributed to our named executive officers in respect of their value units by             %.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our named executive officers as of December 31, 2020. It assumes the completion of the Corporate Reorganization prior to the completion of this offering and the issuance of common stock and restricted common stock as set forth above (assuming an initial public offering price of $             per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus), as if they occurred on December 31, 2020. A $1.00 increase in the assumed initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would change the number of shares of stock granted to our named executive officers as equity-based awards by             %. Conversely, a $1.00 decrease in the assumed initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would change the number of shares of stock granted to our named executive officers as equity-based awards by             %.

Name	Number of Shares That Have Not Vested (#)		Market Value of Shares That Have Not Vested ($)(1)
Christopher T. Miller		(3)
		(4)
		(5)
		(6)
Dr. Tobias Barker		(7)
		(8)
		(9)
		(10)
Neil Flanagan(2)		(11)
		(12)
		(13)
		(14)

(1)	Assumes an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.
(2)	Mr. Flanagan terminated his employment with us in May 2021.
(3)

Represents an award of                  shares of restricted common stock distributed in respect of Value A Units of Holdings. Fifteen percent (15%) of the shares vested on August 16, 2018. The remaining shares vest thereafter in forty-six (46) substantially equal monthly installments such that one hundred percent (100%) shall be vested on June 16, 2022. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

(4)

Represents an award of                  shares of restricted common stock distributed in respect of Value B Units of Holdings. Fifteen percent (15%) of the shares vested on August 16, 2018. The remaining shares vest in forty-six (46) substantially equal monthly installments such that one hundred percent (100%) shall be vested on June 16, 2022. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

(5)

Represents an award of                  shares of restricted common stock distributed in respect of Value C Units of Holdings. Fifteen percent (15%) of the shares vested on August 16, 2018. The remaining shares vest in forty-six (46) substantially equal monthly installments such that one hundred percent (100%) shall be vested on June 16, 2022. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

(6)

Represents an award of                  shares of restricted common stock distributed in respect of Value D Units of Holdings. Fifteen percent (15%) of the shares vested on August 16, 2018. The remaining shares vest in forty-six (46) substantially equal monthly installments such that one hundred percent (100%) shall be vested on June 16, 2022. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

(7)

Represents an award of                  shares of restricted common stock distributed in respect of Value A Units of Holdings. Twenty-five percent (25%) of the shares vested on October 18, 2019. The remaining shares vest in thirty-six (36) substantially equal monthly installments such that one hundred percent (100%) shall be vested on October 18, 2022. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

(8)

Represents an award of                  shares of restricted common stock distributed in respect of Value B Units of Holdings. Twenty-five percent (25%) of the shares vest on October 18, 2019. The remaining shares vest in thirty-six (36) substantially equal monthly installments such that one hundred percent (100%) shall be vested on October 18, 2022. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

(9)

Represents an award of                  shares of restricted common stock distributed in respect of Value C Units of Holdings. Twenty-five percent (25%) of the shares vest on October 18, 2019. The remaining shares vest in thirty-six (36) substantially equal monthly installments such that one hundred percent (100%) shall be vested on October 18, 2022. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

10)

Represents an award of                  shares of restricted common stock distributed in respect of Value D Units of Holdings. Twenty-five percent (25%) of the shares vest on October 18, 2019. The remaining shares vest in thirty-six (36) substantially equal monthly installments such that one hundred percent (100%) shall be vested on October 18, 2022. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

(11)

Represents an award of                  shares of restricted common stock distributed in respect of Value A Units of Holdings. Twenty-five percent (25%) of the shares vest on September 23, 2021. The remaining shares vest in thirty-six (36) substantially equal monthly installments such that one hundred percent (100%) shall be vested on September 23, 2024. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

(12)

Represents an award of                  shares of restricted common stock distributed in respect of Value B Units of Holdings. Twenty-five percent (25%) of the shares vest on September 23, 2021. The remaining shares vest in thirty-six (36) substantially equal monthly installments such that one hundred percent (100%) shall be vested on September 23, 2024. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

(13)

Represents an award of                  shares of restricted common stock distributed in respect of Value C Units of Holdings. Twenty-five percent (25%) of the shares vest on September 23, 2021. The remaining shares vest in thirty-six (36) substantially equal monthly installments such that one hundred percent (100%) shall be vested on September 23, 2024. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

(14)

Represents an award of                  shares of restricted common stock distributed in respect of Value D Units of Holdings. Twenty-five percent (25%) of the shares vest on September 23, 2021. The remaining shares vest in thirty-six (36) substantially equal monthly installments such that one hundred percent (100%) shall be vested on September 23, 2024. Upon an exit event, one hundred percent (100%) of the then unvested shares shall vest immediately prior to such exit event.

Employee Benefits and Equity Compensation Plans

2021 Stock Option and Incentive Plan

In connection with this offering, in July 2021, our board of directors, upon the recommendation of the compensation committee of the board of directors, adopted our 2021 Stock Option and Incentive Plan, or the 2021 Plan, which was subsequently approved by our stockholders. The 2021 Plan is expected to become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2021 Plan will provide flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

Following the consummation of this offering, our board of directors currently intends to grant awards under the 2021 Plan to our employees to promote employee retention, to be determined by the consideration of various factors, including market compensation levels for the applicable role, the value of awards held by the employee (including the value received by the employee as a result of the Corporate Reorganization, which will be impacted by our initial public offering price) and consideration of whether such awards provide adequate retention incentive to the employee.

We will initially reserve                shares of our common stock, or the Initial Limit, for the issuance of awards under the 2021 Plan. The 2021 Plan provide will provide that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by four percent (4%) of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number determined by our compensation committee, or the Annual Increase. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2021 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2021 Plan will be added back to the shares of common stock available for issuance under the 2021 Plan.

The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase for such year or                shares of common stock.

The grant date fair value of all awards made under our 2021 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $750,000, provided, however, that such amount shall be $1,000,000 for the calendar year in which the non-employee director is initially elected or appointed to the board.

The 2021 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Plan. Persons eligible to participate in the 2021 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2021 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, or the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted common stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or service relationship with us through a specified vesting period. Our compensation committee will also be permitted to grant shares of common stock that are free from any restrictions under the 2021 Plan. Unrestricted common stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant cash bonuses under the 2021 Plan to participants, subject to the achievement of certain performance goals.

The 2021 Plan will provide that upon the effectiveness of a “sale event,” as defined in the 2021 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2021 Plan. To the extent that awards granted under our 2021 Plan are not assumed or continued or substituted by the successor entity, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the compensation committee’s discretion or to the extent specified in the relevant award certificate. Upon the effective time of the sale event, all outstanding awards granted under the 2021 Plan will terminate to the extent not assumed, continued or substituted. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2021 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors will be permitted to amend or discontinue the 2021 Plan and our compensation committee will be permitted to amend the exercise price of options and amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2021 Plan will require the approval of our stockholders. The administrator of the 2021 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.

No awards will be granted under the 2021 Plan after the date that is 10 years from the date of stockholder approval. No awards under the 2021 Plan have been made prior to the date of this prospectus.

Employee Stock Purchase Plan

In connection with this offering, in July 2021, our board of directors, upon the recommendation of the compensation committee of the board of directors, adopted the 2021 Employee Stock Purchase Plan, or ESPP, which will be subsequently approved by our stockholders. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of                shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter through January 1, 2031, by the least of (i) one percent (1%) of the outstanding number of shares of our common stock on the immediately preceding December 31, (ii)                shares or (iii) such number of shares of common stock as determined by the ESPP administrator. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees whose customary employment is for more than 20 hours per week (or such lesser number of hours per week as the compensation committee shall determine in advance of an offering) and who have completed such period of service prior to the offering date as the compensation committee may require (but in no event will the required period of continuous employment be equal to or greater than two (2) years) are eligible to participate in the ESPP. However, any participating employee who would own 5% or more of the total combined voting power or value of all classes of stock after an option were granted under the ESPP would not be eligible to purchase shares under the ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will begin on such dates as determined by the compensation committee and, unless otherwise determined by the compensation committee, will continue for one year periods, referred to as offering periods. The compensation committee may provide for one or more purchase periods in each offering period. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares of our common stock by authorizing payroll deductions of up to fifteen percent (15%) of his or her base compensation during an offering period (or such other percentage as the compensation committee may establish from time to time before an offering begins). Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares of our common stock on the first business day or the last business day of the purchase period, whichever is lower (or such greater percentage as designated by the compensation committee from time to time). Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the offering period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

Senior Executive Cash Incentive Bonus Plan

In July 2021, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, revenue, corporate revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, client satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of clients, number of new clients or client references, research and development, billings, bookings, new bookings or renewals, operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate to account for unforeseen factors beyond management’s control that affected corporate performance.

Retirement Plans

We maintain a tax-qualified 401(k) retirement plan for eligible employees in the United States to save for retirement on a tax-advantaged basis. Under our 401(k) plan, employees may elect to defer up to 92% of their eligible plan year compensation subject to applicable annual limits set pursuant to the Internal Revenue Code. Our 401(k) plan permits participants to make both pre-tax and certain after-tax (Roth) deferral contributions. The retirement plan is intended to qualify under Section 401(a) of the Internal Revenue Code. We may make a discretionary matching contribution equal to a uniform percentage or dollar amount of elective deferrals each Plan Year. Each year, the Company will determine the formula for the discretionary matching contribution. In 2020, the discretionary match calculation was 50% per $1 contributed, up to 4% of Plan compensation, but not to exceed $3,600.00. Employees are 100% vested in their contributions to the 401(k) plan.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during fiscal year 2020.

Other Benefits

Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.

Indemnification of Officers and Directors

We have agreed to indemnify our directors and executive officers in certain circumstances. See “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

DIRECTOR COMPENSATION

We did not pay any compensation or make any equity awards to any person who served as a non-employee member of our board of directors during the year ended December 31, 2020. As of December 31, 2020, Anthony Gabriel, John Nehra, and Kavita Patel each held the following number of unvested value units: 13,744 Value A Units, 8,085 Value B Units, 14,083 Value C Units, and 17,101 Value D Units. Mohamad Makhzoumi, Andrew Adams, and Peter Hudson held no unvested value units or other equity awards as of December 31, 2020. Christopher Miller, our Chief Executive Officer, received no additional compensation for his service as a director. See the section titled “Executive Compensation” for more information on the compensation paid to or earned by Mr. Miller for the year ended December 31, 2020. We reimburse non-employee members of our board of directors for reasonable travel and out-of-pocket expenses incurred in attending meetings of our board of directors and committees of our board of directors.

In connection with the Corporate Reorganization, holders of outstanding value units, including our directors, will receive a distribution of shares of common stock and restricted common stock of Everside Health Group, Inc. The holders of the portion of the outstanding value units that have vested as of the time of the Corporate Reorganization will receive a distribution of shares of common stock and holders of the remaining portion of unvested outstanding value units will receive a distribution of shares of restricted common stock in redemption of such unvested value units. As a result, we will issue shares of common stock and restricted common stock to certain of our directors in connection with the Corporate Reorganization. The shares of restricted common stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the value units from which such shares were converted, and subject to the Company’s right of repurchase. See “Corporate Reorganization.” The number of shares of restricted common stock and common stock to be issued to our directors in connection with the Corporate Reorganization is set forth in the table below (assuming an initial public offering price of $             per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

Name	Number of Value A Units	Number of Shares of Restricted Stock	Number of Shares of Common Stock	Number of Value B Units	Number of Shares of Restricted Stock	Number of Shares of Common Stock	Number of Value C Units	Number of Shares of Restricted Stock	Number of Shares of Common Stock	Number of Value D Units	Number of Shares of Restricted Stock	Number of Shares of Common Stock
Anthony Gabriel
John Nehra
Kavita Patel

A $1.00 increase in the assumed initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would change the number of shares of stock distributed to our directors in respect of their value units by         %. Conversely, a $1.00 decrease in the assumed initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would change the number of shares of stock distributed to our directors in respect of their value units by         %.

Non-Employee Director Compensation Policy

In connection with this offering, we intend to adopt a non-employee director compensation policy that will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is a part is declared effective. The policy will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering as set forth below:

Position	Annual Retainer
Board of Directors:
Members	$60,000
Non-Executive Chair	$50,000
Audit Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000
Compensation Committee:
Members (other than chair)	$5,000
Retainer for chair	$7,500
Nominating and Corporate Governance Committee:
Members (other than chair)	$3,000
Retainer for chair	$6,000

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors for their attendance at meetings of our board of directors or any committee thereof.

IPO Equity Grants

We intend to grant equity awards to certain of our employees and non-employee directors immediately following the effectiveness of the registration statement of which this prospectus is a part. The IPO Equity Grants will be comprised of restricted stock unit awards and will be granted under our 2021 Plan. The restricted stock units will vest and settle over four years, with 25% vesting on the first anniversary of the applicable vesting commencement date and the remainder vesting in 12 equal quarterly installments thereafter. We expect to grant up to an aggregate of             restricted stock units, with Wouleta Ayele and Michael Strautmanis receiving             and             restricted stock units, respectively, assuming an initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus). The actual number of restricted stock units to be granted will be determined based on the actual initial offering price per share in this offering. If the actual initial offering price exceeds $             per share, we will grant less than an aggregate of              restricted stock units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018, and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or is expected to exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

NEA/Paladina Acquisition

On June 1, 2018, investment funds managed by NEA acquired, indirectly through Holdings and us, all of the outstanding equity interests of DaVita DPC Holding Co., LLC (now known as Paladina DPC Holding Co., LLC) for an aggregate purchase price of approximately $60.0 million in cash. The acquisition was consummated pursuant to the terms of an Equity Purchase Agreement, dated May 24, 2018, by and among DaVita DPC Holding Co., LLC, the Company, Total Renal Care, Inc., DaVita Inc. and us. At the time of the acquisition, investment funds affiliated with NEA, together with our CEO, Chris Miller, entered into the Everside Health Holdings, LLC Limited Liability Company Agreement, or LLC Agreement, setting forth the nature of each party’s ownership interests in Holdings and governing the election of managers, rights to participate in future financings, transfers of equity interests, rights to distributions, indemnification of specified persons, voting rights and approval requirements for specified corporate actions.

In connection with the acquisition, we entered into the Management Consulting Agreement with NEA Management Company LLC to provide certain management consulting and advisory services. The Management Consulting Agreement will terminate at the closing of this offering. As agreed upon in the Management Consulting Agreement, we will reimburse NEA Management Company LLC for any reasonable travel expenses, reasonable out-of-pocket legal fees, and other reasonable out-of-pocket fees and expenses that have been incurred by NEA Management Company LLC in connection with their rendering of any services under this agreement. As amended, the Management Consulting Agreement provides for certain payments to be made to NEA Management Company LLC in connection with certain material transactions, which include certain acquisitions, mergers, divestitures, reorganizations, refinancings, recapitalizations, consolidations, asset or securities sales or other similar transactions, and in connection with our initial public offering, NEA Management Company LLC will be entitled to a fee equal to 2% of the shares of our common stock outstanding immediately prior to the consummation of our initial public offering, payable in shares of our common stock. To date, NEA Management Company LLC has not received any fees under this agreement. At the closing of this offering NEA Management Company LLC will receive          shares of our common stock.

Promissory Note

On August 17, 2018, Holdings entered into a Secured Promissory Note with Chris Miller, our CEO, in the amount of $350,000 for the purchase of 350,000 Common Units. As of July 2, 2021, the Secured Promissory Note has been repaid in full.

Joint Ventures

Gateway Direct Primary Care JV, LLC

On July 26, 2019, our subsidiary, Paladina DPC Holding Co., LLC, entered into the limited liability company agreement of Gateway Direct Primary Care JV, LLC, or Gateway, pursuant to which Paladina DPC Holding Co., LLC holds 55% of the membership interests and FPP, Inc. holds the remaining 45% of the membership interests. The term of this joint venture commenced upon the filing of the certificate of formation on July 26, 2019 in accordance with the Delaware Limited Liability Company Act, and will continue until termination and dissolution of Gateway upon the earliest of the members’ unanimous determination to dissolve Gateway, a sale of all or substantially all of Gateway’s assets or the entry of a decree of dissolution of Gateway under applicable law. The purpose and business of Gateway is, among other things, to develop and operate new direct to employer primary care medical facilities in the City of St. Louis, St. Louis County, St. Charles County, and Jefferson County, Missouri. Concurrently with the entry into the limited liability company agreement of Gateway, our subsidiary, Everside Health, LLC, entered into a Master Services Agreement, or the Gateway Services Agreement, with Gateway, whereby Everside Health, LLC provides certain management and administrative services to Gateway in exchange for 10% of the net revenue of each facility operated by Gateway. As of December 31, 2020, Everside Health, LLC has received $1.2 million in compensation pursuant to the Gateway Services Agreement.

Integrated Direct Primary Care, LLC

On March 2, 2020, Paladina DPC Holding Co., LLC entered into the limited liability company agreement of Integrated Direct Primary Care, LLC, or Integrated, pursuant to which Paladina DPC Holding Co., LLC holds 60% of the membership interest and Catholic Health Initiatives National Services holds the remaining 40% of the membership interests. The term of this joint venture commenced upon the filing of the Articles on April 14, 2020, in accordance with the Arizona Act and will continue until termination and dissolution of Integrated upon the earliest of the members’ unanimous determination to dissolve Integrated, a sale of all or substantially all of Gateway’s assets or the entry of a decree of dissolution of Integrated under applicable law. The purpose and business of Integrated is, among other things, to develop and operate new direct to employer primary care clinics and pursue other value-based care arrangements in Las Vegas, Nevada. Concurrently with the entry into the limited liability company agreement of Integrated, Everside Health, LLC entered into a Master Services Agreement, or the Integrated Services Agreement, with Integrated, whereby Everside Health, LLC provides certain management and administrative services to Integrated in exchange for 10% of the net revenue of each facility operated by Integrated. As of December 31, 2020, Everside Health, LLC has received no compensation pursuant to the Integrated Services Agreement.

Equity Financings

On June 1, 2018, Holdings entered into a Unit Purchase Agreement with New Enterprise Associates 16, LP, and certain of its affiliated investment funds, or hereinafter collectively referred to as NEA Funds, a holder of more than 5% of our outstanding capital stock, for the purchase of 70,000,000 Voting Common Units, at a purchase price of $1.00 per Voting Common Unit, for a total purchase price of $70 million.

On July 9, 2018, Holdings entered into a series of Unit Purchase Agreements to sell an aggregate of approximately $2.8 million of its Voting Common Units at a purchase price of $1.00 per Voting Common Unit, which included sales to certain of our directors and officers. The following table summarizes purchases of its Voting Common Units by our directors and officers and their affiliated entities:

Stockholder	Number of Voting Common Units	Aggregate Purchase Price
John Nehra Revocable Trust UAD 9/23/09 John M Nehra Jr. & Susan L. Nehra TTEES.	400,000	$400,000.00
Christopher Miller	150,000	$150,000.00
Kavita Patel	100,000	$100,000.00
Anthony Gabriel	75,000	$75,000.00

On August 17, 2018, Holdings entered into a Unit Purchase Agreement with Christopher Miller, our CEO, for the purchase of 350,000 Voting Common Units, at a purchase price of $1.00 per Voting Common Unit, for a total purchase price of $350,000, which amount was paid for with the promissory note described above.

On August 17, 2018, Holdings entered into a Unit Purchase Agreement to sell an aggregate of $20 million of its Voting Common Units at a purchase price of $1.00 per Voting Common Unit, with the option to require the purchasers to purchase up to an additional $145 million of its Voting Common Units, in the aggregate, at the same purchase price, or the Equity Line, in multiple closings which occurred upon the mutual consent of Holdings and the NEA Funds. The purpose of the Equity Line was to fund acquisitions and to provide capital for general corporate purposes. On December 15, 2018, Holdings sold $90 million of its Voting Common Units under the Equity Line in a subsequent closing and on October 15, 2020, Holdings sold the remaining $55 million of its Common Units under the Equity Line in a subsequent closing. The following table summarizes purchases of Voting Common Units under the Equity Line by holders of more than 5% of our outstanding capital stock and their affiliated entities:

Stockholder	Number of Voting Common Units	Aggregate Purchase Price
NEA Funds(1)	50,000,000	$50,000,000.00
Oak HC/FT Partners II, L.P.	40,000,000	$40,000,000.00
Future Fund(2)	35,000,000	$35,000,000.00
Greenspring Funds(3)	25,000,001	$25,000,001.00
Alta Partners NextGen Fund I, L.P.	15,000,000	$15,000,000.00

(1)	Consists of 41,666,667 Voting Common Units purchased by New Enterprise Associates 16, LP and 8,333,333 Voting Common Units purchased by NEA 15 Opportunity Fund, LP.
(2)	Purchased by The Northern Trust Company in its capacity as custodian for the Future Fund Investment Company No. 5 Pty Ltd.
(3)

Consists of 15,621,759 Voting Common Units purchased by Greenspring Opportunities V, L.P., 1,387,242 Voting Common Units purchased by Greenspring Opportunities V-D, L.P., 7,507,659 Voting Common Units purchased by Greenspring Global Partners VIII-A, L.P. and 492,341 Voting Common Units purchased by Greenspring Global Partners VIII-C, L.P.

On October 26, 2020, Holdings entered into a Unit Purchase Agreement to sell an aggregate of $20.0 million of its Voting Common Units at a purchase price of $2.71 per Common Unit. The following table summarizes purchases of its Voting Common Units thereunder by holders of more than 5% of our outstanding capital stock and their affiliated entities:

Stockholder	Number of Voting Common Units	Aggregate Purchase Price
New Enterprise Associates 16, LP	3,768,548	$10,212,765.96
Oak HC/FT Partners II, L.P.	1,256,183	$3,404,255.32
Greenspring Funds(1)	785,114	$2,127,659.58
Alta Partners NextGen Fund I, L.P.	471,069	$1,276,595.74
Future Fund(2)	1,099,160	$2,978,723.40

(1)

Consists of 490,595 Voting Common Units purchased by Greenspring Opportunities V, L.P., 43,283 Voting Common Units purchased by Greenspring Opportunities V-D, L.P., 15,462 Voting Common Units purchased by Greenspring Global Partners VIII-C, L.P., and 235,775 Voting Common Units purchased by Greenspring Global Partners VIII-A, L.P.

(2)	Purchased by The Northern Trust Company in its capacity as custodian for the Future Fund Investment Company No. 5 Pty Ltd.

Loans to PCs

On August 1, 2018, Healthstat provided a loan of up to $750,000 to one of our Professional Entities, Healthstat Wellness, Inc., or Healthstat Wellness, to assist Healthstat Wellness in servicing its patients. Interest on all amounts outstanding under this loan shall accrue interest at an annual rate equal to 2.45%. This loan is secured by a pledge of all of Healthstat Wellness’s assets, including deposit accounts, equipment, inventory, and goodwill.

Employment Agreements

We have entered into offer letters or employment agreements, as applicable, with our executive officers. For more information regarding the agreements with our named executive officers, see the section of the prospectus captioned “Executive Compensation.”

Other Transactions

Everside Health Holdings, LLC

Everside Health Holdings, LLC has granted Value A Units, Value B Units, Value C Units, and Value D Units of Holdings to our executive officers and certain of our directors. See “Executive Compensation—Treatment of Equity Interests in the Corporate Reorganization” and “Management—Non-Employee Director Compensation” for a description of these units. These units will receive a distribution of our common stock or restricted common stock, as applicable, in connection with the Corporate Reorganization that will be consummated immediately prior to the consummation of this offering.

Other than as described above in “Certain Relationships and Related Party Transactions”, since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Registration Rights Agreement

In connection with this offering, we intend to enter into a Registration Rights Agreement with certain holders of our common stock. The Registration Rights Agreement will provide such stockholders with rights with respect to the registration of their shares under the Securities Act. The registration rights set forth in the Registration Rights Agreement will terminate, with respect to any particular stockholder, on the earliest to occur of: (i) the closing of a Sale Event (as defined in the Registration Rights Agreement), (ii) the fifth (5th) anniversary of the consummation of our initial public offering, (iii) the closing of any merger or other transaction in which all outstanding shares of our capital stock are exchanged for securities registered under the Exchange Act and (iv) with respect to any holder of less than one percent (1%) of our shares of common stock then outstanding, such time following our initial public offering when such holder is able to freely trade its shares without restriction during a three-month period and without the need for registration under the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) and certain fees and disbursements of counsel of the holders of the shares of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

After 180 days following the effective date of the registration statement relating to our initial public offering, holders of a majority of shares of the Registrable Securities (as defined in the Registration Rights Agreement) then outstanding will be entitled to certain demand registration rights. If we determine in good faith that to effect such a demand registration would (i) materially interfere with a significant corporate transaction involving us, (ii) require premature disclosure of our material information or (iii) render us unable to comply with the Securities Act or the Exchange Act, we will have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

After the consummation of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately                shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan, (2) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of the Registrable Securities, (3) a registration relating to an SEC Rule 145 transaction or (4) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and, if requested within 20 days after notice of the registration is given, have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the consummation of this offering, the holders of up to approximately                shares of our common stock may make a request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3, so long as the request is received from stockholders representing a majority of shares of the Registrable Securities then outstanding and the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts, selling commissions and stock transfer taxes and certain fees and disbursements of counsel of the holders of the shares, of at least $500,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected such registration within the 6-month period preceding the date of the request. Additionally, if we determine in good faith that to effect such a demand registration would (i) materially interfere with a significant corporate transaction, (ii) require premature disclosure of material information or (iii) render us unable to comply with the Securities Act or the Exchange Act, we will have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 90 days.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the consummation of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, immediately prior to the consummation of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the consummation of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws and indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Policies and Procedures for Related Party Transactions

Following the consummation of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions”, which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

CORPORATE REORGANIZATION

We currently operate as a Delaware corporation under the name Everside Health Group, Inc. Everside Health Group, Inc. directly and indirectly holds all of the equity interests in our operating subsidiaries, and is wholly-owned by Everside Health Holdings, LLC. Immediately prior to the consummation of this offering, the equity of Everside Health Group, Inc. held by Everside Health Holdings, LLC will be distributed to the members of Everside Health Holdings, LLC, which we expect will then dissolve. In this prospectus, we refer to all of the transactions related the distribution of our common stock and restricted common stock to the owners of Everside Health Holdings, LLC as the Corporate Reorganization. Following the Corporate Reorganization, we will remain a holding company and will continue to conduct our business through our operating subsidiaries.

In connection with the Corporate Reorganization, the holders of all of the outstanding equity interests in Everside Health Holdings, LLC (which are currently comprised of Common Units, Value A Units, Value B Units, Value C Units and Value D Units) will receive shares of common stock and restricted common stock of Everside Health Group, Inc. Holders of Common Units and/or vested Value A Units, Value B Units, Value C Units and Value D Units of Everside Health Holdings, LLC will receive shares of our common stock via a distribution of such shares of common stock from Everside Health Holdings, LLC. An aggregate of              shares of our common stock will be distributed to the holders of the outstanding Common Units and vested value units in the Corporate Reorganization. The specific allocations of common stock to be distributed to each such holder will be determined based on the initial public offering price per share in this offering. Holders of unvested outstanding Value A Units, Value B Units, Value C Units and Value D Units will receive shares of our restricted common stock in redemption of such unvested value units, which restricted common stock will be treated as having been granted under our 2021 Plan. As a result, holders of unvested value units will be treated as having received shares of restricted common stock under the 2021 Plan in connection with the Corporate Reorganization. The shares of restricted common stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the Value A Units, Value B Units, Value C Units and Value D Units with respect to which the shares of restricted common stock were distributed. An aggregate of              shares of our restricted common stock will be distributed to the holders of the unvested outstanding value units in redemption of such unvested value units in the Corporate Reorganization. The specific allocations of common stock to be distributed to each such holder will be determined, based on the initial public offering price per share in this offering.

The purpose of the Corporate Reorganization is to reorganize our corporate structure so that we are selling the common stock of an entity that is a corporation rather than a limited liability company to the public in this offering, while simultaneously preserving the economics of the various holders’ interests in Everside Health Holdings, LLC. Following the Corporate Reorganization, Everside Health Holdings, LLC will cease to hold any of our equity securities, and it is expected that Everside Health Holdings, LLC will be wound up and dissolved following this offering.

As a result of the Corporate Reorganization, Everside Health Group, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                , 2021 that, after the completion of the Corporate Reorganization, will be owned by:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                shares of our common stock outstanding as of                , 2021. We have based our calculation of the percentage of beneficial ownership after this offering on                shares of our common stock outstanding immediately after the consummation of this offering, assuming that the underwriters will not exercise their over-allotment option. Our calculations of the percentage of beneficial ownership in the table below, both prior to and after this offering, assume an initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus). The table below does not reflect any shares of common stock that directors and executive officers may purchase in this offering through the directed share program described under “Underwriters—Directed Share Program.” We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of                , 2021 and shares of our restricted common stock that have vested or will vest within 60 days of                , 2021 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

For information regarding material transactions between us and certain of our stockholders, see the section titled “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is Everside Health Group, Inc., 1400 Wewatta Street, Suite 350, Denver, Colorado 80202.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering		Percent of Total Voting Power After the Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Named Executive Officers and Directors:
Christopher T. Miller(1)
Heather Dixon(2)
Gaurov Dayal(3)
Tobias Barker, M.D.(4)
Joseph Mello(5)
Andrew Adams(6)
Anthony Gabriel(7)
Mohamad Makhzoumi(8)
Peter Hudson(9)
Kavita Patel(10)
John Nehra(11)
Sara Lewis(12)
Wouleta Ayele(13)
Michael Strautmanis(14)
Neil Flanagan(15)
All executive officers and directors as a group (14 persons)(16)
5% Stockholders:
NEA Funds (17)
Oak HC/FT Partners II, L.P.(18)
Future Fund(19)
Alta Partners NextGen Fund I, L.P.(20)
Greenspring Funds(21)

*	Represents less than one percent (1%).
(1)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(2)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(3)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(4)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(5)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(6)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(7)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(8)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(9)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(10)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .

(11)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(12)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(13)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(14)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: .
(15)	Consists of (i) shares of common stock and (ii) shares of restricted common stock subject to continued vesting as of , 2021, as follows: . Mr. Flanagan terminated his employment with us in May 2021.
(16)

Consists of (i)                shares of common stock beneficially owned by our current directors and executive officers and (ii)                shares of restricted common stock subject to continued vesting as of                , 2021, as follows:                .

(17)

Consists of (i)                shares of common stock held by New Enterprise Associates 16, LP, (ii)                shares of common stock held by NEA 15 Opportunity Fund, LP, (iii)                shares of common stock held by NEA Ventures 2018, LP and (iv)             shares of common stock issuable to NEA Management Company LLC pursuant to the Management Consulting Agreement in connection with this offering. See the section titled “Certain Relationships and Related Party Transactions— NEA/Paladina Acquisition.” The principal business address of the entities identified herein is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(18)	Consists of shares of common stock. The principal business address of Oak HC/FT Partners II, L.P. is .
(19)

Consists of                shares of common stock held by The Northern Trust Company in its capacity as custodian for the Future Fund Investment Company No. 5 Pty Ltd. The principal business address of the entities identified herein is                .

(20)	Consists of shares of common stock. The principal business address of Alta Partners NextGen Fund I, L.P. is .
(21)

Consists of                shares of common stock held by Greenspring Opportunities V, L.P.,                shares of common stock held by Greenspring Opportunities V-D, L.P.,                shares of common stock held by Greenspring Global Partners VIII-A, L.P. and                shares of common stock held by Greenspring Global Partners VIII-C, L.P. The principal business address of the entities identified herein is                .

The foregoing table assumes an offering price of $         per share of common stock, which is the midpoint of the price range set forth on the front cover of this prospectus. However, while the aggregate number of shares of common stock that will be held by existing owners will not change as a result of the initial public offering price per share in this offering the precise number of shares of common stock allocated to specific existing owners will differ from that presented in the table above if the actual initial public offering price per share differs from this assumed price.

A $1.00 increase in the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would change the number of shares of stock held by our executive officers and directors by         %. Conversely, a $1.00 decrease in the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would change the number of shares of stock held by our executive officers and directors by         %.

A $1.00 increase in the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would change the number of shares of stock held by our 5% Stockholders listed in the table above by         %. Conversely, $1.00 decrease in the assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would change the number of shares of stock held by our 5% Stockholders listed in the table above by         %.

DESCRIPTION OF CAPITAL STOCK

General

We plan to amend and restate our certificate of incorporation, as amended and restated, or Certificate of Incorporation, and our by-laws, as amended and restated, or Bylaws, immediately prior to the consummation of this offering. Below is a summary of the material terms and provisions of our Certificate of Incorporation and our Bylaws as expected to be in effect and affecting the rights of our stockholders upon the completion of this offering, as well as relevant provisions of Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, our Bylaws and the Delaware General Corporation Law, or DGCL. Copies of our Certificate of Incorporation and Bylaws have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. References in this section to the “Company,” “we,” “us” and “our” refer to Everside Health Group, Inc. and not to any of its subsidiaries.

Immediately following the consummation of this offering, our authorized capital stock will consist of 520,000,000 shares of capital stock, $0.0001 par value per share, of which:

•	500,000,000 shares are designated as common stock; and

•	20,000,000 shares are designated as preferred stock.

As of                 , 2021, there were                shares of our common stock outstanding held by                  stockholders of record, and no shares of our preferred stock outstanding, assuming the completion of the Corporate Reorganization and the issuance by us of                  shares of our common stock to NEA pursuant to the Management Consulting Agreement, which will be effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, and the effectiveness of our amended and restated certificate of incorporation upon the completion of this offering.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, and any contractual limitations, the holders of our common stock are entitled to receive dividends out of funds then legally available, if any, if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

The holders of our common stock are entitled to one vote per share. Our common stock will vote as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Our stockholders do not have the ability to cumulate votes for the election of directors. Except in respect of matters relating to the election of directors, or as otherwise provided in our charter or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, director candidates must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our charter, our board of directors will have the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of our common stock. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. We currently have no plans to issue any shares of preferred stock.

Options

As of June 30, 2021, we did not have any options to purchase shares of our common stock outstanding.

Anti-Takeover Provisions in our Certificate of Incorporation and Bylaws

Certain provisions of our Certificate of Incorporation and Bylaws that will be effective as of the completion of this offering may have the effect of delaying, deferring or discouraging another person from attempting to acquire control of us. These provisions, which are summarized below, may discourage takeovers, coercive or otherwise. These provisions are also geared, in part, towards encouraging persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Board Size; Board of Directors Vacancies; Directors Removed Only for Cause.

Classified Board.     Our Certificate of Incorporation and Bylaws provide that our board of directors is classified into three classes of directors, with each class serving three-year staggered terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors.

Stockholder Action; Special Meeting of Stockholders.    Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors, our President or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our Bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting.    The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Amendment of Charter Provisions and Bylaws.    Our Bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the total number of directors that the company would have if there were no vacancies or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least two-thirds of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Any amendment of the above provisions in our Certificate of Incorporation will require approval by holders of a majority of our then outstanding common stock.

Issuance of Undesignated Preferred Stock.    Our board of directors has the authority, without further action by our stockholders, to designate and issue shares of preferred stock with rights and preferences, including super voting, special approval, dividend or other rights or preferences on a discriminatory basis. The existence of authorized but unissued shares of undesignated preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Choice of Forum

Our amended and restated bylaws that will become effective immediately prior to the consummation of this offering will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended or restated bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim that is governed by the internal affairs doctrine; provided, however, that the this provision shall not apply to any causes of action arising under the Securities Act or Exchange Act. In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these forum provisions. These forum provisions may impose additional costs on stockholders, may limit our stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the federal forum provision for Securities Act claims will be enforced, which may impose additional costs on us and our stockholders.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “EVSD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our common stock outstanding as of                , 2021, and after giving effect to the Corporate Reorganization and the issuance by us of                 shares of our common stock to NEA pursuant to the Management Consulting Agreement, a total of                shares of our common stock will be outstanding. Of these shares, all                shares of our common stock sold in this offering by us will be eligible for sale in the public market without restriction under the Securities Act, except that any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the conditions of Rule 144 described below.

In addition, a total of                shares of our common stock has been reserved for issuance under (i) the 2021 Plan, which includes                 shares of common stock underlying the restricted stock unit awards to be awarded as the IPO Equity Grants effective upon the completion of this offering, but does not include an aggregate of                  shares of our restricted common stock to be issued in respect of unvested value units in connection with the Corporate Reorganization, and (ii) the ESPP, which will equal approximately                 of the shares of our common stock outstanding immediately following this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under the 2021 Plan and the ESPP. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.

The remaining shares of our common stock will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities will be eligible for sale in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below, the provisions of our Registration Rights Agreement described under the section titled “Certain Relationships and Related Party Transactions—Registration Rights,” the applicable conditions of Rule 144 or Rule 701, and our insider trading policy, these restricted securities will be eligible for sale in the public market from time to time beginning 181 days after the date of this prospectus.

Lock-Up Agreements

We, our executive officers and directors and substantially all of the other holders of our common stock outstanding immediately prior to this offering have agreed or will agree to enter into lock-up agreements with the underwriters of this offering under which we and they have agreed or will agree that, subject to certain exceptions, without the prior written consent of Morgan Stanley and J.P. Morgan, we and they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. The consent of Morgan Stanley and J.P. Morgan are required to release any of the securities subject to these lock-up agreements.

Early Lock-up Expiration

For any holder of value units as of the date of his, her or its lock-up agreement, the terms of the lock-up agreement will expire with respect to a number of shares of common stock equal to 10% of such holder’s shares of common stock issued in respect of vested value units upon the completion of the Corporate Reorganization described herein that are subject to the restrictions set forth in the lock-up agreement, if certain conditions are met. If such conditions are met, these shares will become available for sale prior to the opening of trading on the third full trading day following the date on which all of the below conditions are satisfied. An Early Lock-Up Expiration Determination Date will occur if:

(1) such date is at least 90 days after the date of this prospectus;

(2) such date occurs after we have publicly furnished our earnings release on Form 8-K or filed our periodic report with the SEC for the quarter ended September 30, 2021;

(3) for 10 out of any 15 consecutive trading days ending on or prior to such date, the last reported closing price of our Class A common stock is at least 33% greater than the initial public offering price set forth on the cover page of this prospectus; and

(4) such date occurs in a broadly applicable period during which trading in our securities is permitted under our insider trading policy.

All remaining shares of common stock subject to the lock-up agreement and not released on the Early Lock-Up Expiration Date (if any) will be released 180 days after the date of this prospectus. Upon the request of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, we will announce the Early Lock-Up Expiration Date through a press release or Form 8-K at least two full trading days before it is effective. See “Underwriters” for a description of these lock-up agreements.

Rule 144

Rule 144 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our common stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the consummation of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our common stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of

Rule 144. However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

After the completion of this offering, the holders of                shares of our common stock will be entitled to certain rights with respect to the registration of such shares (and any additional shares acquired by such holders in the future) under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Certain Relationships and Related Party Transactions—Registration Rights” for a description of these registration rights.

Registration Statement

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by this registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates and any lock-up agreements. See the section titled “Executive Compensation” for a description of our equity compensation plans.

Directed Share Program

At our request, the underwriters have reserved up to     % of the shares for sale at the initial public offering price to our directors, officers, employees, business associates and related persons through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for shares purchased through the directed share program by certain of our officers and directors who have entered into lock-up agreements, shares purchased through the directed share program will not be subject to lock-up restrictions with the underwriters. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements described above with respect to the underwriting agreement shall govern with respect to their purchases. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of certain U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock issued pursuant to this offering by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment) within the meaning of Section 1221 of the Code. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or to differing interpretation, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	foreign trusts;

•	foreign estates;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•

partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States;

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code); and

•

“controlled foreign corporations” within the meaning of Section 957 of the Code, “passive foreign investment companies” within the meaning of Section 1297 of the Code and corporations that accumulate earnings to avoid U.S. federal income tax.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a non-resident alien individual or a foreign corporation, as such terms are defined in the Code.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “ —Gain on Disposition of Our Common Stock.” Subject to backup withholding requirements, the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate or another exception applies. To receive the benefit of a reduced treaty rate, a non-U.S. holder of our common stock must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. In addition, to the extent the taxes otherwise withheld on a distribution to a non-U.S. holder exceed the taxes ultimately owed by such non-U.S. holders (for example, if it later is determined that only a portion of such distribution should be treated as a dividend and a portion should have been treated as a non-taxable return of capital distribution), the non-U.S. holder may obtain a refund of such excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends paid to a non-U.S. holder that are treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or other applicable or successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes (subject to the exceptions described below).

A non-U.S. holder described in the first bullet point above will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses; provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the regular rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury Regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any distributions paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, sales or other dispositions of our common stock effected outside the United States by such a broker with substantial U.S. ownership or operations generally will result in information reporting and backup withholding unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and administrative guidance issued thereunder, which are commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on any dividends paid on common stock and, subject to the proposed U.S. Treasury Regulations described below, on the gross proceeds from a disposition of common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied to payments of gross proceeds from a sale or other disposition of our common stock, under proposed U.S. Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), withholding on payments of gross proceeds is not required. Although such regulations are not final, applicable withholding agents may rely on the proposed regulations until final regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
William Blair & Company, L.L.C.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                . In addition, the underwriters have agreed to reimburse us an amount equal to $                 for certain of our expenses that we have incurred in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on New York Stock Exchange under the trading symbol “EVSD.”

We, all directors and officers and the holders of substantially all of our outstanding securities have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

(1)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned by the holder or any other securities so owned convertible into or exercisable or exchangeable for shares of common stock, including, for the avoidance of doubt, all outstanding equity interests of Holdings, which are comprised of Common Units, Value A Units, Value B Units, Value C Units and Value D Units (such Value A Units, Value B Units, Value C Units and Value D Units, collectively, the “value units”; and such shares of common stock and other securities, collectively, the “Securities”);

(2)	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities (collectively, the “Lock-up Restrictions”); or

(3)	file any registration statement with the SEC relating to the offering of any Securities;

whether any such transaction described in (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, if the holder is a holder of value units as of the date of his, her or its lock-up agreement, a number of shares of common stock equal to 10% of the such holder’s shares of common stock issued in respect of vested value units upon the completion of the Corporate Reorganization described herein that are subject to the Lock-up Restrictions (the “Early Release Shares”), will be automatically released from such restrictions immediately prior to the opening of trading on the exchange on which the common stock is listed on the third full day on which the New York Stock Exchange is open for the buying and selling of securities (a “Trading Day”) following the date on which all of the following conditions are satisfied: (i) such date is at least 90 days after the date of this prospectus, (ii) such date occurs after we have publicly furnished our earnings release under Item 2.02 of Form 8-K for the quarter ended September 30, 2021 or has filed our quarterly report on Form 10-Q for such period, (iii) for any 10 Trading Days out of the 15-consecutive full Trading Day period ending on or prior to such date, the last reported closing price of our common stock on the New York Stock Exchange is at least 33% greater than the initial public offering price per share set forth on the cover of this prospectus and (iv) such date occurs in a broadly applicable period during which trading in the our securities is permitted under our insider trading policy. The remainder of the holder’s shares of common stock subject to the Lock-Up Restrictions and not released on the Early Lock-Up Expiration Date (if any) will be automatically released from such restrictions 180 days after the date of this prospectus. If requested by Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, we shall announce by a press release issued through a major news service, or on a Form 8-K, any Early Lock-Up Expiration Date at least two full Trading Days prior to the opening of trading on the Early Lock-Up Expiration Date.

Notwithstanding the Lock-up Restrictions, holders subject to Lock-up Restrictions may transfer the holder’s shares of common stock and other securities in the following transactions:

(1)

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

(2)

transfers of Securities (i) as a bona fide gift, or gifts, or for bona fide estate planning purposes; (ii) upon death or by will, testamentary document or intestate succession; (iii) to an immediate family member of the holder or to any trust for the direct or indirect benefit of the holder or one or more immediate family members of the holder; or (iv) if the holder is a trust, to any trustee or beneficiary of the holder or the estate of any such trustee or holder; provided each transferee, donee, or distributee shall sign and deliver a lock-up agreement; such transfer, distribution or disposition shall not involve a disposition for value; and no public announcement or filing shall be required or shall be voluntarily made during the restricted period;

(3)

provided the holder is a corporation, partnership, limited liability company, trust or other business entity, distributions, transfers or dispositions of Securities (i) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the holder, or to any investment fund or other entity controlled or managed by the holder or affiliates of the holder, or (ii) as part of a distribution, transfer or disposition without consideration by the holder to its stockholders, partners (general or limited), members, beneficiaries or other equity holders, or to the estates of any such stockholders, partners, beneficiaries or other equity holders; provided each transferee, donee, or distributee shall sign and deliver a lock-up agreement; such transfer, distribution or disposition shall not involve a disposition for value; and no public announcement or filing shall be required or shall be voluntarily made during the restricted period;

(4)

(i) the receipt by the holder from us of shares of common stock upon the exercise of options or warrants, insofar as such option or warrant is outstanding as of the date of this prospectus, is disclosed in the prospectus and would otherwise expire during the restricted period; or (ii) the transfer of Securities to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such securities, options or warrants to cover tax withholding obligations of the holder in connection with such vesting or exercise, insofar as such vesting event occurs during, or such option or warrant would otherwise expire during the restricted period, provided that the shares received upon exercise of the option or warrant are subject to the Lock-up Restrictions and that no public announcement or filing shall be required or shall be voluntarily made during the restricted period;

(5)

the establishment of a trading or distribution plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

(6)

the transfer of Securities that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, provided each transferee, donee or distributee shall sign and deliver a lock-up agreement; such transfer, distribution or disposition shall not involve a disposition for value; and no public announcement or filing shall be made during the restricted period, unless such filing is required and clearly indicates in the footnotes thereto that the transfer is by operation of law, court order, or in connection with a divorce settlement;

(7)	any transfer of common stock to us pursuant to contractual arrangements described in this prospectus under which we have, in connection with the termination of service of the holder, (A) the option to repurchase such shares or (B) a right of first refusal with respect to transfers of such shares, provided in the case of clauses (A) and (B) above, such contractual arrangement is in effect on the date of this prospectus, provided that no public announcement or filing shall be required or shall be voluntarily made during the restricted period;

(8)	sales of shares of common stock to the underwriters pursuant to the terms of the underwriting agreement;

(9)

the transfer of Securities in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction, that is approved by our board of directors, made to all holders of common stock involving a change of control, occurring after the Closing Date, provided that all of the holder’s Securities subject to the Lock-up Restrictions that are not so transferred, tendered or otherwise disposed of remain subject to the Lock-up Restrictions; and that in the event that such change of control is not completed, the securities owned by the holder shall remain subject to the Lock-Up Restrictions; and

(10)

the transfer, conversion, reclassification, redemption or exchange of any Securities pursuant to the Corporate Reorganization described herein, provided that any shares of common stock or securities convertible into or exercisable or exchangeable for common stock received in the Corporate Reorganization remain subject to the Lock-Up Restrictions;

The Lock-up Restrictions do not apply to us with respect to (1) the shares to be sold in this offering, (2) the issuance by us of shares of common stock upon the exercise of an option or warrant, or the conversion of a security outstanding on the date of this prospectus and as described in this prospectus, (3) grants of stock options, stock awards, restricted stock, restricted stock units or other equity awards and the issuance of common stock or securities convertible into or exercisable for common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors or consultants pursuant to the terms of a plan in effect on the date of this prospectus and as described in this prospectus, provided that such recipients enter into a lock-up agreement, (4) facilitating the establishment or amendment of a trading plan on behalf of our shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment or amendment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period, (5) the filing of any registration statement on Form S-8 relating to securities (i) granted or to be granted pursuant to any plan in effect on the date of this prospectus and described in this prospectus or (ii) otherwise eligible to be included on a registration statement on Form S-8 and described in this prospectus, (6) any shares of common stock transferred or distributed in connection with the Corporate Reorganization described herein, (7) our offer of or issuance of or agreement to issue common stock or securities convertible into, exercisable for or which are otherwise exchangeable for or represent the right to receive common stock in connection with an acquisition, merger, joint venture, strategic alliance, commercial or other collaborative relationship or the acquisition or license by us or any of our subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to any employee benefit plan as assumed by us in connection with any such acquisition or transaction, provided that the aggregate number of shares of common stock, securities convertible into, exercisable for or which are otherwise exchangeable for or represent the right to receive common stock that we may sell or issue or agree to sell or issue pursuant to clause (7) shall not exceed 10% of the total number of shares of our common stock outstanding immediately following the issuance of the shares contemplated by this offering, and provided further that such recipients enter into a lock-up agreement.

In addition, we and each such person have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Securities.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Directed Share Program

At our request, the underwriters have reserved up to     % of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Except for shares purchased through the directed share program by certain of our officers and directors who have entered into lock-up agreements, shares purchased through the directed share program will not be subject to lock-up restrictions with the underwriters. Any directed shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters affiliates against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of the shares reserved for the directed share program.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Hong Kong

Shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (QII)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired shares of our common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired shares of our common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore, the shares of our common stock are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001(Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (Exempt Investors), who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the Addressed Investors); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the Qualified Investors). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

Goodwin Procter LLP, Redwood City, California, which is acting as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters are being represented by Cooley LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements of Everside Health Group, Inc. as of December 31, 2020 and 2019 and for each of the years in the two-year period then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Healthstat as of November 1, 2020 and for the period from January 1, 2020 through November 1, 2020 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Healthstat as of December 31, 2019 and the year then ended included in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Cherry Bekaert LLP, independent auditors, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.eversidehealth.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

EVERSIDE HEALTH GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands, Except Share Data)

(Unaudited)

	As of June 30, 2021	As of December 31, 2020
Assets
Current assets:
Cash, cash equivalents, and restricted cash	$8,598	$18,377
Accounts receivable, net	26,612	25,803
Prepaid expenses and other current assets	4,516	4,920

Total current assets	39,726	49,100
Noncurrent assets:
Property and equipment, net	10,384	10,410
Goodwill	221,302	222,035
Intangible assets, net	49,260	53,018
Long-term receivables	294	360
Other noncurrent assets	604	280

Total assets	$321,570	$335,203

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$6,427	$8,077
Accrued compensation	8,838	7,357
Deferred revenue	13,733	13,130
Contingent consideration	34,461	29,547
Other accrued liabilities	8,189	6,291
Short-term portion of debt	—	780

Total current liabilities	71,648	65,182
Noncurrent liabilities:
Long-term debt	4,806	2,026
Client deposits	1,537	1,582
Deferred rent	1,710	1,681
Deferred income taxes, net	1,740	1,460
Other long-term liabilities	1,849	1,869

Total liabilities	83,290	73,800
Commitments and contingencies (Note 9)
Stockholder’s equity:
Common stock, $0.0001 par value, 10,000 shares authorized as of June 30, 2021 and December 31, 2020; 292 shares issued and outstanding as of June 30, 2021 and December 31, 2020.	—	—
Additional paid-in capital	294,774	294,774
Accumulated deficit	(56,543)	(33,532)
Non-controlling interest	49	161

Total stockholder’s equity	238,280	261,403

Total liabilities and stockholder’s equity	$321,570	$335,203

See accompanying notes to condensed consolidated financial statements

EVERSIDE HEALTH GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Thousands, Except Share and Per Share Data)

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
Revenue	$92,475	$46,735
Operating expenses:
Cost of care	60,371	29,557
Selling, general, and administrative expenses	49,026	18,715
Depreciation and amortization	5,826	2,943

Total operating expenses	115,223	51,215

Operating loss	(22,748)	(4,480)

Nonoperating income (expense):
Interest income	14	19
Interest expense	(94)	(188)

Total nonoperating expense	(80)	(169)

Consolidated net loss before taxes	(22,828)	(4,649)
Provision for income taxes	295	592

Consolidated net loss	(23,123)	(5,241)
Less: Net loss attributable to noncontrolling interest	(112)	(73)

Net loss attributable to Everside Health	$(23,011)	$(5,168)

Net loss attributable to Everside Health, per share:
Basic and diluted	$(78,805)	$(24,493)

Weighted-average common units:
Basic and diluted	292	211

See accompanying notes to condensed consolidated financial statements.

EVERSIDE HEALTH GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(Amounts in Thousands, Except Share Data)

(Unaudited)

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Non-controlling Interest	Total Equity
Balance—December 31, 2019	211	$—	$197,074	$(30,631)	$300	$166,743
Net loss	—	—	—	(5,168)	(73)	(5,241)

Balance—June 30, 2020	211	$—	$197,074	$(35,799)	$227	$161,502

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Non-controlling Interest	Total Equity
Balance—December 31, 2020	292	$—	$294,774	$(33,532)	$161	$261,403
Net loss	—	—	—	(23,011)	(112)	(23,123)

Balance—June 30, 2021	292	$—	$294,774	$(56,543)	$49	$238,280

See accompanying notes to condensed consolidated financial statements.

EVERSIDE HEALTH GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(23,123)	$(5,241)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	5,826	2,943
Loss on disposal of property and equipment	9	9
Deferred taxes	279	562
Contingent consideration valuation adjustments	4,914	—
Changes in operating assets and liabilities that provided (used) cash:
Accounts receivable	(809)	(1,798)
Prepaid expenses and other current assets	404	(750)
Accounts payable and accrued liabilities	2,304	1,496
Deferred revenue	603	1,273
Deferred rent	(101)	(6)
Other assets and liabilities	(163)	(385)

Net cash used in operating activities	(9,857)	(1,897)

Cash flows from investing activities
Purchase of property and equipment	(1,922)	(1,174)

Net cash used in investing activities	(1,922)	(1,174)

Cash flows from financing activities
Proceeds from debt	4,806	5,334
Repayments of debt	(2,806)	(10,000)

Net cash provided by (used in) financing activities	2,000	(4,666)

Net decrease in cash, cash equivalents, and restricted cash	(9,779)	(7,737)
Cash, cash equivalents, and restricted cash, beginning of period	18,377	17,402

Cash, cash equivalents, and restricted cash, end of period	$8,598	$9,665

Supplemental cash flow information
Cash paid for interest	$94	$188
Significant noncash transactions
Measurement period adjustment to goodwill (see Note 3)	$733	$—

See accompanying notes to condensed consolidated financial statements.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1. NATURE OF BUSINESS

Description of Business

Everside Health Group, Inc. (“Everside” or “the Company”) formerly NEAPH Acquisitionco, Inc. was formed in 2018 in the state of Delaware. The Company is a wholly owned subsidiary of Everside Health Holdings, LLC formerly Paladina Health Holdings, LLC (the “Parent”). In 2018, the Company acquired Paladina DPC Holding Co., LLC (“Paladina Holding”). Paladina Holding, a wholly owned subsidiary of the Company, is a holding company for Everside Health, LLC formerly Paladina Health, LLC and all other operating entities of Everside. On December 21, 2018, Paladina Holding acquired Activate Healthcare, LLC (“Activate”). On July 26, 2019, Paladina Holding entered into a joint venture, Gateway Direct Primary Care JV, LLC (“GDPC”), of which it has a 55% controlling ownership. On March 2, 2020, Paladina Holding entered into a joint venture, Integrated Direct Primary Care, LLC (“Integrated Direct”), of which it has a 60% controlling ownership. On November 2, 2020, Paladina Holding acquired Healthstat, Inc. (“Healthstat”). On July 12, 2021, Paladina Holding acquired R-Health, Inc.

Everside is engaged in the management and operation of direct primary care clinics. Everside is affiliated with several different medical professional corporations (the “PCs”) that employ, or have independent contractor relationships with, certain licensed providers with the qualifications, expertise, and experience to provide medical services through the clinics.

The PCs are formed with the primary purpose to operate as a physician group practice in line with applicable state rules and regulations, including the corporate practice of medicine. Client contracts are generally held by the Company’s operating subsidiaries, except in the states that prohibit the corporate practice of medicine. In those states, our client contracts are held by the PCs. Everside and the PCs typically enter into a Professional Services Agreement (“PSA”), which requires the PCs to provide healthcare services exclusively on behalf of Everside. In conjunction with the PSA, the PCs enter into a Management Services Agreement (“MSA”) with Everside, whereby Everside provides certain management services to the PCs. The Company does not own any of the PCs, rather they are owned by a sole shareholder, the Everside Chief Medical Officer. However, the PCs are consolidated by the Company. The Company intends to file a consolidated tax return on behalf of itself and the PCs.

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest model or voting interest model. The Company is required to first apply the variable interest model to determine whether the Company holds a variable interest in an entity, and if so, whether the entity is a variable interest entity, or VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity’s expected losses or right to receive the entity’s expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

The Company consolidates all VIEs for which it is the primary beneficiary. An entity is determined to be the primary beneficiary if it holds a controlling financial interest, which is defined as having (a) the power to direct

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the activities of the VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.

The Company determined that all entities subject to the consolidation guidance are VIEs for which it is the primary beneficiary. Currently, the Company has 4 PCs in its organizational structure, all of which have been determined to be VIEs.

The Company provides comprehensive primary care to employer and union clients to serve their employees and dependents. The Company strives to provide a differentiated patient experience, drive higher patient engagement, deliver improved healthcare outcomes, and, as a result, lower the total cost of care for clients.

The accompanying condensed consolidated financial statements include Everside; Everside Health, LLC; Activate; GDPC; Healthstat; Integrated Direct and the PCs. The minority interest of 45% in GDPC and 40% in Integrated Direct have been treated as noncontrolling interests in the accompanying condensed consolidated financial statements.

The Company has a history of losses and negative cash flows from operations. In addition, the Company expects to continue to incur operating losses for the foreseeable future as it continues its growth and expansion. As of June 30, 2021, the Company had cash of $8.6 million. After considering the unused balance on its credit facility and the additional financing available to the Company in addition to its existing cash on-hand, the Company has concluded that it will have sufficient working capital to fund operations for at least 12 months from the date these unaudited financial statements are issued.

Furthermore, the Company intends to pay down all of its existing debt, as discussed in Notes 7 and 12, with the proceeds of the Company’s initial public offering. In the event this offering is delayed, we intend to fund future cash requirements through one of the following or a combination thereof: a bridge facility, a new facility, or a private equity raise.

COVID-19 Pandemic and CARES Act

In March 2020, the World Health Organization declared the novel strain of Coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. Various policies were implemented by federal, state and local governments in response to the COVID-19 pandemic that caused many people to remain at home and forced the closure of, or limitations on, certain businesses, as well as suspended elective procedures by health care facilities. While some of these restrictions have been eased across the U.S. and most states have lifted moratoriums on non-emergency procedures, some restrictions remain in place. The Company continues to monitor operations and government recommendations and has made modifications to normal operations as a result of COVID-19, including enabling operational team members to work remotely, utilizing heightened cleaning and sanitization procedures, implementing new health and safety protocols and reducing non-essential travel.

The Company has considered information available to it as of the date of issuance of these condensed consolidated financial statements and is not aware of any specific events or circumstances that would require an update to its estimates or judgments, or an adjustment to the carrying value of its assets or liabilities. The accounting estimates and other matters assessed include, but were not limited to, allowance for doubtful accounts, purchase commitments, goodwill and other long-lived assets, contingent consideration, and revenue recognition. These estimates may change as new events occur and additional information becomes available. Actual results could differ materially from these estimates.

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On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act is aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions related to refundable payroll tax credits, deferment of the employer portion of social security payments, net operating loss carryback periods, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property. The Company has deferred $3.7 million related to the employer portion of social security payments as allowed under the CARES Act. The first half of the deferred amount will be paid in 2021, and is included within other accrued liabilities, and the second half will be paid in 2022, and is included within other long-term liabilities.

The COVID-19 pandemic has not had an impact on the Company’s ability to access capital or the terms available under any such credit facility.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair statement of the results for the interim periods presented have been included. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for any future interim period, the year ended December 31, 2021, or for any future year.

The condensed consolidated financial statements of the Company include all wholly-owned subsidiaries, the PCs, and joint ventures in which the Company has a controlling interest and is the primary beneficiary. For consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of the net income or loss allocable to the noncontrolling interest is reported as net income attributable to noncontrolling interest in the condensed consolidated statements of operations.

The condensed consolidated balance sheet at December 31, 2020 has been derived from the audited financial statements at that date, but does not include all of the disclosures required by U.S. GAAP. The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2020.

All significant intercompany transactions and balances have been eliminated upon consolidation, including those between wholly-owned subsidiaries and the consolidated variable interest entities.

Emerging Growth Company

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies, including extended transition periods available to private companies. The Company has elected to utilize this extended transition period and, as a result, new or revised accounting standards will be adopted based on the adoption dates required by private company accounting standards.

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Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. These estimates are based on current facts, historical and anticipated results, trends and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates. The Company evaluates its estimates on an ongoing basis.

Significant estimates and assumptions made by management include the determination of:

•	revenue recognition;

•	the fair value of assets and liabilities associated with business combinations;

•	the fair value of contingent consideration;

•	the impairment assessment of goodwill and intangible assets;

•	the recoverability of long-lived assets;

•	stock-based compensation expense and the fair value of awards issued; and

•	income tax uncertainties.

Accounts Receivable

Accounts receivable, net include amounts billed for services and memberships provided to subscribing clients. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Accounts receivables are written off once deemed uncollectible. As of June 30, 2021 and December 31, 2020, the allowance for doubtful accounts was $0.7 million and $0.3 million, respectively.

Revenue Recognition

ASC 606, Revenue from Contracts with Customers (“ASC 606”) requires companies to exercise more judgment and recognize revenue using a five-step process. The Company adopted ASC 606 using the modified retrospective method for all contracts effective January 1, 2019 and utilized the portfolio approach to group contracts with similar characteristics and analyzed historical cash collections trends. Under the modified retrospective method, the Company applied ASC 606 to contracts that were not complete as of January 1, 2019, prior periods were not adjusted. No cumulative effect adjustment in accumulated deficit was recorded as the adoption of ASC 606 did not materially impact the Company’s condensed consolidated financial statements or results of operations.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performed the following five steps: (i) Identify the contract(s) with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; and (v) Recognize revenue as the entity satisfies a performance obligation.

Revenue is generated from fees paid by customers who purchase access to services for their employees or members, and their dependents. The Company typically enters into longer-term written contracts with clients for

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two to five years, most of which are corporate clients, school districts, unions, or government agencies. The Company has concluded that its obligation is to stand ready to provide medical services to patients over the period covered by the client contract. The membership fees the clients pay are primarily to our wholly-owned subsidiaries. These membership fees are separate from the revenue received related to service agreements with the affiliated physician entities, which are eliminated upon consolidation and discussed in Note 4. In certain situations, including as influenced by statutory regulations, the affiliated physician entities, not the wholly-owned subsidiaries, are party to client contracts resulting in membership fee revenue. As the affiliated physician entities are consolidated under the VIE guidance, this membership fee revenue is included in the Company’s consolidated results.

The Company utilizes several different pricing models, described below, despite the nature, recognition methodology and collection of the revenue being the same in each of these pricing models. As the Company continues to scale and evolve its business, these pricing models and the relative significance of each may change in future periods. The Company does not manage its business according to these pricing models, as these are merely different pricing mechanisms which can be used interchangeably according to each individual client situation. Furthermore, contracts, regardless of pricing structure, are offered and utilized for the same customer base and are centrally implemented, managed and administered by a unified operations team. Financial results are not delineated by pricing model to drive decision-making or to allocate resources, and the associated fees and cash flows are not unique to the individual pricing models.

All-In, PMPM Contracts

For some of its contracts, the Company is paid a per member per month (“PMPM”) rate for each eligible employee or dependent of the client (each “members”). The Company records revenue in the month for which the PMPM rate applies for each member. The PMPM rate is based on a predetermined monthly contractual rate for each member regardless of the volume of primary care services provided. The PMPM rate varies based on services provided to the client.

All-In, Fixed Rate Contracts

For some of the Company’s primary care contracts, it is paid a fixed monthly rate for a set number of the clients’ members. The Company records revenue in the month for which the monthly rate applies. The fixed rate is based on a predetermined monthly contractual rate regardless of the volume of primary care services provided.

Opt-In, PMPM Contracts

For some of its contracts, the Company is paid a PMPM rate for each member who opts to enroll, or sign up, with Company. The Company records revenue in the month for which the PMPM rate applies for each member. The PMPM rate is based on a predetermined monthly contractual rate for each member regardless of the volume of primary care services provided. The PMPM rate varies based on services provided to the client.

Transparent Pricing Contracts

For some of its primary care contracts, the Company is paid based on a mark-up applied to the cost of primary care services provided, referred to as transparent pricing. Certain costs are charged on a line-item basis to the client and additional fees apply for management and other services the Company provides. The Company records revenue in the month the services are rendered to clients’ members.

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Revenue is reported at the amount that reflects the consideration the Company expects to be entitled in exchange for the provision of its primary care services to its clients. The Company’s contracts with clients have a single performance obligation that consists of a series of services for the provision of primary care services for the term of the contract. The majority of the Company’s transaction price relates specifically to its efforts to transfer the service for a distinct increment of the series and is recognized as revenue in the month in which members are entitled to primary care services.

Performance Guarantees

Related to some contracts included in the categories above, the Company agrees to certain performance guarantees, which provide the Company financial incentives to increase its accountability for the cost, quality and efficiency of the care provided to the population of members. The Company is paid the financial incentives when, for a given twelve-month measurement period, its performance on quality of care and utilization meets or exceeds the standards set by the clients as outlined in the contracts and when savings are achieved for healthcare costs associated with the population of client members. Conversely, the Company owes financial incentives to the client when the metrics are not met. The Company analyzes and reports to the client the activities during the measurement period using the agreed upon benchmarks, metrics and performance criteria to determine the appropriate payments to be made.

The Company estimates the transaction price by analyzing the activities during the relevant time period in contemplation of the agreed upon benchmarks, metrics, performance criteria, and attribution criteria based on those and any other contractually defined factors. Revenue is not recorded until the price can be estimated by the Company and to the extent that it is probable that a significant reversal will not occur once any uncertainty associated with the variable consideration is subsequently resolved.

Contract Liabilities

Payments received in advance are recorded as deferred revenue. As of June 30, 2021 and December 31, 2020, the Company’s deferred revenue related to these payments was $13.7 million and $13.1 million, respectively, and was entirely short-term and recorded in current liabilities in the accompanying condensed consolidated balance sheets. Significant changes to the deferred revenue balance during the six months ended June 30, 2021 and the year ended December 31, 2020 are as follows (in thousands):

	June 30, 2021	December 31, 2020
Beginning balance	$13,130	$11,177
Prior period deferred compensation recognized in current period	(13,130)	(11,177)
Invoiced but not recognized as revenue yet	13,733	13,130

Ending balance	$13,733	$13,130

Because all of its performance obligations relate to contracts with a duration of one year or less, the Company has elected to apply the optional exemption provided in ASC 606-10-50-14(a) and, therefore, is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

The Company makes an initial and ongoing evaluation of a client’s creditworthiness and may require payment in advance of the month of coverage. The credit risks assumed by the Company, and any billed amounts not expected to be collected for services rendered, represent bad debt expense.

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Upcoming Accounting Pronouncements

As the Company is an emerging growth company under the JOBS Act, and it has elected to utilize the extended transition period related to new or revised accounting standards, the following standards will be adopted based on the adoption dates required by private company accounting standards, including the option of any extended transition periods available.

The FASB issued ASU 2016-02, Leases, which will supersede the current lease requirements in ASC Topic 840, Leases (“ASC 840”). The ASU requires lessees to recognize a right-to-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. The reporting of lease-related expenses in the statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective fiscal years beginning after December 15, 2021 and will be applied using a modified retrospective transition method to either the beginning of the earliest period presented or the beginning of the year of adoption. The Company anticipates this guidance to have an impact on its assets and liabilities, as most of its operating lease commitments will be subject to the new standard and recognized as right-of-use assets and lease liabilities. The impact is not known or reasonably estimable at this time.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), amending how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance requires the application of a current expected credit loss (“CECL”) model which is a new impairment model based on expected losses. Under this model, an entity recognizes an allowance for expected credit losses based on historical experience, current conditions and forecasted information rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. This ASU is effective for interim and annual reporting periods beginning after December 15, 2022. The CECL model applies to trade accounts receivables. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. The Company is currently evaluating the potential impact of these changes on the condensed consolidated financial statements and related disclosures. This ASU applies to the Company’s trade accounts receivable.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for the Company’s annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the effect the adoption of ASU 2019-12 will have on its condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company’s accounting for the service element of a hosting arrangement that is a service contract is not affected by the proposed amendments and will continue to be expensed as incurred in accordance with existing guidance. This standard does not expand on existing disclosure requirements

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except to require a description of the nature of hosting arrangements that are service contracts. This standard is effective beginning after December 15, 2020. The Company is currently evaluating the potential impact of these changes on the condensed consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides temporary optional guidance for a limited time to ease the potential accounting effects of transitioning away from reference rates expected to be discontinued, such as the London Interbank Offered Rate (“LIBOR”). The ASU was effective on issuance on March 12, 2020. However, as there were no modifications to the Company’s agreements that reference LIBOR during the six months ended June 30, 2021 and 2020 (see Note 7), the adoption of the ASU is not expected to have an effect on the Company’s condensed consolidated financial statements.

NOTE 3. BUSINESS COMBINATIONS

Healthstat

On November 2, 2020 (“Closing Date”), the Company acquired 100% of the outstanding equity of Healthstat pursuant to the Stock Purchase Agreement dated October 7, 2020 (the “Acquisition”). Healthstat provides health and wellness services to patients based on a holistic approach, which encompasses services such as primary and preventative care, as well as physical therapy, prescription services, and health coaching. The Acquisition will allow for continued expansion of Everside’s footprint across the U.S. The total purchase price was $121.0 million.

In connection with the Acquisition, the Company recorded contingent consideration of $29.5 million as of the Closing Date related to a contingent consideration arrangement (the “Earnout”) under the Earnout provisions of the Stock Purchase Agreement. The amount of the Earnout is based on the achievement of certain revenue metrics within one year after the first day of the first month following the Acquisition Date and could range from between $0 and $33 million. The Earnout is payable if Healthstat clinic revenue is between $74.0 million and $85.0 million or greater than $85.0 million. No contingent consideration is payable if client and clinic revenue is less than $74.0 million. No contingent consideration would be required to be paid in connection with the Company’s initial public offering. The Earnout will be paid half in cash and half in common units of the Parent. Based on the valuation determined using the Monte Carlo Simulation, the fair value of the cash settled portion and the common unit settled portion of the Earnout was $14.0 million and $15.5 million, respectively, as of the Closing Date. The portion expected to be settled in cash, as well as the amount to be settled in the Parent’s common units, are liability-classified. The portion to be settled in common units is based on a specific dollar amount with a variable number of common units to be issued, which dictates that it should be classified as a liability with changes in fair value recorded as profit or loss. For the six months ended June 30, 2021, the Company recognized a loss of $4.9 million within selling, general and administrative expenses as result of an increase in the fair value of the contingent consideration. The settlement of common units is to be based on a fixed common unit price while the fair value calculation takes into account the common unit price upon the valuation date. To the extent the common unit price appreciates in value, the fair value of the common unit portion of the Earnout will also increase. Separately, consideration included $22.5 million of Parent’s common units upon the Closing Date.

The Company’s transaction costs in connection with the Acquisition were $1.6 million comprised of non-financing fees and expenses such as legal and accounting, which were expensed as incurred and are included in selling, general, and administrative expenses within the condensed consolidated statements of operations. The Company did not incur any debt as part of the Acquisition.

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The Acquisition was accounted for as a business combination in accordance with ASC Topic 805, Business Combinations (“ASC 805”) under which the assets acquired and the liabilities assumed by the Company were recorded at their respective fair values as of the Closing Date.

The excess of the consideration over the fair value of the net tangible and intangible assets acquired has been assigned to goodwill. The acquisition of Healthstat resulted in the recognition of $81.9 million of goodwill, which the Company believes consists primarily of synergies anticipated as a result of the acquisition, particularly as it relates to nationwide expansion. Goodwill created as a result of the acquisition is not deductible for tax purposes.

The fair value of the consideration transferred as part of the Company’s acquisition of Healthstat, the components of which, aside from cash paid, are level 3 measurements within the fair value hierarchy, is summarized as follows (in thousands):

Cash paid	$63,944
Equity consideration	22,500
Contingent consideration	29,547
Net working capital adjustment	(207)

Total fair value of consideration	$115,784

During the six months ended June 30, 2021, the Company finalized the net working capital adjustment in accordance with the Stock Purchase Agreement, resulting in a $0.7 million reduction to the fair value of consideration resulting in an equal reduction to goodwill.

The adjustments from the purchase price at the Closing Date to arrive at the total fair value of consideration are as follows (in thousands):

Purchase Price	$121,000
Acquisition Date fair value adjustment related to Earnout	(1,453)
Adjustments to seller’s indebtedness and working capital	(3,763)

Total fair value of consideration	$115,784

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Assets acquired and liabilities assumed are recorded based on valuations derived from estimated fair value assessments and assumptions, which are primarily level 3 inputs within the fair value hierarchy. While the Company believes that its estimates and assumptions underlying the valuations are reasonable, different estimates and assumptions could result in different valuations assigned to the individual assets acquired and liabilities assumed, and the resulting amount of goodwill. The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed (in thousands):

Cash	$869
Accounts receivable	14,207
Prepaid expenses and other current assets	690
Property and equipment	699
Intangible assets	30,000
Accounts payable	(4,105)
Accrued liabilities	(3,481)
Deferred income tax liability	(3,032)
Deferred revenue	(280)
Deferred rent	(164)
Other long-term liabilities	(1,481)

Total identifiable net assets	33,922
Goodwill	81,862

Total	$115,784

The fair value of the acquired receivables was determined to be the net realizable amount of the Closing Date book value of $14.2 million. The intangible assets acquired are customer relationships and the fair value was estimated using an income approach. The intangible asset has an estimated useful life of 12 years.

The purchase price allocation for the Acquisition is preliminary and subject to revision as additional information about the fair values of assets and liabilities become available, primarily related to the deferred tax liability assumed in connection with the Acquisition. Additional information that existed as of the acquisition date may impact the purchase price allocation, which may be adjusted during the measurement period of up to 12 months from the acquisition date.

NOTE 4. VARIABLE INTEREST ENTITIES

Using the variable interest model, the Company has concluded that the PCs meet the definition of VIEs, and that the Company is the primary beneficiary of these VIEs. The Company concluded that it is the primary beneficiary of the PCs as the management and professional services agreements provide it with (1) the power to direct nonmedical activities on which the PCs rely to operate their businesses and that most significantly impact their economic performance and (2) the obligation to absorb losses arising out of the business services that could potentially be significant to the PCs. As a result, the PCs have been included in the financial statements as consolidated variable interest entities. The consolidation of the PCs for financial reporting purposes does not change the legal and contractual relationships between the Company and the PCs. The Company does not hold any ownership interest in the PCs and does not employ the physicians or other practitioners in the PCs. The Company and its wholly owned subsidiaries do not practice medical services and are prohibited from doing so by the laws of each jurisdiction in which the Company operates.

PCs revenue primarily consist of amounts recognized related to providing professional services to the Company’s clinics. This revenue is eliminated upon consolidation. PCs revenue also includes membership fees

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from third party clients in states that prohibit the corporate practice of medicine. Operating expenses consist primarily of costs of care, depreciation, and selling, general, and administrative expenses. Costs of care include administrative personnel costs and patient care costs. Depreciation expense consists of the consolidated PCs’ property and equipment depreciation expense. Selling, general, and administrative expenses include facilities costs, travel expenses, advertising and marketing fees, and other general and administrative costs for medical staff.

After eliminations, the consolidation of the PCs had no impact on the Company’s total assets, liabilities, and stockholder’s equity.

The creditors and beneficial interest holders of the PCs have no recourse against the assets or general credit of the Company or its subsidiaries.

NOTE 5. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes to the Company’s goodwill balance during the six months ended June 30, 2021 and 2020 are as follows (in thousands):

	For the Six Months Ended June 30,
	2021	2020
Beginning balance	$222,035	$139,440
Adjustments to provisional amounts and other	(733)	—

Total goodwill	$221,302	$139,440

Intangible assets of the Company as of June 30, 2021 are summarized as follows (in thousands):

	Weighted average amortization period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Customer relationships	10 years	$61,285	$12,563	$48,722
Trade names	1 year	2,313	1,775	538

Total amortized intangible assets		$63,598	$14,338	$49,260

Intangible assets of the Company as of December 31, 2020 are summarized as follows (in thousands):

	Weighted average amortization period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Customer relationships	10 years	$61,285	$9,358	$51,927
Trade names	1 year	2,313	1,222	1,091

Total amortized intangible assets		$63,598	$10,580	$53,018

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Amortization expense for intangible assets was $3.8 million and $2.1 million for the six months ended June 30, 2021 and 2020, respectively. Future annual amortization expense is estimated as follows (in thousands):

Year Ending	Amount
2021—remaining	$3,743
2022	6,411
2023	6,411
2024	6,411
2025	6,411
Thereafter	19,873

Total	$49,260

NOTE 6. FAIR VALUE MEASUREMENTS

Financial assets and liabilities are recorded at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether such inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity.

The fair value hierarchy for the inputs to valuation techniques is summarized as follows:

Level 1—Observable inputs such as quoted prices (unadjusted) for identical instruments in active markets.

Level 2—Observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations whose significant inputs are observable.

Level 3—Unobservable inputs that reflect the reporting entity’s own assumptions.

Significant financial instruments not measured at fair value on a recurring basis include cash, accounts receivable, prepaid expenses, accounts payable, and accrued expenses. The condensed consolidated financial statement carrying amounts of these items approximate their fair values due to their short-term nature.

The estimated fair value of the Company’s debt is a level 3 measurement based on the remaining discounted cash flows and approximates the carrying value based on borrowing rates available to the Company as of June 30, 2021 and December 31, 2020.

The Healthstat acquisition purchase price includes an Earnout based on the achievement of certain revenue metrics to be met within one year after the first day of the first month following the acquisition date. The Company recognized a contingent consideration liability of $29.5 million as of the Closing Date related to the Earnout at its fair value as of the acquisition date that is remeasured at each reporting period. The fair value of the contingent consideration is determined using the present value of the consideration expected to be transferred as of the measurement date. This is a level 3 estimate as it is dependent on unobservable inputs, including management’s revenue forecasts and the value of the Company’s common units. A change in unobservable inputs could result in a significantly higher or lower fair value measurement. Changes in fair value are recorded as selling, general, and administrative expenses within the condensed consolidated statements of operations. As

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

of June 30, 2021, the fair value of the contingent consideration increased to $34.5 million as a result of a change in the credit valuation adjustment and the shorter time to payout, partially offset by a change in forecasted revenue. See Note 3 for further discussion.

NOTE 7. LONG-TERM DEBT

During 2018, the Company entered into a credit facility with Comerica Bank. The credit facility was secured by all of the Company’s assets and is composed of three facets: a formula-based revolving line of credit to support working capital, a term loan to support capital expenditures, and a $0.1 million corporate credit card facility to support daily operations. The agreement was amended during 2019, which increased the maximum borrowing amount to $10.0 million each for both the line and the term loan. During 2020, the Company paid the entire amount due on the revolving line of credit. Interest on outstanding balances was based on the bank’s prime rate plus an applicable spread. At the conclusion of the draw period for the term loan on February 28, 2021, principal and accrued interest were due in monthly installments continuing through February 21, 2024.

On March 25, 2021, the Company amended its credit facility with Comerica Bank, which increased the maximum borrowing amount to $40.0 million structured as a line of credit. This replaced the pre-existing agreement that included the line of credit, the term loan and the credit card facility. The $2.8 million previously outstanding on the term loan was transferred into the amended credit facility. Interest on outstanding balances is based on the bank’s prime rate plus an applicable spread. The effective interest rate was 3.75% and 3.25% at June 30, 2021 and 2020. Interest expense for the six months ended June 30, 2021 and 2020 was $0.1 million and $0.2 million, respectively.

Under the credit facility, as amended, the Company is subject to financial covenants if the aggregate borrowings are equal to or greater than $15.0 million as of the last day of any calendar month upon which the Company is required to maintain a minimum liquidity balance.

At June 30, 2021, the Company was in compliance with its financial covenants.

As of June 30, 2021 and December 31, 2020, the Company’s long-term debt included (in thousands):

	Original Maturity Date	2021	2020
Revolving line of credit	March 25, 2023	$4,806	$—
Term loan	February 21, 2024	—	2,806

Total outstanding debt		$4,806	$2,806

The Company’s future payment obligation under its debt agreement is the current balance of $4.8 million due upon maturity in 2023.

See Note 12 for discussion of an amendment to the Company’s credit facility entered into on July 12, 2021, along with discussion of the increase in borrowings subsequent to June 30, 2021.

NOTE 8. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”), which requires that income tax accounts be computed using the asset and liability approach. Under the asset and liability approach, the Company measures deferred tax assets and liabilities based on

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

temporary differences existing at each balance sheet date using currently enacted tax rates. The deferred tax calculation requires the Company to make certain estimates about future operations. Deferred tax assets are reduced by a valuation allowance when the Company believes it is more likely than not that some portion or all the deferred tax assets will not be realized. The effect of a change in tax rate is recognized as income or expense in the fiscal year that includes the enactment date.

ASC 740 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more likely than not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a fifty percent likelihood of being realized upon ultimate settlement.

At June 30, 2021, and December 31, 2020, the Company has no unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. The Company includes interest and penalties with income taxes in the accompanying condensed consolidated statement of operations. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. All of the Company’s tax years from 2018 through 2019 remain open to tax examination for both federal and state.

The provision for income taxes was $0.3 million and $0.6 million for the six months ended June 30, 2021 and 2020, respectively. The effective income tax rate was 1.3% and 12.7% for the six months ended June 30, 2021 and 2020, respectively. The provision for income taxes for the six months ended June 30, 2021 was primarily due to the increase of deferred tax liability associated with indefinite lived intangibles. As of June 30, 2021, the Company has provided a valuation allowance against federal and state deferred tax assets. The Company will maintain the valuation allowance against deferred tax assets until there is sufficient evidence to support a reversal. The reversal of a previously recorded valuation allowance will generally result in a benefit from income tax.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under operating leases primarily for clinic spaces and corporate offices, expiring at various dates through 2026. Base building rent expense under these leases was $2.4 million and $1.7 million for the six months ended June 30, 2021 and 2020, respectively.

In connection with some of the Company’s operating leases, the Company was granted lease incentives, including tenant improvement allowances. Deferred lease incentives reflected in the accompanying condensed consolidated balance sheets are amortized on a straight-line basis over the term of the leases. Deferred lease incentives totaled approximately $1.0 million and $1.1 million as of June 30, 2021 and December 31, 2020, respectively.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Future minimum annual commitments under these operating leases are as follows (in thousands):

2021—remaining	$2,314
2022	4,492
2023	3,969
2024	3,547
2025	3,016
Thereafter	1,231

$18,569

Litigation

California employee-related complaint

On June 21, 2021, the Company received notice that a former employee of an affiliate, Healthstat Wellness, Inc., informed the California Labor and Workforce Development Agency of their intention to file a class action suit in a California state court alleging that Healthstat Wellness, Inc. and Everside Health, LLC failed to provide non-exempt California employees with rest and meal breaks, overtime pay, minimum wage for all time worked, accurate wage statements, and timely payment of wages during and upon termination of employment. On July 28, 2021, the Company received the class action complaint that was filed. The court has not yet decided whether a class will be certified. The Company will vigorously defend itself in this matter. At this time, the Company is assessing the complaint and is not able to estimate what, if any, potential losses or other adverse effects to its business or financial condition may occur in the event of an unfavorable outcome. Potential losses, if any, may partially be covered by representations and warranties protection provided under the terms of the Healthstat acquisition and the transaction’s corresponding representations and warranties insurance policy.

Other litigation

The Company and its subsidiaries may from time to time be parties to legal or regulatory proceedings, lawsuits and other claims incident to their business activities. Such matters may include, among other things, claims for medical malpractice, assertions of contract breach, claims for indemnity arising in the course of the Company’s business, regulatory investigations or enforcement proceedings, and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to such matters as of June 30, 2021. However, based on management’s knowledge as of June 30, 2021, management believes that the final resolution of these matters known at such date, individually and in the aggregate, will not have a material adverse effect upon the Company’s condensed consolidated balance sheets, results of operations or cash flows.

Guarantees

The Company at times, is required by landlords to enter into guarantees upon entering into a lease. On those occasions, Paladina Holding will enter into a guarantee on behalf of the Company.

NOTE 10. EQUITY-BASED COMPENSATION

In 2018, the Parent entered into its Amended and Restated Limited Liability Company Agreement, which provided for the ability to issue value units as incentive equity awards to the Company’s employees and service

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

providers (including directors of the Company), and established the rules and procedures for issuing such awards (the “Incentive Plan”). Awards of value units under the Incentive Plan generally vest over a four-year period, provided that the recipient continues to be employed by or provide services to the Company throughout that period. Upon vesting, the holders of value units are entitled to receive distributions from Everside Health Holdings, LLC, if and to the extent declared, provided that such distributions, in the aggregate, exceed the applicable thresholds set forth in the Everside Health Holdings, LLC Amended and Restated Limited Liability Company Agreement for the applicable class of value units. Additionally, the value units have a vesting performance condition that is only met upon a change in control, such as an IPO. The total number of value units that are authorized for issuance under the Incentive Plan as of June 30, 2021 is 115.6 million. To date, as of June 30, 2021, awards consisting of 121.1 million value units had been granted and 12.8 million have been forfeited. The amount granted includes 59.2 million value units related to a top-up grant on April 2, 2021. This top-up grant was made to maintain consistent ownership percentages for value unit holders before and after the increase in authorized units from 35.0 million to 115.6 million on March 31, 2021. The fair value, vesting conditions, and award classifications are the same immediately before and after the grant. As a result, there will be no incremental compensation expense related to the top-up grant.

Distributions are to be allocated from the Company to value unit holders upon the occurrence of an exit event or upon designation by the board of directors. The distribution percentage for the value unit holders is calculated as a percentage determined by multiplying (i) a set percentage (based on the value units’ sub-class) by (ii) a fraction, the numerator of which is the number of issued, outstanding and vested value units in the sub-class, and the denominator of which is the total number of authorized vested value units in the sub-class.

The value units are equity-classified. The grant date fair value of all awards reflecting no adjustment to the fair value for the likelihood of an exit event is $14.0 million and is estimated based on a common stock valuation analysis. This valuation analysis estimates an equity value based on the rights and preferences of the value units relative to the Parent’s common units and considers assumptions such as remaining contractual term, risk-free interest rate and inputs related to guideline companies, such as volatility and lack of marketability factors.

Compensation expense for the unit awards granted is based on the fair value of the unit award at the time of the grant. However, as the performance condition is not probable of being met, no equity-based compensation expense is recorded for the six months ended June 30, 2021 and 2020.

Upon an exit event, such as an initial public offering, or IPO, the compensation expense recorded in the period of IPO based on the service-vested number of awards as of June 30, 2021 would be $1.8 million. The future compensation expense for which service has not vested as of June 30, 2021 would be $12.2 million, which is expected to be recognized over a weighted average period of 3.6 years.

	Number of Units	Weighted-Average Grant Date Fair Value Per Unit
Unvested, December 31, 2020	22,652,496	$0.09
Granted	92,863,848	$0.14
Vested	—	$—
Forfeited	(7,193,976)	$0.11

Unvested, June 30, 2021	108,322,368	$0.13

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, an officer of the Company purchased a membership interest with a note receivable for $0.4 million. During 2019, the individual received a retention bonus in the amount of $0.2 million, which was applied to the note receivable. The balance of the note receivable was $0.2 million at June 30, 2021 and December 31, 2020 and is reported as a contra equity amount. On July 2, 2021, the note was repaid in full.

The Company has a management fee arrangement with New Enterprise Associates 16, LP (“NEA”), a principal owner of 39% of total voting interests of the Company. This management fee entitles NEA to 2% of the value of the Company’s total implied equity value of all of its outstanding shares of common stock as of immediately prior to the consummation of this offering, payable in shares of the Company’s common stock.

NOTE 12. SUBSEQUENT EVENTS

Business Combination

On July 12, 2021, the Company acquired 100% of R-Health, Inc. pursuant to a Purchase Agreement dated July 2, 2021 for a purchase price of $35.0 million, subject to net working capital and other customary adjustments. Based in Elkins Park, Pennsylvania, R-Health, Inc. is a direct primary care provider operating health centers for employers in New Jersey and Pennsylvania. The R-Health acquisition allows for continued expansion of the Company’s footprint across these states. The Company paid $28.1 million in cash, excluding customary adjustments and fees associated with the transaction, and issued 1.7 million of its Parent’s common units, valued at $6.9 million. The acquisition of R-Health, Inc. is being accounted for using the purchase accounting method in accordance with the business combination guidance. Under the purchase accounting method, the total estimated purchase consideration of the acquisition is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their relative fair values as of the purchase date. The Company is in the process of allocating the purchase price consideration but, on a preliminary basis, expects approximately $0.8 million, $0.7 million and $0.5 million to be allocated to current assets, current liabilities and property and equipment, respectively. The Company is in the process of applying an income-based valuation approach to determine the fair value and useful life of the acquired customer relationships intangible asset based on the review of the underlying client contracts. The excess of consideration over the net tangible and identifiable intangible assets will be assigned to goodwill. Additional information that existed as of the acquisition date may impact the purchase price allocation, which may be adjusted during the measurement period, over a period not to exceed 12 months from the acquisition date.

The acquisition of R-Health does not qualify as significant pursuant to Rule 3-05 of Regulation S-X.

Credit Facility Amendment and Increase to Borrowings

On July 12, 2021, the Company amended the credit facility with Comerica Bank to increase the formula-based line of credit to $50 million. As of August 26, 2021, the outstanding borrowings under the credit facility totaled $37.4 million, comprised of the $29.6 million used to fund the R-Health Acquisition described above and the $2.8 million transferred from the term loan into the amended credit facility on March 25, 2021, along with a $2.0 million draw during the second quarter of 2021 and a $3.0 million draw during the third quarter of 2021 to fund working capital needs.

Healthstat Earnout Common Unit Settlement

On July 15, 2021, the Company settled the common unit portion of the Earnout contingent consideration related to the Healthstat acquisition as described in Note 3. The settlement resulted in an issuance of 5.9 million units of the Parent’s common units, with a fair value upon settlement of $19.2 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors

Everside Health Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Everside Health Group, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Denver, Colorado

May 14, 2021

EVERSIDE HEALTH GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands, Except Share Data)

	As of December 31,
	2020	2019
Assets
Current assets:
Cash, cash equivalents, and restricted cash	$18,377	$17,402
Accounts receivable, net	25,803	8,115
Prepaid expenses and other current assets	4,920	1,740

Total current assets	49,100	27,257
Noncurrent assets:
Property and equipment, net	10,410	5,978
Goodwill	222,035	139,440
Intangible assets, net	53,018	27,433
Long-term receivables	360	365
Other noncurrent assets	280	358

Total assets	$335,203	$200,831

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$8,077	$3,233
Accrued compensation	7,357	5,075
Deferred revenue	13,130	11,177
Contingent consideration	29,547	—
Other accrued liabilities	6,291	3,519
Short-term portion of debt	780	—

Total current liabilities	65,182	23,004
Noncurrent liabilities:
Long-term debt	2,026	7,533
Client deposits	1,582	1,354
Deferred rent	1,681	1,555
Deferred income taxes, net	1,460	642
Other long-term liabilities	1,869	—

Total liabilities	73,800	34,088
Commitments and contingencies (Note 12)
Stockholder’s equity:
Common stock, $0.0001 par value, 10,000 shares authorized as of December 31, 2020 and 2019; 292 and 211 shares issued and outstanding as of December 31, 2020 and 2019, respectively.	—	—
Additional paid-in capital	294,774	197,074
Accumulated deficit	(33,532)	(30,631)
Non-controlling interest	161	300

Total stockholder’s equity	261,403	166,743

Total liabilities and stockholder’s equity	$335,203	$200,831

See accompanying notes to consolidated financial statements.

EVERSIDE HEALTH GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Thousands, Except Share and Per Share Data)

	For the Years Ended December 31,
	2020	2019
Revenue	$113,375	$80,898
Operating expenses:
Cost of care	69,197	55,472
Selling, general, and administrative expenses	42,786	38,103
Depreciation and amortization	6,386	6,234

Total operating expenses	118,369	99,809

Operating loss	(4,994)	(18,911)

Nonoperating income (expense):
Interest income	37	32
Interest expense	(253)	(164)

Total nonoperating expense	(216)	(132)

Consolidated net loss before taxes	(5,210)	(19,043)
Provision for (benefit from) income taxes	(2,170)	604

Consolidated net loss	(3,040)	(19,647)
Less: Net loss attributable to noncontrolling interest	(139)	(60)

Net loss attributable to Everside Health	$(2,901)	$(19,587)

Net loss attributable to Everside Health, per share:
Basic and diluted	$(12,951)	$(92,829)

Weighted-average common units:

Basic and diluted	224	211

See accompanying notes to consolidated financial statements.

EVERSIDE HEALTH GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(Amounts in Thousands, Except Share Data)

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Non-controlling Interest	Total Equity
Balance—December 31, 2018	211	$—	$196,028	$(11,044)	$—	$184,984
Net loss	—	—	—	(19,587)	(60)	(19,647)
Contributed capital	—	—	1,246	—	—	1,246
Contributed capital joint venture	—	—	—	—	360	360
Related party member note receivable (see Note 14)	—	—	(350)	—	—	(350)
Payment on related party member note receivable	—	—	150	—	—	150

Balance—December 31, 2019	211	—	197,074	(30,631)	300	166,743
Net loss	—	—	—	(2,901)	(139)	(3,040)
Contributed capital	61	—	75,200	—	—	75,200
Equity consideration (see Note 3)	20	—	22,500	—	—	22,500

Balance—December 31, 2020	292	$—	$294,774	$(33,532)	$161	$261,403

See accompanying notes to consolidated financial statements.

EVERSIDE HEALTH GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(3,040)	$(19,647)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	6,386	6,234
Loss on disposal of property and equipment	60	46
Net purchase price adjustments to goodwill	—	495
Payment on note receivable with retention bonus	—	150
Membership interests issued with retention bonuses	—	182
Deferred taxes	(2,207)	1,066
Changes in operating assets and liabilities that provided (used) cash:
Accounts receivable	(3,481)	(1,237)
Prepaid expenses and other current assets	(2,491)	356
Accounts payable and accrued liabilities	1,662	2,077
Deferred revenue	1,897	2,097
Deferred rent	78	1,129
Other assets and liabilities	154	(221)

Net cash used in operating activities	(982)	(7,273)

Cash flows from investing activities
Purchase of property and equipment	(5,446)	(4,469)
Cash paid in acquisition of Healthstat, net of cash acquired	(63,075)	—

Net cash used in investing activities	(68,521)	(4,469)

Cash flows from financing activities
Proceeds from debt	5,278	5,533
Repayments of debt	(10,000)	—
Contributed capital	75,200	1,074

Net cash provided by financing activities	70,478	6,607

Net increase (decrease) in cash, cash equivalents, and restricted cash	975	(5,135)
Cash, cash equivalents, and restricted cash, beginning of period	17,402	22,537

Cash, cash equivalents, and restricted cash, end of period	$18,377	$17,402

Supplemental cash flow information
Cash paid for interest	$253	$164
Significant noncash transactions
Related party membership interests issued for a note receivable (see Note 14)	$—	$350
Contingent consideration (see Note 3)	$29,547	$—
Equity consideration (see Note 3)	$22,500	$—

See accompanying notes to consolidated financial statements.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Note 1. Nature of Business

Description of Business

Everside Health Group, Inc. (“Everside” or “the Company”) formerly NEAPH Acquisitionco, Inc. was formed in 2018 in the state of Delaware. The Company is a wholly-owned subsidiary of Everside Health Holdings LLC (the “Parent”). In 2018, the Company acquired Paladina DPC Holding Co., LLC (“Paladina Holding”). Paladina Holding, a wholly-owned subsidiary of the Company, is a holding company for Everside Health, LLC and all other operating entities of Everside. On December 21, 2018, Paladina Holding acquired Activate, LLC (“Activate”). On July 26, 2019, Paladina Holding entered into a joint venture, Gateway Direct Primary Care JV, LLC (“GDPC”), of which it has a 55% controlling ownership. On March 2, 2020, Paladina Holding entered into a joint venture, Integrated Direct Primary Care, LLC (“Integrated Direct”), of which it has a 60% controlling ownership. On November 2, 2020, Paladina Holding acquired Healthstat, Inc. (“Healthstat”).

Everside is engaged in the management and operation of direct primary care clinics. Everside is affiliated with several different medical professional corporations (the “PCs”) that employ, or have independent contractor relationships with, certain licensed providers with the qualifications, expertise, and experience to provide medical services through the clinics.

The PCs are formed with the primary purpose to operate as a physician group practice in line with applicable state rules and regulations, including the corporate practice of medicine. Client contracts are generally held by the Company’s operating subsidiaries, except in the states that prohibit the corporate practice of medicine. In those states, our client contracts are held by the PCs. Everside and the PCs typically enter into a Professional Services Agreement (“PSA”), which requires the PCs to provide healthcare services exclusively on behalf of Everside. In conjunction with the PSA, the PCs enter into a Management Services Agreement (“MSA”) with Everside, whereby Everside provides certain management services to the PCs. The Company does not own any of the PCs, rather they are owned by a sole shareholder, the Everside Chief Medical Officer. However, the PCs are consolidated by the Company. The Company files a consolidated tax return on behalf of itself and the PCs.

We determined that all entities subject to the consolidation guidance are VIEs for which we are the primary beneficiary. Currently, we have 4 PCs in our organizational structure, all of which have been determined to be VIEs. Please refer to Note 2 for further discussion around consolidation and variable interest entities.

The Company provides comprehensive primary care to employer and union clients to serve their employees and dependents. The Company strives to provide a differentiated patient experience, drive higher patient engagement, deliver improved healthcare outcomes, and, as a result, lower the total cost of care for clients.

The accompanying consolidated financial statements include Everside; Paladina Health, LLC; Activate; GDPC; Healthstat; Integrated Direct and the PCs. The minority interest of 45% in GDPC and 40% in Integrated Direct have been treated as noncontrolling interests in the accompanying consolidated financial statements.

COVID-19 Pandemic and CARES Act

In March 2020, the World Health Organization declared the novel strain of Coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. Various policies were implemented by federal, state and local governments in response to the COVID-19 pandemic that caused many people to remain at home and forced the closure of, or limitations on, certain businesses, as well as suspended

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

elective procedures by healthcare facilities. While some of these restrictions have been eased across the U.S. and most states have lifted moratoriums on non-emergency procedures, some restrictions remain in place. The Company continues to monitor operations and government recommendations and has made modifications to normal operations as a result of COVID-19, including enabling operational team members to work remotely, utilizing heightened cleaning and sanitization procedures, implementing new health and safety protocols and reducing non-essential travel.

The Company has considered information available to it as of the date of issuance of these consolidated financial statements and is not aware of any specific events or circumstances that would require an update to its estimates or judgments, or an adjustment to the carrying value of its assets or liabilities. The accounting estimates and other matters assessed include, but were not limited to, allowance for doubtful accounts, purchase commitments, goodwill and other long-lived assets, contingent consideration, and revenue recognition. These estimates may change as new events occur and additional information becomes available. Actual results could differ materially from these estimates.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act is aimed at providing emergency assistance and healthcare for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions related to refundable payroll tax credits, deferment of the employer portion of social security payments, net operating loss carryback periods, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property. The Company has deferred $3.7 million related to the employer portion of social security payments as allowed under the CARES Act. The first half of the deferred amount will be paid in 2021, and is included within other accrued liabilities, and the second half will be paid in 2022, and is included within other long-term liabilities.

The COVID-19 pandemic has not had an impact on the Company’s ability to access capital or the terms available under any such credit facility.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the Security Exchange Commission (“SEC”). The consolidated financial statements of the Company include all wholly-owned subsidiaries, the PCs, and joint ventures in which the Company has a controlling interest and is the primary beneficiary. For consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of the net income or loss allocable to the noncontrolling interest is reported as net income attributable to noncontrolling interest in the consolidated statements of operations.

All significant intercompany transactions and balances have been eliminated upon consolidation, including those between wholly-owned subsidiaries and the consolidated variable interest entities.

Emerging Growth Company

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

apply to private companies, including extended transition periods available to private companies. The Company has elected to utilize this extended transition period and, as a result, new or revised accounting standards will be adopted based on the adoption dates required by private company accounting standards.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. These estimates are based on current facts, historical and anticipated results, trends and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates. The Company evaluates its estimates on an ongoing basis.

Significant estimates and assumptions made by management include the determination of:

•	revenue recognition;

•	the fair value of assets and liabilities associated with business combinations;

•	the fair value of contingent consideration;

•	the impairment assessment of goodwill and intangible assets;

•	the recoverability of long-lived assets;

•	stock-based compensation expense and the fair value of awards issued; and

•	income tax uncertainties.

Consolidation and Variable Interest Entities

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest model or voting interest model. The Company is required to first apply the variable interest model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a variable interest entity (“VIE”). If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity’s expected losses or right to receive the entity’s expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

The Company consolidates all VIEs for which it is the primary beneficiary. An entity is determined to be the primary beneficiary if it holds a controlling financial interest, which is defined as having (a) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

As of December 31, 2020 and 2019, the Company determined that all entities subject to the consolidation guidance are VIEs for which the Company is the primary beneficiary.

The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. In evaluating whether the Company is the primary beneficiary, the Company evaluates its direct and indirect economic interests in the entity.

The Company consolidates Paladina Health, LLC; Activate; GDPC; Healthstat; and Integrated Direct under the voting interest model as the Company holds a majority voting interest in each entity. The minority interest of 45% in GDPC and 40% in Integrated Direct have been treated as noncontrolling interests in the accompanying financial statements.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash deposits are all in financial institutions in the United States. Cash and cash equivalents consisted of cash on deposit and investments in money market funds.

The following table presents the Company’s cash, cash equivalents, and restricted cash reported within the consolidated balance sheets as of December 31, 2020 and 2019 (in thousands):

	2020	2019
Cash and cash equivalents	$18,372	$17,402
Restricted cash	5	—

Total cash, cash equivalents and restricted cash	$18,377	$17,402

Concentrations of credit risk and other risks and uncertainties

Financial instruments that potentially subject the Company to concentration of credit risk are primarily included within accounts receivable, net. The Company’s concentration of credit risk is limited by the diversity, geography and number of patients and clients. In addition, the Company has cash held by financial institutions that may exceed federally insured limits.

Significant customers are those that individually represent 10% or more of the Company’s total revenue for each year presented on the statements of operations or those that individually represent 10% or more of the Company’s accounts receivable, net balance within the consolidated balance sheets. The Company did not have any individually significant customers as of or for the years ended December 31, 2020 and 2019.

Accounts Receivable

Accounts receivable, net include amounts billed for services and memberships provided to subscribing clients. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Accounts receivables are written off once deemed uncollectible. As of December 31, 2020 and 2019, the allowance for doubtful accounts was $0.3 million and $0.1 million, respectively.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of prepaid insurance, prepaid IT services, prepaid rent, commissions, and other. Any expenses paid prior to the related services rendered are recorded as prepaid expenses.

Property and Equipment

Property and equipment are recorded at cost. Assets are depreciated on a straight-line basis over their estimated useful lives ranging from three to seven years, or dependent on the corresponding lease term for leasehold improvements. The cost of leasehold improvements is capitalized and depreciated (or amortized) over the lesser of the length of the related lease or the estimated useful lives of the assets. Costs of maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost and the related accumulated depreciation are removed from the consolidated balance sheets with any resulting gain or loss recorded in the consolidated statements of operations.

Estimated useful lives of property and equipment are as follows:

Machinery and equipment	7 years
Furniture and fixtures	7 years
Computer equipment	5 years
Software	3 years
Leasehold improvements	Lesser of lease term or useful life of asset

Internal Use Software

The Company capitalizes costs associated with the acquisition or development of major software for internal use in property and equipment within the consolidated balance sheet. The Company capitalizes the costs incurred during the application development stage, which generally include personnel and related costs to design the software configuration and interfaces, coding, installation, and testing. The Company begins capitalization of qualifying costs when the preliminary project stage is completed. Costs incurred during the preliminary project stage along with post implementation stages of internal-use computer software are expensed as incurred. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized development costs are classified as property and equipment, net within the consolidated balance sheets and are amortized over the estimated useful life of the software, which is generally three years.

Goodwill and Other Intangible Assets

Goodwill represents the excess of consideration paid over the fair value of net assets acquired through business acquisitions. Intangible assets consist of customer relationships and trade names acquired through business acquisitions.

Goodwill is not amortized, but is tested for impairment at least annually (October 1st), or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability. These triggering events or circumstances include a significant change in the business climate, legal factors, operating performance indicators, competition, sale, disposition of a significant portion of the business, or other factors.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

ASC 350, Intangibles—Goodwill and Other (“ASC 350”), allows entities to first use a qualitative approach to test goodwill for impairment. If, after assessing qualitative factors, the Company believes that it is more likely than not that the fair value of the reporting unit is less than its carrying value, the Company performs a quantitative test. The Company performs the quantitative goodwill impairment test by comparing the fair value of the reporting unit, which the Company primarily determines using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill. If the carrying value, including goodwill, exceeds the reporting unit’s fair value, the Company recognizes an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value. There were no goodwill impairments recorded during the years ended December 31, 2020 and 2019.

Intangible assets subject to amortization include customer relationships and trade names acquired as part of business combinations. The Company’s intangible assets are amortized on a straight-line basis over their estimated useful lives, generally one year for tradenames and ranging from 8 to 12 years for customer relationships. All intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, Property, Plant and Equipment. There were no intangible asset impairments recorded during the years ended December 31, 2020 and 2019.

The determination of fair values and useful lives requires the Company to make significant estimates and assumptions relating to future cash flows, including the Company’s interpretation of current economic factors and industry data, and assumptions about the Company’s strategic plans with regards to its operations.

Impairment or Disposal of Long-lived Assets

The Company reviews the recoverability of long-lived assets, including property and equipment and other intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows undiscounted and without interest charges of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations. For the years ended December 31, 2020 and 2019, the Company did not identify any events or changes in circumstances requiring the recognition of impairment loss.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. Under this method, the purchase price of the acquisition, including the fair value of any contingent consideration, is allocated to the assets acquired and liabilities assumed using their acquisition date fair values determined by management.

Any excess of the purchase price over the net assets acquired and liabilities assumed, at their acquisition date fair values, is allocated to goodwill. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the Company’s estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the preliminary purchase price allocation if necessary, with any offsetting amount booked to goodwill. Any adjustments to the purchase price allocation identified after the measurement period are recorded to the consolidated statements of operations. The Company includes the results of all acquisitions in the consolidated financial statements from the date of acquisition.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Acquisition related costs incurred in connection with a business combination are expensed as incurred in selling, general, and administrative expenses within the consolidated statements of operations. If there is acquisition related consideration accounted for as compensation expense, such as retention bonuses, incurred in connection with an acquisition they are included in selling, general, and administrative expenses within the consolidated statements of operations.

In circumstances where an acquisition involves a contingent consideration arrangement classified as a liability, the Company recognizes a liability related to the fair value of the contingent consideration as of the acquisition date. The fair value of the contingent consideration is determined using the present value of the payments expected to be made as of the measurement date. This liability is remeasured each reporting period and changes in the fair value are recorded within the consolidated statements of operations (see Note 9).

Leases

The Company has operating leases primarily related to clinic spaces and corporate offices. The Company recognizes rent expense on a straight-line basis over the term of the lease agreement. Some leases include periods of free rent and other lease incentives during the lease term, which are included in the calculation of straight-line rent expense. Lease renewals are not assumed in the determination of the lease term unless they are deemed to be reasonably assured at the inception of the lease. The Company recognizes rent expense beginning on the date it obtains the legal right to use and control the leased space.

Fair value of financial instruments

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company’s financial assets and liabilities that are held at fair value include a contingent consideration liability (see Note 9).

Revenue Recognition

ASC 606, Revenue from Contracts with Customers (“ASC 606”) requires companies to exercise more judgment and recognize revenue using a five-step process. The Company adopted ASC 606 using the modified retrospective method for all contracts effective January 1, 2019 and utilized the portfolio approach to group contracts with similar characteristics and analyzed historical cash collections trends. Under the modified retrospective method, the Company applied ASC 606 to contracts that were not complete as of January 1, 2019, prior periods were not adjusted. No cumulative effect adjustment in accumulated deficit was recorded as the adoption of ASC 606 did not materially impact the Company’s consolidated financial statements or results of operations.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performed the following five steps: (i) Identify the contract(s) with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; and (v) Recognize revenue as the entity satisfies a performance obligation.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Revenue is generated from fees paid by customers who purchase access to services for their employees or members, and their dependents. The Company typically enters into longer-term written contracts with clients for two to five years, most of which are corporate clients, school districts, unions, or government agencies. The Company has concluded that its obligation is to stand ready to provide medical services to patients over the period covered by the client contract. The membership fees the clients pay are primarily to our wholly-owned subsidiaries. These membership fees are separate from the revenue received related to service agreements with the affiliated physician entities, which are eliminated upon consolidation and discussed in Note 4. In certain situations, including as influenced by statutory regulations, the affiliated physician entities, not the wholly-owned subsidiaries, are party to client contracts resulting in membership fee revenue. Care margin from client contracts is managed in the same manner regardless of the contracting entity; given that the affiliated physician entities are consolidated under the VIE guidance, this membership fee revenue is included in the Company’s consolidated results.

The Company utilizes several different pricing models, described below, despite the nature, recognition methodology and collection of the revenue being the same in each of these pricing models. As the Company continues to scale and evolve its business, these pricing models and the relative significance of each may change in future periods. We do not manage our business according to these pricing models, as these are merely different pricing mechanisms which can be used interchangeably according to each individual client situation. Furthermore, contracts, regardless of pricing structure, are offered and utilized for the same customer base and are centrally implemented, managed and administered by a unified operations team. Financial results are not delineated by pricing model to drive decision-making or to allocate resources, and the associated fees and cash flows are not unique to the individual pricing models.

All-In, PMPM Contracts

For some of its contracts, the Company is paid a per member per month (“PMPM”) rate for each eligible employee or dependent of the client (each “members”). The Company records revenue in the month for which the PMPM rate applies for each member. The PMPM rate is based on a predetermined monthly contractual rate for each member regardless of the volume of primary care services provided. The PMPM rate varies based on services provided to the client.

All-In Fixed Rate Contracts

For some of the Company’s primary care contracts, it is paid a fixed monthly rate for a set number of the clients’ members. The Company records revenue in the month for which the monthly rate applies. The fixed rate is based on a predetermined monthly contractual rate regardless of the volume of primary care services provided.

Opt-In, PMPM Contracts

For some of its contracts, the Company is paid a per member per month (“PMPM”) rate for each eligible employee or dependent of the client who opts to enroll, or sign up, with Company (each “members”). The Company records revenue in the month for which the PMPM rate applies for each member. The PMPM rate is based on a predetermined monthly contractual rate for each member regardless of the volume of primary care services provided. The PMPM rate varies based on services provided to the client.

Transparent Pricing Contracts

For some of its primary care contracts, the Company is paid based on a mark-up applied to the cost of primary care services provided, referred to as transparent pricing. Certain costs are charged on a line-item basis to the client and additional fees apply for management and other services the Company provides. The Company records revenue in the month the services are rendered to clients’ members.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Revenue is reported at the amount that reflects the consideration the Company expects to be entitled in exchange for the provision of its primary care services to its clients. The Company’s contracts with clients have a single performance obligation that consists of a series of services for the provision of primary care services for the term of the contract. The majority of the Company’s transaction price relates specifically to its efforts to transfer the service for a distinct increment of the series and is recognized as revenue in the month in which members are entitled to primary care services.

Performance Guarantees

Related to some contracts included in the categories above, the Company agrees to certain performance guarantees, which provide the Company financial incentives to increase its accountability for the cost, quality and efficiency of the care provided to the population of members. The Company is paid the financial incentives when, for a given twelve-month measurement period, its performance on quality of care and utilization meets or exceeds the standards set by the clients as outlined in the contracts and when savings are achieved for healthcare costs associated with the population of client members. Conversely, the Company owes financial incentives to the client when the metrics are not met. The Company analyzes and reports to the client the activities during the measurement period using the agreed upon benchmarks, metrics and performance criteria to determine the appropriate payments to be made.

The Company estimates the transaction price by analyzing the activities during the relevant time period in contemplation of the agreed upon benchmarks, metrics, performance criteria, and attribution criteria based on those and any other contractually defined factors. Revenue is not recorded until the price can be estimated by the Company and to the extent that it is probable that a significant reversal will not occur once any uncertainty associated with the variable consideration is subsequently resolved. During the year ended December 31, 2020, revenue increased $1.8 million due to a change in estimate related to a prior period performance guarantee.

Contract Liabilities

Payments received in advance are recorded as deferred revenue. As of December 31, 2020 and 2019, the Company’s deferred revenue related to these payments was $13.1 million and $11.2 million, respectively, and was entirely short-term and recorded in current liabilities in the accompanying consolidated balance sheets. Significant changes to the deferred revenue balance during the period are as follows (in thousands):

	2020	2019
Beginning Balance	$11,177	$9,080
Prior period deferred compensation recognized in current period	(11,177)	(9,080)
Invoiced but not recognized as revenue yet	13,130	11,177

Ending Balance	$13,130	$11,177

Because all of its performance obligations relate to contracts with a duration of one year or less, the Company has elected to apply the optional exemption provided in ASC 606-10-50-14(a) and, therefore, is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

The Company makes an initial and ongoing evaluation of a client’s creditworthiness and may require payment in advance of the month of coverage. The credit risks assumed by the Company, and any billed amounts not expected to be collected for services rendered, represent bad debt expense.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Cost of Care

Cost of care primarily includes the costs the Company incurs to operate its clinics, including care team and patient support employee-related costs, occupancy costs, medical supplies, IT costs, and other operating costs. Care team employees include medical doctors, nurse practitioners, physician assistants, registered nurses and medical assistants.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include employee-related expenses including salaries and related costs for the Company’s employees engaged in marketing and sales, along with the Company’s executive, technology infrastructure, finance, legal, and human resources. In addition, selling, general and administrative expenses include all corporate technology and occupancy costs, professional fees, and clinical and quality support. Advertising expense is charged to income during the period in which it is incurred. Advertising expense for the year ended December 31, 2020 and 2019 was $0.5 million and $1.0 million, respectively.

Equity-based compensation

The equity-based compensation expense relates to equity unit awards (“unit awards”) of the Company’s parent company, Everside Health Holdings, LLC (the “Parent”). The unit awards are granted to employees and directors. The unit awards are equity classified as a fixed number of units are expected to be issued upon vesting. The unit awards vest once the service and performance condition are satisfied. As the unit awards have a performance condition, expense is not recognized until it is probable that the performance condition will be met. The Company measures the Parent’s unit awards based on the estimated fair value of the awards at the grant date. The Company records forfeitures as they occur.

Since Parent’s units are not traded on an active market, we calculate expected volatility using comparable peer companies with publicly traded shares over a term similar to the expected term of the underlying award. The Company records compensation expense for the unit awards granted based on the fair value of the unit award at the time of the grant. However, as the performance condition is not probable of being met, no equity-based compensation expense is recorded for the years ended December 31, 2020 and 2019.

Retirement Plan

The Company sponsors 401(k) plans for certain employees. The plans provide for the Company to make a discretionary matching contribution. Contributions under the plans totaled $0.7 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”), which requires that income tax accounts be computed using the asset and liability approach. Under the asset and liability approach, The Company measures deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates. The deferred tax calculation requires the Company to make certain estimates about future operations. Deferred tax assets are reduced by a valuation allowance when the Company believes it is more likely than not that some portion or all the deferred tax assets will not be realized. The effect of a change in tax rate is recognized as income or expense in the fiscal year that includes the enactment date.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

ASC 740 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more likely than not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a fifty percent likelihood of being realized upon ultimate settlement.

At December 31, 2020, and 2019, the Company has no unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. The Company includes interest and penalties with income taxes in the accompanying consolidated statement of operations. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. All of the Company’s tax years from 2018 through 2019 remain open to tax examination for both federal and state.

Segment Reporting

The Company determined in accordance with ASC 280, Segment Reporting (“ASC 280”), that the Company operates under one operating segment, and therefore one reportable segment, Everside Health. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of assessing performance and allocating resources. All of the Company’s long-lived assets and clients are located in the United States.

Self-insurance

The Company is predominantly self-insured with respect to medical and other health benefits for employees, including those of certain VIE’s and other subsidiaries. The Company records insurance liabilities for the employee health benefit risks that it retains and estimates its liability for those risks using third-party actuarial calculations that are based upon historical claims experience and expectations for future claims. The Company carries reinsurance coverage to protect against the risk of excessive claims.

Liabilities associated with these losses are actuarially derived and estimated in part by considering historical claims experience, industry factors, severity factors, claim development, as well as other actuarial assumptions. If actual trends, including the severity or frequency of claims, or healthcare cost inflation, differ from the Company’s estimates, it could have a material adverse impact on its results of operations. Changes in claim development, trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency of insurance carriers and changes in discount rates could all adversely affect the Company’s ultimate expected losses. The Company believes the actuarial valuation provides the best estimate of the ultimate expected losses, and the Company has recorded the present value of the actuarially determined ultimate losses for the insurance related liabilities mentioned above.

As of December 31, 2020 and 2019 the Company recorded $1.1 million and $0.4 million, respectively, of insurance liabilities within other accrued liabilities within the consolidated balance sheets.

Adoption of New Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The standard simplifies the subsequent measurement of goodwill, requiring only a single-step quantitative test to identify and measure impairment based on the excess of a reporting unit’s carrying amount over its fair value, instead of the current two-step test. A qualitative assessment may still be completed first to determine if a quantitative impairment test is required. This standard is effective on a prospective basis for fiscal years beginning after December 15, 2020. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements and related disclosures.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes Topic 605, Revenue Recognition. The ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also required additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The Company elected to apply the new revenue recognition guidance using the modified retrospective approach.

On January 1, 2019, the Company adopted ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements and related disclosures.

Upcoming Accounting Pronouncements

The FASB issued ASU 2016-02, Leases, which will supersede the current lease requirements in ASC 840, Leases (“ASC 840”). The ASU requires lessees to recognize a right-to-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. The reporting of lease-related expenses in the statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective fiscal years beginning after December 15, 2021 and will be applied using a modified retrospective transition method to either the beginning of the earliest period presented or the beginning of the year of adoption. The Company anticipates this guidance to have an impact on its assets and liabilities, as most of its operating lease commitments will be subject to the new standard and recognized as right-of-use assets and lease liabilities. The impact is not known or reasonably estimable at this time.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), amending how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance requires the application of a current expected credit loss (“CECL”) model which is a new impairment model based on expected losses. Under this model, an entity recognizes an allowance for expected credit losses based on historical experience, current conditions and forecasted information rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. This ASU is effective for interim and annual reporting periods beginning after December 15, 2022. The CECL model applies to trade accounts receivables. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. The Company is currently evaluating the potential impact of these changes on the consolidated financial statements and related disclosures. This ASU applies to the Company’s trade accounts receivable.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for the Company’s annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the effect the adoption of ASU 2019-12 will have on its consolidated financial statements.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company’s accounting for the service element of a hosting arrangement that is a service contract is not affected by the proposed amendments and will continue to be expensed as incurred in accordance with existing guidance. This standard does not expand on existing disclosure requirements except to require a description of the nature of hosting arrangements that are service contracts. This standard is effective for annual periods beginning after December 15, 2020. The Company is currently evaluating the potential impact of these changes on the consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides temporary optional guidance for a limited time to ease the potential accounting effects of transitioning away from reference rates expected to be discontinued, such as the London Interbank Offered Rate (“LIBOR”). The ASU was effective on issuance on March 12, 2020. However, as there were no modifications to the Company’s agreements that reference LIBOR in 2020 (see Note 10), the adoption of the ASU is not expected to have an effect on the Company’s consolidated financial statements.

Note 3. Business Combinations

Healthstat

On November 2, 2020 (“Closing Date”), the Company acquired 100% of the outstanding equity of Healthstat pursuant to the Stock Purchase Agreement dated October 7, 2020 (the “Acquisition”). Healthstat provides health and wellness services to patients based on a holistic approach, which encompasses services such as primary and preventative care, as well as physical therapy, prescription services, and health coaching. The Acquisition will allow for continued expansion of Everside’s footprint across the U.S. The total purchase price was $121.0 million.

In connection with the Acquisition, the Company has recorded contingent consideration of $29.5 million related to a contingent consideration arrangement (the “Earnout”) under the Earnout provisions of the Stock Purchase Agreement. The amount of the Earnout is based on the achievement of certain revenue metrics within one year after the first day of the first month following the Acquisition date and could range from between $0 and $33 million. The Earnout is payable if Healthstat clinic revenue is between $74.0 million and $85.0 million or greater than $85.0 million. No contingent consideration is payable if client and clinic revenue is less than $74.0 million. No contingent consideration would be payable in connection with our initial public offering. The Earnout will be paid half in cash and half in common units of the Parent. Based on the valuation determined using the Monte Carlo Simulation, the fair value of the cash settled portion and the common unit settled portion of the Earnout was determined to be $14.0 million and $15.5 million, respectively. The portion expected to be settled in cash, as well as the amount to be settled in the Parent’s common units, are liability-classified. The portion to be settled in common units is based on a specific dollar amount with a variable number of common units to be issued, which dictates that it should be classified as a liability with changes in fair value recorded as profit or loss. The settlement of common units is to be based on a fixed common unit price while the fair value calculation takes into account the common unit price upon the valuation date. To the extent the common unit price appreciates in value, the fair value of the common unit portion of the Earnout will also increase. Separately, consideration included $22.5 million of Parent’s common units upon Closing Date.

The Company’s transaction costs in connection with the Acquisition were $1.6 million comprised of non-financing fees and expenses such as legal and accounting, which were expensed as incurred and are included in selling, general and administrative expenses within the consolidated statements of operations. The Company did not incur any debt as part of the Acquisition.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

The Acquisition was accounted for as a business combination in accordance with ASC Topic 805, under which the assets acquired and the liabilities assumed by the Company were recorded at their respective fair values as of the Closing Date.

The excess of the consideration over the fair value of the net tangible and intangible assets acquired has been assigned to Goodwill. The acquisition of Healthstat resulted in the recognition of $82.6 million of goodwill, which we believe consists primarily of synergies anticipated as a result of the acquisition, particularly as it relates to nationwide expansion. Goodwill created as a result of the acquisition is not deductible for tax purposes.

The fair value of the consideration transferred as part of the Company’s acquisition of Healthstat, the components of which, aside from cash paid, are level 3 measurements within the fair value hierarchy, is summarized as follows (in thousands):

Cash paid	$63,944
Equity consideration	22,500
Contingent consideration	29,547
Net working capital adjustment	526

Total fair value of consideration	$116,517

The adjustments from the purchase price at the Closing Date to arrive at the total fair value of consideration are as follows (in thousands):

Purchase Price	$121,000
Closing Date fair value adjustment related to Earnout	(1,453)
Adjustments to seller’s indebtedness and working capital	(3,030)

Total fair value of consideration	$116,517

Assets acquired and liabilities assumed are recorded based on valuations derived from estimated fair value assessments and assumptions, which are primarily level 3 inputs within the fair value hierarchy. While the Company believes that its estimates and assumptions underlying the valuations are reasonable, different estimates and assumptions could result in different valuations assigned to the individual assets acquired and liabilities assumed, and the resulting amount of goodwill. The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed (in thousands):

Cash	$869
Accounts receivable	14,207
Prepaid expenses and other current assets	690
Property and equipment	699
Intangible assets	30,000
Accounts payable	(4,105)
Accrued liabilities	(3,481)
Deferred income tax liability	(3,032)
Deferred revenue	(280)
Deferred rent	(164)
Other long-term liabilities	(1,481)

Total identifiable net assets	33,922
Goodwill	82,595

Total	$116,517

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

The fair value of the acquired receivables was determined to be the net realizable amount of the closing date book value of $14.2 million. The intangible assets acquired are customer relationships and the fair value was estimated using an income approach. The intangible asset has an estimated useful life of 12 years.

The purchase price allocation for the Acquisition is preliminary and subject to revision as additional information about the fair values of assets and liabilities become available, primarily related to the deferred tax liability assumed in connection with the acquisition. Additional information that existed as of the acquisition date may impact the purchase price allocation, which may be adjusted during the measurement period of up to 12 months from the acquisition date.

Pro forma financial information (unaudited)

The following unaudited pro forma condensed combined financial results are based on the historical consolidated financial statements of Everside and Healthstat; and are adjusted to give effect to the Acquisition. The unaudited pro forma combined financial results for the years ended December 31, 2020 and 2019 combine the historical results of Everside and Healthstat, adjusted to reflect the acquisition as if it had occurred on January 1, 2019.

The historical consolidated financial results have been adjusted for additional amortization expense related to the customer relationship intangible asset acquired as part of the transaction and the removal of historical Healthstat amortization expense, along with the tax effect of those adjustments.

The following unaudited pro forma financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations in future periods or the results that would have been achieved if the acquisition had taken place as of January 1, 2019. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined statement of operations does not reflect any operating efficiencies and/or cost savings that Everside may achieve with respect to the combined companies. Shown in thousands, except share and per share data:

	For the Years Ended
Proforma Combined	2020	2019
Revenue	$180,457	$156,326
Net loss attributable to Parent group	$(4,706)	$(27,810)

Note 4. Variable Interest Entities

Using the variable interest model, the Company has concluded that the PCs meet the definition of VIEs, and that the Company is the primary beneficiary of these VIEs. The Company concluded that it is the primary beneficiary of the PCs as the management and professional services agreements provide it with (1) the power to direct nonmedical activities on which the PCs rely to operate their businesses and that most significantly impact their economic performance and (2) the obligation to absorb losses arising out of the business services that could potentially be significant to the PCs. As a result, the PCs have been included in the financial statements as consolidated variable interest entities. The consolidation of the PCs for financial reporting purposes does not change the legal and contractual relationships between the Company and the PCs. The Company does not hold any ownership interest in the PCs and does not employ the physicians or other practitioners in the PCs. The Company and its wholly-owned subsidiaries do not practice medical services and are prohibited from doing so by the laws of each jurisdiction in which the Company operates.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

PCs revenue consist of amounts recognized related to providing professional services to the Company’s clinics. Operating expenses consist primarily of costs of care, depreciation, and selling, general and administrative expenses. Costs of care include administrative personnel costs and patient care costs. Depreciation expense consists of the consolidated PCs’ property and equipment depreciation expense. Selling, general, and administrative expenses include facilities costs, travel expenses, advertising and marketing fees, and other general and administrative costs for medical staff.

After eliminations, the consolidation of the PCs had no impact on the Company’s total assets, liabilities, and stockholder’s equity.

The creditors and beneficial interest holders of the PCs have no recourse against the assets or general credit of the Company or its subsidiaries.

Note 5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2020 and 2019 are as follows (in thousands):

	2020	2019
Prepaid insurance	$982	$486
Prepaid IT services	1,999	613
Prepaid rent	371	215
Prepaid commissions	632	—
Other	936	426

Total prepaid and other current assets	$4,920	$1,740

Note 6. Property and Equipment

Property and equipment for the Company as of December 31, 2020 and 2019 are as follows (in thousands):

	2020	2019
Machinery and equipment	$426	$382
Furniture and fixtures	1,292	951
Computer equipment	1,510	690
Software	2,291	847
Leasehold improvements	7,243	4,087
Construction in progress	1,043	703

Total property and equipment, gross	13,805	7,660
Accumulated depreciation	3,395	1,682

Total property and equipment, net	$10,410	$5,978

Depreciation expense for the years ended December 31, 2020 and 2019 was $2.0 million and $1.2 million, respectively.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Note 7. Goodwill and Other Intangible Assets

Goodwill of the Company as of December 31, 2020 and 2019 is summarized as follows (in thousands):

	2020	2019
Beginning balance	$139,440	$139,935
Acquired through business combinations	82,595	—
Adjustments to provisional amounts and other	—	(495)

Total goodwill	$222,035	$139,440

Intangible assets of the Company as of December 31, 2020 are summarized as follows (in thousands):

	Weighted average remaining amortization period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Customer relationships	10 years	$61,285	$9,358	$51,927
Trade names	1 year	2,313	1,222	1,091

Total amortized intangible assets		$63,598	$10,580	$53,018

During 2020, the useful life for trade names associated with the 2018 acquisition of Paladina Holding was accelerated as a result of the Company’s rebranding strategy and transition plan.

Intangible assets of the Company as of December 31, 2019 are summarized as follows (in thousands):

	Weighted average remaining amortization period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Customer relationships	8 years	$31,285	$5,031	$26,254
Trade names	15 years	2,313	1,134	1,179

Total amortized intangible assets		$33,598	$6,165	$27,433

Amortization expense for intangible assets was $4.4 million and $5.0 million for the years ended December 31, 2020 and 2019, respectively. Future annual amortization expense is estimated as follows (in thousands):

Year Ending	Amount
2021	$7,501
2022	6,411
2023	6,411
2024	6,411
2025	6,411
Thereafter	19,873

Total	$53,018

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Note 8. Other Accrued Liabilities

Other accrued liabilities of the Company as of December 31, 2020 and 2019 were as follows (in thousands):

	2020	2019
Performance guarantee accrual	$334	$1,759
CARES Act payroll tax deferral	1,869	—
Insurance accrual	1,138	651
Other	2,950	1,109

Total other accrued liabilities	$6,291	$3,519

Note 9. Fair Value Measurements

Financial assets and liabilities are recorded at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether such inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity.

The fair value hierarchy for the inputs to valuation techniques is summarized as follows:

Level 1—Observable inputs such as quoted prices (unadjusted) for identical instruments in active markets.

Level 2—Observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations whose significant inputs are observable.

Level 3—Unobservable inputs that reflect the reporting entity’s own assumptions.

Significant financial instruments not measured at fair value on a recurring basis include cash, accounts receivable, prepaid expenses, accounts payable, and accrued expenses. The consolidated financial statement carrying amounts of these items approximate their fair values due to their short-term nature.

The estimated fair value of the Company’s debt is a Level 3 measurement based on the remaining discounted cash flows and approximates the carrying value based on borrowing rates available to the Company as of December 31, 2020 and 2019.

The Healthstat acquisition purchase price includes an Earnout based on the achievement of certain revenue metrics to be met within one year after the first day of the first month following the acquisition date. The Company recognized a contingent consideration liability of $29.5 million related to the Earnout at its fair value as of the acquisition date that is remeasured at each reporting period. The fair value of the contingent consideration is determined using the present value of the consideration expected to be transferred as of the measurement date. This is a Level 3 estimate as it is dependent on unobservable inputs, including management’s revenue forecasts and the value of the Company’s common units. A change in unobservable inputs could result in a significantly higher or lower fair value measurement. Changes in fair value are recorded within the consolidated statements of operations. There were no significant changes in the inputs or the value of the contingent consideration for the year ended December 31, 2020 compared to the acquisition date of November 2, 2020, and no change in fair value was recognized.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Note 10. Long-term Debt

During 2018, the Company entered into a credit facility with Comerica Bank. The credit facility is secured by all of the Company’s assets and is composed of three facets: a formula-based revolving line of credit to support working capital, a term loan to support capital expenditures, and a $0.1 million corporate credit card facility to support daily operations. The agreement was amended during 2019, which increased the maximum borrowing amount to $10.0 million each for both the line and the term loan. During 2020, the Company paid the entire amount due on the revolving line of credit. Interest on outstanding balances is based on the bank’s prime rate plus an applicable spread. At the conclusion of the draw period for the term loan on February 28, 2021, principal and accrued interest are due in monthly installments continuing through February 21, 2024. The effective interest rate was 3.25% and 4.75% at December 31, 2020 and 2019. See Note 15 for discussion of an additional line of credit entered into with Comerica Bank during March of 2021.

Under the amended agreement with the bank, the Company is subject to covenants if outstanding balances exceed certain amounts. At December 31, 2020, the Company was in compliance with its financial covenants. As of December 31, 2020 and 2019, the Company’s long-term debt included (in thousands):

	Original Maturity Date	2020	2019
Revolving line of credit	May 31, 2021	$—	$5,000
Term loan	February 21, 2024	2,806	2,533

Total outstanding debt		$2,806	$7,533

Principal amounts due under the credit facility are due as follows (in thousands):

Year Ending	Amount
2021	$780
2022	935
2023	935
2024	156

Total	$2,806

Interest expense for the years ended December 31, 2020 and 2019 was $0.3 million and $0.2 million, respectively.

Note 11. Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company records deferred income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities and use enacted tax rates and laws that the Company expects will be in effect when they recover those assets or settle those liabilities, as the case may be, to measure those taxes. In cases where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, the Company provides for a valuation allowance. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company has deferred tax assets, resulting from net operating losses and temporary differences that may reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the feasibility of ongoing tax-planning strategies and

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes in tax laws, changes in statutory tax rates and future taxable income levels. If the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, it would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. The Company’s policy is to recognize interest to be paid on an underpayment of income taxes in interest expense and any related statutory penalties in the provision for (benefit from) income taxes in the consolidated statements of operations.

The components of the provision for (benefit from) income taxes for the years ended December 31, 2020 and 2019, were as follows (in thousands):

	Years Ended December 31,
	2020	2019
Current income tax provision:
Federal	$—	$—
State	36	68

Total current income tax provision	36	68

Deferred income tax provision (benefit):
Federal	(2,382)	356
State	176	180

Total deferred income tax provision (benefit)	(2,206)	536

Total provision for (benefit from) income taxes	$(2,170)	$604

A reconciliation of the statutory U.S. income tax rate to the effective income tax rate is as follows:

	Years Ended December 31,
	2020	2019
U.S. Federal (tax benefit) provision at statutory rate	21.0%	21.0%
State (tax benefit) income taxes, net of federal benefit	0.8%	2.3%
Changes in tax rates	0.0%	(0.1)%
Permanent differences	(6.7)%	(0.2)%
Change in valuation allowance	27.0%	(26.0)%
Other	(0.4)%	(0.2)%

Effective income tax rate	41.7%	(3.2)%

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets for federal and state income taxes as of December 31, 2020 and 2019 were as follows (in thousands):

	Years Ended December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforward	$13,076	$7,755
Deferred rent	432	373
Reserves and accruals	2,333	1,189
Other	83	84

Total deferred tax assets	15,924	9,401
Valuation allowance	(6,204)	(7,612)

Net deferred tax assets	9,720	1,789
Deferred tax liabilities:
Intangibles	$(9,983)	$(1,589)
Fixed assets	(1,007)	(820)
Other	(190)	(22)

Total deferred tax liabilities	(11,180)	(2,431)

Net deferred tax liabilities	$(1,460)	$(642)

Tax Valuation Allowance

The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the history of losses the Company has generated in the past, the Company believes that it is not more likely than not that all of the deferred tax assets in the U.S. can be realized as of December 31, 2020; accordingly, the Company has recorded a valuation allowance on its deferred tax assets.

Net Operating Loss and Credit Carryforwards

As of December 31, 2020 the Company had $54.9 million and $32.3 million, respectively, of federal and state net operating loss carryforwards. The federal net operating loss can be carried forward indefinitely, but can only offset 80% of future taxable income in years after 2020. The state net operating losses expire between 2024 and 2038, and some can be carried forward indefinitely.

Uncertain Tax Positions

The Company files income tax returns in the United States on federal basis and in various states. The Company is not currently under any federal, state and local income tax examinations for any taxable years. All of the Company’s tax years from 2018 through 2019 remain open to tax examination for both federal and state.

The Company has no unrecognized tax benefits. The Company includes interest and penalties with income taxes in the accompanying statement of operations.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

Note 12. Commitments and Contingencies

Operating Leases

The Company is obligated under operating leases primarily for clinic spaces and corporate offices, expiring at various dates through 2026. Base building rent expense under these leases was $3.5 million and $2.9 million for the years ended December 31, 2020 and 2019, respectively.

In connection with some of the Company’s operating leases, the Company was granted lease incentives, including tenant improvement allowances. Deferred lease incentives reflected in the accompanying consolidated balance sheets are amortized on a straight-line basis over the term of the leases. Deferred lease incentives totaled approximately $1.1 million and $1.2 million as of December 31, 2020 and 2019, respectively.

Future minimum annual commitments under these operating leases are as follows (in thousands):

2021	$4,278
2022	3,738
2023	3,276
2024	2,879
2025	2,412
Thereafter	850

$17,433

Litigation

The Company and its subsidiaries may from time to time be parties to legal or regulatory proceedings, lawsuits and other claims incident to their business activities. Such matters may include, among other things, claims for medical malpractice, assertions of contract breach, claims for indemnity arising in the course of the Company’s business, regulatory investigations or enforcement proceedings, and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to such matters as of December 31, 2020. However, based on management’s knowledge as of December 31, 2020, management believes that the final resolution of these matters known at such date, individually and in the aggregate, will not have a material adverse effect upon the Company’s consolidated balance sheets, results of operations or cash flows.

Guarantees

The Company at times, is required by landlords to enter into guarantees upon entering into a lease. On those occasions, Paladina Holding will enter into a guarantee on behalf of the Company.

Note 13. Equity-Based Compensation

In 2018, the Parent entered into its Amended and Restated Limited Liability Company Agreement, which provided for the ability to issue value units as incentive equity awards to the Company’s employees and service providers (including directors of the Company), and established the rules and procedures for issuing such awards (the “Incentive Plan”). Awards of value units under the Incentive Plan generally vest over a four-year period, provided that the recipient continues to be employed by or provide services to the Company throughout that

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

period. Upon vesting, the holders of value units are entitled to receive distributions from Everside Health Holdings, LLC, if and to the extent declared, provided that such distributions, in the aggregate, exceed the applicable thresholds set forth in the Everside Health Holdings, LLC Amended and Restated Limited Liability Company Agreement for the applicable class of value units. The total number of value units that are authorized for issuance under the Incentive Plan as of December 31, 2020 is 35.0 million. On March 31, 2021, the total number of values authorized for issuance under the Incentive Plan was increased to 115.6 million. To date, as of December 31, 2020, awards consisting of 28.3 million value units had been granted and 5.8 million have been forfeited.

Distributions are allocated from the Company to value unit holders upon the occurrence of an exit event or upon designation by the board of directors. The distribution percentage for the value unit holders is calculated as a percentage determined by multiplying (i) a set percentage (based on the value units’ sub-class) by (ii) a fraction, the numerator of which is the number of issued, outstanding and vested value units in the sub-class, and the denominator of which is the total number of authorized vested value units in the sub-class.

The value units are equity-classified. The grant date fair value of the awards reflecting no adjustment to the fair value for the likelihood of an exit event is $2.1 million and is estimated based on a common stock valuation analysis. This valuation analysis estimates an equity value based on the rights and preferences of the value units relative to the Parent’s common units and considers assumptions such as remaining contractual term, risk-free interest rate and inputs related to guideline companies, such as volatility and lack of marketability factors.

The Company records compensation expense for the unit awards granted based on the fair value of the unit award at the time of the grant. However, as the performance condition is not probable of being met, no equity-based compensation expense is recorded for the years ended December 31, 2020 and 2019.

Upon an exit event, such as an initial public offering, or IPO, the compensation expense recorded in the period of IPO based on the service-vested number of awards as of December 31, 2020 would be $0.7 million. The future compensation expense for which service has not vested as of December 31, 2020 would be $1.4 million, which is expected to recognized over a weighted average period of 3 years.

	Number of Units	Weighted-Average Grant Date Fair Value Per Unit
Unvested, January 1, 2019	20,273,436	$0.06
Granted	4,124,998	$0.09
Vested	—	$—
Forfeited	(3,937,500)	$0.06

Unvested, December 31, 2019	20,460,934	$0.05
Granted	3,719,998	$0.22
Vested	—	$—
Forfeited	(1,528,436)	$0.07

Unvested, December 31, 2020	22,652,496	$0.09

Note 14. Related Parties

During the year ended December 31, 2018, an officer of the Company purchased a membership interest with a note receivable for $0.4 million. During 2019, the individual received a retention bonus in the amount of $0.2 million, which was applied to the note receivable. The balance of the note receivable was $0.2 million at December 31, 2020 and is reported as a contra equity amount.

EVERSIDE HEALTH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ in thousands, except for shares, units and per share data)

The Company has a management fee arrangement with New Enterprise Associates 16, LP (“NEA”), a principal owner of 39% of total voting interests of the Company. This management fee entitles NEA to 2% of the value of an initial public offering, payable in shares of the Company’s common stock.

Note 15. Subsequent Events

Line of Credit

On March 25, 2021, the Company amended its credit facility with Comerica Bank, which increased the maximum borrowing amount to $40.0 million structured as a line of credit. This replaced the pre-existing agreement that included the line of credit, the term loan and the credit card facility. The $2.8 million outstanding on the term loan as of December 31, 2020 was transferred into the amended credit facility. Interest on outstanding balances is based on the bank’s prime rate plus an applicable spread.

Under the credit facility, as amended, the Company is subject to financial covenants if the aggregate borrowings are equal to or greater than $15.0 million as of the last day of any calendar month upon which the Company is required to maintain a minimum liquidity balance.

REPORT OF INDEPENDENT AUDITOR

The Board of Directors

Everside Health Group, Inc.:

We have audited the accompanying consolidated financial statements of Healthstat, Inc. and its subsidiary, which comprise the consolidated balance sheet as of November 1, 2020, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the period from January 1 through November 1, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Healthstat, Inc. and its subsidiary as of November 1, 2020, and the results of their operations and their cash flows for the period from January 1, 2020 through November 1, 2020 in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, on November 2, 2020 Everside Health Group, Inc. acquired 100% of the outstanding equity of Healthstat, Inc. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Denver, Colorado

May 14, 2021

HEALTHSTAT, INC.

CONSOLIDATED BALANCE SHEET

NOVEMBER 1, 2020

November 1, 2020
ASSETS
Current Assets:
Cash	$868,519
Accounts receivable, net	14,210,064
Prepaid expenses	687,066
Deferred tax assets	3,811,403

Total Current Assets	19,577,052
Property and equipment, net	1,078,261
Intangible assets, net	1,395,418

Total Assets	$22,050,731

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$4,104,512
Accrued expenses	6,579,486
Income taxes payable	7,767
Unearned income	280,207
Other payables	7,199,561

Total Current Liabilities	18,171,533

Other long-term liabilities	1,643,132

Total Liabilities	$19,814,665

Stockholders’ Equity:
Class A, voting common stock, no par value, 210,000 shares authorized, 3,943 shares issued and outstanding	232,301
Class B, nonvoting common stock, no par value, 100,000 shares authorized, 50 shares issued and outstanding	100
Retained earnings	2,003,665

Total Stockholders’ Equity	2,236,066

Total Liabilities and Stockholders’ Equity	$22,050,731

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HEALTHSTAT, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

PERIOD FROM JANUARY 1 THROUGH NOVEMBER 1, 2020

Revenue	$67,081,923
Operating expenses:
Cost of care	42,930,820
General and administrative expenses	27,674,574
Depreciation and amortization	553,911

Total operating expenses	71,159,305

Operating Loss	(4,077,382)

Other Income (Expense):
Interest expense, net	(61,745)
Equity impairment	(200,270)
Loss on disposal of property and equipment	(19,194)

Total Other Income (Expense)	(281,209)

Loss before income taxes	(4,358,591)
Income tax benefit	4,109,214

Net Loss	$(249,377)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HEALTHSTAT, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

PERIOD FROM JANUARY 1 THROUGH NOVEMBER 1, 2020

	Class A Common Stock	Class B Common Stock	Retained Earnings	Total
Balance, December 31, 2019	$232,301	$100	$2,253,042	$2,485,443
Net loss	—	—	(249,377)	(249,377)

Balance, November 1, 2020	$232,301	$100	$2,003,665	$2,236,066

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HEALTHSTAT, INC. CONSOLIDATED STATEMENT OF CASH FLOWS PERIOD FROM JANUARY 1 THROUGH NOVEMBER 1, 2020

Cash flows from operating activities:
Net loss	$(249,377)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation	439,282
Amortization	114,629
Loss on disposal of property and equipment	19,194
Share of investee company impairment	200,270
Change in allowance for doubtful accounts	464,322
Deferred income taxes	(4,109,271)
Changes in:
Accounts receivable	(3,926,350)
Prepaid expenses	120,269
Accounts payable	1,293,968
Accrued expenses	(512,950)
Income tax payable	56
Unearned income	(284,919)
Other payables	186,749
Deferred rent	164,427
Other long-term liabilities	1,481,131

Net cash flows used in operating activities	(4,598,570)

Cash flows from investing activities:
Purchases of property and equipment	(700,331)
Purchases of customer contracts	(1,510,047)
Contribution from investee company	200,000

Net cash flows used in investing activities	(2,010,378)

Cash flows from financing activities:
Proceeds from credit facility	7,012,813

Net cash flows provided by financing activities	7,012,813

Net change in cash	403,865
Cash, beginning of period	464,654

Cash, end of period	$868,519

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 1, 2020

Note 1—Organization

Healthstat, Inc. and its consolidated subsidiary (“Healthstat” or “the Company”) provides on-site primary care, high health risk, and disease management services in employer facilities throughout the United States of America. Healthstat is located in Charlotte, North Carolina.

Acquisition

On November 2, 2020 (“Closing Date”), Everside Health Group, Inc. (“Everside”) acquired 100% of the outstanding equity of Healthstat pursuant to the Stock Purchase Agreement dated October 7, 2020 (the “Acquisition”). The total purchase price was $121.0 million. The audited financial statements for the Company have been provided for the period from January 1, 2020 to November 1, 2020 (the “Stub Period”). The operating results for the period after the acquisition through December 31, 2020 are included in the financial statements of Everside. See Note 14 for further discussion.

COVID-19 Pandemic and CARES Act

In March 2020, the World Health Organization declared the novel strain of Coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. Various policies were implemented by federal, state and local governments in response to the COVID-19 pandemic that caused many people to remain at home and forced the closure of, or limitations on, certain businesses, as well as suspended elective procedures by healthcare facilities. While some of these restrictions have been eased across the U.S. and most states have lifted moratoriums on non-emergency procedures, some restrictions remain in place. The Company continues to monitor operations and government recommendations and has made modifications to normal operations as a result of COVID-19, including enabling operational team members to work remotely, utilizing heightened cleaning and sanitization procedures, implementing new health and safety protocols and reducing non-essential travel.

The Company has considered information available to it as of the date of issuance of these financial statements and is not aware of any specific events or circumstances that would require an update to its estimates or judgments, or an adjustment to the carrying value of its assets or liabilities. The accounting estimates and other matters assessed include, but were not limited to, allowance for doubtful accounts, inventory reserves, adverse inventory purchase commitments, goodwill and other long-lived assets, and revenue recognition. These estimates may change as new events occur and additional information becomes available. Actual results could differ materially from these estimates.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act is aimed at providing emergency assistance and healthcare for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions related to refundable payroll tax credits, deferment of the employer portion of social security payments, net operating loss carryback periods, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property. As of November 1, 2020, the Company has deferred $1,481,134 related to the employer portion of social security payments as allowed under the CARES Act, which is recorded as long-term liabilities within the consolidated balance sheet.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 1, 2020

Principles of Consolidation and Variable Interest Entities—The consolidated financial statements present the financial position of Healthstat, Inc. and Healthstat Wellness, Inc. (“Healthstat Wellness”).

The Financial Accounting Standards Board (“FASB”) has issued an accounting principle discussing Consolidation of Variable Interest Entities (“VIE”) which addresses consolidation by business enterprises of variable interest entities.

Healthstat Wellness was formed due to states adopting a strict corporate practice of medicine, requiring medical services to be offered by a professional entity, rather than a corporate entity. Healthstat Wellness is considered a VIE of the Company and has been included in the consolidated financial statements. A reporting company is required to consolidate a VIE as its primary beneficiary, which means it has a controlling financial interest, when it has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. An entity is considered to be a VIE when its total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, or its equity investors, as a group, lack the characteristics of having a controlling financial interest. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.

Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

We evaluate our estimates on an ongoing basis. Significant estimates and assumptions made by management include the determination of:

•	revenue recognition;

•	the fair value of asset purchases; and

•	uncertainties related to income taxes.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable, Net—Accounts receivable consists of trade accounts receivable and are stated net of an allowance for doubtful accounts, if necessary. Credit is extended to customers after an evaluation of the customer’s financial condition. Generally, collateral is not required as a condition of credit extension. Management’s determination of the allowance for doubtful accounts is based on specific identification. Accounts receivable are written off when, in the opinion of management, such receivables are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. As of November 1, 2020, the allowance for doubtful accounts was $540,040.

Prepaid Expenses—Prepaid expenses consist of prepaid IT services, prepaid insurance and other.

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 1, 2020

Property and Equipment, Net—Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is recorded in the consolidated statement of operations. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property and equipment range from 3 to 10 years.

Equity Interest in Joint Venture—Investee companies that are not consolidated but over which the Company exercises significant influence are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the investee company’s Board of Directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the investee company. Under the equity method of accounting, an investee company’s accounts are not reflected within the Company’s consolidated balance sheet and statement of operations; however, the Company’s share of the earnings or losses of the investee company is reflected in the caption Equity income—share of investee company income in the consolidated statements of operations. See Note 5 for further discussion.

Impairment of Long-Lived Assets—Long-lived assets, such as property and equipment, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. There were no impairments of long-lived assets recorded during the period from January 1, 2020 through November 1, 2020.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company evaluated its tax positions and determined that it has no uncertain tax positions as of November 1, 2020.

Unearned Income—Unearned income is related to implementation fees collected prior to beginning the customer relationship.

Fair Value—The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 1, 2020

following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Observable market-based inputs, other than quoted prices included in Level 1 inputs, or unobservable inputs that are corroborated by market data for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs that are not corroborated by market data that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities, and other current liabilities approximate their fair value due to the short-term maturity of these instruments.

The Company did not have any other assets or liabilities that require measurement at fair value on a recurring basis for the period January 1 through November 1, 2020.

Revenue Recognition—Accounting Standard Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 on January 1, 2019.

The Company’s primary revenue stream is providing onsite primary care, high health risk, and disease management services in employer facilities throughout the United States of America. The agreement for the provision of services is unique to each customer and generally consists of several services that have the same pattern of transfer. The nature of the promise is generally the same each month and, therefore, the same measure of progress is applied to each distinct service period. As such, all criteria in the series guidance are met and the performance obligation is a series.

The Company applies the following five steps to recognize revenue in accordance with ASC 606:

1)

Identify the Contract with a Customer—Due to the nature of the Company’s different revenue streams, the form of a contract will vary by service, customer type, state regulatory considerations and customer size. Contract terms could be described in any combination of the following: A response to a formal request for proposal, a Health Risk Management Agreement, contract, purchase order, or invoice.

2)

Identify the Performance Obligations in the Contract—The Company’s performance obligations are stated within the contract and generally are related to the service, customer type, state regulatory considerations, and customer size.

3)	Determine the Transaction Price—The Company determines transaction price based upon the agreed upon price at the contract date.

4)

Allocate the Transaction Price to Performance Obligations in the Contract—When a contract contains a single performance obligation, the entire transaction price is allocated to that one performance obligation. Generally, the contract is comprised of one combined performance obligation series, the total will be allocated entirely to one performance obligation and no estimation of transaction stand-

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 1, 2020

alone selling price is necessary. Where multiple performance obligations occur, management allocated variable consideration to the specific performance obligations where they are priced at their stand-alone selling price. For the majority of the contracts, as the contract has resulted from an open market process, Management has determined that these transactions are priced at stand-alone selling price.

5)

Recognize Revenue When or as the Performance Obligation is Satisfied—For the majority of the Company’s contracts there is a combination of a series of performance obligations, which are priced at their stand-alone selling price. In those instances, revenue should be recognized over time which would approximate the as invoiced method. Where a contract incorporates a setup fee, one off contractual costs, or fixed charges associated with the setup of the contract which do not relate to a distinct performance obligation, these charges are recognized over the life of the contract.

Cost of Revenue—Cost of services includes the costs the Company incurs to operate its clinics, including care team and patient support employee-related costs, occupancy costs, medical supplies, insurance and other operating costs. These costs exclude any expenses associated with sales and marketing activities incurred at the local level to support patient growth strategies, and excludes any allocation of corporate, general and administrative expenses.

Advertising—Advertising costs are expensed as incurred. Advertising expense for the period January 1 through November 1, 2020, was $167,863.

Upcoming Pronouncements

In February 2016, FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right- of-use asset and lease liability on the consolidated balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the consolidated statement of operations. The new guidance is effective for annual reporting periods beginning after December 15, 2021. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), amending how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance requires the application of a current expected credit loss (“CECL”) model which is a new impairment model based on expected losses. Under this model, an entity recognizes an allowance for expected credit losses based on historical experience, current conditions and forecasted information rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. This ASU is effective for interim and annual reporting periods beginning after December 15, 2022. The CECL model applies to trade accounts receivables. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. This ASU applies to trade accounts receivable. The Company is currently evaluating the potential impact of these changes on the consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for the Company’s annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the potential impact of these changes on the consolidated financial statements and related disclosures.

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 1, 2020

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company’s accounting for the service element of a hosting arrangement that is a service contract is not affected by the proposed amendments and will continue to be expensed as incurred in accordance with existing guidance. This standard does not expand on existing disclosure requirements except to require a description of the nature of hosting arrangements that are service contracts. This standard is effective beginning after December 15, 2020. The Company is currently evaluating the potential impact of these changes on the consolidated financial statements and related disclosures.

Note 3—Property and Equipment, Net

Property and equipment, net, are summarized by major classifications as of November 1, 2020 as follows:

Computer equipment	$2,077,313
Medical equipment	7,112
Office furniture and equipment	607,336
Software	1,272,476

3,964,237
Less accumulated depreciation	(2,885,976)

Property and equipment, net	$1,078,261

Depreciation expense was $439,282 for the period January 1 through November 1, 2020.

Note 4—Asset Acquisition

During 2020, the Company acquired customer contracts for $1,510,047. These intangible assets were assigned a 10 year useful life. Amortization expense was $114,629 for the period January 1 through November 1, 2020.

Note 5—Investment in Unconsolidated Subsidiary

During the period January 1 through November 1, 2020, the Company had a 50% unconsolidated investment in MedSite Health Management, LLC (“MedSite Health”), a healthcare management company.

At November 2, 2020, the owners of MedSite Health agreed to dissolve the entity. As a result of the dissolution, the Company recognized a $200,270 loss for the period January 1 through November 1, 2020.

Note 6—Variable Interest Entity

As discussed in Note 2 to the consolidated financial statements, Healthstat Wellness was determined to be a VIE of Healthstat and has been included in the consolidated financial statement presentation.

The creditors and beneficial interest holders of the Healthstat Wellness have no recourse against the assets or general credit of the Company or its subsidiaries.

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 1, 2020

Note 7 —Line of Credit

Line of Credit

In December 2015, the Company entered into a line of credit agreement with a bank. The line of credit has a limit of $5,500,000 that was renewed through December 11, 2020. The interest rate on the outstanding balance is calculated at the adjusted one-month LIBOR rate plus 2.25%. In May 2020, the Company modified the credit agreement to increase the limit to $7,500,000. The line of credit had an outstanding balance of $7,012,813 at November 1, 2020.

The revolving line of credit is secured by substantially all business assets. Borrowing under the line of credit is subject to certain financial and nonfinancial covenants and restrictions, of which the Company was in compliance as of November 1, 2020.

Interest expense was $65,438 for the period January 1 through November 1, 2020.

NOTE 8—Accrued Liabilities

The following is the detail of other accrued liabilities of the Company as of November 1, 2020:

Accrued transaction expenses	$3,283,635
Accrued compensation	2,471,584
Insurance accrual	512,992
Other	311,275

Total	$6,579,486

Transaction expenses were related to the Acquisition.

Note 9—Commitments and Contingencies

Operating Leases

The Company leases office space and office equipment under operating lease agreements through June 2026. The expense related to these leases was $1,196,472 for the period January 1 through November 1, 2020.

Future minimum lease payments under operating leases are as follows:

Periods
November 1, 2020 through December 31, 2020	$186,823
2021	1,152,447
2022	1,158,041
2023	1,145,030
2024	1,151,074
2025	1,037,855
2026 and thereafter	517,129

$6,348,399

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 1, 2020

Performance Equity Agreement

During 2018, the Company entered into performance equity agreements with certain executives to compensate them upon a change of control. As of November 1, 2020, the Company has not recognized a liability as a change of control had not been effectuated. Under the terms of the Acquisition described in Note 14, Everside is responsible for funding the compensation related to these agreements in an amount of $12.9 million as part of the consideration to acquire the Company.

Litigation

The Company is involved in disputes and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the outcome of these proceedings, in Management’s opinion, none of these disputes or legal actions are expected to have a material impact on results.

Note 10—Stockholders’ Equity

The aggregate number of shares the Company shall have the authority to issue is 210,000 shares of Class A voting common stock and 100,000 shares of Class B nonvoting common stock. Other than the right to vote, in all other respects, the powers, preferences, rights, limitations and restrictions on Class A and Class B shares are identical.

Note 11—Defined Contribution Plan

The Company has a 401(k) plan covering substantially all of its employees. Retirement plan expense represents the contributions to and administrative costs of the plan. Company contributions for the period January 1 through November 1, 2020 were $510,172.

Note 12—Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and accounts receivable. The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits.

The Company provides services to customers located throughout the United States. The Company performs ongoing credit evaluations of customers and generally does not require collateral. Concentrations of credit with respect to trade accounts receivable are limited as its customers are dispersed across different geographic locations.

There are no customers that account for 10% or more of revenue or accounts receivable.

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 1, 2020

Note 13—Income Taxes

The following is a summary of the provision for income taxes for the period January 1 through November 1, 2020:

Period Ended November 1, 2020
Current tax expense	$61
Deferred tax benefit	(4,109,276)

Tax benefit	$(4,109,215)

A reconciliation of the statutory U.S. income tax rate to the effective income tax rate is as follows:

Period from January 1, 2020 through November 1, 2020
U.S. Federal tax (benefit) expense at statutory rate	21.00%
State tax (benefit) income taxes, net of federal benefit	12.12%
Permanent differences	-0.36%
Return to provision	5.77%
Transaction costs	-6.18%
Transaction bonus	61.88%
Other	0.05%

Effective income tax rate	94.28%

The Company’s deferred income tax assets (liabilities) consists of the following as of November 1, 2020:

Deferred tax assets:
Accounts receivable, net	$130,734
Accrued expenses	735,025
Unearned revenue	54,201
Net operating loss	3,692,056

Total deferred tax assets	$4,612,016

Deferred tax liabilities:
Cash to accrual adjustment	(532,934)
Prepaid expenses	(10,037)
Property and equipment	(257,642)

Net deferred tax asset (liability)	$3,811,403

As of December 31, 2020 the Company had $14,703,784 and $10,583,983, respectively, of federal and state net operating loss carryforwards. The federal net operating loss can be carried forward indefinitely, but can only offset 80% of future taxable income in years after 2020. The state net operating losses begin expiring in 2024, if not utilized.

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 1, 2020

assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. All available evidence, both positive and negative, is carefully considered in determining if a deferred tax asset related to temporary differences or operating loss carryforwards is realizable. Despite the current year book loss the Company generated taxable income. In prior years the Company has generated taxable income and anticipates doing so in the future. As of November 1, 2020, the Company has determined, based on all available evidence, that no valuation allowance is needed.

The Company files income tax returns in the United States on federal basis and various states. The Company is not currently under any federal, state or local income tax examinations for any taxable years. The tax year of 2019 remains open to tax examination for both federal and state.

Note 14—Subsequent Events

On November 2, 2020 (“Closing Date”), Everside acquired 100% of the outstanding equity of Healthstat pursuant to the Stock Purchase Agreement dated October 7, 2020 (the “Acquisition”). The total purchase price was $121.0 million, and the fair value of consideration was $116.5 million, which includes $64.0 million cash paid, $22.5 million of equity, $29.5 million of contingent consideration based on the achievement of certain revenue metrics and $0.5 million of working capital adjustments.

HEALTHSTAT, INC.

REPORT OF INDEPENDENT AUDITOR

To the Stockholders

Healthstat, Inc.

Charlotte, North Carolina

We have audited the accompanying consolidated financial statements of Healthstat, Inc., which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Healthstat, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matters

As discussed in Note 13, in January 2020, the World Health Organization has declared COVID-19 to constitute a “Public Health Emergency of International Concern.” Given the uncertainty of the situation, the duration of any business disruption and related financial impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

As discussed in Note 13 to the consolidated financial statements, on November 2, 2020, Everside Health Group, Inc. acquired 100% of the outstanding equity of Healthstat, Inc. Our opinion is not modified with respect to this matter.

/s/ Cherry Bekaert LLP

Charlotte, North Carolina

May 14, 2021

HEALTHSTAT, INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2019

ASSETS
Current Assets:
Cash	$464,654
Accounts receivable, net	10,750,465
Prepaid expenses	807,335

Total Current Assets	12,022,454
Property and equipment, net	836,406
Other Assets:
Ownership interest in investee company	400,270

Total Assets	$13,259,130

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$2,810,545
Accrued expenses	7,092,438
Income taxes payable	7,711
Unearned income	565,125
Deferred income tax liability, net	297,868

Total Liabilities	10,773,687

Stockholders’ Equity:
Class A, voting common stock, no par value, 210,000 shares authorized, 3,943 shares issued and outstanding as of December 31, 2019	232,301
Class B, nonvoting common stock, no par value, 100,000 shares authorized, 50 shares issued and outstanding	100
Retained earnings	2,253,042

Total Stockholders’ Equity	2,485,443

Total Liabilities and Stockholders’ Equity	$13,259,130

HEALTHSTAT, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

Service revenue	$75,427,661
Cost of services	46,230,456

Gross Profit	29,197,205
General and administrative expenses
35,200,377

Operating Loss	—
(6,003,172)

Other Income (Expense):
Interest income (expense)	30,028
Equity income—share of investee company income	34,546
Loss on disposal of property and equipment	(5,330)

Total Other Income	59,244

Loss before income taxes	(5,943,928)
Income tax expense	(305,579)

Net Loss	$(6,249,507)

HEALTHSTAT, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

YEAR ENDED DECEMBER 31, 2019

	Class A Common Stock	Class B Common Stock	Retained Earnings	Total
Balance, December 31, 2018	$232,301	$100	$9,431,968	$9,664,369
Net loss	—	—	(6,249,507)	(6,249,507)
Distributions	—	—	(929,419)	(929,419)

Balance, December 31, 2019	$232,301	$100	$2,253,042	$2,485,443

HEALTHSTAT, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:
Net loss	$(6,249,507)
Adjustments to reconcile net loss to net cashflows from operating Depreciation activities:	663,117
Loss on disposal of property and equipment	5,330
Share of investee company income	(34,548)
Change in allowance for doubtful accounts	1,903
Deferred income taxes	297,868
Changes in:
Accounts receivable	(1,401,572)
Prepaid expenses	(69,167)
Accounts payable	1,755,384
Accrued expenses	3,149,409
Income tax payable	7,711
Unearned income	112,413

Net cash flows from operating activities	(1,761,659)

Cash flows from investing activities:
Purchases of property and equipment	(410,607)

Cash flows from financing activities:
Distributions to stockholders	(929,419)

Net change in cash	(3,101,685)
Cash, beginning of year	3,566,339

Cash, end of year	$464,654

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note 1—Organization

Healthstat, Inc. (“Healthstat”) provides on-site primary care, high health risk, and disease management services in employer facilities throughout the United States of America. Healthstat is located in Charlotte, North Carolina.

Note 2—Summary of significant accounting policies

Basis of Presentation – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation – The consolidated financial statements present the financial position of Healthstat, Inc. and Healthstat Wellness, Inc. (“Healthstat Wellness”) (collectively, the “Company”).

The Financial Accounting Standards Board (“FASB”) has issued an accounting principle discussing Consolidation of Variable Interest Entities (“VIE”) which addresses consolidation by business enterprises of variable interest entities.

Healthstat Wellness was formed due to states adopting a strict corporate practice of medicine, requiring medical services to be offered by a professional entity, rather than a corporate entity. Healthstat Wellness is considered a VIE of the Company and has been included in the consolidated financial statements. A reporting company is required to consolidate a VIE as its primary beneficiary, which means it has a controlling financial interest, when it has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. An entity is considered to be a VIE when its total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, or its equity investors, as a group, lack the characteristics of having a controlling financial interest. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.

Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable, Net – Accounts receivable consists of trade accounts receivable and are stated net of an allowance for doubtful accounts, if necessary. Credit is extended to customers after an evaluation of the customer’s financial condition. Generally, collateral is not required as a condition of credit extension. Management’s determination of the allowance for doubtful accounts is based on specific identification. Accounts receivable are written off when, in the opinion of management, such receivables are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note 2—Summary of significant accounting policies (Continued)

allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. As of December 31, 2019, the allowance for doubtful accounts was $75,719.

Property and Equipment, Net – Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Depreciation is computed using the straight-line method for financial reporting purposes. The estimated useful lives of property and equipment range from three to seven years.

Income Taxes – Effective June 27, 2019, the stockholders of the Company elected to convert from having its income taxed under Section 1362 of the Internal Revenue Code S corporation to a C corporation. Consequently, beginning for fiscal year 2019, the Company will pay all income tax for federal and state income tax purposes. Deferred income tax assets and liabilities are recorded for the temporary differences between financial statement and income tax bases of the taxable entity’s assets and liabilities using the enacted income tax rates in effect during the years in which differences are expected to reverse. Valuation allowances are established when necessary to reduce the deferred income tax assets to the amount expected to be realized.

The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2019.

Advertising – Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2019 was $119,512.

Equity Interest in Joint Venture – Investee companies that are not consolidated but over which the Company exercises significant influence are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the investee company’s Board of Directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the investee company. Under the equity method of accounting, an investee company’s accounts are not reflected within the Company’s consolidated balance sheet and statement of operations; however, the Company’s share of the earnings or losses of the investee company is reflected in the caption Equity income – share of investee company income in the consolidated statement of operations. The Company’s carrying value in an equity method investee company is reflected in the caption ownership interest in investee company in the Company’s consolidated balance sheet.

When the Company’s carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Unearned Income – Unearned income is related to client deposits. Client deposits are deposits that are collected prior to beginning the customer relationship and held through the duration of the customer contract. Client deposits are applied as credits to offset charges that occur at the end of a customer’s contract.

Impairment of Long-Lived Assets – The Company reviews the carrying value of its long-lived assets, whether held for use or disposal, including other identifiable intangible assets, when events and circumstances

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note 2—Summary of significant accounting policies (Continued)

indicate the carrying amount of an asset may not be recoverable based on expected, undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Revenue Recognition – Accounting Standard Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 on January 1, 2019. The Company applied the standard using the modified retrospective method. The cumulative effect of the adoption did not have a material effect on the consolidated balance sheet at December 31, 2019 and the consolidated statement of operations and changes in stockholders’ equity for the year then ended.

The Company’s primary revenue stream is providing onsite primary care, high health risk, and disease management services in employer facilities throughout the United States of America. The agreement for the provision of services is unique to each customer and generally consists of several services that have the same pattern of transfer. The nature of the promise is generally the same each month and, therefore, the same measure of progress is applied to each distinct service period. As such, all criteria in the series guidance are met and the performance obligation is a series.

The Company applies the following five steps to recognize revenue in accordance with ASC 606:

1)

Identify the Contract with a Customer – Due to the nature of the Company’s different revenue streams, the form of a contract will vary by service, customer type, state regulatory considerations, and customer size. Contract terms could be described in any combination of the following: A response to a formal request for proposal, a Health Risk Management Agreement, contract, purchase order, or invoice.

2)

Identify the Performance Obligations in the Contract – The Company’s performance obligations are stated within the contract and generally are related to the service, customer type, state regulatory considerations, and customer size.

3)	Determine the Transaction Price – The Company determines transaction price based upon the agreed upon price at the contract date.

4)

Allocate the Transaction Price to Performance Obligations in the Contract – When a contract contains a single performance obligation, the entire transaction price is allocated to that one performance obligation. Generally, the contract is comprised of one combined performance obligation series, the total will be allocated entirely to one performance obligation, and no estimation of transaction stand-alone selling price is necessary. Where multiple performance obligations occur, management allocated variable consideration to the specific performance obligations where they are priced at their stand-alone selling price. For the majority of the contracts, as the contract has resulted from an open market process, management has determined these transactions are priced at stand-alone selling price.

5)

Recognize Revenue When or as the Performance Obligation is Satisfied – For the majority of the Company’s contracts, there is a combination of a series of performance obligations which are priced at their stand-alone selling price. In those instances, revenue should be recognized over time which would approximate the as invoiced method.

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note 2—Summary of significant accounting policies (Continued)

Where a contract incorporates a setup fee, one off contractual costs, or fixed charges associated with the setup of the contract which do not relate to a distinct performance obligation, these charges should be recognized over the life of the contract.

Upcoming Pronouncement – Leases – In February 2016, FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the consolidated balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the consolidated statement of operations. The new guidance is effective for annual reporting periods beginning after December 15, 2021. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

Note 3—Property and Equipment, Net

Property and equipment, net, are summarized by major classifications at December 31, 2019 as follows:

Computer equipment	$1,889,655
Medical equipment	7,112
Office furniture and equipment	544,389
Software	892,803

3,333,959
Less accumulated depreciation	(2,497,553)

Property and equipment, net	$836,406

Depreciation expense was $663,117 for the year ended December 31, 2019.

Note 4—Line of Credit

In December 2015, the Company entered into a line of credit agreement with a bank. The line of credit has a limit of $5,500,000 that was renewed through December 11, 2020. The interest rate on the outstanding balance is calculated at the adjusted one-month LIBOR rate plus 2.25%. The line of credit had no outstanding balance at December 31, 2019.

The revolving line of credit is secured by substantially all business assets. Borrowing under the line of credit is subject to certain financial and nonfinancial covenants and restrictions.

Interest expense was $-0- for the year ended December 31, 2019.

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note 5—Equity in net assets of affiliate

The Company’s investment in and advances to joint venture at December 31, 2019 consists of its 50% investment in MedSite Health Management, LLC (“MedSite Health”), a healthcare management company. The ending balance of the Company’s investment as of December 31, 2019 was $400,270. Condensed financial information for MedSite Health is as follows:

December 31, 2019 (unaudited)
Assets	$939,823
Liabilities	189,281

Equity	$750,542

Year Ended December 31, 2019 (unaudited)
Revenues	$2,004,836
Expenses	1,935,732

Net income	$69,104

Note 6—Variable interest entity

As discussed in Note 2, Healthstat Wellness was determined to be a VIE of Healthstat and has been included in the consolidated financial statement presentation. Condensed financial information for Healthstat Wellness is as follows:

December 31, 2019 (unaudited)
Assets	$473,646
Liabilities	321,131

Equity	$152,515

Year Ended December 31, 2019 (unaudited)
Revenues	$5,377,487
Expenses	5,153,202

Net income	$224,285

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note 7—Operating leases

The Company leases office space and office equipment under operating lease agreements through June 2026. The expense related to these leases was $997,052 for the year ended December 31, 2019.

Future minimum lease payments under operating leases are as follows:

Years Ending December 31,
2020	$848,496
2021	839,264
2022	769,603
2023	781,234
2024 and thereafter	203,979

$3,442,576

Note 8—Stockholders’ equity

The aggregate number of shares the Company shall have the authority to issue is 210,000 shares of Class A voting common stock and 100,000 shares of Class B nonvoting common stock. Other than the right to vote, in all other respects, the powers, preferences, rights, limitations, and restrictions on Class A and Class B shares are identical.

Note 9—Defined contribution plan

The Company has a 401(k) plan covering substantially all of its employees. Retirement plan expense represents the contributions to and administrative costs of the plan. Company contributions for the year ended December 31, 2019 were $687,879.

Note 10—Concentration of credit risk

The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits.

The Company provides services to customers located throughout the United States. The Company performs ongoing credit evaluations of customers and generally does not require collateral. Concentrations of credit with respect to trade accounts receivable are limited as its customers are dispersed across different geographic locations.

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note 11—Income taxes

The following is a summary of the provision for income taxes for the year ended December 31, 2019:

Current position	$7,711
Deferred tax expense	297,868

Tax provision	$305,579

As mentioned in Note 2, the Company converted from a S corporation to a C corporation. The impact of this conversation was $1,315,893 to the tax provision.

The Company’s deferred income tax assets (liabilities) consists of the following at December 31, 2019:

Deferred tax assets:
Accounts receivable, net	$76,990
Accrued expenses	565,883
Unearned revenue	72,518
Net operating loss	329,002

Total deferred tax assets	1,044,393

Deferred tax liabilities:
Cash to accrual adjustment	(992,411)
Prepaid expenses	(163,277)
Property and equipment	(186,573)

Net deferred tax liability	$(297,868)

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. All available evidence, both positive and negative, is carefully considered in determining if a deferred tax asset related to temporary differences or operating loss carryforwards is realizable. Despite the current year book loss, the Company generated taxable income. In prior years the Company has generated taxable income and anticipates doing so in the future. As of December 31, 2019, the Company has determined, based on all available evidence, no valuation allowance is needed.

Note 12—Related party

A clinic operated by a shareholder of the Company provided leased employees to the Company in the amount of $14,143 for the year ended December 31, 2019. The Company had accounts payable due to this clinic of $48,595 as of December 31, 2019. The Company had accounts receivable due from MedSite Health of $9,307 as of December 31, 2019.

During 2018, Healthstat entered into a promissory note agreement with Healthstat Wellness in the amount of $750,000, payable in interest only payments on December 31 of each year the loan is outstanding, with interest accruing at 2.45% above the one-month LIBOR rate of Wells Fargo Bank, N.A. This promissory note agreement has been eliminated in consolidation.

HEALTHSTAT, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note 13—Subsequent events

The Company has evaluated subsequent events through May 14, 2021, in connection with the preparation of these consolidated financial statements, which is the date the consolidated financial statements were available to be issued.

Toward the end of December 2019, an outbreak of a novel strain of coronavirus (“COVID-19”) emerged globally. There have been mandates from federal, state, and local authorities requiring forced closures of non-essential businesses, which could negatively impact the Company’s business. Although it is not possible to reliably estimate the length or severity of this outbreak and hence its financial impact, any significant reduction in customer visits to, and spending at, the Company’s sites caused by COVID-19 would result in a loss of sales and profits and other material, adverse effects.

On November 2, 2020, Everside Health Group, Inc. acquired 100% of the outstanding equity of Healthstat. Inc. pursuant to a stock purchase agreement dated October 7, 2020. The total purchase price was $121.0 million.

Shares

Common Stock

PROSPECTUS

Morgan Stanley	J.P. Morgan	Goldman Sachs & Co. LLC	BofA Securities	William Blair

            2021

Until                 , 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Stock Exchange listing fee.

Amount to be Paid
SEC registration fee		$10,910
FINRA filing fee		14,850
Stock Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The registrant’s charter and bylaws, provide for the indemnification of its directors and officers to the fullest extent permitted under the DGCL. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The registrant’s charter includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the registrant.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and also to provide for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, the registrant made sales of the following unregistered securities:

•

In June 2018, the registrant issued 100 shares of the registrant’s common stock, par value $0.0001 per share, to Everside Health Holdings, LLC (formerly NEAPH Holdings, LLC), such that the registrant was a wholly-owned subsidiary of Everside Health Holdings, LLC. The issuance of such shares of common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

•	In December 2018, the registrant issued 111.201 shares of the registrant’s common stock to Everside Health Holdings, LLC in connection with the acquisition of Activate Healthcare, LLC;

•	In November 2020, the registrant issued 80.7256 shares of the registrant’s common stock to Everside Health Holdings, LLC in connection with the acquisition of Healthstat, Inc.; and

•	In July 2021, the registrant issued 1.6490 shares of the registrant’s common stock to Everside Health Holdings, LLC in connection with the acquisition of R-Health, Inc.

The issuance of such shares of common stock in the foregoing transactions were not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1+	Certificate of Incorporation of the Registrant, as currently in effect.

3.1.1+	First Certificate of Amendment to Certificate of Incorporation of Registrant.

3.1.2+	Second Certificate of Amendment to Certificate of Incorporation of Registrant.

3.2+	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective immediately prior to the consummation of this offering).

3.3+	By-laws of the Registrant, as currently in effect.

3.4+	Form of Amended and Restated By-laws of the Registrant (to be effective immediately prior to the consummation of this offering).

4.1+	Specimen Common Stock Certificate.

4.2	Form of Registration Rights Agreement.

5.1*	Opinion of Goodwin Procter LLP.

10.1#*	2021 Stock Option and Incentive Plan, and forms of award agreements thereunder.

10.2#*	2021 Employee Stock Purchase Plan.

10.3#*	Senior Executive Cash Incentive Bonus Plan.

10.4#*	Non-Employee Director Compensation Policy.

10.5+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.6+	1400 Wewatta Office Lease Agreement, by and between Wewatta and Wynkoop PT, LLC and Paladina Health, LLC, dated as of November 12, 2018.

10.7#+	Employment Agreement, by and between Christopher Miller and Paladina Health, LLC, dated as of May 24, 2018.

10.8#+	Employment Agreement, by and between Tobias Barker, M.D. and Paladina Health, LLC, dated as of October 18, 2018.

10.9#+	Offer Letter, by and between Gaurov Dayal and Paladina Health, LLC, dated as of November 1, 2020.

10.10#+	Offer Letter, by and between Neil Flanagan and Paladina Health, LLC, dated as of July 17, 2020.

10.11#+	Offer Letter, by and between Heather Dixon and Everside Health Holdings, LLC, dated as of May 12, 2021.

10.12+

Loan and Security Agreement, by and between Comerica Bank, Paladina Health, LLC, DPC Medical Group, P.C., Paladina Medical Group of New Jersey, P.C. and Paladina Health Medical Group PC, dated as of June 27, 2018.

10.13+

First Amendment to Loan and Security Agreement, by and between Comerica Bank, Paladina Health, LLC, DPC Medical Group, P.C., Paladina Medical Group of New Jersey, P.C., Paladina Health Medical Group PC and Activate Healthcare LLC, dated as of May 31, 2019.

Exhibit Number	Description

10.14+

Second Amendment and Waiver to Loan and Security Agreement, by and between Comerica Bank, Paladina Health, LLC, DPC Medical Group, P.C., Paladina Medical Group of New Jersey, P.C., Paladina Health Medical Group PC and Activate Healthcare LLC, dated as of April 20, 2020.

10.15+

Third Amendment and Joinder to Loan and Security Agreement, by and between Comerica Bank, Everside Health, LLC (formerly Paladina Health, LLC), Paladina Medical Group of New Jersey, P.C., Paladina Health Medical Group PC, Activate Healthcare LLC, Healthstat, Inc., Gateway Direct Primary Care JV, LLC, Healthstat Wellness, Inc., Paladina Medical Group of California, Professional Corporation and Paladina DPC Holding Co., LLC, dated as of March 25, 2021.

10.16+

Fourth Amendment and Joinder to Loan and Security Agreement, by and between Comerica Bank, Everside Health, LLC (formerly Paladina Health, LLC), Paladina Medical Group of New Jersey, P.C., Paladina Health Medical Group PC, Activate Healthcare LLC, Healthstat, Inc., Gateway Direct Primary Care JV, LLC, Healthstat Wellness, Inc., Paladina Medical Group of California, Professional Corporation, Paladina DPC Holding Co., LLC, and R-Health, Inc., dated as of July 12, 2021.

10.17+

Stock Purchase Agreement, by and among Paladina DPC Holding Co., LLC, Paladina Health Holdings, LLC, Healthstat, Inc., Healthstat Wellness, Inc., Dr. Robert Eric Hart, the sellers named therein, and HSSR LLC as the sellers’ representative, dated October 7, 2020.

10.18+	Management Consulting Agreement, by and between Paladina Health LLC and NEA Management Company LLC, dated June 1, 2018.

10.19+	Amendment to Management Consulting Agreement, by and between Everside Health LLC and NEA Management Company LLC, dated May 5, 2021.

21.1+	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm as to Everside Health Group, Inc.

23.2	Consent of KPMG LLP, independent registered public accounting firm as to Healthstat, Inc.

23.3	Consent of Cherry Bekaert LLP.

23.4*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1+	Power of Attorney.

*	To be included by amendment.
+	Previously filed.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado on August 27, 2021.

Everside Health Group, Inc.

By:	/s/ Christopher T. Miller
Christopher T. Miller
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher T. Miller Christopher T. Miller	Chief Executive Officer and Director (Principal Executive Officer)	August 27, 2021

/s/ Heather Dixon Heather Dixon	Chief Financial Officer (Principal Accounting and Financial Officer)	August 27, 2021

/s/ Joseph Mello Joseph Mello	Director	August 27, 2021

* Anthony Gabriel	Director	August 27, 2021

* Peter Hudson	Director	August 27, 2021

* John Nehra	Director	August 27, 2021

* Andrew Adams	Director	August 27, 2021

* Mohamad Makhzoumi	Director	August 27, 2021

* Kavita Patel	Director	August 27, 2021

* Sara Lewis	Director	August 27, 2021

Signature	Title	Date

* Wouleta Ayele	Director	August 27, 2021

* Michael Strautmanis	Director	August 27, 2021

*By	/s/ Christopher T. Miller
Christopher T. Miller Attorney-in-Fact